As filed with the U.S. Securities and Exchange Commission on July 2, 2021.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CYTEK BIOSCIENCES, INC.

(Exact name of Registrant as specified in its charter)

Delaware	3826	47-2547526
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Cytek Biosciences, Inc.

46107 Landing Pkwy

Fremont, California 94538

(877) 922-9835

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Wenbin Jiang, Ph.D.

President and Chief Executive Officer

Cytek Biosciences, Inc.

46107 Landing Pkwy

Fremont, California 94538

(877) 922-9835

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gordon K. Ho J. Patrick Loofbourrow John T. McKenna Cooley LLP 3175 Hanover Street Palo Alto, California 94304 (650) 843-5000	Valerie Barnett General Counsel Cytek Biosciences, Inc. 46107 Landing Pkwy Fremont, California 94538 (877) 922-9835	Ilir Mujalovic Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.   ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.   ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.001 par value per share	$100,000,000	$10,910

(1)	Includes the aggregate offering price of additional shares of common stock that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

Subject To Completion, Dated July 2, 2021

             Shares

COMMON STOCK

We are offering                  shares of our common stock.

This is our initial public offering, and no public market currently exists for our common stock. We expect the initial public offering price to be between $                and $                per share. We have applied to have our common stock listed on the Nasdaq Global Select Market under the symbol “CTKB.”

Upon the closing of this offering, our executive officers, directors and current beneficial owners of five percent or more of our common stock will, in the aggregate, beneficially own approximately         % of our common stock.

We are an “emerging growth company” and a “smaller reporting company” as defined under the U.S. federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

Investing in our common stock involves risks. Please read “Risk Factors ” beginning on page 16 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities that may be offered under this prospectus, nor have any of these organizations determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount and commissions (1)	$	$
Proceeds, before expenses, to us	$	$

(1)     See “Underwriting” for additional information regarding underwriting compensation.

At our request, the underwriters have reserved five percent of the shares of common stock to be issued by the company and offered by this prospectus for sale, at the initial public offering price, to certain individuals through a directed share program. See “Underwriting—Directed Share Program.”

We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to an additional                  shares of common stock.

The underwriters expect to deliver the shares of common stock against payment in New York, New York on or about                , 2021.

MORGAN STANLEY	GOLDMAN SACHS & CO. LLC	PIPER SANDLER	COWEN

Prospectus dated                , 2021

Prospectus

We and the underwriters have not authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or in any applicable free writing prospectus is accurate only as of the date of this prospectus or any such free writing prospectus, as applicable, regardless of its time of delivery or of any sale of our common stock. Our business, financial condition, results of operations and future growth prospects may have changed since that date.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights selected information included elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Special Note Regarding Forward-Looking Statements,” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, all references in this prospectus to “Cytek Biosciences,” “Cytek,” “we,” “us,” “our” and “the company” refer to Cytek Biosciences, Inc.

Overview

We are a leading cell analysis solutions company advancing the next generation of cell analysis tools by leveraging novel technical approaches. Our goal is to become the premier cell analysis company through continued innovation that facilitates scientific advances in biomedical research and clinical applications. We believe our core instruments, the Aurora and Northern Lights systems, are the first full spectrum flow cytometers able to deliver high-resolution, high-content and high-sensitivity cell analysis by utilizing the full spectrum of fluorescence signatures from multiple lasers to distinguish fluorescent tags on single cells (“Full Spectrum Profiling” or “FSP”). Our novel approach harnesses the power of information within the entire spectrum of a fluorescent signal to achieve a higher level of multiplexing with exquisite sensitivity. Our patented FSP technology optimizes sensitivity and accuracy through its novel optical and electronic designs that utilize an innovative method of light detection and distribution. Our FSP platform includes instruments, reagents, software and services to provide a comprehensive and integrated suite of solutions for our customers. Since our first U.S. commercial launch in mid-2017 through March 31, 2021, we have sold and deployed over 750 instruments—primarily comprised of our Aurora and Northern Lights systems—to over 620 customers around the world, including the largest pharmaceutical companies, over 125 biopharma companies, leading academic research centers, and clinical research organizations (“CROs”). In June 2021, we began shipping the Aurora cell sorter (“Aurora CS”), which uses our FSP technology to further broaden our potential applications across cell analysis.

Biological systems are highly complex, and the multitude of questions that remain unanswered sets many challenges for scientists. Analysis at the single-cell level is essential to understand these complex systems. Identifying the correct cell in the context of a given biological question can have profound implications for drug development and health care decisions. It is essential to correlate information derived from multiple cell analysis approaches and to translate what is known at the gene level to the actual cell function. There is growing demand for deep content through high-dimensional cell analysis and for solutions that can provide a complete picture of cellular biological processes and interactions. To achieve this, scientists need to phenotype and isolate rare events or unique populations down to the single-cell through highly resolvable multi-dimensional cell analysis. While flow cytometry is a widely used tool for single-cell analysis, conventional flow cytometry, mass cytometry and early approaches to spectral flow cytometry technologies have historically been challenged due to limited dimensionality, sub-optimal resolution, low throughput, high cost for performance and/or significant technical expertise required to operate systems.

Our FSP platform addresses the inherent limitations of other technologies by providing a higher density of information with greater sensitivity, more flexibility and increased efficiency, all at a lower cost for performance. Our patented FSP technology is designed to optimize sensitivity and accuracy through its novel optical and electronic designs that utilize an innovative method of light detection and distribution to a specifically selected number of detectors of a particular type. This patented optics design enables researchers to effectively collect the full range of light emissions in an extremely compact space, resulting in higher resolution. Our platform also provides higher content by enabling development of highly complex assays with 40 different colors (individual fluorochromes) and, by combining multiple biomarkers with a fluorochrome, more than 40 biomarkers, all accessible within just a single tube.

Our solutions have enabled researchers to make significant scientific advances in key areas of medical discovery (such as oncology, immunology and infectious diseases) and empowered improved downstream cell analysis with complementary cell analysis technologies (such as next-generation sequencing (“NGS”)). We believe that our innovative FSP and targeted cell isolation technology has the potential to accelerate scientific discovery and to have a profound impact on the understanding of cell biology, immunotherapy, and targeted therapeutic approaches (personalized medicine). Further, the rate of publications generated, showcasing our technology across a wide range of applications including oncology, infectious diseases, immunology, immunotherapy and immuno-oncology, has meaningfully accelerated. Over 210 peer-reviewed articles have been published over three years, including many articles that appear in prominent journals.

Our FSP platform was purpose-built to advance the next generation of cell analysis by delivering deep insights, high throughputs and ease of use. Our FSP platform is designed to offer the following key benefits:

•

Ultra-sensitive: resolve the most challenging cell populations (such as cells with high autofluorescence or low levels of expression of key biomarkers) by providing high-resolution data at the single-cell level with an optimized signal-to-noise ratio.

•

Deep, high-integrity content: allow development of highly complex assays through access to 40 different colors and, by combining multiple biomarkers with a fluorochrome, more than 40 biomarkers in a single tube without sacrificing precision and throughput to gain a deeper understanding of biological systems and arrive at faster and more accurate diagnoses in clinical settings.

•

Flexible and compatible: enable a single configuration across a wide range of reagents and applications, full backwards compatibility across panels, and greater leverage for downstream analysis with complementary technologies, including NGS.

•

Efficient and compact: improve costs and save time while maintaining industry-leading performance and efficient workflows that limit consumables usage and reduce labor costs—all within a highly compact footprint minimizing space requirements for laboratories.

•

Integrated and intuitive: provide fully-integrated workflows through a suite of solutions that include instruments, reagents and kits, software and services. Our proprietary tools and the intuitive functionality of our proprietary SpectroFlo software, coupled with a user-friendly interface, allow for enhanced ease-of-use and minimal operator training.

Our core instruments, the Aurora and Northern Lights systems, are full spectrum flow cytometers founded on our FSP platform technology. The Aurora system—our most advanced and comprehensive offering—is available with three to five lasers and is suitable for customers seeking to access more than 24 colors (the Aurora system is able to reach 40 different colors and, by combining multiple biomarkers with a fluorochrome, more than 40 biomarkers.) The Northern Lights system—our entry-level offering—is available with one to three lasers and is suitable for customers seeking to access up to 24 colors. Both instruments are reconfigurable based on the desired number of lasers. In June 2021, we began shipping the Aurora CS, which leverages our FSP technology to rapidly isolate living cell populations from lower to higher complexity panels beyond 40 biomarkers. We believe the Aurora CS is the only sorter able to accommodate the same number of parameters with the same sensitivity as the Aurora system. Each system is supported by our highly intuitive, proprietary embedded SpectroFlo software, our reagents, and our service offerings to provide a comprehensive, end-to-end platform of solutions for our customers.

Within the life sciences technology market, flow cytometry technologies currently provide solutions largely within cell proliferation, cell counting, cell identification, cell quality control and single-cell applications, and they represent an initial total addressable market of nearly $8 billion. However, we believe that, driven by enhanced capabilities, our FSP platform has the potential to capture an increasingly greater share of the broader cell analysis market, which according to MarketsandMarkets Research Private Ltd. is expected to grow from roughly $16 billion in 2019 to approximately $23 billion by 2024, approximately $5 billion of which represents revenue from hospitals and diagnostic laboratories and $1.5 billion of which comes from the United States. Our Northern Lights system has been approved for clinical use in the European Union and China. In the United States, our products are currently labeled and promoted, and are, and in the near-future are expected to continue to be, sold primarily to academic and research institutions and biopharmaceutical companies as research use only products for non-diagnostic and non-clinical purposes, and are not currently designed, or intended to be used, for clinical diagnostic tests. We plan to continue generating supporting publications and data, as well as pursue any required regulatory approvals for clinical use for our products in the United States. Our ability to penetrate the clinical markets in the United States will depend in part on our ability to receive 510(k) clearance, de novo classification, or approval of a pre-market approval application from the FDA. Further, we believe our differentiated platform will enable us to expand the use of cell analysis into new markets, well beyond current applications addressed by prior flow cytometry technologies and other cell analysis technologies and creating a larger potential total addressable market. New and existing markets addressable by our platform include applications within immunotherapy, immuno-oncology, bio-processing, infectious diseases, and immuno-deficiencies. In addition, the combination of our platform with complementary, downstream cell analysis technologies is expected to provide areas for new applications. Combining FSP technology with NGS, for example, has demonstrated an improved ability to predict leukemia relapse after therapy (such as minimal residual disease (“MRD”) testing) and served to support the use of our technology within personalized medicine. As our FSP platform is further validated through the continued acceleration of peer-reviewed publications in new applications, we expect our total addressable market to expand.

We believe the combination of our people and our global reach across the United States, Europe and Asia will enable us to continue to execute on our growth strategies, stay ahead of competition and remain at the forefront of innovation in cell analysis. Our leadership team has extensive track records in the life sciences and technology sectors. As of March 31, 2021, we employed a multidisciplinary group of over 390 employees, with more than 110 advanced degrees, including over 70 PhDs and MDs, with expertise across optics, electronics, fluidics, computer sciences, chemistry, biology, and medical sciences. Our worldwide commercial team of more than 120 employees and our research and development team of more than 100 employees have significant expertise, industry experience and collaborative relationships with key opinion leaders (“KOLs”), industry leaders, innovators and potential customers.

We have a long history of providing high-quality and efficient customer service and our product development efforts reflect our deep understanding of our customers’ needs. One of our key differentiators is our customer-facing technical team, which collaborates closely with our customers to identify and find solutions for unmet needs across the market. We collaborate closely with KOLs, generating relevant data and publications to demonstrate not only the feasibility, but also the quality of our FSP approach. We plan to continue executing on our strategy to accelerate our growth by driving adoption of our FSP solutions, inspiring innovation, investing in integrated workflow solutions, and driving application development and adoption in clinical markets.

We believe our financial results reflect the significant market demand for our offerings and adoption of our FSP technology: our strong financial profile is differentiated by the combination of our scaled revenue base, high revenue growth and profitability. Our revenue reached $57.9 million, $92.8 million and $24.3 million for fiscal years 2019 and 2020, and the three months ended March 31, 2021, respectively, and has realized a 112% CAGR from fiscal year 2018 to fiscal year 2020. We generated a net loss of $16.8 million for fiscal year 2019 and a net income of $19.4 million and $102,000 for fiscal year 2020 and the three months ended March 31, 2021, respectively. Our Adjusted EBITDA was $3.3 million, $14.9 million and $1.8 million for fiscal years 2019 and 2020, and the three months ended March 31, 2021, respectively. Adjusted EBITDA is a non-U.S. generally accepted accounting principle (“GAAP”) financial measure. For a reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial measure, information about why we consider Adjusted EBITDA useful and a discussion of the material risks and limitations of these financial measures, please see “Prospectus Summary—Summary Consolidated Financial Data.”

Our Competitive Strengths

We aim to transform the cell analysis market by building on our success as a leading platform of innovative FSP solutions and continuing to leverage our key competitive strengths, including:

•	Our novel, patented FSP platform delivers high-resolution, high-content and high-sensitivity cell analysis by utilizing the full spectrum of fluorescent signatures.

•	Our solutions address many of our customers’ unmet needs.

•	Our complete FSP offering is available across a range of price points while consistently delivering high performance.

•	Our diversified customer base and breadth of relationships and scientific validation.

•	Our global scale and reach.

Our Strategy

Our strategy includes the following core elements:

•

Accelerate adoption of our FSP solutions. To continue driving adoption of our solutions and to support our leading global brand, we intend to further expand our sales infrastructure by hiring additional, highly qualified and reputable sales representatives, technical applications specialists and customer support staff, and by increasing marketing efforts. This investment will also support our entry into new markets as we rollout new solutions and applications and appropriately manage inbound interest from new customers.

•

Continue to innovate and offer our customers best-in-class FSP solutions. Our development efforts focus on value-additive features and enhancements to meet the growing needs of the cell analysis market. These efforts drive continued innovation across our proprietary reagents, software and services offerings, in addition to new instrumentation releases, such as the beginning of shipment of the Aurora CS in June 2021.

•

Invest in integrated workflow solutions to drive pull-through from our consumables and services. Our overarching goal is to become a comprehensive solutions provider to our customers by delivering a fully-integrated offering of instruments, consumables, software and services enabled by our FSP technology. As we continue to penetrate our addressable markets, we can leverage our growing installed base to drive consumable pull-through and recurring revenue.

•

Drive application development and adoption in clinical markets. We are deeply committed to developing our platform’s applications within the clinical market, and in particular, within disease detection, diagnosis and treatment monitoring. We also focus on areas where we can leverage the combination of our FSP platform with complementary cell analysis technologies (such as NGS) to produce differentiated outcomes with greater sensitivity, such as with MRD testing. We can provide insights to clinicians to facilitate personalized medicine for patients, as well as facilitate biopharma’s research and development efforts to develop the next generation of targeted therapies. Our Northern Lights system has been approved for clinical use in the European Union and China, and we plan to continue generating supporting publications and data, as well as to pursue any required regulatory approvals for clinical use in the United States. In the United States, our products are currently labeled and promoted, and are, and in the near-future are expected to continue to be, sold primarily to academic and research institutions and biopharmaceutical companies as research use only products for non-diagnostic and non-clinical purposes, and are not currently designed, or intended to be used, for clinical diagnostic tests.

Our Market Opportunity and Industry Background

Our market opportunity. Within the life sciences technology market, flow cytometry technologies currently provide solutions, including cell proliferation, cell counting, cell identification, cell quality control and single-cell applications, largely within the global cell analysis market. However, we believe that the enhanced capabilities of our FSP platform relative to conventional flow cytometry (“CFCs”), mass cytometry and early approaches to spectral flow cytometry enable us to capture an increasingly greater share of the total addressable market by accessing the entire cell analysis market, which according to MarketsandMarkets Research Private Ltd. is expected to grow from roughly $16 billion in 2019 to approximately $23 billion by 2024, approximately $5 billion of which represents revenue from hospitals and diagnostic laboratories and $1.5 billion of which comes from the United States. Our Northern Lights system has been approved for clinical use in the European Union and China. In the United States, our products are currently labeled and promoted, and are, and in the near-future are expected to continue to be, sold primarily to academic and research institutions and biopharmaceutical companies as research use only products for non-diagnostic and non-clinical purposes, and are not currently designed, or intended to be used, for clinical diagnostic tests. We plan to continue generating supporting publications and data, as well as pursue any required regulatory approvals for clinical use for our products in the United States. Our ability to penetrate the clinical markets in the United States will depend in part on our ability to receive 510(k) clearance, de novo classification, or approval of a pre-market approval application from the FDA. Further, we believe our differentiated platform will enable us to expand the use of cell analysis into new markets, well beyond current applications addressed by prior flow cytometry technologies and other cell analysis technologies, and creating a larger potential total addressable market. New and existing markets addressable by our platform include applications within immunotherapy, immuno-oncology, bio-processing, infectious diseases and immuno-deficiencies. In addition, the combination of our platform with complementary, downstream cell analysis technologies is expected to provide additional areas for new applications. Combining FSP technology with NGS, for example, has demonstrated an improved ability to predict leukemia relapse after therapy (such as MRD testing) and served to support the use of our technology within personalized medicine. As our FSP platform is further validated through the continued acceleration of peer-reviewed publications in new applications, we expect our total addressable market to expand.

Complementary technologies to FSP and multi-omics applications. Since our FSP platform provides highly complex data down to single-cell resolution at a rapid speed, it is inherently well-suited to drive more targeted and efficient downstream analyses for other single-cell technologies, such as NGS, single-cell capture and sample preparation, high-resolution microscopy (such as mass imaging cytometry, super resolution microscopy, confocal microscopy and high-throughput screening platforms), and micro and optofluidic systems. FSP is highly complementary to single-cell genomics applications utilizing NGS as it can be used earlier in workflows to rapidly phenotype and isolate living cell populations to the single-cell level with highly multiplexed proteomic data. These cells can then be transferred from our instrument into NGS systems to correlate proteomic and genomic expression, which in turn enables researchers to develop novel drug targets for therapeutics and clinicians to drive outcomes for patients through more informed treatment decision-making. For example, a peer-reviewed article published in the Biology of Blood and Marrow Transplantation journal recognized that combining multiparameter flow cytometry with NGS resulted in an improved ability to predict leukemia relapse after therapy, demonstrating strong potential utility in the large and growing market for MRD testing. With MRD, end users require high sensitivity and standardization, which makes our FSP technology ideal for addressing these challenges. According to a global MRD testing market report by BIS Research in December 2020, flow cytometry technology has the largest market share in MRD testing among relevant technologies, including NGS, polymerase chain reaction and others.

Importance of cell analysis at the single-cell level. Due to the heterogeneity within tissues, understanding cellular biology, particularly at the single-cell level, is necessary to unravel mechanisms that might otherwise not be detectable in bulk assays. Deep cellular analysis is a key application that we expect to enable a new age of healthcare delivery, and in particular, personalized medicine. Emerging and chronic infectious diseases, an aging population with a myriad of chronic diseases, and the need for more effective and targeted therapeutics all demand that the global healthcare market have advanced cell analysis technologies to research therapeutic and diagnostic solutions. These primary market forces, among others, will drive the direction for cell analysis applications that provide new possibilities for novel drug development and improved patient outcomes through enhanced disease detection, diagnosis, and treatment monitoring.

Preliminary Estimated Results for the Three Months Ended June 30, 2021

We expect preliminary unaudited revenue, net, for the three months ended June 30, 2021 to be approximately $             to $             million, income from operations to be approximately $             to $             million, gross profit margin to be approximately     % to     %, cash and cash equivalents to be approximately $             to $            , and instruments shipped to be approximately                      to                     . We have provided a range for the preliminary and unaudited financial results and operating metrics described above primarily because our financial closing procedures for the three months ended June 30, 2021 are not yet complete. As a result, there is a possibility that our final results will vary from these preliminary estimates. We undertake no obligation to update or supplement the information provided above until we release our results of operations for the three months ended June 30, 2021. The preliminary estimates for the three months ended June 30, 2021 presented above have been prepared by, and are the responsibility of, management. Deloitte & Touche LLP, our independent registered public accounting firm, has not audited, reviewed, compiled, or performed any procedures with respect to such preliminary information. Accordingly, Deloitte & Touche LLP does not express an opinion or any other form of assurance with respect thereto.

Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties that you should consider before investing in our company. These risks are described more fully in the section titled “Risk Factors.” These risks include, but are not limited to, the following:

•

We have a limited operating history and only recently launched our commercial products, which may make it difficult to evaluate the prospects for our future viability and predict our future performance. We have limited experience marketing and selling our products.

•

We are highly dependent on a limited number of product offerings. Our revenue has been primarily generated from sales of our core Aurora and Northern Light systems, which require a substantial sales cycle and are prone to quarterly fluctuations in revenue. Our future success depends on our ability to develop and successfully introduce new and enhanced products that meet the needs of our customers.

•

We rely on single source suppliers and, in some cases, sole source suppliers, for certain components and materials used in our systems and may not be able to find replacements or immediately transition to alternative suppliers, which could have an adverse effect on our business, financial condition and results of operations. We do not have long-term supply contracts with these suppliers, and there are no minimum purchase or payment requirements.

•	Our results of operations will be harmed if we are unable to accurately forecast customer demand for our products and manage our inventory.

•	Our business is dependent on adoption of our products by academic and government institutions, clinical research organizations, pharmaceutical companies and clinical laboratories for their research and development activities focused on cell analysis. If academic and government institutions, clinical research organizations, pharmaceutical companies and clinical laboratories are unwilling to adopt our products, it will negatively affect our business, financial condition, prospects and results of operations.

•	If we are unable to manufacture our products in high-quality commercial quantities successfully and consistently to meet demand, our growth will be limited.

•

Our future success is dependent upon our ability to increase penetration in our existing markets and expand into adjacent markets. If we are unable to successfully expand our commercial operations, including hiring additional qualified sales representatives, technical applications specialists and customer support staff, our business may be adversely affected.

•

We and our suppliers are subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and subject us to penalties if we fail to comply with applicable regulatory requirements. Our products may become subject to more onerous regulation by the FDA or other regulatory agencies in the future, which could increase our costs and delay or prevent sales of our products or commercialization of new products and product enhancements.

•

Concentration of ownership of our common stock among our executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions. Based on shares outstanding as of March 31, 2021 and including the shares to be sold in this offering and shares issuable upon the conversion of our preferred stock into our common stock upon the closing of this offering, our executive officers, directors and current beneficial owners of 5% or more of our common stock will, in the aggregate, beneficially own approximately         % of our common stock (assuming no exercise of the underwriters’ option to purchase additional shares of common stock). These stockholders, acting together, will be able to significantly influence all matters requiring stockholder approval, including the election and removal of directors and any merger or other significant corporate transactions after completion of this offering.

•

If we are unable to obtain and maintain patent or other intellectual property protection for any of our current or future products, or if the scope of the patent and other intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize our current or future products may be harmed.

•

Our business currently depends significantly on research and development spending by academic institutions and government-owned institutions, a reduction in which could limit demand for our solutions and adversely affect our business and operating results.

•

International operations and expansion of our international business exposes us to business, regulatory, political, operational, financial and economic risks associated with doing business outside of the United States.

•

The market for cell analysis technologies and life sciences tools, including flow cytometry, is rapidly evolving and highly competitive. If we are unable to successfully develop new products, adapt to rapid and significant technological change, respond to introductions of new products by competitors, make strategic and operational decisions to prioritize certain markets, technology offerings or partnerships, and develop and capitalize on markets, technologies or partnerships, our business could suffer.

•	If our products do not perform as expected, our operating results, reputation and business will suffer.

•

If we are unable to expand or leverage the number of peer-reviewed articles published using data generated by our products or otherwise increase brand awareness, the demand for our products and our business may be adversely affected.

•

We have increased the size of our organization and expect to further increase it in the future, and we may experience difficulties in managing our growth. If we are unable to manage the anticipated growth of our business, our future revenue and operating results may be harmed.

•

We rely on distributors for sales of our products in certain geographies outside of the United States. If we are unable to secure additional distributors or maintain good relationships with our existing distributors, or if such distributors do not perform adequately or effectively, our business could suffer.

•

We have identified a material weakness in our internal control over financial reporting. If we are unable to remediate this material weakness, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations.

•

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide.

•	We may need to raise additional capital beyond the proceeds of this offering to fund our existing operations, develop our products and/or expand our operations.

•	The COVID-19 pandemic has had and could continue to have an adverse impact on our business, operations, and the markets and communities in which we, our partners, and customers operate.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we are an emerging growth company, we will not be required to comply with certain requirements that are applicable to other public companies that are not emerging growth companies, including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, and may also take advantage of the reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and the exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, as an emerging growth company, we may take advantage of certain reduced reporting obligations, including a requirement to have only two years of audited consolidated financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations disclosure in this prospectus. We may choose to take advantage of some but not all of these reduced reporting obligations. We have taken advantage of many of these reduced reporting obligations in this prospectus and intend to do so in future filings. As a result, the information that we provide stockholders may be different than what you might get from other public companies in which you hold equity. In addition, the JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until those standards apply to private companies. We have elected to avail ourselves of this exemption, and, as a result, our operating results and financial statements may not be comparable to the operating results and financial statements of companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We are also a “smaller reporting company,” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Corporate Information

We were incorporated under the laws of the state of Delaware in December 2014 under the name Cytoville, Inc. In August 2015, we changed our name to Cytek Biosciences, Inc. Our principal executive offices are located at 46107 Landing Pkwy, Fremont, California 94538. Our telephone number is (877) 922-9835. Our website is www.cytekbio.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Unless the context indicates otherwise, as used in this prospectus, the terms “Company,” “Cytek,” “Registrant,” “we,” “us” and “our” refer to Cytek Biosciences, Inc., a Delaware corporation, and its direct and indirect subsidiaries, taken as a whole.

“Cytek,” “SpectroFlo,” “DxP Athena” and “QBsure” are registered trademarks in the United States. “SpectroFlo” is also a registered trademark in Australia, the European Union, China and Canada. “FSP,” “Full Spectrum Profiling,” “Northern Lights,” “cFluor,” “Complexity” and “Similarity” have pending trademark applications in the United States. All other service marks, trademarks and tradenames appearing in this prospectus are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies. Solely for convenience, the trademarks and tradenames referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor to these trademarks and tradenames.

The Offering

Common stock offered by us	shares

Underwriters’ option to purchase additional shares of common stock

We have granted the underwriters an option exercisable for a period of 30 days after the date of this prospectus to purchase up to an additional              shares of our common stock from us at the initial public offering price per share less the underwriting discounts and commissions.

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares of common stock in full).

Use of proceeds

We estimate that the net proceeds from the sale of our common stock in this offering will be approximately $             million (or approximately $             million if the underwriters exercise their option to purchase additional shares in full), based on the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, to continue funding commercial expansion, marketing initiatives, research and development efforts, manufacturing and activities and the remainder for capital expenditures, strategic investments, working capital and other general corporate purposes. See the section titled “Use of Proceeds” for additional information.

Directed share program

At our request, the underwriters have reserved five percent of the shares of common stock to be issued by the company and offered by this prospectus for sale, at the initial public offering price, to directors, officers, employees, business associates and other persons related to the company. If purchased by our directors and officers, these shares will be subject to a 180-day lock-up restriction. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Risk factors	See “Risk Factors” for additional information and a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed trading symbol on the Nasdaq Global Select Market	“CTKB”

The number of shares of our common stock that will be outstanding after this offering is based on 89,285,416 shares of our common stock (including shares of our redeemable convertible preferred stock on an as-converted basis) outstanding as of March 31, 2021, and excludes:

•

4,919,979 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock issued under our 2015 Equity Incentive Plan and outstanding as of March 31, 2021, with a weighted-average exercise price of $1.72 per share;

•	355,500 shares of our common stock issuable upon exercise of stock options granted after March 31, 2021, with a weighted-average exercise price of $7.69 per share;

•

4,543,014 shares of our common stock reserved for future issuance under our 2015 Equity Incentive Plan as of March 31, 2021, which shares will cease to be available for issuance at the time our 2021 Equity Incentive Plan becomes effective in connection with this offering;

•

                shares of our common stock reserved for future issuance under our 2021 Equity Incentive Plan, which includes an annual evergreen increase and will become effective upon the execution of the underwriting agreement for this offering; and

•

                shares of our common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan, which includes an annual evergreen increase and will become effective upon the execution of the underwriting agreement for this offering.

Unless otherwise indicated, the information in this prospectus reflects and assumes the following:

•	a -for- stock split of our common stock to be effected on 2021;

•

the automatic conversion of all outstanding shares of our redeemable convertible preferred stock outstanding as of March 31, 2021 into 65,453,173 shares of our common stock immediately upon the closing of this offering;

•	no exercise of the outstanding options described above;

•	no exercise of the underwriters’ option to purchase up to an additional shares of our common stock; and

•	the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the adoption of our amended and restated bylaws upon the closing of this offering.

Summary Consolidated Financial Data

The following tables set forth a summary of our historical consolidated financial data as of, and for the periods ended on, the dates indicated. The consolidated statements of operations and comprehensive income (loss) data for the fiscal years ended December 31, 2019 and 2020, are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The consolidated statements of operations and comprehensive income (loss) data for the three months ended March 31, 2020 and 2021 and the balance sheet data as of March 31, 2021 are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. Our interim consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), on the same basis as our audited consolidated financial statements and, in our opinion, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair presentation of our interim consolidated financial statements as of and for the periods presented. Our historical results are not necessarily indicative of the results that may be expected for any period in the future, and results for the three months ended March 31, 2021 are not necessarily indicative of results for the full year ending December 31, 2021. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information in “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The consolidated financial data in this section are not intended to replace our consolidated financial statements and the related notes and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

	Year ended December 31,		Three months ended March 31,
	2019	2020	2020	2021
	(in thousands, except share and per share data)
Consolidated Statements of Operations and Comprehensive Income (Loss) Data:
Revenue, net
Product	$50,172	$85,283	$16,064	$22,700
Service	7,711	7,556	1,924	1,572

Total revenue, net	57,883	92,839	17,988	24,272

Cost of sales(1)
Product	22,894	32,277	7,192	7,308
Service	6,315	8,852	2,421	2,478

Total cost of sales	29,209	41,129	9,613	9,786

Gross profit	28,674	51,710	8,375	14,486
Operating costs and expenses:
Research and development(1)	8,931	13,693	3,016	5,094
Sales and marketing(1)	10,241	14,988	3,531	4,277
General and administrative(1)	6,739	9,370	2,538	3,983
Litigation settlement	20,019	—	—	—

Total operating expenses	45,930	38,051	9,085	13,354

Income (loss) from operations	(17,256)	13,659	(710)	1,132
Interest expense	(1)	(333)	—	(375)
Interest income	711	110	86	10
Other income (expense), net	252	994	(37)	(615)

Total other income (expense), net	962	771	49	(980)
Provision for (benefit from) income taxes	533	(4,981)	178	50

Net income (loss)	$(16,827)	$19,411	$(839)	$102

	Year ended December 31,		Three months ended March 31,
	2019	2020	2020	2021
	(in thousands, except share and per share data)
Foreign currency translation adjustment, net of tax	$(25)	$212	$(77)	$202

Net comprehensive income (loss)	$(16,852)	$19,623	$(916)	$304

Net income (loss) attributable to common stockholders per share, basic(2)	$(0.80)	$0.15	$(0.04)	$—

Net income (loss) attributable to common stockholders per share, diluted(2)	$(0.80)	$0.13	$(0.04)	$—

Weighted average number of shares used in computing net income (loss) per share, basic(2)	20,950,082	21,845,666	21,341,420	23,668,744

Weighted average number of shares used in computing net income per share, diluted(2)	20,950,082	24,457,061	21,341,420	26,882,696

Pro forma net income (loss) per share attributable to common stockholders – basic (unaudited)(3)		$0.25		$—

Pro forma net income (loss) per share attributable to common stockholders, diluted (unaudited)(3)		$0.25		$—

Pro forma weighted-average common shares outstanding—basic (unaudited)(3)		76,494,539		89,121,917

Pro forma weighted-average common shares outstanding—diluted (unaudited)(3)		79,105,934		92,275,869

Other financial and operating data (unaudited) :
Adjusted EBITDA(4)	$3,341	$14,873	$(500)	$1,755

(1)	Includes stock-based compensation as follows:

	Year ended December 31,		Three months ended March 31,
	2019	2020	2020	2021
	(in thousands)
Cost of sales	$90	$232	$29	$112
Research and development	58	109	20	119
Sales and marketing	67	183	31	130
General and administrative	54	87	25	95

Total stock-based compensation expense	$269	$611	$105	$456

(2)

See Note 2 to our audited consolidated financial statements and Note 2 to our interim consolidated financial statements, appearing elsewhere in this prospectus, for details on the calculation of our basic and diluted net income (loss) per share attributable to common stockholders.

(3)

The unaudited pro forma basic and diluted weighted-average common shares outstanding used in the calculation of unaudited pro forma basic and diluted net income (loss) per share attributable to common stockholders has been prepared to give effect, upon a qualified initial public offering, to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our common stock as if the proposed initial public offering had occurred on January 1, 2020.

(4)

Adjusted EBITDA is a non-GAAP financial measure that we define as net income (loss) adjusted for interest expense, interest income, other income (expense), net, provision for (benefit from) income taxes, depreciation and amortization, legal settlement expenses and stock-based compensation expenses. See the section titled “Selected Consolidated Financial Data” for a reconciliation between Adjusted EBITDA and net income (loss), the most directly comparable GAAP financial measure, and a discussion about the limitations of Adjusted EBITDA.

	As of March 31, 2021
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Interim Consolidated Balance Sheet Data:
Cash and cash equivalents	$168,584	$168,584
Working capital(4)	184,773	184,773
Total assets	224,264	224,264
Legal settlement liability, net of current portion	10,840	10,840
Total liabilities	44,702	44,702
Redeemable convertible preferred stock	194,319	—
Additional paid-in capital	7,142	201,396
Accumulated deficit	(22,505)	(22,505)
Total stockholders’ equity (deficit)	(14,757)	179,562

(1)

The pro forma consolidated balance sheet data gives effect to (i) the conversion of 65,453,173 shares of our redeemable convertible preferred stock outstanding as of March 31, 2021 into an equal number of shares of our common stock upon the closing of this offering and the related reclassification of the carrying value of our redeemable convertible preferred stock to permanent equity in connection with the closing of this offering, and (ii) the filing and effectiveness of our amended and restated certificate of incorporation upon the closing of this offering; and

(2)

The pro forma as adjusted consolidated balance sheet data further reflects our receipt of net proceeds from the sale of                shares of common stock at the assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the amount of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $                million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase (decrease) the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the amount of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $                million, assuming the assumed initial public offering price per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

(4)

We define working capital as current assets less current liabilities. See Note 5 to our interim consolidated financial statements included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

The following tables reconcile the most directly comparable GAAP financial measure to each of these non-GAAP financial measures.

	Year ended December 31,		Three months ended March 31,
	2019	2020	2020	2021
	(in thousands)
Adjusted EBITDA
Net income (loss)	$(16,827)	$19,411	$(839)	$102
Depreciation and amortization	309	603	105	167
Provision for (benefit from) income taxes	533	(4,981)	178	50
Interest income	(711)	(110)	(86)	(10)
Interest expense	1	333	—	375
Other (income) expense, net(1)	(252)	(994)	37	615
Litigation settlement(2)	20,019	—	—	—
Stock-based compensation(3)	269	611	105	456

Adjusted EBITDA	$3,341	$14,873	$(500)	$1,755

(1)	Represents the foreign exchange gains and losses for the remeasurement of non-functional monetary balances.
(2)

Represents the litigation settlement expense related to the settlement agreement entered into with Becton, Dickinson and Company on October 6, 2020. See Note 15 to our audited consolidated financial statements appearing elsewhere in this prospectus for details on our litigation settlement expense.

(3)

Represents stock-based compensation expense related to option awards. See Note 12 to our audited consolidated financial statements and Note 12 to our interim consolidated financial statements appearing elsewhere in this prospectus for details on our stock-based compensation expense.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as all of the other information contained in this prospectus, including our consolidated financial statements and related notes, before investing in our common stock. While we believe that the risks and uncertainties described below are the material risks currently facing us, additional risks that we do not yet know of or that we currently think are immaterial may also arise and materially affect our business, financial condition, results of operations and prospects. If any of the following risks materialize, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

Risks Related to Our Business and Strategy

We have a limited operating history and only recently launched our commercial products, which may make it difficult to evaluate the prospects for our future viability and predict our future performance. We have limited experience marketing and selling our products.

We have a limited operating history and may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown obstacles. We launched our first core commercial product, the Aurora system, in June 2017. Our limited commercial and operating history makes it difficult to evaluate our current business and predict our future performance. Although we have experienced significant revenue growth in recent periods, any assessment of our future revenue, profitability or prediction about our future success or viability is subject to significant uncertainty. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in emerging and rapidly changing industries, including scaling up our infrastructure and headcount. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations, and our business, financial condition and results of operations could be materially and adversely affected.

We are highly dependent on a limited number of product offerings. Our revenue has been primarily generated from sale of our core Aurora and Northern Lights systems, which require a substantial sales cycle and are prone to quarterly fluctuations in revenue.

Our Aurora system was commercially launched in June 2017 and our Northern Lights system was commercially launched in October 2018. Sales of the Aurora and Northern Lights systems together accounted for 91% of our revenue for the periods presented. We expect that, for at least the foreseeable future, sales of our Aurora and Northern Lights systems will continue to account for a substantial portion of our revenue. The sales cycle for our flow cytometer instruments is slow and can take up to six months or longer to complete. As a result of this lengthy and unpredictable sales cycle, we will be prone to quarterly fluctuations in our revenue as sales of the Aurora and Northern Lights systems are expected to continue to comprise a significant component of our revenue. Additionally, we experience seasonality in our business, with revenue in the fourth quarter typically being higher as a result of higher sales volume due to marketing campaign closing activity. Quarterly fluctuations may make it difficult for us to predict our future operating results. Consequently, comparisons of our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance.

As a result of variability and unpredictability, we may also fail to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall short of the expectations of analysts or investors or any guidance we may provide, or if the guidance we provide falls short of the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met or exceeded any previously publicly stated guidance we may have provided.

We currently rely on single source suppliers and, in some cases, sole source suppliers, for certain components and materials used in our systems and may not be able to find replacements or immediately transition to alternative suppliers, which could have an adverse effect on our business, financial condition and results of operations.

We have sourced and will continue to source certain components of the Aurora and Northern Lights systems from a limited number of suppliers and, in some cases, sole source suppliers. Key components in our products that are supplied by sole or single source suppliers include certain lasers, semiconductors and mechanical components that are used in our optical, electrical and fluidic subassemblies. We do not currently have long-term supply contracts with the sole and single source suppliers of these key components, and there are no minimum purchase or payment requirements. Additionally, we believe we are not a major customer to most of our suppliers. Our suppliers may therefore give other customers’ needs higher priority than ours, and we may not be able to obtain adequate supply in a timely manner or on commercially reasonable terms. While we are in the process of qualifying additional sources of supply, qualifications can take 12 to 24 months and, in some cases, longer. If we were to lose one or more of our sole or single source suppliers, it would take significant time and effort to qualify alternative suppliers, if available. Moreover, in the event that we transition to a new supplier, particularly from any of our single source suppliers, doing so could be time-consuming and expensive, may result in interruptions in our ability to supply our products to the market and could affect the performance of our products, resulting in increased costs and negative customer perception.

Although we believe that we have stable relationships with our existing suppliers, we cannot assure you that we will be able to secure a stable supply of components materials going forward. In the event that any adverse developments occur with our suppliers, in particular for those products that are sole-sourced, or if any of our suppliers modifies any of the components they supply to us, our ability to supply our products may be temporarily or permanently interrupted. Obtaining substitute components could be difficult, time and resource-consuming and costly. Also, there can be no assurance that we will be able to secure a supply of alternative components at reasonable prices without experiencing interruptions in our business operations. In addition, quarantines, shelter-in-place and similar government orders related to the COVID-19 pandemic or other infectious disease outbreaks, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, could impact the suppliers upon which we rely, or the availability or cost of materials, which could disrupt the supply chain for our products.

In addition, we cannot assure you that our suppliers have obtained and will be able to obtain or maintain all licenses, permits and approvals necessary for their operations or comply with all applicable laws and regulations, and failure to do so by them may lead to interruption in their business operations, which in turn may result in shortages of components supplied to us.

Supply interruptions have in the past arisen and could arise in the future from effects of the COVID-19 pandemic, shortages of raw materials, labor disputes or weather conditions affecting products or shipments, transportation disruptions, adjustments to our inventory levels or other factors within and beyond our control, and such supply interruption risk is increased by the limited number of suppliers for certain of the components we use in our products. Our failure to maintain a continued supply of components that meets our quality control requirements for any reason, including changes to or termination of our agreements with key suppliers, or to enter into new agreements with other suppliers, particularly in the case of single or sole source suppliers, could result in the loss of access to important components and materials used in our products and impact our ability to manufacture and sell our products. Any delay or interruption in the supply of our materials could delay or suspend sales of our products and increase the costs of manufacturing our products, which could have an adverse effect on our business, financial condition and results of operations.

Our results of operations will be harmed if we are unable to accurately forecast customer demand for our products and manage our inventory.

To ensure adequate supply of our instruments and other products, we must forecast the inventory needs of our current and prospective customers, and manufacture our products based on our estimates of future demand.

Our ability to accurately forecast demand for our products could be negatively affected by many factors, many of which are beyond our control, including our failure to accurately manage our expansion strategy, product introductions by competitors, an increase or decrease in customer demand for our products or for products of our competitors, our failure to accurately forecast market acceptance of new products, changes in general market conditions, including as a result of the COVID-19 pandemic, seasonal demands, regulatory matters or weakening of general economic conditions.

We seek to maintain sufficient levels of inventory of our instruments and other products to protect ourselves from supply interruptions. We rely in part on our support organizations and distributors to supply forecasts of anticipated product orders in their respective territories. If we fail to accurately estimate customer demand for our products, our inventory forecasts may be inaccurate, resulting in shortages or excesses of inventory. Inventory levels in excess of customer demand may result in inventory write-downs or write-offs, which would cause our gross margin to be adversely affected and negatively impact our business, prospects, financial condition and results of operations. Conversely, if we underestimate customer demand for our products, we may not be able to deliver products in a timely manner or at all, and this could result in reduced revenue and damage to our reputation and customer relationships. In addition, if we experience a significant increase in demand, we may not have adequate manufacturing capacity to meet such demand, and additional supplies may not be available when required on terms that are acceptable to us, or at all, or suppliers may not be able to allocate sufficient capacity to meet our increased requirements, all of which would negatively affect our business, financial condition and results of operations. If we are unable to meet customer demand, we could lose our existing customers or lose our ability to acquire new customers, which would also negatively impact our business, financial condition and results of operations.

We have limited experience manufacturing our products and if we are unable to manufacture our products in high-quality commercial quantities successfully and consistently to meet demand, our growth will be limited.

We have limited experience manufacturing our products. We currently manufacture our instruments and reagents at our manufacturing facilities in Fremont, California, and Wuxi, China. To manufacture our products in the quantities that we believe will be required to meet the currently anticipated market demand beyond the next several years, we will need to increase manufacturing capacity, which will involve significant challenges and may require additional quality controls and regulatory approvals. We may not successfully complete any required increase to existing manufacturing capacity in a timely manner, or at all.

If there is a disruption to our manufacturing operations, we will have no other means of producing our products until we resolve such issues with our manufacturing facilities, develop alternative manufacturing facilities, or contract with third-party manufacturers capable of producing our products. Additionally, any damage to or destruction of our manufacturing facilities or equipment may significantly impair our ability to manufacture products on a timely basis. There may also be unforeseen occurrences that increase our costs, such as increased prices of the components of our products, changes to labor costs or less favorable terms with third-party suppliers. There can be no assurance that we will not encounter such problems in the future.

If we are unable to manufacture products consistently and in sufficient quantities to meet anticipated customer demand, our business, financial condition, results of operations and prospects would be harmed. As we continue to scale the commercial production of our products and increase our manufacturing capacity, we may encounter quality issues that could result in product defects, errors or recalls. Manufacturing delays related to quality control could negatively impact our ability to bring our products to market, harm our reputation and decrease our revenue. Any defects, errors or recalls could be expensive and generate negative publicity, which could impair our ability to market or sell our products, and adversely affect our results of operations.

In addition, the introduction of new products may require the development of new manufacturing sites, processes or procedures as well as new suppliers. Developing new processes and negotiating supply agreements can be very time consuming, and any unexpected difficulty in doing so could delay the introduction of a product.

Our future success is dependent upon our ability to increase penetration in our existing markets and expand into adjacent markets.

Our customer base includes academic and government institutions, pharmaceutical and biotechnology companies, clinical research organizations and clinical laboratories focused on cell analysis. Approximately 49% and 42% of our revenue came from sales to academic and government-owned institutions and 51% and 58% of our revenue came from sales to pharmaceutical and biotechnology companies, distributors and CROs in the year ended December 31, 2020 and the three months ended March 31, 2021, respectively. Our success will depend upon our ability to increase our market penetration. We cannot guarantee that we will be able to further penetrate our existing markets or that these markets will be able to sustain our current and future product and service offerings. Any failure to increase penetration in our existing markets would adversely affect our ability to improve our operating results.

Our success will also depend on our ability to further expand into adjacent markets, such as immunotherapy, immuno-oncology, bio-processing, infectious diseases and immune-deficiencies, as well as areas outside of healthcare, such as marine biology and alternative biofuels and other environmental fields. For example, in the United States, our products are currently labeled and promoted, and are, and in the near-future are expected to continue to be, sold primarily to academic and research institutions and biopharmaceutical companies as research use only products for non-diagnostic and non-clinical purposes, and are not currently designed, or intended to be used, for clinical diagnostic tests. We plan to continue generating supporting publications and data, as well as pursue any required regulatory approvals for clinical use for our products in the United States. Our ability to penetrate the clinical markets in the United States will depend in part on our ability to receive 510(k) clearance, de novo classification, or approval of a pre-market approval application from the FDA. Our failure to further expand in adjacent markets and attract new customers could adversely affect our ability to improve our operating results.

Our business is dependent on adoption of our products by academic and government institutions, clinical research organizations, pharmaceutical companies and clinical laboratories for their research and development activities focused on cell analysis. If academic and government institutions, clinical research organizations, pharmaceutical companies and clinical laboratories are unwilling to change current practices to adopt our products, it will negatively affect our business, financial condition, prospects and results of operations.

Our primary strategy to grow our revenue is to take a stepwise approach to market our products across key stakeholders in flow cytometry and cell analysis, such as academic and government institutions, clinical research organizations, pharmaceutical companies and clinical laboratories. While the number of customers using our products has increased in recent years, many academic and government institutions, clinical research organizations, pharmaceutical companies and clinical laboratories have not yet adopted our products, and such institutions and companies may choose not to adopt our products for a number of reasons, including:

•	inadequate recruiting or training of talented sales force in existing and new markets to facilitate outreach and further adoption and awareness of our products;

•	lack of experience with our products for cell analysis;

•	perceived inadequacy of evidence supporting benefits or cost-effectiveness of our products over existing alternatives;

•	liability risks generally associated with the use of new products and processes;

•	the training required to use new products;

•	a decrease or delay in the research and development activities using our products as a result of the COVID-19 pandemic;

•	competing products and alternatives; and

•	introduction of other novel alternative products for cell analysis.

We believe that educating notable industry KOLs, representatives of academic and government institutions, clinical research organizations, pharmaceutical companies and clinical laboratories, about the merits and benefits of our products for flow cytometry and cell analysis is one of key elements of increasing the adoption of our products. If these institutions and companies do not adopt our products for any reason, including those listed above, our ability to execute our growth strategy will be impaired, and it will negatively affect our business, financial condition, prospects and results of operations.

Our business currently depends significantly on research and development spending by academic and government-owned institutions, a reduction in which could limit demand for our solutions and adversely affect our business and operating results.

Approximately 49% and 42% of our revenue came from sales to academic and government-owned institutions in the year ended December 31, 2020 and the three months ended March 31, 2021, respectively. Much of their funding was, in turn, provided by various state, federal and foreign government agencies. In the near term, we expect that a large portion of our revenue will continue to be derived from sales to academic and government-owned institutions. As a result, the demand for our solutions may depend upon the research and development budgets of these customers, which are impacted by factors beyond our control, such as:

•	decreases in government funding of research and development, including as a result of the COVID-19 pandemic;

•

changes to programs that provide funding to research laboratories, hospitals and related institutions, including changes in the amount of funds allocated to different areas of research or changes that have the effect of increasing the length of the funding process;

•	macroeconomic conditions and the political climate;

•	scientists’ and customers’ opinions of the utility of new products or services;

•	changes in the regulatory environment;

•	differences in budgetary cycles;

•	competitor product offerings or pricing;

•	market-driven pressures to consolidate operations and reduce costs; and

•	market acceptance of relatively new technologies, such as ours.

In addition, various state, federal and foreign agencies that provide grants and other funding may be subject to stringent budgetary constraints that could result in spending reductions, reduced grant making, reduced allocations or budget cutbacks, which could jeopardize the ability of these customers, or the customers to whom they provide funding, to purchase our solutions. For example, congressional appropriations to the National Institutes of Health (the “NIH”) have generally increased year-over-year in recent years, but the NIH also experiences occasional year-over-year decreases in appropriations. There is no guarantee that NIH appropriations will not decrease or halt in the future. A decrease in the amount or halt of, or delay in the approval of, appropriations to NIH or other similar United States or foreign organizations, such as the Medical Research Council in the United Kingdom, could result in fewer grants benefiting life sciences research. These reductions or delays could also result in a decrease in the aggregate amount of grants awarded for life sciences research or the redirection of existing funding to other projects or priorities, any of which in turn could cause our customers and potential customers to reduce or delay purchases of our solutions. Our operating results may fluctuate substantially due to any such reductions and delays. Any decrease in our customers’ budgets or expenditures, or in the size, scope or frequency of their capital or operating expenditures, could materially and adversely affect our business, operating results and financial condition.

We rely on distributors for sales of our products in certain geographies outside of the United States. If we are unable to secure additional distributors or maintain good relationships with our existing distributors, or if such distributors do not perform adequately or effectively, our business could suffer.

In addition to selling our products through our direct sales force and support organizations in North America, Europe, China, and several countries in the Asia-Pacific region, we sell our products through third-party distributors in certain regions of Asia, Europe, Latin America, the Middle East and Africa. If current or future distributors do not perform adequately or effectively or fail to obtain or maintain any required regulatory approvals, we may not realize long-term international revenue growth and our business, operating results and financial condition may be harmed. We have limited control over our distributors, which may not commit the necessary resources to market our products to the level of our expectations.

We intend to continue to grow our business internationally and to do so we may choose to partner with additional distributors to maximize the commercial opportunity for our products. There is no guarantee that we will be successful in attracting or retaining desirable sales and distribution partners or that we will be able to enter into such arrangements on favorable terms, which could affect our ability to expand into or further penetrate certain geographies and adversely impact our business, operating results and financial condition.

International operations and expansion of our international business exposes us to business, regulatory, political, operational, financial and economic risks associated with doing business outside of the United States.

We currently have significant international operations and our business strategy incorporates further international expansion. We currently maintain relationships with distributors and suppliers outside of the United States and may in the future enter into new distributor and supplier relationships outside of the United States. In addition, we currently have manufacturing operations in both the United States and China. Doing business internationally involves a number of risks, including:

•

multiple, conflicting and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, tariffs, economic sanctions and embargoes, employment laws, regulatory requirements and other governmental approvals, permits and licenses;

•	failure by us or our distributors to obtain approvals to conduct our business in various countries;

•	differing intellectual property rights;

•	complexities and difficulties in obtaining intellectual property protection, enforcing our intellectual property and defending against third party intellectual property claims;

•	difficulties in staffing and managing foreign operations;

•	logistics and regulations associated with shipping systems and parts and components for our products, as well as transportation delays;

•	travel restrictions that limit the ability of marketing, presales, sales, services and support teams to service customers, including those resulting from the COVID-19 pandemic;

•

financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products and exposure to foreign currency exchange rate fluctuations;

•	international trade disputes that could result in tariffs and other protective measures;

•	natural disasters, political and economic instability, including wars, terrorism and political unrest, outbreak of disease, boycotts, curtailment of trade and other business restrictions; and

•

regulatory and compliance risks that relate to maintaining accurate information and control over sales and distributors’ activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act (the “FCPA”), its books and records provisions, or its anti-bribery provisions.

Any of these factors could significantly harm our future international expansion and operations and, consequently, our business, financial condition, results of operations and prospects. In addition, certain international markets are subject to significant political and economic uncertainty, including, for example, the effect of the withdrawal of the United Kingdom from the European Union. Significant political and economic developments in international markets in which we currently or intend to operate, or the perception that any of them could occur, creates further challenges for operating in these markets in addition to creating instability in global economic conditions.

The market for cell analysis technologies and life sciences tools, including flow cytometry, is highly competitive, and if we cannot compete successfully with our competitors, we may be unable to increase or sustain our revenue, or achieve and sustain profitability.

We face significant competition in the cell analysis and life sciences tools markets. We currently compete with both established and early stage life sciences technology companies that design, manufacture and market conventional flow cytometry (“CFCs”), spectral flow cytometry and mass cytometry instruments, consumables and software for cell analysis and/or provide services related to the same. An increasing number of applications for cell analysis, and more particularly flow cytometry, is leading to more companies offering competitive products and services. Our competitors include Agilent Technologies, Beckman Coulter (Danaher Corporation), Becton, Dickinson and Company (“BD”), Bio-Rad Laboratories, Fluidigm Corporation, Miltenyi Biotec, Sony Biotechnology (Sony Corporation), and Thermo Fisher Scientific. Our target customers may also elect to develop their workflows using other technologies rather than implementing our platform or existing customers may decide to stop using our platform. In addition, there are many large, established companies in the life sciences tools market that could develop instruments or other products that will compete with us in the future. These large, established companies have substantially greater financial and other resources than us, including larger research and development staff or more established marketing and sales forces.

Our competitors and potential competitors may enjoy a number of competitive advantages over us, including:

•	longer operating histories;

•	larger customer bases;

•	greater brand recognition and market penetration;

•	greater financial resources and capabilities;

•	greater technological and research and development resources;

•	larger intellectual property portfolios;

•	better system reliability and robustness;

•	greater selling and marketing capabilities; and

•	better established, larger scale and lower cost manufacturing capabilities.

In addition, competitors may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies. Our competitors and potential competitors may be able to respond more quickly to changes in customer requirements, devote greater resources to the development, promotion and sale of their products and services than we can, secure key components from suppliers on more favorable terms, adopt more aggressive pricing policies or sell their products or offer services competitive with our products at prices and margins designed to win significant levels of market share. We may not be able to compete effectively against these organizations. If we are unable to compete successfully against current and future competitors, we may be unable to increase market adoption and sales of our products, which could negatively impact our business, financial condition, results of operations and prospects.

Our future success depends on our ability to develop and successfully introduce new and enhanced products that meet the needs of our customers.

Our current products include instruments, consumables and services to advance high-content and high-sensitivity cell analysis by utilizing our full spectrum profiling (“FSP”) technology. We cannot assure you that the market for our current products will continue to generate significant or consistent demand. Demand for our current products could be significantly diminished by competitive technologies or products that replace them or render them obsolete or less desirable. Accordingly, we must continue to invest in research and development to develop competitive products and enabling services. Restrictions resulting from the COVID-19 pandemic have had a negative impact on the work on some of our research and development programs due to the inability of some personnel being able to work in our applicable regional facilities.

Our future success depends on our ability to anticipate our customers’ needs and develop new products and enhance current products and services to address those needs. Introduction of new products and product enhancements will require that we effectively transfer production processes from research and development to manufacturing and coordinate our efforts with those of our suppliers to achieve the desired level of production. If we fail to transfer production processes effectively, develop product enhancements or introduce new products or enabling services in sufficient quantities to meet the needs of our customers, or effectively coordinate with our suppliers, our net sales may be reduced and our business would be harmed.

The commercial success of all of our products and services will depend upon their acceptance by the life sciences and biopharmaceutical industries. Some of the products and services that we are developing are based upon new technologies or approaches. As a result, there can be no assurance that these new products and services, even if successfully developed and introduced, will be accepted by customers. If customers do not adopt our new products, services and technologies, our results of operations may suffer and, as a result, the market price of our common stock may decline.

If we are unable to successfully develop new products, adapt to rapid and significant technological change, respond to introductions of new products by competitors, make strategic and operational decisions to prioritize certain markets, technology offerings or partnerships, and develop and capitalize on markets, technologies or partnerships, our business could suffer.

We currently sell our products primarily in the cell analysis market, which is characterized by significant enhancements and evolving industry and regulatory standards. As a result, our customers’ needs are rapidly evolving. If we do not appropriately innovate and offer our customers comprehensive solutions and otherwise invest in new technologies, our offerings may become less desirable in the markets we serve, and our customers could move to new technologies offered by our competitors or make products themselves. Without the timely introduction of new instruments, consumables, software, services and enhancements, our offerings may become less competitive over time, in which case our competitive position and operating results could suffer. Accordingly, we focus significant efforts and resources on the development and identification of new products and applications to further drive adoption of our platform. To the extent we fail to timely introduce new and innovative products, offer enhancements to our existing products, adequately predict our customers’ needs or fail to obtain desired levels of market acceptance, our business may suffer and our operating results could be adversely affected.

We believe our products have potential applications across a wide range of markets and we have targeted certain markets in which we believe our technology has significant advantages, or for which we believe we have a higher probability of success or revenue opportunity. For example, we are committed to developing our platform’s applications within the clinical market, and in particular, within disease detection, diagnosis, and treatment monitoring. We seek to maintain a process of prioritization and resource allocation among our programs to maintain a balance between advancing near-term opportunities and exploring additional markets and use cases for our technology. However, due to the significant resources required for the development of products or services for new markets, we must make decisions on which markets to pursue and the amount of resources to allocate to each. Our decisions concerning the allocation of research, development, collaboration, management and financial resources toward particular markets, products or services may not lead to the development of any viable products or services and may divert resources away from better opportunities. Similarly, our potential decisions to delay, terminate or collaborate with third parties in respect of certain markets may subsequently also prove to be suboptimal and could cause us to miss valuable opportunities. In particular, if we are unable to accelerate adoption of our FSP solutions, it could slow or stop our business growth and negatively impact our business, financial condition, results of operations and prospects.

New product development involves a lengthy and complex process and we may be unable to develop or commercialize products on a timely basis, or at all.

Products from our research and development programs will take time and considerable resources to develop, and may include improvements or changes to our current products, and we may not be able to complete development and commercialization of new or enhanced products on a timely basis, or at all. There can be no assurance that our research and development efforts will produce commercially viable products and solutions and before we can commercialize any new products, we will need to expend significant funds to, for example:

•	conduct substantial research and development;

•	obtain necessary regulatory approval;

•	further develop and scale our laboratory, engineering and manufacturing processes to accommodate different products;

•	source and enter into agreements with new suppliers; and

•	further develop and scale our infrastructure.

Our product development processes involve a high degree of risk, and these efforts may be delayed or fail for many reasons, including failure of the product to perform as expected and failure to reliably demonstrate the advantages of the product.

Even if we are successful in developing new products, it will require us to make significant additional investments in marketing and selling resources to commercialize any such products. As a result, we may be unsuccessful in commercializing new products that we develop, which could adversely affect our business, financial condition, results of operations and prospects.

Our FSP systems are complex in design and may contain defects that are not detected until deployed by our customers, which could increase our costs and reduce our net sales. If our products do not perform as expected or the reliability of the technology on which our products and services are based is questioned, our operating results, reputation and business will suffer.

Our success depends on our ability to provide reliable, high quality products that enable high-content and high-sensitivity cell analysis through flexible, efficient and cost-effective solutions. Our FSP systems are complex in design and involve a highly complex and precise manufacturing process. As a result of the technological complexity of our systems, changes in our or our suppliers’ manufacturing processes or the inadvertent use of defective materials by us or our suppliers could result in an adverse effect on our ability to achieve acceptable manufacturing yields and product reliability. To the extent that we do not achieve and maintain our projected yields or product reliability, our business, operating results, financial condition and customer relationships would be adversely affected. We provide warranties on a majority of our product sales, and reserves for estimated warranty costs are recorded during the period of sale. The determination of such reserves requires us to make estimates of failure rates and expected costs to repair or replace the products under warranty. We typically establish warranty reserves based on historical warranty costs for each product line. If actual repair and replacement costs differ significantly from our estimates, adjustments to cost of sales may be required in future periods which could have an adverse effect on our results of operations.

Our customers may discover defects in our products after the products have been fully installed and operated. In addition, some of our products include components from other vendors, which may contain defects. As a result, should problems occur, it may be difficult to identify the source of the problem. If we are unable to identify and fix defects or other problems, we could experience, among other things:

•	loss of customers or orders;

•	increased costs of warranty expenses;

•	damage to our brand reputation;

•	failure to attract new customers;

•	diversion of development, engineering and manufacturing resources;

•	regulatory actions by governmental authorities; and

•	legal actions by our customers.

We believe that customers in our target markets are likely to be particularly sensitive to product defects and errors. Our reputation and the public image of our products, services and technologies may be impaired if our products or services fail to perform as expected. If our products do not perform, or are perceived to not have performed, as expected or favorably in comparison to competitive products, our operating results, reputation, and business will suffer, and we may also be subject to legal claims arising from product limitations, errors, or inaccuracies. Any of the foregoing could have an adverse effect on our business, financial condition and results of operations.

Although our products are tested prior to shipment, defects or errors could nonetheless occur. Our operating results depend on our ability to execute and, when necessary, improve our quality management strategy and systems and our ability to effectively train and maintain our employee base with respect to quality management. A failure of our quality control systems could result in problems with facility operations or preparation or provision of products. In each case, such problems could arise for a variety of reasons, including equipment malfunction, failure to follow specific protocols and procedures, problems with raw materials or environmental factors and damage to, or loss of, manufacturing operations.

We provide a one-year assurance-type warranty on our instruments. Existing and future warranties place us at the risk of incurring future repair and/or replacement costs. At the time revenue is recognized, we establish an accrual for estimated warranty expenses based on historical data and trends of product reliability and costs of repairing and replacing defective products. We exercise judgment in estimating the expected product warranty costs, using data such as the actual and projected product failure rates, estimated repair costs, freight, material, labor and overhead costs. While we believe that historical experience provides a reliable basis for estimating such warranty cost, unforeseen quality issues or component failure rates could result in future costs in excess of such estimates, or alternatively, improved quality and reliability in our products and consumables could result in actual expenses that are below those currently estimated. As of March 31, 2021, we had accrued approximately $1.2 million in expenses relating to product warranty accruals. Substantial amounts of warranty claims could have an adverse effect on our business, financial condition and results of operations.

Even after any underlying concerns or problems are resolved, any lingering concerns in our target markets regarding our technology or any manufacturing defects or performance errors in our products or services could continue to result in lost revenue, delayed market acceptance, damage to our reputation and claims against us.

Shipping is a critical part of our business and any changes in our shipping arrangements or damages or losses sustained during shipping could adversely affect our business, financial condition, results of operations and prospects.

We currently rely on third-party vendors for our shipping. If we are not able to negotiate acceptable pricing and other terms with these entities or they experience performance problems or other difficulties, it could negatively impact our operating results and our customers’ experience. Additionally, our manufacturing operations in Fremont, California, and Wuxi, China require global shipping services which are subject to certain factors outside of our control, such as delays passing through customs and disruptions to global shipping routes. We have also experienced shipping delays and difficulties due to the COVID-19 pandemic and may again experience such delays or difficulties due to future quarantines, shelter-in-place and similar government orders related to the COVID-19 pandemic or other infectious disease outbreaks or natural disasters. Moreover, there is no guarantee that our systems will not become damaged or lost in transit, and we have experienced, and expect to continue to experience, delivery difficulties. If a system is damaged in transit, it may result in a substantial delay in the fulfillment of the customer’s order, and depending on the type and extent of the damage and whether the incident is covered by insurance, it may result in customer dissatisfaction and a substantial financial loss for us. If our products are not delivered in a timely fashion or are lost during the delivery process, our customers could also become dissatisfied and cease using our products or services, which would adversely affect our business, financial condition, results of operations and prospects.

If we are unable to successfully expand our commercial operations, including hiring additional qualified sales representatives, technical applications specialists and customer support staff, our business may be adversely affected.

Our future sales will depend, in large part, on our ability to develop and substantially expand our sales infrastructure, particularly as we enter into new markets, rollout new solutions and applications and manage inbound interest from new customers. We distribute our products through our direct sales force and support organizations located in North America, Europe, China, and several countries in the Asia-Pacific region, and through distributors or sales agents in several European, Latin American, Middle Eastern, and Asia-Pacific countries. Our sales and marketing efforts are targeted at academic and governmental institutions, pharmaceutical and biotechnology companies, clinical research organizations and clinical laboratories focused on cell analysis. To continue driving adoption of our solutions and to support our global brand, we will need to further expand our sales infrastructure by hiring additional, highly qualified and reputable sales representatives, technical applications specialists and customer support staff, in addition to increasing advertising efforts.

Identifying and recruiting qualified personnel with sufficient industry experience and training them requires significant time, expense and attention. We have limited experience in training our personnel to successfully market and sell our products. If we provide inadequate training, fail to increase our sales and marketing capabilities or fail to develop broad brand awareness in a cost-effective manner, our business may be harmed. In addition, if our efforts to expand do not generate a corresponding increase in revenue or result in a decrease in our operating margin, our financial results will be adversely impacted. If we are unable to hire, develop and retain talented sales personnel or if new sales personnel are unable to achieve desired productivity levels in a reasonable period of time, we may not be able to realize the expected benefits of this investment or increase our revenue.

Additionally, our technical applications specialists work closely with researchers and clinicians to optimize and implement new panels and applications to meet their specific needs. Hiring these highly skilled specialists is competitive due to the limited number of people available with the necessary scientific and technical backgrounds and ability to understand our products at a technical level, and training such individuals requires significant time, expense and attention. Furthermore, we face intense competition in the labor market for such highly skilled specialists from competitors in our industry as well as competition from companies in other industries. To effectively support current and potential customers, we will need to hire, maintain, train and grow the number of our technical application specialists and customer support staff. If we are unable to maintain, attract, train or retain the number of qualified support personnel that our business needs, our business and prospects will suffer.

If we are unable to expand or leverage the number of peer-reviewed articles published using data generated by our products or otherwise increase brand awareness, the demand for our products and our business may be adversely affected.

We rely on a significant base of peer-reviewed publications to showcase and validate the importance and application of our technology in academic and clinical research settings. To date, there have been more than 210 peer-reviewed articles published, including many published in prominent journals, using data generated by our technology across a wide range of key scientific research areas, including immunology and inflammation, infectious diseases, immuno-oncology, oncology and others. We believe that expanding the base of these publications, and otherwise developing and maintaining awareness of our brand in a cost-effective manner is critical to achieving broad acceptance of our solutions and attracting new customers. Such publications and other brand promotion activities may not generate customer awareness or increase revenue and, even if they do, any increase in revenue may not offset the costs and expenses we incur in building our brand. If we fail to successfully promote, maintain and protect our brand, we may fail to attract or retain the customers necessary to realize a sufficient return on our brand-building efforts, or to achieve the widespread brand awareness that is critical for broad customer adoption of our solutions.

We are highly dependent on our senior management team and key personnel and our business could be harmed if we are unable to attract and retain personnel necessary for our success.

We are highly dependent on our senior management team and key personnel. Our success will depend on our ability to retain senior management and to attract and retain qualified personnel in the future, including sales, marketing, scientific and technical professionals, and to integrate current and additional personnel in all departments. The loss of members of our senior management, sales, marketing, scientific and technical professionals could result in lower than expected sales and delays in product development. If we are not successful in attracting and retaining highly qualified personnel, it would have a negative impact on our business, financial condition and results of operations.

Competition for skilled personnel in our market is intense and may limit our ability to hire and retain highly qualified personnel on acceptable terms, or at all. To induce valuable employees to remain at our company, in addition to salary and cash incentives, we have issued, and will in the future issue, equity awards that vest over time. The value to employees of equity awards that vest over time may be significantly affected by movements in our stock price that are beyond our control and may at any time be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, they may terminate their employment with us on short notice. Our employment arrangements with our employees provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice.

Many of the other cell analysis technology companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They may also provide more diverse opportunities, better chances for career advancement and higher compensation. Some of these characteristics are more appealing to high quality candidates than what we can offer. Further, if we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached legal obligations, resulting in a diversion of our time and resources and, potentially, damages.

In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived benefits of our stock awards decline, either because we are a public company or for other reasons, it may harm our ability to recruit and retain highly skilled employees. Many of our employees have become or will soon become vested in a substantial amount of their equity awards. Our employees may be more likely to leave us if the equity they own have significantly appreciated in value relative to the original purchase prices of the shares, or if the exercise prices of the options that they hold are significantly below the market price of our common stock, particularly after the expiration of the lock-up agreements described herein.

Our future success also depends on our ability to continue to attract and retain additional executive officers and other key employees as we expand our business and operations. If we fail to attract new personnel or fail to retain and motivate our current personnel, it will negatively affect our business, financial condition and results of operations.

We have increased the size of our organization and expect to further increase it in the future, and we may experience difficulties in managing our growth. If we are unable to manage the anticipated growth of our business, our future revenue and operating results may be harmed.

As of March 31, 2021, we had 390 full-time employees. As our sales and marketing strategies develop and as we transition into operating as a public company, we expect to need additional managerial, operational, sales, marketing, financial and other personnel. Future growth would impose significant added responsibilities on members of management, including:

•	identifying, recruiting, integrating, maintaining and motivating additional employees;

•	managing our internal development efforts effectively, while complying with our contractual obligations to contractors and other third parties; and

•	improving our operational, financial and management controls, reporting systems and procedures.

Since our inception, we have experienced growth and anticipate further growth in our business operations both inside and outside the United States. This future growth could strain our organizational, administrative and operational infrastructure, including quality control, operational, finance, customer service and sales organization management. We expect to continue to increase our headcount and to hire more specialized personnel in the future as we grow our business. We will need to continue to hire, train and manage additional qualified scientists, engineers, technical personnel and sales and marketing staff and improve and maintain our products to properly manage our growth. Rapid expansion in personnel could mean that less experienced people develop, market and sell our products, which could result in inefficiencies and unanticipated costs, reduced quality and disruptions to our operations. If our new hires perform poorly, if we are unsuccessful in hiring, training, managing and integrating these new employees or if we are not successful in retaining our employees, our business may be harmed. We may not be able to maintain the quality or expected turnaround times of our products, or satisfy customer demand as it grows. Our ability to manage our growth properly will require us to continue to improve our operational, financial and management controls, as well as our reporting systems and procedures. The time and resources required to implement these new systems and procedures is uncertain, and failure to complete this in a timely, efficient and effective manner could adversely affect our operations.

We have identified a material weakness in our internal control over financial reporting. If we are unable to remediate this material weakness, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations.

Prior to the completion of this offering, we have been a private company with limited accounting personnel to adequately execute our accounting processes to address our internal control over financial reporting. In connection with our financial statement close process for the years ended December 31, 2019 and 2020, we identified material weaknesses associated with our control environment and control activities components of the Committee of Sponsoring Organizations (“COSO”) framework related to (i) the lack of sufficient qualified personnel within its accounting and IT function, and (ii) establishing policies and procedures to identify, select and apply GAAP in order to ensure that transactions were being appropriately recorded; and the design of appropriate control activities over information technology systems and financial and reporting processes necessary to ensure the accuracy of financial reporting and the preparation of financial statements.

A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of its financial statements would not be prevented or detected on a timely basis. These deficiencies could result in additional material misstatements to our consolidated financial statements that could not be prevented or detected on a timely basis.

We cannot be certain that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to our material weakness in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. In addition, neither our management nor an independent registered public accounting firm has performed an evaluation of our internal control over financial reporting because no such evaluation has been previously required. If we are unable to successfully remediate our existing or any future material weaknesses in our internal control over financial reporting, or identify any additional material weaknesses, the accuracy and timing of our financial reporting may be negatively impacted, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, and our stock price may decline as a result.

We may need to raise additional capital beyond the proceeds of this offering to fund our existing operations, develop our products and/or expand our operations.

Based on our current planned operations, we expect that our existing cash and anticipated net proceeds from this offering will enable us to fund our operating expenses for at least 12 months from the date hereof. However, if our available cash balances, net proceeds from this offering and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements or otherwise, we may seek to issue equity or convertible debt securities, enter into a credit facility or another form of third-party funding, seek other debt financing or enter into collaborations or licensing arrangements.

We may consider raising additional capital in the future to expand our business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons, including to further scale up our manufacturing of our products, to increase our sales and marketing efforts to drive market adoption of our products and address competitive developments, and to finance capital expenditures and general and administrative expenses.

Our present and future funding requirements will depend on many factors, some of which are beyond our control, including:

•	our ability to achieve and maintain revenue growth;

•	the cost of expanding our operations, including our sales and marketing efforts;

•	our rate of progress in launching and commercializing new products, and the cost of the sales and marketing activities associated with, establishing adoption of our products;

•	our rate of progress in, and cost of research and development activities associated with, products in research and development;

•	the effect of competing technological and market developments;

•	the potential cost of and delays in product development as a result of any regulatory oversight applicable to our products;

•	the costs associated with any product recall that may occur;

•	costs related to domestic and international expansion;

•	the costs of attaining, defending and enforcing our intellectual property rights; and

•	the terms and timing of any other collaborative, licensing and other arrangements that we may establish.

Additional funding may not be available on acceptable terms, or at all. If we do raise additional capital through public or private equity offerings, the ownership interest of our existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our existing stockholders’ rights. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through other third-party funding, collaborations agreements, strategic alliances, licensing arrangements or marketing and distribution arrangements, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or products or grant licenses on terms that may not be favorable to us.

In addition, our ability to raise additional funds may be adversely impacted by potential worsening global economic conditions and the disruptions to, and volatility in, the credit and financial markets in the United States and worldwide resulting from the COVID-19 pandemic, any resurgence, and actions taken to slow its spread, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, and uncertainty about economic stability. If the equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development, manufacturing or commercialization of our products, or other research and development initiatives. If this were to occur, our ability to grow and support our business and to respond to market challenges could be significantly limited, which could have an adverse effect on our business, financial condition and results of operations.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide.

Our quarterly and annual operating results may fluctuate significantly, which makes it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control, including, but not limited to:

•	the level of demand for any of our products, which may vary significantly;

•

the timing and cost of, and level of investment in, research, development, manufacturing, regulatory approval and commercialization activities relating to our products, which may change from time to time;

•	the size, seasonality and customer mix of the cell analysis market;

•	sales and marketing efforts and expenses;

•	the rate at which we grow our sales force and the speed at which newly-hired salespeople become effective;

•	changes in the productivity of our sales force;

•	the effectiveness of our distribution partners in selling our products;

•	positive or negative coverage in the media or publications of our products or competitive products;

•	the cost of manufacturing our products, which may vary depending on the quantity of production and the terms of our arrangements with our suppliers;

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the degree of competition in our industry and any change in the competitive landscape of our industry, including the introduction of new products or enhancements or technologies by us or others in the cell analysis market and competition-related pricing pressures;

•	changes in governmental regulations or in the status of our regulatory approvals or applications;

•	future accounting pronouncements or changes in our accounting policies;

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disruptions to our business and operations or to the business and operations of our suppliers, distributors, and other third parties with whom we conduct business resulting from the COVID-19 pandemic or other widespread health crises such as the COVID-19 pandemic;

•	future global financial crises and economic downturns, including those caused by widespread public health crises; and

•	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

The cumulative effects of factors discussed above could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any guidance we may provide, or if the guidance we provide is below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated guidance we may provide.

The sizes of the markets for our products may be smaller than we estimate.

Within the life sciences technology market, flow cytometry technologies currently provide solutions largely within cell proliferation, cell counting, cell identification, cell quality control and single-cell applications, representing an initial total addressable market (“TAM”) of nearly $8 billion. However, we believe that the enhanced capabilities of our FSP platform has the potential to capture an increasingly greater share of the broader cell analysis TAM, which according to MarketsandMarkets Research Private Ltd. is expected to grow from roughly $16 billion in 2019 to approximately $23 billion by 2024, approximately $5 billion of which represents revenue from hospitals and diagnostic laboratories and $1.5 billion of which comes from the United States. Our Northern Lights system has been approved for clinical use in the European Union and China. In the United States, our products are currently labeled and promoted, and are, and in the near-future are expected to continue to be, sold primarily to academic and research institutions and biopharmaceutical companies as research use only products for non-diagnostic and non-clinical purposes, and are not currently designed, or intended to be used, for clinical diagnostic tests. We plan to continue generating supporting publications and data, as well as pursue any required regulatory approvals for clinical use for our products in the United States. Our ability to penetrate the clinical markets in the United States will depend in part on our ability to receive 510(k) clearance, de novo classification, or approval of a pre-market approval application from the FDA. Further, we believe our differentiated platform will enable us to expand the use of cell analysis into new markets, well beyond current applications addressed by prior flow cytometry technologies and other cell analysis technologies. While we believe our assumptions and the data underlying our estimates are reasonable, we have not independently verified the accuracy of the third-party data on which we have based our assumptions and estimates, and these assumptions and estimates may not be correct and significantly different than actual market sizes, and the conditions supporting our assumptions or estimates may change at any time, including as a result of factors outside our control, thereby reducing the predictive accuracy of these underlying factors. If the actual number of customers who would benefit from our products, the price at which we can sell products or the annual addressable market for our products is smaller than we have estimated, it may impair our sales growth and have an adverse impact on our business, financial condition and results of operations.

In addition, our growth strategy involves launching new solutions and expanding sales of existing solutions into new markets and geographies in which we have limited experience. For example, we intend to develop our platform’s applications within the clinical market, and in particular, within disease detection, diagnosis, and treatment monitoring. Sales of new or existing solutions into new market opportunities may take several years to develop and mature, and we cannot be certain that these market opportunities will develop as we expect. As a result, the sizes of the annual total addressable market for new markets and new products are even more difficult to predict.

If we were to be sued for product liability, we could face substantial liabilities that exceed our resources, limit sales of our existing products and limit commercialization of any products that we may develop.

The marketing, sale and use of our products could lead to the filing of product liability claims where someone may allege that our products identified inaccurate or incomplete information or otherwise failed to perform as designed. We may also be subject to liability for errors in, a misunderstanding of or inappropriate reliance upon, the information we provide in the ordinary course of our business activities. A product liability claim could result in substantial damages and be costly and time-consuming for us to defend. If we cannot successfully defend ourselves against product liability claims, we will incur substantial liabilities and reputational harm. In addition, regardless of merit or eventual outcome, product liability claims may result in:

•	substantial litigation costs;

•	distraction of management’s attention from our primary business;

•	the inability to commercialize our products or new products;

•	decreased demand for our products;

•	damage to our business reputation;

•	product recalls or withdrawals from the market;

•	loss of sales; or

•	termination of existing agreements by our partners and potential partners failing to partner with us.

We maintain product liability insurance, but this insurance may not fully protect us from the financial impact of defending against product liability claims. Any product liability claim brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future.

While we may attempt to manage our product liability exposure by proactively recalling or withdrawing from the market any defective products, any recall or market withdrawal of our products may delay the supply of those products to our customers and may impact our reputation. We may not be successful in initiating appropriate market recall or market withdrawal efforts that may be required in the future and these efforts may not have the intended effect of preventing product malfunctions and the accompanying product liability that may result. Such recalls and withdrawals may also harm our reputation with customers, which could negatively affect our business, financial condition and results of operations.

Litigation and other legal proceedings may harm our business.

We have been, and may become, involved in legal proceedings relating to patent and other intellectual property matters, product liability claims, employee claims, tort or contract claims, federal or state regulatory investigations, securities class actions and other legal proceedings or investigations, which could have a negative impact on our reputation, business and financial condition and divert the attention of our management from the operation of our business. Litigation is inherently unpredictable and can result in excessive or unanticipated verdicts and/or injunctive relief that affect how we operate our business. We could incur judgments or enter into settlements of claims for monetary damages or for agreements to change the way we operate our business, or both. There may be an increase in the scope of these matters or there may be additional lawsuits, claims, proceedings or investigations in the future, which could harm our business, financial condition and results of operations. Adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers’ confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

A pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide could adversely affect our business. The COVID-19 pandemic has had and could continue to have an adverse impact on our business, operations, and the markets and communities in which we, our partners, and customers operate.

If a pandemic, epidemic or outbreak of an infectious disease occurs in the United States or worldwide, our business may be adversely affected. The COVID-19 pandemic has caused general business disruption worldwide beginning in January 2020. As a result of the COVID-19 pandemic, we temporarily closed our headquarters and other offices, and our non-essential employees and contractors continue to work remotely. We have also implemented travel restrictions and other significant changes in how we operate our business. The operations of our partners and customers have likewise been altered. While the duration and extent of the COVID-19 pandemic depends on future developments and potential resurgences that cannot be accurately predicted at this time, such as the extent and effectiveness of containment actions and available vaccines, the pandemic has had an adverse effect on the global economy and the ultimate societal and economic impact of the COVID-19 pandemic remains unknown. The potential impact and duration of the COVID-19 pandemic on the global economy and our business are difficult to assess or predict. Potential impacts, some of which we have already experienced, include:

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our customer prospects and our existing customers may experience slowdowns in their businesses, and our academic institution customers may experience decreases in government funding of research and development, which in turn may result in reduced demand for our products, lengthening of sales cycles, loss of customers, difficulties in collections, and inaccurate inventory forecasting;

•	interruption of or delays in receiving supplies from the third parties we rely on to manufacture components to our products, which may impair our ability sell our products;

•	interruption of or delays in installation of our products for our customers;

•	interruption of or delays in the shipments of purchased products to customers or to our distribution partners;

•	decreased employee productivity and morale, with increased employee attrition and risk of a cyberattack resulting from our employees working from home;

•	disruptions and significant costs to our growth planning, such as for facilities and international expansion;

•	costs in fully returning to work from our facilities around the world, including changes to the workplace, such as space planning, food service, and amenities;

•	legal liability for safe workplace claims;

•	loss of critical vendors or third-party partners, which may go out of business; and

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continued cancellation of in-person marketing events, including industry conferences, and prolonged delays in our ability to reschedule or conduct in-person marketing events and other sales and marketing activities.

The impact of any of the foregoing, individually or collectively, could adversely affect our business, financial condition, and results of operations. Moreover, to the extent the COVID-19 pandemic adversely affects our business, financial condition, and results of operations, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

If our security measures, or those maintained on our behalf, are compromised now, or in the future, or the security, confidentiality, integrity or availability of our information technology, software, services, networks, communications or data is compromised, limited or fails, this could have a material adverse effect on our business, financial condition and results of operations.

In the ordinary course of our business, we may collect, use, store, safeguard, disclose, share, transfer, secure and otherwise process (collectively, “Process” or “Processing”) proprietary, confidential and sensitive data, including personal data (such as key-coded data, health information and other special categories of personal data), intellectual property, trade secrets and proprietary business information owned or controlled by ourselves, our customers and other parties (collectively “Sensitive Information”).

We may use third-party service providers and subprocessors to help us operate our business and engage in Processing on our behalf. We may also share Sensitive Information with our partners or other third parties in conjunction with our business. We manage and maintain our data utilizing a combination of on-site systems and cloud-based data centers. We utilize external security and infrastructure vendors to manage parts of our data centers. This data encompasses a wide variety of Sensitive Information, including research and development information, commercial information and business and financial information.

Cybersecurity incidents compromising the confidentiality, integrity, and availability of Sensitive Information or our systems could result from cyber-attacks, computer malware, viruses, social engineering (including phishing), ransomware, supply chain attacks, credential stuffing, efforts by individuals or groups of hackers and sophisticated organizations, including state-sponsored organizations, errors or malfeasance of our personnel, and security vulnerabilities in the software or systems on which we rely. Such incidents are prevalent and continue to increase. Due to the COVID-19 pandemic, a significant portion of our workforce works remotely and this has increased the risk to our information technology assets and data. If we, our service providers, partners or other relevant third parties have experienced, or in the future experience, any security incident(s) that result in any data loss, deletion or destruction; unauthorized access, acquisition, disclosure or exposure of Sensitive Information; or compromise related to the security, confidentiality, integrity or availability of our (or their) information technology, software, services, communications or data (any, a “Security Breach”), it may result in a material adverse effect on our business, financial condition and results of operations, including the diversion of funds to address the breach, and interruptions, delays, or outages in our operations.

We may be required to expend significant resources, fundamentally change our business activities and practices, or modify our operations or information technology in an effort to protect against Security Breaches and to mitigate, detect, and remediate actual and potential vulnerabilities. Various data privacy and security laws, regulations and standards, as well as policies, contracts and other obligations, that apply to the Processing of personal data both by us and on our behalf (collectively, “Data Protection Requirements”) may require us to implement specific security measures or use industry-standard or reasonable measures to protect against Security Breaches. Even if we were to take and have taken security measures designed to protect against Security Breaches, there can be no assurance that such security measures or those of our service providers, partners and other third parties will be effective in protecting against all Security Breaches and material adverse effects that may arise from such Security Breaches.

Applicable Data Protection Requirements may require us to notify relevant stakeholders of Security Breaches, including affected individuals, partners, collaborators, customers, regulators, law enforcement agencies, credit reporting agencies and others. Such disclosures are costly, and the disclosures or the failure to comply with such requirements could lead to material adverse effects on our business, financial condition and results of operations. There can be no assurance that any limitations or exclusions of liability in our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages if we fail to comply with Data Protection Requirements related to information security or Security Breaches.

Any Security Breach could result in legal claims or proceedings, and liability under federal, state or foreign Data Protection Requirements. We cannot be sure that our insurance coverage, if any, will be adequate or otherwise protect us from or adequately mitigate liabilities or damages with respect to claims, costs, expenses, litigation, fines, penalties, business loss, data loss, regulatory actions or other material adverse effects arising out of our Processing operations, privacy and security practices, or Security Breaches we may experience. The successful assertion of one or more large claims against us that exceeds our available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large excess or deductible or co-insurance requirements), could have material adverse effects on our business, financial condition and results of operations.

Actual or perceived Security Breaches or vulnerabilities, and concerns regarding data privacy, security or Processing may cause some of our actual or prospective customers, collaborators, and/or partners to stop using our products or services or working with us. This discontinuance, or failure to meet the expectations of such third parties, could result in material harm to our operations, financial performance or reputation and affect our ability to grow and operate our business.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our operations (including our manufacturing operations) and the operations of our distribution partners could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and pandemics, including the COVID-19 pandemic, and other natural or man-made disasters or business interruptions, for which we are predominantly self-insured. Our ability to obtain components for our products could be disrupted if the operations of our suppliers were affected by a man-made or natural disaster or other business interruption, including interruptions related to the COVID-19 pandemic. In addition, our corporate headquarters is located in Fremont, California, near major earthquake faults and fire zones, and the ultimate impact on us for being located near earthquake faults and fire zones and being consolidated in a certain geographical area is unknown. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses.

We manufacture our products at our manufacturing facilities located in Fremont, California, and Wuxi, China, and we rely on various suppliers in the United States, China and other countries. Should our manufacturing facilities or the facilities of our suppliers be damaged or destroyed by natural or man-made disasters, such as earthquakes, fires or other events, or should events such as political unrest unfold, it could take months to relocate or rebuild, during which time our manufacturing and the operations of our suppliers would cease or be delayed and our products may be unavailable. Moreover, the use of a new facility or new manufacturing, quality control, or environmental control equipment or systems generally requires FDA review and approval. Because of the time required to authorize manufacturing in a new facility under FDA and non-U.S. regulatory requirements, we may not be able to resume production on a timely basis even if we are able to replace production capacity in the event we lose our manufacturing capacity. The inability to perform our manufacturing activities, combined with our limited inventory of materials and components and manufactured products, or the inability of our suppliers to continue their operations, may cause us to be unable to meet customer demand or harm our reputation, and we may be unable to reestablish relationships with such customers in the future. Consequently, a catastrophic event or business interruption at our manufacturing facilities or at our suppliers’ facilities could harm our business, financial condition and results of operations.

Our insurance policies are expensive and protect us only from some business risks, which leaves us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. Although we have general and product liability insurance that we believe is appropriate, this insurance is subject to deductibles and coverage limitations. Our current product liability insurance may not continue to be available to us on acceptable terms, if at all, and, if available, coverage may not be adequate to protect us against any future product liability claims. If we are unable to obtain insurance at an acceptable cost or on acceptable terms or otherwise protect against potential product liability claims, we could be exposed to significant liabilities. A product liability claim, recall or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could negatively affect our business, financial condition and results of operations. We do not carry specific hazardous waste insurance coverage, and our property, casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended. Although we carry cyber insurance, the coverage may not be sufficient to cover our losses in the event of a Security Breach.

We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, on our board committees or as executive officers. We do not know, however, if we will be able to maintain existing insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would negatively affect our business, financial condition and results of operations.

We use hazardous biological materials that require considerable expertise for handling, storage and disposal and may result in claims against us. We and third parties with whom we contract must comply with environmental laws and regulations, which can be expensive and restrict how we do business, and could expose us to liability if our use of such hazardous materials cause injury.

Our research and development and manufacturing processes involve the controlled use of hazardous materials, including flammables, toxics, corrosives and biologics. Our research operations produce hazardous biological and chemical waste products, and we largely contract with third parties for the disposal of these products. Federal, state and local laws and regulations govern the use, generation, manufacture, storage, handling and disposal of these materials and wastes. We are subject to periodic inspections by federal, state and local authorities to ensure compliance with applicable laws. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental laws and regulations may restrict our operations. If we do not comply with applicable regulations, we may be subject to fines and penalties. In the event of accidental contamination or injury from these materials or wastes, we could be liable for damages or penalized with fines in an amount exceeding our resources and our operations could be suspended or otherwise adversely affected.

In addition, because our product contains metals and electronic components which are purchased from third-party vendors, we may be required under rules promulgated by the SEC governing disclosure of the use of “conflict minerals” (tin, tungsten, tantalum and gold) to determine whether those minerals are necessary to the functionality or production of our products and, if so, conduct a country of origin inquiry with respect to all such minerals. If any such minerals may have originated in the Democratic Republic of the Congo, or DRC, or any of its adjoining countries, or covered countries, then we must conduct diligence on the source and chain of custody of those conflict minerals to determine if they originated in one of the covered countries and, if so, whether they financed or benefited armed groups in the covered countries. Disclosures relating to the products that may contain conflict minerals, the country of origin of those minerals and whether they are “DRC conflict free” must be provided in a Form SD (and accompanying conflict minerals report, if required, to disclose the diligence undertaken by us in sourcing the minerals and our conclusions relating to such diligence). If we are required to submit a conflict minerals report, that report must be audited by an independent auditor pursuant to existing government auditing standards. Compliance with this disclosure rule may be very time-consuming for our management and personnel (as well as time-consuming for our suppliers) and could involve the expenditure of significant amounts of money by us and them. Disclosures mandated by this rule, which can be perceived by the market to be “negative,” may cause customers to refuse to purchase our products. The cost of compliance with the rule could adversely affect our results of operations.

Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance. We do not currently maintain separate environmental liability coverage and any accidental contamination or discharge or any resultant injury from these materials could result in significant cost to us in penalties, damages and suspension of our operations.

We have received funding under the Coronavirus Aid, Relief and Economic Security Act, or the CARES Act.

In June 2020, we executed a note in favor of Wells Fargo Bank, National Association, evidencing an unsecured loan, (“PPP loan”), in the aggregate principal amount of $2,771,609, which was made pursuant to the Paycheck Protection Program, or the PPP. The PPP was established under the CARES Act, which was enacted on March 27, 2020, and is administered by the U.S. Small Business Administration, or the SBA. We have used all of the proceeds from the loan to retain employees, maintain payroll and make lease and utility payments and expect to repay the PPP loan in the second quarter of 2021. On May 4, 2021, we fully repaid the PPP loan.

The PPP loan application required us to certify, among other things, that the current economic uncertainty made the PPP loan request necessary to support our ongoing operations. In 2020, the SBA, in consultation with the Department of Treasury, issued new guidance requiring borrowers to consider their ability to access other sources of liquidity before certifying in their loan applications that current economic uncertainty makes this loan request necessary to support the ongoing operations. We made the certification in good faith after analyzing our financial situation and access to capital and believe that we satisfied all eligibility criteria for the PPP loan. However, the SBA guidance and criteria are subject to interpretation, including by the new Biden Administration, and if we are found to have been ineligible, we could be subject to significant penalties. If we become subject to penalties, it could result in harm to our business, results of operation and financial condition.

We are subject to foreign currency exchange risk.

A substantial amount of our revenues is derived from international operations, and we anticipate that a significant portion of our sales will continue to come from outside the United States in the future. The revenues we report with respect to our operations outside the United States may be adversely affected by fluctuations in foreign currency exchange rates. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information on the financial impact of exchange rate fluctuations and the ways and extent to which we may attempt to address any impact. Any hedging activities we engage in may only offset a portion of the adverse financial impact resulting from unfavorable changes in foreign currency exchange rates. We cannot predict with any certainty changes in foreign currency exchange rates or the degree to which we can mitigate these risks.

We may acquire other businesses or form other joint ventures or make investments in other companies or technologies that could negatively affect our operating results, dilute our stockholders’ ownership, increase our debt or cause us to incur significant expense.

Although we currently have no agreements or commitments to complete any such transactions, we may pursue acquisitions of businesses and assets in the future. We also may pursue strategic alliances and additional joint ventures that leverage products and industry experience to expand our offerings or distribution. We have limited experience with acquiring other companies and forming strategic partnerships. We may not be able to find suitable partners or acquisition candidates, and we may not be able to complete such transactions on favorable terms, if at all. If we make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing business, and we could assume unknown or contingent liabilities. Any future acquisitions also could result in the incurrence of debt, contingent liabilities or future write-offs of intangible assets or goodwill, any of which could have an adverse effect on our financial condition, results of operations and cash flows. In addition, any pursuit of an acquisition and any potential integration of an acquired company also may disrupt ongoing operations and divert management attention and resources that we would otherwise focus on developing our existing business. We may experience losses related to investments in other companies, which could have a negative effect on our results of operations and financial condition. We may not realize the anticipated benefits of any acquisition, technology license, strategic alliance or joint venture.

Risks Related to Government Regulation and Our Industry

Our products may become subject to more onerous regulation by the FDA or other regulatory agencies in the future, which could increase our costs and delay or prevent sales of our products or commercialization of new products and product enhancements, thereby materially and adversely affecting our business, financial condition, results of operations and prospects.

Currently, our Northern Lights CLC system is available for clinical use in only China and the European Union. Our Aurora and Northern Lights systems are otherwise available to customers as research-use-only (“RUO”) products. RUO products are regulated by the FDA as medical devices. Although medical devices are subject to stringent FDA oversight, products that are intended for RUO and are labeled as RUO are exempt from compliance with most FDA requirements, including premarket clearance or approval, manufacturing requirements and others. A product labeled RUO but which is actually intended for clinical diagnostic use may be viewed by the FDA as adulterated and misbranded under the Federal Food, Drug, and Cosmetic Act (“FDCA”), and subject to FDA enforcement action. The FDA has indicated that when determining the intended use of a product labeled RUO, the FDA will consider the totality of the circumstances surrounding distribution and use of the product, including how the product is marketed and to whom. The FDA could disagree with our assessment that our products are properly marketed as RUOs, or could conclude that products labeled as RUO are actually intended for clinical diagnostic use, and could take enforcement action against us, including requiring us to stop distribution of our products until we are in compliance with applicable regulations, which would reduce our revenue, increase our costs and adversely affect our business, prospects, results of operations and financial condition. In the event that the FDA requires us to obtain marketing authorization of our RUO products in the future, there can be no assurance that the FDA will grant any clearance or approval requested by us in a timely manner, or at all.

As part of our growth strategy, we plan to seek approval to offer our Aurora and Northern Lights systems for clinical use in the United States and in other countries. In the United States, before we can market a new medical device, or a new use of, new claim for or significant modification to an existing product, we must first receive either clearance under Section 510(k) of the FDCA, or approval of a premarket approval application from the FDA, unless an exemption applies. The process of obtaining approval or clearance from the FDA for new products, or with respect to enhancements or modifications to existing products, could take a significant period of time, require the expenditure of substantial resources, involve rigorous pre-clinical and clinical testing, require changes to products or result in limitations on the indicated uses of products. There can be no assurance that we will receive the required approvals or clearances for any new products or for modifications to our existing products on a timely basis or that any approval or clearance will not be subsequently withdrawn or conditioned upon extensive post-market study requirements. Moreover, even if we receive FDA clearance or approval of new products or modifications to existing products, we will be required to comply with extensive regulations relating to the development, research, clearance, approval, distribution, marketing, advertising and promotion, manufacture, adverse event reporting, recordkeeping, import and export of such products, which may substantially increase our operating costs and have a material impact on our business, profits and results of operations. Failure to comply with applicable regulations could jeopardize our ability to sell our products and result in enforcement actions such as: warning letters, fines, injunctions, civil penalties, termination of distribution, recalls or seizures of products, delays in the introduction of products into the market, total or partial suspension of production, refusal to grant future clearances or approvals, withdrawals or suspensions of current approvals, resulting in prohibitions on sales of our products, and in the most serious cases, criminal penalties. Occurrence of any of the foregoing could harm our reputation, business, financial condition, results of operations and prospects.

We and our suppliers are subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and subject us to penalties if we fail to comply with applicable regulatory requirements.

Any medical device we market will be subject to continued regulatory review, oversight, requirements, and periodic inspections by the FDA and other domestic and foreign regulatory bodies. In particular, unless exempt, we and our suppliers are required to comply with the FDA’s Quality System Regulation (“QSR”) and other regulations enforced outside the United States which cover the manufacture of our products and the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of medical devices. Regulatory bodies, such as the FDA, enforce the QSR and other regulations through periodic inspections. The failure by us or one of our suppliers to comply with applicable statutes and regulations administered by the FDA and other regulatory bodies, or the failure to timely and adequately respond to any adverse inspectional observations or product safety issues, could result in, among other things, any of the following enforcement actions:

•	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

•	unanticipated expenditures to address or defend such actions;

•	customer notifications for repair, replacement or refunds;

•	recall, detention or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying our requests for 510(k) clearance or PMA approval of new products or modified products;

•	withdrawal of 510(k) clearances on PMA approvals that have already been granted;

•	refusal to grant export approval for our products; or

•	criminal prosecution.

If any of these actions were to occur, our reputation would be harmed and our product sales and profitability would be adversely impacted. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with all applicable regulatory requirements which could result in our failure to produce our products on a timely basis and in the required quantities, if at all.

Later discovery of previously unknown problems with our products, including manufacturing problems, or failure to comply with regulatory requirements such as the QSR, may result in changes to labeling, restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recalls, a requirement to repair, replace or refund the cost of any medical device we manufacture or distribute, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties which would adversely affect our business, operating results and prospects.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response, and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenue from our products. If regulatory sanctions are applied or if regulatory clearance or approval is withdrawn, it would have a material adverse effect on our business, financial condition and results of operations.

Our products or any component thereof may be subject to product recalls in the future. A recall of our products, either voluntarily or at the direction of the FDA or another governmental authority, or the discovery of serious safety issues with our products, could have a significant adverse impact on us.

The FDA has the authority to require the recall of commercialized products that are subject to FDA regulation. Manufacturers may, under their own initiative, recall a product if any deficiency is found. For reportable corrections and removals, companies are required to make additional periodic submissions to the FDA after initiating the recall, and often engage with the FDA on their recall strategy prior to initiating the recall. A government-mandated or voluntary recall by us or one of our distributors could occur as a result of an unacceptable health risk, component failures, failures in laboratory processes, malfunctions, manufacturing errors, design or labeling defects, or other deficiencies and issues. Recalls of any of our products would divert managerial and financial resources and adversely affect our business, results of operations, financial condition and reputation. We may also be subject to liability claims, be required to bear other costs or take other actions that may negatively impact our future sales and our ability to generate profits. Companies are also required to maintain certain records of corrections and removals, even if these do not require reporting to the FDA. We may initiate voluntary recalls involving our products. A recall announcement by us could harm our reputation with customers and negatively affect our business, financial condition, and results of operations. In addition, the FDA or other agency could take enforcement action for failing to report the recalls when they were conducted.

If we initiate a recall, including a correction or removal, for one of our products, issue a safety alert, or undertake a field action or recall to reduce a health risk, this could lead to increased scrutiny by the FDA, other governmental and regulatory enforcement bodies, and our customers regarding the quality and safety of our products, and to negative publicity, including FDA alerts, press releases, or administrative or judicial actions. Furthermore, the submission of these reports could be used against us by competitors and cause customers to delay purchase decisions or cancel orders, which would harm our reputation.

The misuse or off-label use of our products may harm our reputation in the marketplace, or result in injuries that lead to product liability suits, which could be costly to our business. Moreover, we could be subject to FDA sanctions if we are deemed to have engaged in off-label promotion.

Our promotional materials and training methods must comply with FDA and other applicable laws and regulations, including the prohibition on the promotion of an RUO device or medical device for an indication that has not been approved or cleared by the FDA, referred to as an off-label use. We cannot prevent our customers from using our products for off-label uses, including in laboratory developed tests for clinical use. If the FDA determines that our promotional materials constitute the unlawful promotion of an off-label use, it could subject us to regulatory or enforcement actions, including civil money penalties, criminal fines and penalties, and exclusion from participation in federal health programs, among others. Other federal, state or foreign governmental authorities might also take action if they consider our promotion or training materials to constitute promotion of an off-label use, which could result in significant fines or penalties under other statutory authorities. In that event, our reputation could be damaged and the use of our products in the marketplace could be diminished.

Furthermore, off-label uses of our products may lead to performance issues or produce erroneous results, which could harm our reputation in the marketplace and increase the risk of product liability. Product liability claims are expensive to defend and could divert our management’s attention from our primary business and result in substantial damage awards against us. Any of these events could harm our business, results of operations and financial condition.

Changes in tariffs or other government trade policies may materially adversely affect our business and results of operations, including by reducing demand for our products.

The imposition of tariffs and trade restrictions as a result of international trade disputes or changes in trade policies may adversely affect our sales and profitability. For example, in 2018 and 2019, the U.S. government imposed and proposed, among other actions, new or higher tariffs on specified imported products originating from China in response to what it characterized as unfair trade practices, and China responded by imposing and proposing new or higher tariffs on specified U.S. products. There can be no assurance that a broader trade agreement will be successfully negotiated between the United States and China to reduce or eliminate these tariffs. These tariffs, and the related geopolitical uncertainty between the United States and China, may cause decreased demand for our products, which could have a material adverse effect on our business and results of operations. For example, certain of our foreign customers may respond to the imposition of tariffs or threat of tariffs on products we produce by delaying purchase orders or purchasing products from our competitors. Ongoing international trade disputes and changes in trade policies could also impact economic activity and lead to a general contraction of customer demand. In addition, tariffs on components that we may import from China or other nations will adversely affect our profitability unless we are able to exclude such components from the tariffs or we raise prices for our products, which may result in our products becoming less attractive relative to products offered by our competitors. Future actions or escalations by either the United States or China that affect trade relations may also negatively affect our business, or that of our suppliers or customers, and we cannot provide any assurances as to whether such actions will occur or the form that they may take. To the extent that our sales or profitability are negatively affected by any such tariffs or other trade actions, our business and results of operations may be materially adversely affected.

We are subject to governmental export controls that could impair our ability to compete in international markets due to licensing requirements and subject us to liability if we are not in compliance with applicable laws.

Exports of our products are subject to export controls and sanctions laws and regulations imposed by the U.S. government and administered by the U.S. Departments of State, Commerce, and Treasury. U.S. export control laws may require a license or other authorization to export products to certain destinations and end users. In addition, U.S. economic sanctions laws include restrictions or prohibitions on the sale or supply of certain products and services to U.S. embargoed or sanctioned countries, governments, persons and entities. Obtaining export licenses can be difficult, costly and time-consuming and we may not always be successful in obtaining necessary export licenses, and our failure to obtain required export approval for our products or limitations on our ability to export or sell our products imposed by export control or sanctions laws may harm our revenues and adversely affect our business, financial condition, and results of operations. Noncompliance with these laws could have negative consequences, including government investigations, penalties and reputational harm.

We are subject to stringent and changing privacy laws, regulations and standards as well as policies, contracts and other obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to government enforcement actions (that could include fines and penalties), a disruption of our business or commercialization of our products, private litigation, harm to our reputation, or other adverse effects on our business or prospects.

The legislative and regulatory framework relating to the processing of personal data worldwide is rapidly expanding and evolving and is likely to remain uncertain for the foreseeable future. Globally, virtually every jurisdiction in which we operate has established its own data privacy and security frameworks with which we must comply.

In the course of our operations, we Process an increasing volume of personal data, including from our employees and third parties with whom we conduct business. Accordingly, we are, and may increasingly become, subject to various Data Protection Requirements (as defined above), the number and scope of which are changing, subject to differing applications and interpretations, may be inconsistent among jurisdictions, and may conflict with each other.

If we fail, or are perceived to have failed, to address or comply with Data Protection Requirements, this could result in government enforcement actions against us that could include investigations, fines, penalties, audits and inspections, additional reporting requirements and/or oversight, temporary or permanent bans on all or some Processing of personal data, orders to destroy or not use personal data, and imprisonment of company officials. Further, individuals or other relevant stakeholders could bring a variety of claims against us for our actual or perceived failure to comply with the Data Protection Requirements. Any of these events could subject us to substantial fines or penalties; have material adverse effects on our reputation, business, or financial condition, and could lead to a loss of actual or prospective customers, collaborators or partners; result in an inability to Process personal data or to operate in certain jurisdictions; limit our ability to develop or commercialize our products; or require us to revise or restructure our operations.

Collectively, European data protection laws (including the European Union’s General Data Protection Regulation (EU) 2016/679 (“GDPR”)) are wide-ranging in scope and impose numerous, significant and complex compliance burdens in relation to the Processing of personal data, including, among others: limiting permitted Processing of personal data to only that which is necessary for specified, explicit and legitimate purposes; requiring the establishment of a legal basis for Processing personal data; broadening the definition of personal data to possibly include ‘pseudonymized’ or key-coded data; creating obligations for controllers and processors to appoint data protection officers in certain circumstances; increasing transparency obligations to data subjects; establishing rights which may be exercised by individuals; establishing limitations on the collection and retention of personal data through ‘data minimization’ and ‘storage limitation’ principles; formalizing a heightened and codified standard of data subject consent; establishing obligations to implement certain technical and organizational safeguards to protect the security and confidentiality of personal data; introducing obligations to agree to certain specific contractual terms and to take certain measures when working with third-party processors or joint controllers; and introducing the obligation to provide notice of certain significant personal data breaches to the relevant supervisory authority(ies) and affected individuals.

In addition, the GDPR provides that European Economic Area (“EEA”) member states may introduce specific requirements related to the Processing of special categories of personal data. This fact may lead to greater divergence on the law that applies to the Processing of such personal data across the EEA, which may increase our costs and overall compliance risk. Such country-specific regulations could also limit our ability to Process relevant personal data in the context of our EEA operations ultimately having an adverse impact on our business, and harming our business and financial condition.

Further, certain European data protection laws restrict transfers of personal data to the United States and most other countries outside Europe unless the parties to the transfer have implemented specific safeguards to protect the transferred personal data. There are mechanisms intended to permit the transfer of personal data outside Europe, but there is uncertainty as to the future of such mechanisms, which have been under consistent scrutiny and challenge. For example, a decision of the Court of Justice of the European Union in July 2020 (known as “Schrems II”) invalidated the EU-US Privacy Shield Framework, a means that previously permitted transfers of personal data from the EEA to companies in the United States that certified adherence to the Privacy Shield Framework. It is currently unclear what, if any, arrangement may replace the Privacy Shield Framework. Standard contractual clauses approved by the European Commission to permit transfers from the EEA to third countries currently remain, in principle, a basis on which to effect such transfers. However, the standard contractual clauses are also subject to legal challenge and the Court of Justice of the European Union made clear in the Schrems II decision that reliance on the standard contractual clauses alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular regarding applicable surveillance laws and relevant rights of individuals with respect to the transferred personal data. At present, there are few, if any, viable alternatives to the standard contractual clauses. If we are unable to implement a valid mechanism for personal data transfers from Europe, we will face increased exposure to regulatory actions, substantial fines and injunctions against Processing personal data from Europe. Inability to export personal data may also: restrict our activities outside Europe; limit our ability to collaborate with partners as well as other service providers, contractors and other companies outside of Europe; and/or require us to increase our Processing capabilities within Europe at significant expense or otherwise cause us to change the geographical location or segregation of our relevant systems and operations—any or all of which could adversely affect our operations or financial results.

European data protection laws also provide for more robust regulatory enforcement and greater penalties for noncompliance than previous data protection laws, including, for example, under the GDPR, fines of up to €20 million or 4% of global annual revenue of any noncompliant organization for the preceding financial year, whichever is higher. In addition to administrative fines, a wide variety of other potential enforcement powers are available to competent supervisory authorities in respect of potential and suspected violations of the GDPR, including extensive audit and inspection rights, and powers to order temporary or permanent bans on all or some Processing of personal data carried out by noncompliant actors—including permitting authorities to require destruction of improperly gathered or used personal data. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. There is also uncertainty about compliance with European data protection laws, with the possibilities that data protection authorities located in different EEA member states may interpret the GDPR differently, or requirements of national laws may vary between EEA member states, or guidance on the GDPR and compliance practices may be often updated or otherwise revised. Any of these events will increase the complexity and costs of processing personal data in the EEA or concerning individuals located in the EEA.

Brexit has created uncertainty regarding the regulation of data protection in the United Kingdom. By operation of the so called ‘UK GDPR’ (the GDPR as it continues to form part of the law of the United Kingdom by virtue of Section 3 of the EU (Withdrawal) Act 2018 as subsequently amended) the GDPR continues to apply in substantially equivalent form to processing operations carried out in the United Kingdom or concerning individuals located in the United Kingdom. So, when we refer to the GDPR in this section, we are also making reference to the UK GDPR in the context of the United Kingdom, unless the context requires otherwise. However, it is possible that either the United Kingdom or the EU, and consequently those further states that make up the remainder of the EEA, could elect to change their approach and create differences in legal requirements and regulation in this area. This could expose us to two parallel regimes, each of which potentially authorizes similar fines and other potentially divergent enforcement actions for certain violations. In addition, uncertainty remains regarding how data transfers to and from the United Kingdom will be regulated. As many of our employees providing services to EEA customers are located in the United Kingdom, changes to how data transfers to and from the United Kingdom are regulated could impact how we provide services to our customers in the EEA. EEA customers may require that our employees who are providing services to them be based in the EEA due to data transfer restrictions, which could increase our costs in providing such services.

Other countries outside of Europe have enacted or are considering enacting similar comprehensive data privacy and security laws and regulations, including similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of delivering our services and operating our business. For example, China’s cybersecurity law, which took effect in June 2017, broadly regulates data privacy and security practices and its applicability and scope are evolving and aspects of the law are uncertain. As another example, Canada has enacted the Personal Information Protection and Electronic Documents Act and Canada’s Anti-Spam Legislation, which broadly regulate the Processing of personal data and imposes compliance obligations and penalties comparable to those of European data privacy and security laws. Complying with these and other similar laws and regulations (to the extent applicable) may cause us to incur substantial operational costs or require us to change our business practices, and could lead to material fines, penalties and liability.

In the United States, various states and the federal government have adopted, or are considering adopting, laws and regulations relating to privacy and data security, including the Health Insurance Portability and Accountability Act of 1996, or HIPAA. This patchwork of legislation and regulation may give rise to conflicts or differing views of personal privacy rights. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, foreign or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. For example, the California Consumer Privacy Act (“CCPA”), which increases data privacy and security rights for California residents and imposes numerous obligations on covered businesses, came into effect on January 1, 2020. Among other things, the CCPA gives California residents expanded rights related to their personal information, including the right to access and delete their personal information, and receive detailed information about how their personal information is used and shared. The CCPA also created restrictions on “sales” of personal information that allow California residents to opt-out of certain sharing of their personal information and may restrict the use of cookies and similar technologies for advertising purposes. The CCPA provides for civil penalties for violations and creates a private right of action for certain data breaches that that is expected to increase data breach litigation. Additionally, a new California ballot initiative, the California Privacy Rights Act (“CPRA”) was recently passed in California. The CPRA will restrict use of certain categories of sensitive personal information that we handle, further restrict the use of cross-context behavioral advertising techniques on which our platform relies, establish restrictions on the retention of personal information, expand the types of data breaches subject to the private right of action, and establish the California Privacy Protection Agency to implement and enforce the new law and impose administrative fines. The majority of the CPRA’s provisions will go into effect on January 1, 2023, and additional compliance investment and potential business process changes will likely be required. Similar laws have been proposed in other states and at the federal level, reflecting a trend toward more stringent data privacy and security legislation in the United States. New and evolving privacy and data security laws and regulations impose significant compliance and operational requirements that are likely to increase over time, may require us to modify our data Processing practices and policies, divert resources from other initiatives and projects, and could restrict the way products and services involving data are offered, all of which may harm our business, financial condition and results of operations.

In addition to government regulation, privacy advocates and industry groups have regularly proposed, and may propose in the future, self-regulatory standards by which we are or may become legally or contractually bound. For example, we are subject to the Payment Card Industry (“PCI”) Data Security Standard, which is a standard designed to protect credit card account data as mandated by payment card industry entities. If we fail to comply with such standards or contractual obligations related to data privacy and security, we may face public and regulatory scrutiny, substantial liability, and fines.

We may also be subject to public statements about our use and disclosure of personal information through our privacy policies, information provided on our website and press statements, and contractual obligations to third parties relating to data privacy and security. Although we endeavor to comply with our public statements, documentation, and contractual obligations, we may at times fail to do so or be alleged to have failed to do so. Moreover, despite our efforts, we may not be successful in achieving compliance if our employees, third-party collaborators, service providers, contractors or consultants fail to comply with our policies, documentation, and contractual obligations. Such failures can subject us to potential foreign, local, state and federal government or legal action, including if our policies and documentation are found to be deceptive, unfair or misrepresentative of our actual practices. Claims that we have violated individuals’ privacy rights or failed to comply with data privacy and security laws or applicable privacy notices even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business or have other material adverse effects on our business, financial condition and results of operations.

Although we take reasonable efforts to comply with all Data Protection Requirements and have invested and continue to invest human and technology resources into data privacy and security compliance efforts, there can be no assurance that our actual or perceived non-compliance with Data Protection Requirements will not subject us to litigation, regulatory actions, fines, civil or criminal penalties, limited ability or inability to operate our business, offer our products and services, negative publicity, and harm to our business. We or our third-party service providers could be adversely affected if legislation or regulations are expanded to require changes in our or our third-party service providers’ business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our or our third-party service providers’ business, results of operations or financial condition. For example, we may find it necessary to establish alternative systems to maintain personal data originating from the EEA, which may involve substantial expense and may cause us to divert resources from other aspects of our business, all of which may adversely affect our results from operations. Further, any inability to adequately address privacy and data security concerns in connection with our solutions, or comply with applicable Data Protection Requirements, could result in additional cost and liability to us, and adversely affect our ability to offer our solutions.

Anticipated further evolution of regulations on this topic may substantially increase the penalties to which we could be subject in the event of any non-compliance. Compliance with these laws is challenging, constantly evolving, and time consuming and federal regulators, state attorneys general and plaintiff’s attorneys have been and will likely continue to be active in this space. We may incur substantial expense in complying with the new legal obligations to be imposed by new regulations and we may be required to make significant changes to our solutions and expanding business operations, all of which may adversely affect our results of operations.

We are subject to U.S. and certain foreign anti-corruption and anti-money laundering laws and regulations. We can face criminal liability and other serious consequences for violations, which can harm our business.

We are subject to anti-corruption and anti-money laundering laws and regulations, including the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct or may in the future conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors and other third-party collaborators from authorizing, promising, offering, providing, soliciting or receiving, directly or indirectly, improper payments or anything else of value to or from persons in the public or private sector. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls.

In addition to selling our products internationally directly through our sales teams, we currently engage third parties outside of the United States, and may engage additional third parties outside of the United States, to sell our products internationally and to obtain necessary permits, licenses, patent registrations and other regulatory approvals. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors and other third-party collaborators, even if we do not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences.

If we fail to comply with U.S. federal and state fraud and abuse and other healthcare laws and regulations, including those relating to kickbacks and false claims, we could face substantial penalties and our business operations and financial condition could be harmed.

We are exposed to broadly applicable anti-fraud and abuse, anti-kickback, false claims and other healthcare laws and regulations that may constrain our business, our arrangements and relationships with customers, and how we market, sell and distribute our products. We have a compliance program, code of conduct and associated policies and procedures, but it is not always possible to identify and deter misconduct by our employees and other third parties, and the precautions we take to detect and prevent noncompliance may not be effective in protecting us from governmental investigations for failure to comply with applicable fraud and abuse or other healthcare laws and regulations. The laws that may affect our ability to operate include, among others:

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the Anti-Kickback Statute, which prohibits, among other things, knowingly and willingly soliciting, offering, receiving or paying remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of a person, or the purchase, order or recommendation of, items or services for which payment may be made, in whole or in part, under a federal healthcare program such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value, and the government can establish a violation of the Anti-Kickback Statute without proving that a person or entity had actual knowledge of the law or a specific intent to violate. In addition, the government may assert that a claim, including items or services resulting from a violation of the Anti-Kickback Statute, constitutes a false or fraudulent claim for purposes of the FCA. There are a number of statutory exceptions and regulatory safe harbors protecting certain business arrangements from prosecution under the Anti-Kickback Statute; however, those exceptions and safe harbors are drawn narrowly, and there may be limited or no exception or safe harbor for many common business activities. Certain common business activities including, certain reimbursement support programs, educational and research grants or charitable donations, and practices that involve remuneration to those who prescribe, purchase or recommend medical devices, including discounts, providing items or services for free or engaging such people as consultants, advisors or speakers, may be subject to scrutiny if they do not fit squarely within any available exception or safe harbor and would be subject to a facts and circumstances analysis to determine compliance with the Anti-Kickback Statute. Our business may not in all cases meet all of the criteria for statutory exception or regulatory safe harbor protection from anti-kickback liability;

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the federal civil False Claims Act, or the FCA, which prohibits, among other things, persons or entities from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment of government funds and knowingly making, using or causing to be made or used, a false record or statement to get a false claim paid or to avoid, decrease or conceal an obligation to pay money to the federal government. A claim including items or services resulting from a violation of the Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. Actions under the FCA may be brought by the government or as a qui tam action by a private person in the name of the government. These people, sometimes known as “relators” or, more commonly, as “whistleblowers,” may share in any monetary recovery. Many medical device manufacturers have been investigated and have reached substantial financial settlements with the federal government under the FCA for a variety of alleged improper activities, including causing false claims to be submitted as a result of the marketing of their products for unapproved and thus non-reimbursable uses and interactions with prescribers and other customers, including those that may have affected their billing or coding practices and submission of claims to the federal government. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory monetary penalties for each false or fraudulent claim or statement. Because of the potential for large monetary exposure, life sciences companies often resolve allegations without admissions of liability for significant and material amounts to avoid the uncertainty of treble damages and per claim penalties that may be awarded in litigation proceedings. Settlements may require companies to enter into corporate integrity agreements with the government, which may impose substantial costs on companies to ensure compliance. Medical device manufacturers and other healthcare companies also are subject to other federal false claims laws, including, among others, federal criminal healthcare fraud and false statement statutes that extend to non-government health benefit programs;

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HIPAA, which imposes criminal and civil liability for, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, or knowingly and willfully falsifying, concealing or covering up a material fact or making a materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal healthcare Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH Act, and their implementing regulations, also impose obligations, including mandatory contractual terms, on covered entities subject to the rule, such as health plans, healthcare clearinghouses and certain healthcare providers, as well as their business associates that perform certain services for them or on their behalf involving the use or disclosure of individually identifiable health information with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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various state laws govern the privacy and security of personal information, including the California Consumer Protection Act, or CCPA, which became effective January 1, 2020, and gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used by requiring covered companies to provide new disclosures to California consumers (as that term is broadly defined) and provide such consumers new ways to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches;

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the federal Physician Payments Sunshine Act, implemented as Open Payments, requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program to report annually, with certain exceptions to CMS, information related to payments or other “transfers of value” made to physicians, as defined by such law, and teaching hospitals, and requires applicable manufacturers and group purchasing organizations to report annually to CMS ownership and investment interests held by physicians and their immediate family members. Beginning in 2022, applicable manufacturers also will be required to report such information regarding payments and transfers of value provided, as well as ownership and investment interests held, during the previous year to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists and certified nurse-midwives; and

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analogous state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require medical device companies to comply with the industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state beneficiary inducement laws, which are state laws that require medical device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

State and federal regulatory and enforcement agencies continue to actively investigate violations of healthcare laws and regulations, and the U.S. Congress continues to strengthen the arsenal of enforcement tools. Most recently, the Bipartisan Budget Act of 2018, or the BBA, increased the criminal and civil penalties that can be imposed for violating certain federal health care laws, including the Anti-Kickback Statute. Enforcement agencies also continue to pursue novel theories of liability under these laws. In particular, government agencies have increased regulatory scrutiny and enforcement activity with respect to manufacturer reimbursement support activities, including bringing criminal charges or civil enforcement actions under the Anti-Kickback Statute, FCA and HIPAA’s healthcare fraud and privacy provisions.

Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available under such laws, it is possible that some of our business activities, including certain sales and marketing practices of our products, could be subject to challenge under one or more such laws. If an arrangement were deemed to violate the Anti-Kickback Statute, it may also subject us to violations under other fraud and abuse laws such as the federal civil FCA and civil monetary penalties laws. Moreover, such arrangements could be found to violate comparable state fraud and abuse laws.

Achieving and sustaining compliance with applicable federal and state anti-fraud and abuse laws may prove costly. If we or our employees are found to have violated any of the above laws we may be subjected to substantial criminal, civil and administrative penalties, including imprisonment, exclusion from participation in federal healthcare programs, such as Medicare and Medicaid, and significant fines, monetary penalties, forfeiture, disgorgement and damages, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our financial results. Any action or investigation against us for the violation of these healthcare fraud and abuse laws, even if successfully defended, could result in significant legal expenses and could divert our management’s attention from the operation of our business. Companies settling FCA, Anti-Kickback Statute or civil monetary penalties law cases also may enter into a Corporate Integrity Agreement with the U.S. Department of Health and Human Services Office of Inspector General, or the OIG, to avoid exclusion from participation (such as loss of coverage for their products) in federal healthcare programs such as Medicare and Medicaid. Corporate Integrity Agreements typically impose substantial costs on companies to ensure compliance. Defending against any such actions can be costly, time-consuming and may require significant personnel resources, and may harm our business, financial condition and results of operations.

Our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could harm our business, financial condition and results of operations.

We are exposed to the risk that our employees, independent contractors, consultants, commercial partners, distributors and vendors may engage in fraudulent or illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or disclosure of unauthorized activities to us that violates: (1) the laws of the FDA and other similar regulatory bodies, including those laws requiring the reporting of true, complete and accurate information to such regulators, (2) manufacturing standards, (3) healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws, or (4) laws that require the true, complete and accurate reporting of financial information or data. These laws may impact, among other things, future sales, marketing and education programs. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commissions, certain customer incentive programs and other business arrangements generally.

We have adopted a code of business conduct and ethics that applies to our directors, officers and employees, but it is not always possible to identify and deter misconduct by our employees and other third parties, and the precautions we take to detect and prevent these activities may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant fines or other sanctions, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, disgorgement, imprisonment, additional integrity reporting and oversight obligations, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings and curtailment of operations, any of which could adversely affect our ability to operate our business and our results of operations. Whether or not we are successful in defending against any such actions or investigations, we could incur substantial costs, including legal fees and reputational harm, and divert the attention of management in defending ourselves against any of these claims or investigations, which could harm our business, financial condition and results of operations.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent or other intellectual property protection for any of our current or future products, or if the scope of the patent and other intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize our current or future products may be harmed.

As with other flow cytometry companies, our success depends in large part on our ability to obtain, maintain and solidify a proprietary position for our current and any future products, which will depend upon our success in obtaining effective patent protection in the United States and other countries that cover, and other intellectual property with respect to, such products, their manufacturing processes and their intended methods of use and enforcing those patent claims once granted as well as our other intellectual property. In some cases, we may not be able to obtain issued patent claims or other intellectual property covering our technologies which are sufficient to prevent third parties, such as our competitors, from utilizing our products and negate any competitive advantage we may have. Any failure to obtain or maintain patent and other intellectual property protection with respect to our current and any future products or other aspects of our business could harm our business, financial condition and results of operations.

Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our inventions, obtain, maintain and enforce our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our patents. Additionally, we cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors or other third parties.

The patent prosecution process is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, suppliers, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek and obtain patent protection. In addition, our ability to obtain and maintain valid and enforceable patents depends in part on whether the differences between our inventions and the prior art allow our inventions to be patentable over the prior art. Furthermore, the publication of discoveries in scientific literature often lags behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to file for patent protection of such inventions.

As of March 31, 2021, we own seven issued U.S. patents and one issued foreign patent. There are 29 pending patent applications, including 13 in the United States and 16 foreign applications. Assuming all maintenance fees are paid, the U.S. issued patents are expected to expire between years 2023 and 2038. Patents covering intellectual property relating to design specific technologies invented by our researchers in Shanghai and Wuxi, China are filed in China and owned by our China subsidiaries, respectively. As of March 31, 2021, our Shanghai subsidiary owns 11 issued patents and has 12 pending patent applications, and our Wuxi subsidiary owns 17 issued patents and has nine pending patent applications.

It is possible that none of our pending patent applications will result in issued patents in a timely fashion or at all, and even if patents are granted, they may not provide a basis for intellectual property protection of commercially viable products or services, may not provide us with any competitive advantages, or may be challenged and invalidated by third parties. It is possible that others will design around our current or future patented technologies. It is possible that in the future the scope, validity and enforceability of our patents, licensed patents, patent applications, trademarks, and trademark applications may be challenged at the United States Patent and Trademark Office (“USPTO”) or in proceedings before the patent offices of other jurisdictions. We may not be successful in defending any such challenges made against our patents, patent applications, trademarks or trademark applications. Any successful third party challenge to our patents or trademarks could result in the unenforceability or invalidity of such patents or trademarks and increased competition to our business. We may have to challenge the patents, patent applications, trademarks, or trademark applications of third parties. The outcome of patent litigation or other proceeding can be uncertain, and any attempt by us to enforce our patent rights against others or to challenge the patent rights of others may not be successful, or, if successful, may take substantial time and result in substantial cost, and may divert our efforts and attention from other aspects of our business.

Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from or license to third parties or that we may jointly-own with third parties in the future and are therefore reliant on our licensors or licensees, and may be reliant on future joint-owners, licensors or licensees, to protect certain of our intellectual property used in our business. If our joint-owners, licensors or licensees fail to adequately protect this intellectual property or if we do not have exclusivity for the marketing of our products, whether because our joint-owners or licensors do not grant us exclusivity or they do not enforce the intellectual property against our competitors, our ability to commercialize products could suffer. Therefore, these and any of our patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

Defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, for example, with respect to proper priority claims, inventorship and the like. If we or any of our current or future joint-owners, licensors or licensees fail to establish, maintain, protect or enforce such patents and other intellectual property rights, such rights may be reduced or eliminated. If any current or future joint-owners, licensors or licensees are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. If there are material defects in the form, preparation or prosecution of our patents or patent applications, such patents or applications may be invalid and/or unenforceable. Any of these outcomes could impair our ability to prevent competition from third parties, which may impact our ability to commercialize our products and materially harm our business.

The strength of patent rights generally, and particularly the patent position of life sciences companies, involves complex legal and scientific questions and can be uncertain, and has been the subject of much litigation in recent years. This uncertainty includes changes to the patent laws through either legislative action to changes to statutory patent law or court action that may reinterpret existing law or rules in ways affecting the scope or validity of issued patents or the chances that patent applications will result in issued claims and the scope of any such claims. Our current or future patent applications may fail to result in issued patents in the United States or foreign countries with claims that cover our current and any future products. Even if patents do successfully issue from our patent applications, third parties may challenge the validity, enforceability or scope of such patents, which may result in such patents being narrowed, invalidated or held unenforceable. Any successful challenge to our patents could deprive us of the exclusive rights necessary for the successful commercialization of our current and any future products, which may materially harm our business. Furthermore, even if they are unchallenged, our patents may not adequately protect our current and any future products, provide exclusivity for such products or prevent others from designing around the claims of our patents. If the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors from commercializing similar or identical technology and products would be adversely affected and would materially harm our business. If the breadth or strength of protection provided by the patents we hold or pursue with respect to our current and any future products is challenged, it could dissuade companies from collaborating with us to develop, or threaten our ability to commercialize, our current and any future products.

Patents have a limited lifespan. In the United States, the natural expiration of a utility patent is generally 20 years after its effective filing date and the natural expiration of a design patent is generally 14 years after its issue date, unless the filing date occurred on or after May 13, 2015, in which case the natural expiration of a design patent is generally 15 years after its issue date. However, the actual protection afforded by a patent varies from country to country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent. The laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States, and we may encounter significant problems in protecting our proprietary rights in these countries. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Without patent protection for our current and any future products and services, we may be open to competition, which may harm our business prospects. Further, if we encounter delays in our development efforts, the period of time during which we could market our current and any future products and services under patent protection would be reduced and, given the amount of time required for the development, testing and regulatory review of planned or future products, patents protecting our current and any future products might expire before or shortly after such products are commercialized. As our patents expire, the scope of our patent protection will be reduced, which may reduce or eliminate any competitive advantage afforded by our patent portfolio. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Even if patent applications we license or own, currently or in the future, issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any patents that we own now or in the future may be challenged, narrowed, circumvented or invalidated by third parties. Consequently, we do not know whether our current and any future products or other technologies will be protectable or remain protected by valid and enforceable patents. Our competitors or other third parties may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner which could harm our business, financial condition and results of operations.

Some of our patents and patent applications may in the future be jointly-owned with third parties, including certain universities and public institutions in the United States and China. If we are unable to obtain an exclusive license to any such third-party joint-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such joint-owners patents to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could harm our business, financial condition and results of operations.

Additionally, we may find it necessary or prudent to acquire or obtain licenses from third-party intellectual property holders. However, we may be unable to acquire or secure such licenses to any intellectual property rights from third parties that we identify as necessary for our current and any future products. The acquisition or licensing of third-party intellectual property rights is a competitive area, and our competitors may pursue strategies to acquire or license third-party intellectual property rights that we may consider attractive or necessary. Our competitors may have a competitive advantage over us due to their size, capital resources and greater development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to acquire or license third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant products, which could harm our business, financial condition and results of operations.

Patents covering our current, and any future products, or our technologies could be found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad, which could harm our business, financial condition and results of operations.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts, the USPTO or patent offices abroad and may not provide us with adequate proprietary protection or competitive advantage against competitors with similar products. We may be subject to a third-party preissuance submission of prior art to the USPTO or become involved in opposition, derivation, revocation, reexamination, post-grant and inter partes review (“IPR”), or interference proceedings or other similar proceedings challenging our patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate or render unenforceable, such patent rights, allow third parties to commercialize our current and any future products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Moreover, we may have to participate in post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge features of patentability with respect to our patents and patent applications. Such challenges may result in loss of patent rights, in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our current and any future products or technologies. Such proceedings also may result in substantial cost and require significant time from our management, even if the eventual outcome is favorable to us.

In addition, if we initiate legal proceedings against a third party to enforce a patent covering our current and any future products, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution. Defenses of these types of claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. Third parties may also raise claims challenging the validity or enforceability of our patents before administrative bodies in the United States or abroad, even outside the context of litigation, including through re-examination, post-grant review, IPR, derivation proceedings and equivalent proceedings in foreign jurisdictions (such as opposition proceedings). Such proceedings could result in the revocation of, cancellation of or amendment to our patents in such a way that they no longer cover or provide meaningful protection of our current and any future products or technologies. The outcome for any particular patent following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant or other third-party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our current and any future products and technology. Such a loss of patent protection would harm our business, financial condition and results of operations.

We rely substantially on our trademarks and trade names. If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be harmed.

We rely substantially upon trademarks to build and maintain the integrity of our brand. Our registered and unregistered trademarks or trade names may be challenged, infringed, circumvented, declared generic or determined to be violating or infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we rely upon to build name recognition among potential partners and customers in our markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion and asserting claims against such third parties may be prohibitively expensive. In addition, there could be potential trade name or trademark infringement or dilution claims brought by owners of other trademarks against us. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names or other intellectual property may be ineffective, could result in substantial costs and diversion of resources and could harm our business, financial condition and results of operations.

Obtaining and maintaining our intellectual property, including patent, protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by government agencies, and our intellectual property, including patent, protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other government fees on intellectual property registrations and applications will be due to be paid to the applicable government agencies, including with respect to patents and patent applications the USPTO and similar agencies outside of the United States, over the lifetime of our intellectual property registrations and applications, including our patents and patent applications. The various applicable government agencies, including with respect to patents and patent applications the USPTO and similar agencies outside of the United States, require compliance with several procedural, documentary, fee payment and other similar provisions during the application process. In some cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in the abandonment or lapse of the intellectual property registration or application, resulting in a partial or complete loss of intellectual property rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of an intellectual property registration or application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, potential competitors might be able to enter the market with similar or identical products or technology, which could harm our business, financial condition and results of operations.

We have limited foreign intellectual property rights outside the United States, selected countries in the European Union, Japan and China and may not be able to protect our intellectual property and proprietary rights throughout the world, which could harm our business, financial condition and results of operations.

We have limited intellectual property rights outside the United States, selected countries in the European Union, Japan and China. Filing, prosecuting and defending patents or trademarks on our current and any future products in all countries throughout the world would be prohibitively expensive, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Consequently, we may not be able to prevent third parties from practicing our inventions or utilizing our trademarks in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but enforcement is not as strong as that in the United States. These products may compete with our current and any future products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our intellectual property and proprietary rights generally. Proceedings to enforce our intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our technology and the enforcement of our intellectual property.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our current and any future products.

Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act, or the America Invents Act, enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third-party was the first to invent the claimed invention. A third-party that files a patent application in the USPTO after March 2013, but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third-party. This will require us to be cognizant of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we were the first to file any patent application related to our current and any future products.

The America Invents Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, IPR and derivation proceedings.

Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third-party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third-party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third-party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. In addition, future actions by the U.S. Congress, the federal courts and the USPTO could cause the laws and regulations governing patents to change in unpredictable ways. Any of the foregoing could harm our business, financial condition and results of operations.

In addition, recent U.S. Supreme Court rulings have made and will likely continue to make changes in how the patent laws of the United States are interpreted. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. We cannot predict how this and future decisions by the courts, the U.S. Congress or the USPTO may impact the value of our patents. Any similar adverse changes in the patent laws of other jurisdictions could also harm our business, financial condition, results of operations and prospects.

Third-party claims of intellectual property infringement, misappropriation or other violation against us, the joint-owners of our intellectual property, or our collaborators may prevent or delay the sale and marketing of our current and any future products.

The flow cytometry industry is highly competitive and dynamic. Due to the focused research and development that is taking place by several companies, including us and our competitors, in this field, the intellectual property landscape is in flux, and it may remain uncertain in the future. As such, we could become subject to significant intellectual property-related litigation and proceedings relating to our or third-party intellectual property and proprietary rights. Such litigation and proceedings may cause us to incur significant expense, including the payment of damages, settlement payments and/or royalty payments. For example, in February 2018, BD filed suit against us and certain of our employees in the United States District Court for the Northern District of California asserting a number of claims against us, including misappropriation of trade secrets and copyright infringement. In October 2020, we entered into a settlement agreement with BD resulting in a dismissal of all claims and a release of all claims between the parties. Pursuant to the settlement agreement with BD, we are required to make certain payments to BD, including royalty payments on sales of certain of our products.

Our commercial success depends in part on our and any potential future collaborators’ ability to develop, manufacture, market and sell any products that we may develop and use our proprietary technologies without infringing, misappropriating or otherwise violating the patents and other intellectual property or proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us or any potential collaborators to alter our development or commercial strategies, obtain licenses or cease certain activities. The medical device industry is characterized by extensive litigation regarding patents and other intellectual property rights, as well as administrative proceedings for challenging patents, including interference, inter partes or post-grant review, derivation and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions.

Third parties, including our competitors, may currently have patents or obtain patents in the future and claim that the manufacture, use or sale of our current and any future products infringes upon these patents. We have not conducted an extensive search of patents issued or assigned to other parties, including our competitors, and no assurance can be given that patents containing claims covering our current and any future products, components of our current and any future products, technology or methods do not exist, have not been filed or could not be filed or issued. In addition, because patent applications can take many years to issue and because publication schedules for pending applications vary by jurisdiction, there may be applications now pending of which we are unaware and which may result in issued patents which our current or future products infringe. Also, because the claims of published patent applications can change between publication and patent grant, there may be published patent applications that may ultimately issue with claims that we infringe. As the number of competitors in our market grows and the number of patents issued in this area increases, the possibility of patent infringement claims against us escalates, increasing the risk that we will be required to incur significant expenses defending any such claims or lose patent protection for our current or future products.

We may also be subject to claims that current or former employees, collaborators or other third parties have an interest in our patents, trade secrets or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of employees, consultants or others who are involved in developing our current and any future products. Litigation may be necessary to defend against these and other claims challenging inventorship of our patents, trade secrets or other intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our current and any future products. If we were to lose exclusive ownership of such intellectual property, other owners may be able to license their rights to other third parties, including our competitors. We also may be required to obtain and maintain licenses from third parties, including parties involved in any such disputes. Such licenses may not be available on commercially reasonable terms, or at all, or may be non-exclusive. If we are unable to obtain and maintain such licenses, we may need to cease the development, manufacture and commercialization of one or more of our current and any future products. The loss of exclusivity or the narrowing of our patent claims could limit our ability to stop others from using or commercializing similar or identical technology and products. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could harm our business, financial condition and results of operations.

In the event that any third-party claims that we infringe their patents or that we are otherwise employing their proprietary technology without authorization and initiates litigation against us, even if we believe such claims are without merit, there is no assurance that a court would find in our favor on questions of infringement, validity, enforceability or priority. A court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed by our current and any future products, which could harm our ability to commercialize any product we may develop and any other technologies covered by the asserted third-party patents. To successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. If we are found to infringe third-party intellectual property rights, including patents, and we are unsuccessful in demonstrating that such patents or other intellectual property rights are invalid or unenforceable, such third parties may be able to block our ability to commercialize the applicable products or technology unless we obtain a license under the applicable patents, or until such patents expire or are finally determined to be held invalid or unenforceable. Such a license may not be available on commercially reasonable terms, or at all. Even if we are able to obtain a license, the license would likely obligate us to pay significant license fees and/or royalties, and the rights granted to us might be non-exclusive, which could result in our competitors gaining access to the same technology. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, we may be unable to commercialize our current and any future products, or such commercialization efforts may be significantly delayed, which could in turn significantly harm our business.

Defense of infringement claims, regardless of their merit or outcome, would involve substantial litigation expense and would be a substantial diversion of management and other employee resources from our business, and may impact our reputation. In the event of a successful claim of infringement against us, we may be enjoined from further developing or commercializing the infringing products and/or have to pay substantial damages for use of the asserted intellectual property, including treble damages and attorneys’ fees were we found to willfully infringe such intellectual property. Claims that we have misappropriated the confidential information or trade secrets of third parties could harm our business, financial condition and results of operations. We also might have to redesign our infringing products or technologies, which may be impossible or require substantial time and monetary expenditure.

Engaging in litigation to defend against third-party infringement claims is very expensive, particularly for a company of our size, and time-consuming. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial negative impact on our common stock price. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of litigation or administrative proceedings more effectively than we can because of greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings against us could impair our ability to compete in the marketplace. The occurrence of any of the foregoing could harm our business, financial condition and results of operations.

We may become involved in lawsuits to protect or enforce our patents and other intellectual property rights, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe our patents, or the patents of any future licensing partners, or we may be required to defend against claims of infringement. In an infringement proceeding, a court may decide that our patent is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover such technology. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our management and other personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial negative impact on our common stock price. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could harm our ability to compete in the marketplace. Any of the foregoing could harm our business, financial condition and results of operations.

Further, many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition and results of operations may be harmed.

We may be subject to claims that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property. Such claims could harm our business, financial condition and results of operations.

As is common in the life sciences industry, our employees, consultants and advisors may be currently or previously employed or engaged at universities or other life sciences companies, including our competitors and potential competitors. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may in the future become subject to claims that we or these people have, inadvertently or otherwise, used or disclosed intellectual property, including trade secrets or other proprietary information, of their current or former employer. Also, we may in the future be subject to claims that these people are violating non-compete agreements with their former employers. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could harm our business, financial condition and results of operations. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-

executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could harm our business, financial condition and results of operations.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patent protection for our current and any future products, we also rely upon unpatented trade secrets, know-how and continuing technological innovation to develop and maintain a competitive position, especially where we do not believe patent protection is appropriate or obtainable. Trade secrets and know-how can be difficult to protect. We seek to protect such proprietary information, in part, through non-disclosure and confidentiality agreements with our employees, collaborators, contractors, advisors, consultants and other third parties and invention assignment agreements with our employees. We also have agreements with our consultants that require them to assign to us any inventions created as a result of their working with us. The confidentiality agreements are designed to protect our proprietary information and, in the case of agreements or clauses containing invention assignment, to grant us ownership of technologies that are developed through a relationship with employees or third parties.

We cannot guarantee that we have entered into such agreements with each party that has or may have had access to our trade secrets or proprietary information. Additionally, despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third-party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to, or independently developed by, a competitor or other third-party, our competitive position would be materially and adversely harmed. Furthermore, we expect these trade secrets, know-how and proprietary information to over time be disseminated within the industry through independent development, the publication of journal articles describing the methodology and the movement of personnel from academic to scientific industry positions.

We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these people, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known, or be independently discovered by, competitors. To the extent that our employees, consultants, contractors or collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions, which could harm our business, financial condition and results of operations.

Failure of a key information technology system, process, or site could have an adverse effect on our business.

We rely extensively on information technology systems to conduct our business. These systems affect, among other things, ordering and managing materials from suppliers, shipping products, processing transactions, complying with regulatory, legal or tax requirements, data security and other processes necessary to manage our business. Our systems and the data contained on them may be subject to computer viruses, ransomware or other malware, attacks by computer hackers, social engineering (including phishing), supply chain attacks, credential stuffing, efforts by individuals or groups of hackers and sophisticated organizations, including state-sponsored organizations, errors or malfeasance of our personnel, and security vulnerabilities in the software or systems on which we rely, and failures during the process of upgrading or replacing software, databases or components thereof. If the confidentiality, integrity, or availability of our systems or our data is compromised due to these, or any number of causes, ranging from catastrophic events and power outages to security breaches, and our business continuity plans do not effectively compensate on a timely basis, we may experience interruptions in our operations, including corruption of our data or release of our confidential information, which could have an adverse effect on our business. Furthermore, any breach in our information technology systems could lead to the unauthorized access, disclosure and use of non-public information, which may be protected by applicable laws. In addition, the COVID-19 pandemic has generally increased the risk of cybersecurity intrusions. For example, there has been an increase in phishing and spam emails as well as social engineering attempts from “hackers” hoping to use the COVID-19 pandemic to their advantage. Any such access, disclosure, or other loss of information could require substantial expenditures to remedy and could result in legal claims or proceedings, liability under laws that protect the privacy of personal information and damage to our reputation.

Our use of open source software could compromise our ability to offer our services and subject us to possible litigation.

We use open source software in connection with the software integrated in our instruments. Companies that incorporate open source software into their products have, from time to time, faced claims challenging their use of open source software and compliance with open source license terms. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms. Some open source software licenses require users who distribute software containing open source software to publicly disclose all or part of the source code to the licensee’s software that incorporates, links or uses such open source software, and make available to third parties for no cost, any derivative works of the open source code created by the licensee, which could include the licensee’s own valuable proprietary code. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, or could be claimed to have occurred, in part because open source license terms are often ambiguous. There is little legal precedent in this area and any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract could harm our business and could help third parties, including our competitors, develop products and services that are similar to or better than ours. Any of the foregoing could harm our business, financial condition, results of operations and prospects.

Risks Related to This Offering and Ownership of Our Common Stock

Our stock price may be volatile, and the value of our common stock may decline.

The market price of our common stock may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors including:

•	the degree and rate of market adoption of our products;

•	variance in our financial performance from expectations of securities analysts or investors;

•	actual or anticipated fluctuations in our financial condition and results of operations, including as a result of anticipated or unanticipated demand based on seasonal factors;

•	changes in our projected operating and financial results;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	significant lawsuits, including patent or stockholder litigation;

•	negative publicity associated with issues related to our products;

•	changes in senior management or key personnel;

•	future sales of our common stock or other securities, by us or our stockholders, as well as the anticipation of lock-up releases;

•	the trading volume of our common stock;

•	our ability to obtain and maintain regulatory approvals for our products;

•	changes in laws or regulations applicable to our products;

•	adverse developments concerning any of our third-party distribution partners and suppliers, including our single and sole-source suppliers;

•	announcements by us or our competitors of significant business developments, acquisitions, or new offerings;

•	our inability to engage additional distribution partners and establish collaborations, if needed;

•

performance or news releases by other companies in our industry including about adverse developments related to safety, effectiveness, accuracy and usability of their products, reputational concerns, regulatory compliance, and product recalls;

•	general economic, regulatory and market conditions, including economic recessions or slowdowns and the COVID-19 pandemic; and

•	other events or factors, many of which are beyond our control.

Broad market and industry fluctuations, as well as general economic, pandemic, political, regulatory, and market conditions, may negatively impact the market price of our common stock. In addition, given the relatively small expected public float of shares of our common stock on the Nasdaq Global Select Market (the “Nasdaq”), the trading market for our shares may be subject to increased volatility. In the past, securities class action litigation has often been brought against companies that have experienced volatility or following a decline in the market price of its securities. This risk is especially relevant for us, because life sciences companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

There has been no prior market for our common stock. An active market may not develop or be sustainable and investors may not be able to resell their shares at or above the initial public offering price.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us and may vary from the market price of our common stock following this offering. If you purchase shares of our common stock in this offering, you may not be able to resell those shares at or above the initial public offering price, if at all. An active or liquid market in our common stock may not develop after this offering or, if it does develop, it may not be sustainable. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic partnerships or acquire companies or products by using our shares of common stock as consideration.

You will experience immediate and substantial dilution in the net tangible book value of the shares of common stock you purchase in this offering.

The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our common stock immediately after this offering. If you purchase shares of our common stock in this offering, you will suffer immediate dilution of $                per share, or $                per share if the underwriters exercise their option to purchase additional shares in full, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to the sale of common stock in this

offering and the assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus. To the extent outstanding options are exercised, there will be further dilution to new investors. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. For a further description of the dilution that you will experience immediately after this offering, see the section titled “Dilution.”

We will have broad discretion in the use of the net proceeds from this offering and may invest or spend the proceeds in ways with which you do not agree and in ways that may not yield a return.

We will have broad discretion over the use of the net proceeds from this offering. Investors may not agree with our decisions, and our use of the net proceeds may not yield any return on your investment. We currently intend to use the net proceeds from this offering to fund manufacturing activities, sales and marketing activities, including the hiring and training of additional sales and marketing personnel, and the remainder for working capital and general corporate purposes, including research and development activities. In addition, a portion of the net proceeds may also be used to acquire assets or complementary businesses. Our failure to apply the net proceeds from this offering effectively could impair our ability to pursue our growth strategy or could require us to raise additional capital. In addition, pending their use, the net proceeds of this offering may be placed in investments that do not produce income or that may lose value. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

Future sales and issuances of our common stock in the public market could cause the market price of our common stock to decline.

Sales and issuances of a substantial number of shares of our common stock in the public market following the closing of this offering, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales and issuances may have on the prevailing market price of our common stock.

Based on shares of common stock outstanding as of March 31, 2021, upon the closing of this offering, we will have outstanding a total of                    shares of common stock. Of these shares, only the shares of common stock sold in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction in the public market immediately following this offering.

In addition, all of our executive officers and directors and the holders of substantially all of our equity securities are subject to lock-up agreements that restrict their ability to transfer shares of our common stock, stock options and other securities convertible into, exchangeable for, or exercisable for our common stock during the period ending on, and including, the 180th day after the date of this prospectus, subject to specified exceptions. Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, Piper Sandler & Co. and Cowen and Company, LLC may, in their discretion, permit our stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements. Upon the expiration of the lock-up period,                of such shares will be eligible for sale as described in the section of this prospectus titled “Shares Eligible for Future Sale.”

As of March 31, 2021, there were 4,919,979 shares of common stock subject to outstanding stock options. We intend to register all of the shares of common stock issuable upon exercise of outstanding stock options, and upon exercise or settlement of any options or other equity incentives we may grant in the future, for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance as permitted by any applicable vesting requirements, subject to the lock-up agreements described above. These shares of common will become eligible for sale in the public market to the extent such stock options are exercised, subject to the lock-up agreements described above and compliance with applicable securities laws.

After this offering, the holders of                shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the 180-day lock-up agreements described above. See the section titled “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have an adverse effect on the trading price of our common stock.

Concentration of ownership of our common stock among our executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

Based on the number of shares of common stock outstanding as of March 31, 2021 and including (i) the shares to be sold in this offering and (ii) 65,453,173 shares of common stock issuable upon the automatic conversion of our redeemable convertible preferred stock outstanding as of March 31, 2021 into an equal number of shares of our common stock upon the closing of this offering, upon the closing of this offering, our executive officers, directors and current beneficial owners of 5% or more of our common stock will, in the aggregate, beneficially own approximately                % of our common stock (assuming no exercise of the underwriters’ option to purchase an additional                shares of common stock). These stockholders, acting together, will be able to significantly influence all matters requiring stockholder approval, including the election and removal of directors and any merger or other significant corporate transactions. The interests of this group of stockholders may not coincide with the interests of other stockholders.

Some of these persons or entities may have interests different than those of investors purchasing shares in this offering. For example, because many of these stockholders purchased their shares at prices substantially below the price at which shares are being sold in this offering and have held their shares for a longer period, they may be more interested in selling our company to an acquirer than other investors, or they may want us to pursue strategies that deviate from the interests of other stockholders.

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our capital stock, and we do not intend to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and may be restricted by the terms of any then-current debt instruments. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

We are an emerging growth company and a smaller reporting company and our compliance with the reduced reporting and disclosure requirements applicable to emerging growth companies and smaller reporting companies could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we expect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including the auditor attestation requirements of Section 404 reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved and extended adoption period for accounting pronouncements.

We are also a “smaller reporting company,” as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Investors may find our common stock less attractive as a result of our reliance on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the closing of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change of control which could limit the market price of our common stock and may prevent or frustrate attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation and amended and restated bylaws, upon the closing of this offering, will contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions include:

•	a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

•	a prohibition on stockholder action through written consent, which requires that all stockholder actions be taken at a meeting of our stockholders;

•

a requirement that special meetings of stockholders be called only by the chairman of the board of directors, the chief executive officer, the president, or by a majority of the total number of authorized directors;

•	advance notice requirements for stockholder proposals and nominations for election to our board of directors;

•

a requirement that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of all outstanding shares of our voting stock then entitled to vote in the election of directors;

•

a requirement of approval of not less than two-thirds of all outstanding shares of our voting stock to amend any bylaws by stockholder action or to amend specific provisions of our certificate of incorporation; and

•

the authority of the board of directors to issue redeemable convertible preferred stock on terms determined by the board of directors without stockholder approval and which redeemable convertible preferred stock may include rights superior to the rights of the holders of common stock.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporate Law, which may prohibit certain business antitakeover provisions and other provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer, or proxy contest involving our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

Our amended and restated certificate of incorporation and amended and restated bylaws upon the closing of this offering will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, or other employees to us or our stockholders, (iii) any action or proceeding asserting a claim against us or any of our current or former directors, officers, or other employees, arising out of or pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, (iv) any action or proceeding to interpret, apply, enforce, or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws, (v) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware and (vi) any action asserting a claim against us or any of our directors, officers, or other employees governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants.

These provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation and our amended and restated bylaws will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation and our amended and restated bylaws. This may require significant additional costs associated with resolving such action in other jurisdictions and the provisions may not be enforced by a court in those other jurisdictions.

These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees and may discourage these types of lawsuits. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation or bylaws has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find either exclusive forum provision contained in our amended and restated certificate of incorporation or amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving such action in other jurisdictions, all of which could seriously harm our business.

General Risk Factors

As a result of being a public company, we are obligated to develop and maintain proper and effective internal control over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We will be required, pursuant to Section 404 of the Sarbanes–Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the fiscal year ending December 31, 2022, which is the year covered by the second annual report following the completion of our initial public offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the SEC following the date we are no longer an emerging growth company if we are not a non-accelerated filer at such time.

If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness or significant deficiency in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

The preparation of our consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. For example, in connection with the revenue accounting standard, Accounting Standards Codification, or ASC, Topic 606, management makes judgments and assumptions based on our interpretation of the new standard. The revenue standard is principle-based and interpretation of those principles may vary from company to company based on their unique circumstances. It is possible that interpretation, industry practice and guidance may evolve as we apply the standard. If our assumptions underlying our estimates and judgments relating to our critical accounting policies change or if actual circumstances differ from our assumptions, estimates or judgments, our operating results may be adversely affected and could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against companies following a decline in the market price of its securities. This risk is especially relevant for us because life sciences companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. We expect such expenses to further increase after we are no longer an emerging growth company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on public companies. Furthermore, the senior members of our management team do not have significant experience with operating a public company. As a result, our management and other personnel will have to devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the timing of such costs, which could negatively affect our business, financial condition and results of operations.

Our failure to meet Nasdaq’s continued listing requirements could result in a delisting of our common stock.

If, after listing, we fail to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist our common stock. Such a delisting would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with the listing requirements of Nasdaq.

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, our common stock price and trading volume could decline.

Our stock price and trading volume will be heavily influenced by the way analysts and investors interpret our financial information and other disclosures. If securities or industry analysts do not publish research or reports about our business, delay publishing reports about our business or publish negative reports about our business, regardless of accuracy, our common stock price and trading volume could decline.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. We expect that only a limited number of analysts will cover our company following our initial public offering. If the number of analysts that cover us declines, demand for our common stock could decrease and our common stock price and trading volume may decline. Even if our common stock is actively covered by analysts, we do not have any control over the analysts or the measures that analysts or investors may rely upon to forecast our future results. Over-reliance by analysts or investors on any particular metric to forecast our future results may result in forecasts that differ significantly from our own.

Regardless of accuracy, unfavorable interpretations of our financial information and other public disclosures could have a negative impact on our stock price. If our financial performance fails to meet analyst estimates, for any of the reasons discussed above or otherwise, or one or more of the analysts who cover us downgrade our common stock or change their opinion of our common stock, our stock price would likely decline.

Our ability to use our net operating losses (“NOLs”) to offset future taxable income may be subject to certain limitations.

As of December 31, 2020, we had no federal NOL carryforwards and state NOL carryforwards of approximately $2.2 million. Certain state NOLs will begin to expire in the calendar year 2028, unless previously utilized. Certain NOL carryforwards subject to expiration could expire unused and be unavailable to offset future income tax liabilities.

Under the Tax Cuts and Jobs Act, or the Tax Act, as modified by the Coronavirus Aid, Relief and Economic Security Act, or CARES Act, federal NOLs incurred in taxable years beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of such federal NOLs in taxable years beginning after December 31, 2020 is limited to 80% of taxable income in such years. There is variation in how states have responded and may continue to respond to the Tax Act and CARES Act. In addition, for state income tax purposes, there may be periods during which the use of NOLs is suspended or otherwise limited, such as recent California legislation limiting the usability of NOLs for tax years beginning in 2020 and before 2023.

Separately, under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”) if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period, the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change income or taxes may be limited. Similar rules may apply under state tax laws. We determined that an ownership change occurred on September 7, 2018 and October 23, 2020. As of March 31, 2021, we had not experienced an ownership change subsequent to the ownership change on October 23, 2020. In addition, we may in the future experience ownership changes, either as a result of this offering or other changes in our stock ownership (some of which are not in our control). If an ownership change occurs, our ability to utilize our NOL carryforwards and other tax attributes to reduce future tax liabilities may be limited.

Changes in our effective tax rate or tax liability may have an adverse effect on our results of operations.

Our effective tax rate could increase due to several factors, including:

•	changes in the relative amounts of income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;

•	changes in tax laws, tax treaties, and regulations or the interpretation of them;

•

changes to our assessment about our ability to realize our deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies, and the economic and political environments in which we do business;

•	the outcome of current and future tax audits, examinations, or administrative appeals; and

•	limitations or adverse findings regarding our ability to do business in some jurisdictions.

Additionally, a tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a ‘‘permanent establishment’’ under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions.

Changes in tax law and regulations may have a material adverse effect on our business, financial condition and results of operations.

The rules dealing with U.S. federal, state and local income taxation are constantly under review by the Internal Revenue Service, the U.S. Treasury Department and other governmental bodies. Changes to tax laws

(which changes may have retroactive application) could adversely affect us or holders of our common stock. In recent years, many such changes have been made and changes are likely to continue to occur in the future. Future changes in tax laws could have a material adverse effect on our business, financial condition, results of operations, and cash flow. We urge investors to consult with their legal and tax advisers regarding the implication of potential changes in tax laws on an investment in our common stock.

Changes and uncertainties in the tax system in the countries in which we have operations, could materially adversely affect our financial condition and results of operations, and reduce net returns to our shareholders.

We conduct business globally and file income tax returns in multiple jurisdictions. Our consolidated effective income tax rate could be materially adversely affected by several factors, including: changing tax laws, regulations and treaties, or the interpretation thereof; tax policy initiatives and reforms under consideration; the practices of tax authorities in jurisdictions in which we operate; the resolution of issues arising from tax audits or examinations and any related interest or penalties. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices in jurisdictions in which we operate, could increase the estimated tax liability that we have expensed to date and paid or accrued on our statement of financial position, and otherwise affect our financial position, future results of operations, cash flows in a particular period and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders and increase the complexity, burden and cost of tax compliance.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations, financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will” or “would,” or the negative of these words or other similar terms or expressions.

We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties, factors and assumptions described in the section titled “Risk Factors” and elsewhere in this prospectus, regarding, among other things:

•	our expected future growth;

•	the size and growth potential of the markets for our products, and our ability to serve those markets;

•	our ability to accurately forecast demand for our products;

•	our expectations regarding the impact of the COVID-19 pandemic on our sales, business, financial condition and results of operations;

•	the rate and degree of market acceptance of our products;

•	the expected future growth of our sales and marketing organization;

•	the performance of, and our reliance on, third parties in connection with the commercialization of our products, including single-source suppliers and, in some cases, sole source suppliers;

•	our ability to accurately forecast and manufacture appropriate quantities of our products to meet commercial demand;

•	regulatory developments in the United States and foreign countries;

•	our ability to retain regulatory approval for our products or obtain regulatory approval for new products in the United States and in any foreign countries in which we make seek to do business;

•	our research and development for existing products and any future products;

•	the development, regulatory approval and commercialization of competing products;

•	our ability to retain and hire senior management and key personnel;

•	our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act;

•	our ability to develop and maintain our corporate infrastructure, including our ability to remediate our existing material weakness and to design and maintain an effective system of internal controls;

•	our financial performance and capital requirements;

•

our expectations regarding our ability to obtain and maintain intellectual property protection for our products, as well as our ability to operate our business without infringing the intellectual property rights of others; and

•	our use of the net proceeds from this offering.

These risks are not exhaustive. Other sections of this prospectus may include additional factors that could harm our business and financial performance. We operate in a very competitive and rapidly changing environment where new risk factors may emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. These forward-looking statements speak only as of the date of this prospectus. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and achievements may be different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

MARKET, INDUSTRY AND OTHER DATA

Certain market, industry and competitive data included in this prospectus were obtained from our own internal estimates and research, as well as from publicly available information, reports of governmental agencies and industry publications and surveys. In some cases, we do not expressly refer to the sources from which this data is derived. All of the market and industry data used in this prospectus is inherently subject to uncertainties and involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such information.

The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $        million (or approximately $         million if the underwriters exercise their option to purchase additional shares in full) based on the assumed initial public offering price of $                 per share of common stock, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows:

•	approximately $ million to $ million to fund manufacturing activities;

•	approximately $ million to $ million to establish our commercial activities and to fund marketing initiatives; and

•	the remaining amounts for working capital and general corporate purposes.

We may use a portion of the net proceeds for strategic investments in complementary businesses, services, products or technologies. However, we do not have agreements or commitments to enter into any such acquisitions or investments at this time.

We estimate, based on our current operating plan, that our existing cash and cash equivalents, together with the estimated net proceeds from this offering, will be sufficient to fund our operating expenses and capital expenditure requirements for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we expect.

We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have broad discretion in applying the net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending their application, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade investments, certificates of deposit or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock and we do not currently intend to pay any cash dividends on our capital stock for the foreseeable future. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. Any future determination to pay dividends will be made at the discretion of our board of directors, subject to applicable laws and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions and capital requirements.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2021 on:

•	an actual basis;

•

a pro forma basis to give effect to (i) the conversion of 65,453,173 shares of our redeemable convertible preferred stock outstanding as of March 31, 2021 into an equal number of shares of our common stock upon the closing of this offering and the related reclassification of the carrying value of our redeemable convertible preferred stock to permanent equity in connection with the closing of this offering, and (ii) the filing and effectiveness of our amended and restated certificate of incorporation upon the closing of this offering; and

•

a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above and (ii) the issuance and sale of shares of common stock in this offering at the assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information in conjunction with our interim consolidated financial statements and the related notes included elsewhere in this prospectus, the information set forth in the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information contained elsewhere in this prospectus.

	As of March 31, 2021
	Actual	Pro Forma	Pro Forma As Adjusted (1)
	(unaudited)
	(in thousands, except share and per share data)
Cash and cash equivalents	$168,584	$168,584	$—

Redeemable convertible preferred stock, $0.001 par value per share: 65,453,176 shares authorized, actual, no shares pro forma and pro forma as adjusted; 65,453,173 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	$194,319	$—	$—
Stockholders’ (deficit) equity:
Preferred stock, $0.001 par value per share: no shares authorized, issued and outstanding, actual; shares authorized no shares issued or outstanding, pro forma and pro forma as adjusted
Common stock, $0.001 par value per share: 115,000,000 shares authorized, 23,832,243 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	24	89
Additional paid-in capital	7,142	201,396
Accumulated deficit	(22,505)	(22,505)
Accumulated other comprehensive income	267	267	—
Noncontrolling interest in consolidated subsidiary	315	315

Total stockholders’ (deficit) equity	(14,757)	179,562

Total capitalization	$179,562	$179,562

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $        million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares offered by us at the assumed initial public offering price per share would increase (decrease) the pro forma as adjusted amount of each of our cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $                million, assuming the assumed initial public offering price of $                per share of common stock remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses.

The number of shares of our common stock to be outstanding after this offering as reflected in the table above is based on 89,285,416 shares of our common stock (including shares of our redeemable convertible preferred stock on an as-converted basis) outstanding as of March 31, 2021, and excludes:

•	4,919,979 shares of our common stock issuable upon the exercise of outstanding stock options as of March 31, 2021, with a weighted-average exercise price of $1.72 per share;

•	355,500 shares of our common stock issuable upon exercise of outstanding stock options granted subsequent to March 31, 2021, with a weighted-average exercise price of $7.69 per share;

•

4,543,014 shares of our common stock reserved for future issuance under our 2015 Equity Incentive Plan as of March 31, 2021, which shares will cease to be available for issuance at the time our 2021 Equity Incentive Plan becomes effective in connection with this offering;

•

                shares of our common stock reserved for future issuance under our 2021 Equity Incentive Plan, which includes an annual evergreen increase and will become effective upon the execution of the underwriting agreement for this offering; and

•

                shares of our common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan, which includes an annual evergreen increase and will become effective upon the execution of the underwriting agreement for this offering.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock immediately after the completion of this offering.

As of March 31, 2021, we had a historical net tangible book deficit of approximately $15.4 million, or $(0.65) per share of common stock based on 23,832,243 shares of common stock outstanding as of such date. Our historical net tangible book deficit per share represents the amount of our total tangible assets less our total liabilities and redeemable convertible preferred stock, which is not included within permanent equity, divided by the number of shares of our common stock outstanding as of March 31, 2021.

As of March 31, 2021, our pro forma net tangible book value was $178.9 million, or $2.00 per share of common stock. Pro forma net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding as of March 31, 2021, after giving effect to the conversion of all outstanding shares of redeemable convertible preferred stock into 65,453,173 shares of common stock upon the closing of this offering.

After giving further effect to the receipt of the net proceeds from our sale of                shares of common stock in this offering at an assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2021 would have been $        million, or $                per share of common stock. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $                per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value per share of $                per share to new investors purchasing shares of common stock in this offering.

The following table illustrates this dilution on a per share basis to investors in this offering:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of March 31, 2021	$(0.65)
Pro forma increase in historical net tangible book value per as of March 31, 2021	2.65

Pro forma net tangible book value per share as of March 31, 2021	2.00
Increase in pro forma net tangible book value per share attributed to investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to investors in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by $                , and dilution in pro forma as adjusted net tangible book value per share to new investors by $                , assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $                per share and decrease (increase) the dilution in pro forma as adjusted net tangible book value per share to investors participating in this offering by $                per share, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value after the offering would be $                per share, the increase in pro forma net tangible book value per share to existing stockholders would be $                per share and the dilution per share to new investors would be $                per share, in each case assuming an initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus.

The following table summarizes, on the pro forma as adjusted basis described above, as of March 31, 2021, the differences between the number of shares of common stock purchased from us by our existing stockholders and common stock by new investors purchasing shares in this offering, the total consideration paid to us in cash and the average price per share paid by existing stockholders for shares of common stock issued prior to this offering and the price to be paid by new investors for shares of common stock in this offering. The calculation below is based on the assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Weighted- Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%

The outstanding share information in the table above is based on 89,285,416 shares of our common stock (including shares of our redeemable convertible preferred stock on an as-converted basis) outstanding as of March 31, 2021, and excludes:

•	4,919,979 shares of our common stock issuable upon the exercise of outstanding stock options as of March 31, 2021, with a weighted-average exercise price of $1.72 per share;

•	355,500 shares of our common stock issuable upon exercise of outstanding stock options granted subsequent to March 31, 2021, with a weighted-average exercise price of $7.69 per share.

•

4,543,014 shares of our common stock reserved for future issuance under our 2015 Equity Incentive Plan as of March 31, 2021, which shares will cease to be available for issuance at the time our 2021 Equity Incentive Plan becomes effective in connection with this offering;

•

                shares of our common stock reserved for future issuance under our 2021 Equity Incentive Plan, which includes an annual evergreen increase and will become effective upon the execution of the underwriting agreement for this offering; and

•

                shares of our common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan, which includes an annual evergreen increase and will become effective upon the execution of the underwriting agreement for this offering.

If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own        % and the investors purchasing shares of our common stock in this offering would own        % of the total number of shares of our common stock outstanding immediately after the closing of this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth our selected consolidated financial data as of, and for the periods ended on, the dates indicated. The selected consolidated statements of operations and comprehensive income (loss) data for the years ended December 31, 2019 and 2020, and the selected consolidated balance sheet data as of December 31, 2019 and 2020, are derived from our audited consolidated financial statements and the related notes included elsewhere in this prospectus. The selected consolidated statements of operations and comprehensive income (loss) data for the three months ended March 31, 2020 and 2021, and the selected consolidated balance sheet data as of March 31, 2021 are derived from our unaudited interim consolidated financial statements and the related notes included elsewhere in this prospectus. Our interim consolidated financial statements were prepared in accordance with U.S. GAAP, on the same basis as our audited consolidated financial statements and, in our opinion, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair presentation of our interim consolidated financial statements as of and for the periods presented. Our historical results are not necessarily indicative of the results that may be expected for any period in the future, and results for the three months ended March 31, 2021 are not necessarily indicative of results for the full year ending December 31, 2021. You should read these data together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The selected consolidated financial data in this section are not intended to replace our consolidated financial statements and the related notes and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

	Year ended December 31,		Three months ended March 31,
	2019	2020	2020	2021
	(in thousands, except per share data)
Consolidated Statements of Operations and Comprehensive Income (Loss) Data:
Revenue, net
Product	$50,172	$85,283	$16,064	$22,700
Service	7,711	7,556	1,924	1,572

Total revenue, net	57,883	92,839	17,988	24,272

Cost of sales(1)
Product	22,894	32,277	7,192	7,308
Service	6,315	8,852	2,421	2,478

Total cost of sales	29,209	41,129	9,613	9,786

Gross profit	28,674	51,710	8,375	14,486
Operating costs and expenses:
Research and development(1)	8,931	13,693	3,016	5,094
Sales and marketing(1)	10,241	14,988	3,531	4,277
General and administrative(1)	6,739	9,370	2,538	3,983
Litigation settlement	20,019	—	—	—

Total operating expenses	45,930	38,051	9,085	13,354

Income (loss) from operations	(17,256)	13,659	(710)	1,132
Interest expense	(1)	(333)	—	(375)
Interest income	711	110	86	10
Other income (expense), net	252	994	(37)	(615)

Total other income (expense), net	962	771	49	(980)
Provision for (benefit from) income taxes	533	(4,981)	178	50

Net income (loss)	$(16,827)	$19,411	$(839)	$102

	Year ended December 31,		Three months ended March 31,
	2019	2020	2020	2021
	(in thousands, except per share data)
Foreign currency translation adjustment, net of tax	(25)	212	(77)		202

Net comprehensive income (loss)	$(16,852)	$19,623	$(916)		$304

Net income (loss) attributable to common stockholders per share, basic(2)	$(0.80)	$0.15	$(0.04)	$

Net income (loss) attributable to common stockholders per share, diluted(2)	$(0.80)	$0.13	$(0.04)	$

Weighted average number of shares used in computing net income (loss) per share, basic(2)	20,950,082	21,845,666	21,341,420		23,668,744

Weighted average number of shares used in computing net income per share, diluted(2)	20,950,082	24,457,061	21,341,420		26,822,696

Pro forma net income (loss) per share attributable to common stockholders—basic (unaudited)(3)		$0.25		$

Pro forma net income (loss) per share attributable to common stockholders, diluted (unaudited)(3)		$0.25		$

Pro forma weighted-average common shares outstanding—basic (unaudited)(3)		76,494,539			89,121,917

Pro forma weighted-average common shares outstanding—diluted (unaudited)(3)		79,105,934			92,275,869

Other financial and operating data (unaudited):
Adjusted EBITDA(4)	$3,341	$14,873	$(500)		$1,755

(1)	Includes stock-based compensation as follows:

	Year ended December 31,		Three months ended March 31,
	2019	2020	2020	2021
	(in thousands)
Cost of sales	$90	$232	$29	$112
Research and development	58	109	20	119
Sales and marketing	67	183	31	130
General and administrative	54	87	25	95

Total stock-based compensation expense	$269	$611	$105	$456

(2)

See Note 2 to our audited consolidated financial statements and Note 2 to our interim consolidated financial statements, appearing elsewhere in this prospectus, for details on the calculation of our basic and diluted net income (loss) per share attributable to common stockholders.

(3)

The unaudited pro forma basic and diluted weighted-average common shares outstanding used in the calculation of unaudited pro forma basic and diluted net income (loss) per share attributable to common stockholders has been prepared to give effect, upon a qualified initial public offering, to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our common stock as if the proposed initial public offering had occurred.

(4)

Adjusted EBITDA is a non-GAAP financial measure that we define as net income (loss) adjusted for interest expense, interest income, other income (expense), net, provision for income taxes, depreciation and amortization, litigation settlement and stock-based compensation expenses.

Management uses Adjusted EBITDA to evaluate the financial performance of our business and the effectiveness of our business strategies. We present Adjusted EBITDA because we believe it is frequently used by analysts, investors and other interested parties to evaluate companies in our industry and it facilitates comparisons on a consistent basis across reporting periods. Further, we believe it is helpful in highlighting trends in our operating results because it excludes items that are not indicative of our core operating performance.

Adjusted EBITDA has limitations as an analytical tool and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. We may in the future incur expenses similar to the adjustments in the presentation of Adjusted EBITDA. In particular, we expect to incur meaningful stock-based compensation expense in the future. Other limitations include that Adjusted EBITDA does not reflect:

•	All expenditures or future requirements for capital expenditures or contractual commitments;

•	Changes in our working capital needs;

•	Provision for income taxes, which may be a necessary element of our costs and ability to operate;

•	The costs of replacing assets being depreciated, which will often have to be replaced in the future;

•	The non-cash component of employee compensation expense; and

•	The impact of earnings or charges resulting from matters we consider not to be reflective, on a recurring basis, of our ongoing operations.

In addition, Adjusted EBITDA may not be comparable to similarly titled measures used by other companies in our industry or across different industries.

The following tables reconcile the most directly comparable GAAP financial measure to each of these non-GAAP financial measures.

	Year ended December 31,		Three months ended March 31,
	2019	2020	2020	2021
	(in thousands)
Adjusted EBITDA
Net income (loss)	$(16,827)	$19,411	$(839)	$102
Depreciation and amortization	309	603	105	167
Provision for (benefit from) income taxes	533	(4,981)	178	50
Interest income	(711)	(110)	(86)	(10)
Interest expense	1	333	—	375
Other (income) expense, net(1)	(252)	(994)	37	615
Litigation settlement(2)	20,019	—	—	—
Stock-based compensation(3)	269	611	105	456

Adjusted EBITDA	$3,341	$14,873	$(500)	$1,755

(1)	Represents the foreign exchange gains and losses for the remeasurement of non-functional monetary balances.
(2)

Represents the litigation settlement expense related to the settlement agreement entered into with Becton, Dickinson and Company on October 6, 2020. See Note 15 to our audited consolidated financial statements appearing elsewhere in this prospectus for details on our litigation settlement expense.

(3)

Represents stock-based compensation expense related to option awards. See Note 12 to our audited consolidated financial statements and Note 12 to our interim consolidated financial statements appearing elsewhere in this prospectus for details on our stock-based compensation expense.

	As of December 31,		As of March 31,
	2019	2020	2021
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$30,122	$165,231	$168,584
Working capital(1)	46,726	182,086	184,773
Total assets	70,361	219,979	224,264
Legal settlement liabilities, net of current portion	14,429	10,959	10,840
Total liabilities	37,409	41,688	44,702
Redeemable convertible preferred stock	74,653	194,319	194,319
Accumulated deficit	(42,018)	(22,607)	(22,505)
Total stockholders’ deficit	(41,701)	(16,028)	(14,757)

(1)

We define working capital as current assets less current liabilities. See Note 5 to our audited consolidated financial statements and Note 5 to the interim consolidated financial statements included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Risk Factors.” Please also see the section titled “Special Note Regarding Forward-Looking Statements.”

Overview

We are a leading cell analysis solutions company advancing the next generation of cell analysis tools by leveraging novel technical approaches. Our goal is to become the premier cell analysis company through continued innovation that facilitates scientific advances in biomedical research and clinical applications. We believe our core instruments, the Aurora and Northern Lights systems, are the first full spectrum flow cytometers able to deliver high-resolution, high-content and high-sensitivity cell analysis by utilizing the full spectrum of fluorescence signatures from multiple lasers to distinguish fluorescent tags on single cells (“Full Spectrum Profiling” or “FSP”). Our novel approach harnesses the power of information within the entire spectrum of a fluorescent signal to achieve a higher level of multiplexing with exquisite sensitivity. Our patented FSP technology optimizes sensitivity and accuracy through its novel optical and electronic designs that utilize an innovative method of light detection and distribution. Our FSP platform includes instruments, reagents, software and services to provide a comprehensive and integrated suite of solutions for our customers. Since our first U.S. commercial launch in mid-2017, we have sold and deployed over 750 instruments—primarily comprised of our Aurora and Northern Lights systems—to over 620 customers around the world, including the largest pharmaceutical companies, over 125 biopharma companies, leading academic research centers, and clinical research organizations (“CROs”). In June 2021, we began shipping the Aurora cell sorter (“Aurora CS”), which uses our FSP technology to further broaden our potential applications across cell analysis.

We believe the combination of our people and our global reach across the United States, Europe and Asia will enable us to continue to execute on our growth strategies, stay ahead of competition and remain at the forefront of innovation in cell analysis. Our leadership team has extensive track records in the life sciences and technology sectors. As of March 31, 2021, we employed a multidisciplinary group of over 390 employees, with more than 110 advanced degrees, including over 70 PhDs and MDs, with expertise across optics, electronics, fluidics, computer sciences, chemistry, biology, and medical sciences. Our worldwide commercial team of more than 120 employees and our research and development team of more than 100 employees have significant expertise, industry experience and collaborative relationships with key opinion leaders (“KOLs”), industry leaders, innovators and potential customers.

We have a long history of providing high-quality and efficient customer service and our product development efforts reflect our deep understanding of our customers’ needs. One of our key differentiators is our customer-facing technical team, which collaborates closely with our customers to identify and find solutions for unmet needs across the market. We collaborate closely with KOLs, generating relevant data and publications to demonstrate not only the feasibility, but also the quality of our FSP approach. We plan to continue executing on our strategy to accelerate our growth by driving adoption of our FSP solutions, inspiring innovation, investing in integrated workflow solutions and driving application development and adoption in clinical markets.

We manufacture our instruments in our facilities in Fremont, California and in Wuxi, China. We have designed our operating model to be capital efficient and to scale efficiently as our product volumes grow.

Our total revenue increased by 60% to $92.8 million in the year ended December 31, 2020 as compared to $57.9 million in the prior year and by 35% to $24.3 million in the three months ended March 31, 2021 as compared to $18.0 million in the three months ended March 31, 2020, primarily due to sales of our Aurora and Northern Lights systems.

To date, we have adopted a direct sales model in North America, Europe and China, and sell our products through third-party distributors in Asia (ex-China), certain regions of Europe, South America, the Middle East, and Africa. Revenue from direct sales represented 83% of total revenue for the year ended December 31, 2020 and 82% of total revenue for the three months ended March 31, 2021. Revenue from distributors represented 17% of total revenue for the year ended December 31, 2020 and 18% of total revenue for the three months ended March 31, 2021.

We focus a substantial portion of our resources on developing new products and solutions to meet our customers’ needs. Our research and development efforts focus on developing new and complementary instruments, reagents and reagent kits, and continued operating software development. We incurred research and development expenses of $8.9 million and $13.7 million for the years ended December 31, 2019 and 2020, respectively, and $3.0 million and $5.1 million for the three months ended March 31, 2020 and 2021, respectively. We intend to continue to make significant investments in research and development in the future.

We expect to continue to invest in our commercial infrastructure through hiring additional employees with strong scientific and technical backgrounds to support growth in sales of our Aurora and Northern Lights instruments as well as our planned expansion of reagents offerings and panel design capabilities. We also plan to continue to invest in sales, marketing and business development across the globe to drive commercialization of our products. We incurred sales and marketing expenses of $10.2 million and $15.0 million for the years ended December 31, 2019 and 2020, respectively, and $3.5 million and $4.3 million for the three months ended March 31, 2020 and 2021, respectively.

Since our inception in 2014, we have financed our operations primarily through private placements of our redeemable convertible preferred stock, revenue from the sale of our products and services and proceeds from a loan under the Paycheck Protection Program (“PPP”).

We have incurred net losses in each year except for the year ended December 31, 2020 and for the three months ended March 31, 2021 when we are in a net income position. Our net loss was $16.8 million and our net income was $19.4 million for the years ended December 31, 2019 and 2020, respectively. Our net loss was $839,000 and our net income was $102,000 for the three months ended March 31, 2020 and 2021, respectively. The change from net loss for the year ended December 31, 2019 to net income for the year ended December 31, 2020 and for the three months ended March 31, 2021 compared to the three months ended March 31, 2020 resulted primarily from increased revenue driven by a continued demand for our Aurora and Northern Lights systems.

We expect our expenses will increase substantially in connection with our on-going activities, as we:

•	attract, hire and retain qualified personnel;

•	invest in processes, commercial infrastructure; and supporting functions to scale our business and introduce new products and services;

•	support our research and development efforts;

•	continue to expand geographically;

•	protect and defend our intellectual property; and

•	make strategic investments in complementary businesses, services, products or technologies.

Key factors affecting our results of operations and future performance

We believe that our financial performance has been, and in the foreseeable future will continue to be, primarily driven by multiple factors as described below, each of which presents growth opportunities for our business. These factors also pose important challenges that we must successfully address to sustain our growth and improve our results of operations. Our ability to successfully address these challenges is subject to various risk and uncertainties, including those described under the heading “Risk Factors” included elsewhere in this prospectus.

Global customer adoption

Our financial performance has largely been driven by our ability to increase the adoption of our FSP platform, a key factor on which our future success depends. We plan to drive global customer adoption through business development efforts, direct sales and marketing and third-party distributions. We are investing in our direct sales organization and commercial support functions and developing third-party distributor relationships to support global expansion and drive revenue growth. As part of this effort, we increased our direct sales force by 72% in the year ended December 31, 2020 compared to the year ended December 31, 2019 and by 36% in the three months ended March 31, 2021 compared to the three months ended March 31, 2020. We intend to continue increasing our workforce in line with our growth.

Recurring revenues

We believe our expanding installed base of instruments to new and existing customers will provide us with greater leverage to drive pull-through for reagent and service revenue, which are recurring by nature. Furthermore, as we develop and identify new applications and products, we expect to further increase pull-through across our installed base. We expect recurring revenue on an absolute basis to increase and become an increasingly important contributor to our revenue as our installed base expands.

Revenue mix and gross margin

Our revenue is primarily derived from sales of our instruments and services with our core instruments recognizing higher gross margins than our services. While there have been fluctuations in the mix between sales of our instruments and services, revenue generated from sales of our core instruments accounted for 87% and 92% of our total revenue for the years ended December 31, 2019 and 2020, respectively, and for 89% and 94% of our total revenue for the three months ended March 31, 2020 and 2021, respectively. Instrument sales as a percentage of total revenue have increased sequentially in each of the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 and 2021.

Although we expect sales of our core instruments to continue to represent the largest percentage of our revenue in the future, we expect reagent sales to increase as a percentage of our total revenue and our gross margins to experience a corresponding improvement as we grow our installed base and increase our focus on commercializing reagents. We also expect a higher gross margin on our core instruments as we increase manufacturing efficiency, instrument reliability and training for personnel using our instruments, which we expect to lead to a reduction in warranty claims. Our sales in certain regions, particularly outside of the United States, are realized through third-party distribution partners that typically receive discounted prices, thus resulting in lower gross margins than those recognized by our direct sales organization. Furthermore, our gross margins and instrument selling prices may fluctuate in the future as we continue to grow our volume of third-party distribution partners in geographies outside of the United States, introduce new products and reduce our production costs as a result of variability in the timing of new product introductions.

In the near term, we expect the continued optimization of our manufacturing processes related to our instruments and the expansion of product manufacturing distribution facilities to have the greatest impact on our gross margin. In addition to the impact of competing products entering the market, the future gross margin profiles of our instruments, services and reagents will depend on the outcome of any royalties we are required to pay and the royalty rates and products to which such royalties apply.

Expansion into new markets

We focus our research and development efforts on the greatest value-additive FSP products to meet the growing and unmet needs of the research and clinical markets. We work closely with researchers and clinicians to optimize and implement new panels and applications to meet their specific needs. We also gain valuable insight on potential new products, new applications and enhancements to existing products, as well as biomarker combinations that would be beneficial in different fields, through collaborations with our customers, academic laboratories, KOLs and industry partners. We plan to continue to invest in new product development and enhancements to support our expansion into new markets.

Our Northern Lights system obtained clinical certification in China in 2019 and received CE Marking under the European Union In Vitro Diagnostic Medical Devices Directive in September 2020. With these achievements, our Northern Lights system is available for clinical diagnostic use in hospitals, laboratories, and clinics in China and the European Union.

Key business metrics

We regularly review the following key business metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. We believe that the following metrics are representative of our current business; however, we anticipate these will change or may be substituted for additional or different metrics as our business grows.

	Year ended		Three months ended
(in thousands)	December 31, 2019	December 31, 2020	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
Sales channel mix
Direct sales channel	$51,385	$77,106	$16,030	$16,007	$21,200	$23,870	$19,862
Distributor channel	6,498	15,733	1,958	3,129	3,896	6,749	4,410

Total revenue, net	$57,883	$92,839	$17,988	$19,136	$25,096	$30,619	$24,272

Customer mix
Academia and government	$31,576	$45,674	$11,549	$9,363	$10,589	$14,172	$10,116
Biotechnology, pharmaceuticals, distributor and CRO	26,307	47,165	6,439	9,773	14,507	16,447	14,156

Total revenue, net	$57,883	$92,839	$17,988	$19,136	$25,096	$30,619	$24,272

Distributors typically sell to end customers identified in other customer categories.

The table below sets forth our cumulative instruments shipped as of the dates presented:

(in thousands)	December 31,		March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
	2019	2020
Instruments shipped:	303	657	376	447	548	657	751

Totals	303	657	376	447	548	657	751

COVID-19 update

The global COVID-19 pandemic continues to evolve rapidly and we intend to continue to monitor it closely. In response to the COVID-19 pandemic and various resulting government directives, we took proactive measures to protect the health and safety of our employees, contractors, customers and visiting vendors and suppliers. We continue to monitor the implications of the COVID-19 pandemic on our business, as well as our customers’ and suppliers’ business. Some of the measures we have taken are as follows:

•

As an “essential business” under the criteria set forth in executive orders issued by the State of California, we have continued operations during the COVID-19 pandemic within the applicable safety guidelines. In early March 2020, we promptly instituted protocols to have most of our personnel work remotely. Certain employees engaged in research and development and manufacturing operations have continued to work on-site at our facility in Fremont, California. Our employees in Wuxi and Shanghai, China returned to normal activities in March 2020 to undertake research and development and manufacturing operations due to the lifting of local restrictions in the country. In the United States, we have implemented social distancing and other protective measures in an effort to protect the health and safety of our personnel working on-site. We have also restricted business travel and have limited access to our facilities to vendors, suppliers and partners who are critical to our business operations. While these arrangements have not to date materially affected our ability to maintain our business operations, including the operation of financial reporting systems, internal control over financial reporting and disclosure controls and procedures, given the considerable uncertainty around the duration and extent of the pandemic, the related financial and operational impact cannot be reasonably estimated.

•

Our production, shipping and customer service functions remain operational to maintain a continuous supply of products and services to our customers and for our internal research and development activities. We are communicating regularly with our suppliers so that our supply chain remains intact, and we have not yet experienced any material supply issues. Our customer service teams around the world are operating remotely and remain available to assist our customers and partners as needed.

•

Initially, as a result of travel restrictions and shelter-in-place orders, we experienced some delay in our ability to ship and install our FSP systems, as well as train customers in certain geographies. In March 2020, we began developing, and continue to develop, remote learning capabilities to help our customers and partners operate and reduce the number of required customer/partner on-site visits for our field application scientists and field support engineers to comply with travel restrictions and country-specific quarantine requirements.

•	We are actively reviewing and managing costs to navigate the current environment. To date, the COVID-19 pandemic has not had a material adverse effect on our business or results of operations.

Potential impacts of the COVID-19 pandemic, some of which we have already experienced, include those described throughout the “Risk Factors” section, including “A pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide could adversely affect our business. The Covid-19 pandemic has had and could continue to have an adverse impact on our business, operations, and the markets and communities in which we, our partners, and customers operate.”

Components of our results of operations

Total revenue, net

We currently generate our total revenue, net from product revenue and service revenue.

Product. Our product revenue primarily consists of sales of our Aurora and Northern Lights systems, instrument accessories, such as loaders and, to a lesser extent, consumables, such as reagents. We offer multiple versions of our Aurora and Northern Lights systems with different price points based on the number of lasers integrated in the systems. We also derive revenue from sales of our conventional flow cytometry system, which is available for sale in China. We recognize product revenue when control of the instrument is transferred to the customer.

Service. Our service revenue primarily consists of post-warranty service contracts, installations and repairs which are recognized over time. Post-warranty service contracts are recognized ratably over the term of the contract and installations and repair services are recognized as they are delivered to the customer.

We expect our revenue to increase in absolute dollars as we expand our sales organization and sales territories, broaden our customer base, and expand awareness of our products with new and existing customers. Our revenue was $57.9 million and $92.8 million for the years ended December 31, 2019 and 2020, respectively, and $18.0 million and $24.3 million for the three months ended March 31, 2020 and 2021, respectively.

Total cost of sales, gross profit and gross margin

Our total cost of sales is comprised of product cost of sales and service cost of sales.

Product. Cost of sales associated with our products primarily consist of manufacturing-related costs incurred in the production process, inventory write-downs, warranty costs, third party royalty costs, personnel and related costs, costs of component materials, overhead, packaging and delivery and depreciation expense.

Service. Cost of sales associated with our services primarily consists of personnel and related costs, expenses related to product replacements, product updates and qualification validation of our products and depreciation expense.

We expect our total cost of sales to increase in absolute dollars in future periods, corresponding to our anticipated growth in revenue and employee headcount to support our manufacturing, operations, field service team and support organizations.

Gross profit is calculated as revenue less total cost of sales. Gross margin is gross profit expressed as a percentage of revenue. Our gross profit in future periods will depend on a variety of factors, including market conditions that may impact our pricing, sales mix changes among our instruments and service agreements, product mix changes between established products and new products, excess and obsolete inventories, our cost structure for manufacturing operations relative to volume and product warranty obligations.

Operating expenses

Our operating expenses are primarily comprised of research and development, sales and marketing, and general and administrative expenses, depreciation and amortization, and related overhead.

Research and development. Our research and development expenses primarily consist of salaries, benefits, stock-based compensation costs for employees in our research and development department, independent contractor costs, laboratory supplies, equipment maintenance and materials expenses.

We plan to continue to invest in our research and development efforts, including hiring additional employees to enhance existing products and develop new products. We expect research and development expense will increase in absolute dollars in future periods and vary from period to period as a percentage of revenue due to our continuing investment in product development.

Sales and marketing. Our sales and marketing expenses consist primarily of salaries, benefits, and stock-based compensation costs for employees in our sales and marketing department, sales commissions, marketing material costs, travel expenses and costs related to trade shows, trainings and various workshops. We expect our sales and marketing expense to increase in absolute dollars as we expand our commercial sales, marketing, and business development teams, increase our presence globally and increase marketing activities to drive awareness and adoption of our platform. While these expenses may vary from period to period as a percentage of revenue, we expect these expenses to increase as a percentage of sales in the short-term as we continue to grow our commercial organization to support anticipated growth of the business.

General and administrative. Our general and administrative expenses primarily consist of salaries, benefits, and stock-based compensation costs for employees in our executive, accounting and finance, legal and human resource functions, as well as professional services fees, such as consulting, audit, tax, legal, general corporate costs and allocated overhead expenses. We expect our operating expenses to increase when we become a public company following this offering. In particular, we expect our accounting, legal, personnel-related expenses and directors’ and officers’ insurance costs reported within general and administrative expense to increase as we establish more comprehensive compliance and governance functions, maintain IT costs, review internal controls over financial reporting in accordance with the Sarbanes-Oxley Act and prepare and distribute periodic reports as required by the rules and regulations of the U.S. Securities and Exchange Commission. As a result, our historical results of operations may not be indicative of our results of operations in future periods.

We expect these expenses to vary from period to period as a percentage of revenue.

Other income (expense), net

Interest expense. Interest expense consists primarily of accretion of the present value of the litigation settlement liability. See Note 15 included in the notes to our audited consolidated financial statements included elsewhere in this prospectus for further details regarding the settlement.

Interest income. Our interest income consists primarily of interest earned on our cash and cash equivalents which are invested in cash deposits and in money market funds.

Other income (expense), net. Our other income (expense), net consists primarily of foreign exchange gains and losses.

Income taxes

Our provision for (benefit from) income taxes consists primarily of provision for federal taxes, local taxes and state minimum taxes in the United States as well as foreign taxes. As we plan to expand the scale and scope of our international business activities, any changes in the United States and foreign taxation of such activities may increase our overall provision for income taxes in the future.

Results of operations

Comparison of the three months ended March 31, 2020 and 2021

The results of operations presented below should be reviewed in conjunction with the unaudited interim consolidated financial statements and related notes included elsewhere in this prospectus.

The following table sets forth our interim consolidated results of operations and comprehensive income (loss) data for the periods presented:

	Three months ended March 31,
	2020	2021
	(in thousands)
Revenue, net:
Product	$16,064	$22,700
Service	1,924	1,572

Total revenue, net	17,988	24,272

Cost of sales:	—	—
Product	7,192	7,308
Service	2,421	2,478

Total cost of sales	9,613	9,786

Gross profit	8,375	14,486
Operating expenses:	—	—
Research and development	3,016	5,094
Sales and marketing	3,531	4,277
General and administrative	2,538	3,983

Total operating expenses	9,085	13,354

Income (loss) from operations	(710)	1,132
Other income (expense):
Interest expense	—	(375)
Interest income	86	10
Other income (expense), net	(37)	(615)

Total other income (expense), net	49	(980)

Loss before income taxes	(661)	152
Provision for (benefit from) income taxes	178	50

Net loss	$(839)	$102

Foreign currency translation adjustment, net of tax	(77)	202

Net comprehensive income (loss)	$(916)	$304

Total revenue, net

	Three months ended March 31,		Change
	2020	2021	Amount	%
	(in thousands, except percentages)
Revenue, net
Product	$16,064	$22,700	$6,636	41%
Service	1,924	1,572	(352)	(18)%

Total revenue, net	$17,988	$24,272	$6,284	35%

Total revenue, net increased by $6.3 million, or 35%, for the three months ended March 31, 2021 as compared to the three months ended March 31, 2020. The increase in revenue was primarily driven by an increase in product revenue due to the continued adoption of our Aurora and Northern Lights systems and an increase in the average selling price due to mixed product sales and higher unit sales of our core instruments, partially offset by a decrease in service revenue related to non-Cytek instrument service contracts.

Product revenue increased by $6.6 million, or 41%, to $22.7 million for the three months ended March 31, 2021 as compared to the three months ended March 31, 2020. The increase was primarily driven by an increase in our instrument sales due to higher unit sales of our Aurora and Northern Lights systems and an increase in the average selling price due to mixed product sales and higher unit sales of our core instruments

Service revenue decreased by $352,000, or 18%, to $1.6 million for the three months ended March 31, 2021 as compared to the three months ended March 31, 2020. The decrease of $352,000 was driven by reduced service contract revenue associated with non-Cytek instruments. While we have historically performed maintenance services and support functions for non-Cytek instruments, we ceased sales of service contracts for non-Cytek instruments as of January 1, 2021 while continuing to honor pre-existing multi-year service contracts. We perform on-demand professional services to support non-Cytek instruments provided that resources are available. As a result of our decision to no longer service non-Cytek instruments, revenue associated with service contracts for non-Cytek instruments decreased in the three months ended March 31, 2021. Our strategy was to shift resources in the anticipation of the increasing demand for our Aurora and Northern Lights instruments, and to allow us to fully support our instruments when they come out of warranty.

Total cost of sales, gross profit and gross margin

	Three months ended March 31,		Change
	2020	2021	Amount	%
	(in thousands, except percentages)
Cost of sales:
Product	$7,192	$7,308	$116	2%
Service	2,421	2,478	57	2%

Total cost of sales	$9,613	$9,786	$173	2%
Gross profit	$8,375	$14,486	$6,111	73%
Gross margin	47%	60%

	Three months ended March 31,		Change
	2020	2021	Amount	%
	(in thousands, except percentages)
Product:
Revenue	$16,064	$22,700	$6,636	41%
Cost of sales	7,192	7,308	116	2%

Gross profit	$8,872	$15,392	$6,520	73%
Gross margin	55%	68%

Service:
Revenue	$1,924	$1,572	$(352)	(18)%
Cost of sales	2,421	2,478	57	2%

Gross profit	$(497)	$(906)	$(409)	82%
Gross margin	(26)%	(58)%

Total cost of sales increased by $173,000, or 2%, for the three months ended March 31, 2021 as compared to the three months ended March 31, 2020 primarily due to an increase in adoption of our Aurora and Northern Lights systems.

Gross profit margin improved by 1,300 basis points from 47% and 60% as a percent of total revenue for the three months ended March 31, 2020 and 2021, respectively. The increase is primarily due to an increase of core instruments delivered to the end-customers and an improved product mix for the three months ended March 31, 2021.

While we have seen a significant increase in total gross profit margin, the gross profit margin of our service revenue has decreased from (26)% in the three months ended March 31, 2020 to (58)% in the three months ended March 31, 2021 resulting from our decision to exit the non-Cytek instrument services market. As a result, our revenue associated with service contracts for non-Cytek instruments will decrease as we shift resources to fully support our instruments when they come out of warranty.

Operating expenses

Research and development

	Three months ended March 31,		Change
	2020	2021	Amount	%
	(in thousands, except percentages)
Research and development	$3,016	$5,094	$2,078	69%

Research and development expenses were $5.1 million for the three months ended March 31, 2021 as compared to $3.0 million for the three months ended March 31, 2020. The increase of $2.1 million in research and development expenses was primarily due to an increase in headcount and personnel-related expenses of $895,000, an increase in stock-based compensation of $100,000 and a $1.1 million increase in engineering expenses related to cell sorter and reagents developments of $891,000 and other costs related to research and development projects of $192,000.

We expect our research and development expense to increase in absolute dollars as we continue to develop new products and enhance existing instruments and technologies.

Sales and marketing

	Three months ended March 31,		Change
	2020	2021	Amount	%
	(in thousands, except percentages)
Sales and marketing	$3,531	$4,277	$746	21%

Sales and marketing expenses were $4.3 million for the three months ended March 31, 2021 as compared to $3.5 million for the three months ended March 31, 2020. The increase of $746,000 was due to an increase in headcount and personnel-related expenses of $1.0 million partially offset by a reduction of $300,000 in travel expenses as business travel, trade shows and other events were impacted by restrictions imposed due to the COVID-19 pandemic. The increase in personnel-related costs was primarily due to increased commissions from increased sales and an increase in salary-related costs, including an increase of $98,000 in stock-based compensation.

We expect our sales and marketing expenses to increase in absolute dollars as we hire additional sales and marketing personnel, expand our sales support infrastructure and invest in our brand and product awareness to further penetrate the United States and the international markets.

General and administrative

	Three months ended March 31,		Change
	2020	2021	Amount	%
	(in thousands, except percentages)
General and administrative	$2,538	$3,983	$1,445	57%

General and administrative expenses were $4.0 million for the three months ended March 31, 2021 as compared to $2.5 million for the three months ended March 31, 2020. The increase of $1.4 million in general and administrative expenses was primarily due to an increase in general corporate, headcount and personnel-related costs, professional fees relating to our financial audits and other services relating to our public offering securities and legal, consulting and IT services to support the growth of our overall operations. The increase in personnel-related costs includes an increase of $69,000 in stock-based compensation.

We expect to continue to incur additional general and administrative expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC and the Nasdaq Stock Market, additional insurance costs, investor relations activities and other administrative and professional services. As a result, we expect general and administrative expenses to increase in absolute dollars in future periods.

Interest expense

	Three months ended March 31,		Change
	2020	2021	Amount	%
	(in thousands, except percentages)
Interest expense	$—	$(375)	$(375)	n/m

Interest expense was $375,000 for the three months ended March 31, 2021 due to the accretion of the present value discount related to the settlement agreement entered into with Becton, Dickinson and Company (“BD”). See Note 15 included in the notes to our unaudited interim consolidated financial statements included elsewhere in this prospectus for further details regarding the settlement.

Interest income

	Three months ended March 31,		Change
	2020	2021	Amount	%
	(in thousands, except percentages)
Interest income	$86	$10	$(76)	(89)%

Interest income was $10,000 for the three months ended March 31, 2021 as compared to $86,000 for the three months ended March 31, 2020. The decrease of $76,000 in interest income was the result of lower interest earned on our cash and short-term deposits due to a decline in interest rates in the three months ended March 31, 2021 as compared to three months ended March 31, 2020.

Other expense, net

	Three months ended March 31,		Change
	2020	2021	Amount	%
	(in thousands, except percentages)
Other income expense, net	$(37)	$(615)	$(578)	n/m

Other expense, net was $615,000 for the three months ended March 31, 2021 as compared to an expense of $37,000 for the three months ended March 31, 2020. The increase of $578,000 was the result of the gain recognized on the investment in Cytek Japan Kabushiki Kaisha (“Cytek Japan”) of $40,000 offset by the net impact of foreign exchange gains and losses during the three months ended March 31, 2021.

Comparison of the years ended December 31, 2019 and 2020

The results of operations presented below should be reviewed in conjunction with the audited consolidated financial statements and related notes included elsewhere in this prospectus.

The following table sets forth our consolidated results of operations data for the periods presented:

	Year ended December 31,
	2019	2020
	(in thousands)
Revenue, net:
Product	$50,172	$85,283
Service	7,711	7,556

Total revenue, net	57,883	92,839

Cost of sales:
Product	22,894	32,277
Service	6,315	8,852

Total cost of sales	29,209	41,129

Gross profit	28,674	51,710
Operating expenses:
Research and development	8,931	13,693
Sales and marketing	10,241	14,988
General and administrative	6,739	9,370
Litigation settlement	20,019	—

Total operating expenses	45,930	38,051

Income (loss) from operations	(17,256)	13,659
Other income (expense):
Interest expense	(1)	(333)
Interest income	711	110
Other income (expense), net	252	994

Total other Income (expense), net	962	771

Income (loss) before income taxes	(16,294)	14,430
Provision for (benefit from) income taxes	533	(4,981)

Net income (loss)	$(16,827)	$19,411
Foreign currency translation adjustment, net of tax	(25)	212

Net comprehensive income (loss)	$(16,852)	$19,623

Total revenue, net

	Year ended December 31,		Change
	2019	2020	Amount	%
	(in thousands, except percentages)
Revenue, net
Product	$50,172	$85,283	$35,111	70%
Service	7,711	7,556	(155)	(2)%

Total revenue, net	$57,883	$92,839	$34,956	60%

Total revenue, net increased by $35.0 million, or 60%, for the year ended December 31, 2020 as compared to the year ended December 31, 2019. The increase in revenue was primarily driven by an increase in product revenue due to the continued adoption of our Aurora and Northern Lights systems and an increase in the average selling price due to mixed product sales and higher unit sales of our core instruments, partially offset by a decrease in service revenue related to non-Cytek instrument service contracts.

Product revenue increased by $35.1 million, or 70%, to $85.3 million for the year ended December 31, 2020 as compared to the year ended December 31, 2019. The increase was primarily driven by an increase of $33.4 million in our instrument sales due to higher unit sales of our Aurora and Northern Lights systems, and an increase of $1.7 million in our refurbished instruments sales.

Service revenue decreased by $155,000, or 2%, to $7.6 million for the year ended December 31, 2020 as compared to the year ended December 31, 2019. The decrease was primarily driven by reduced service contract revenue of $292,000 associated with non-Cytek instruments, partially offset with higher professional services revenue of $137,000. While we have historically performed maintenance services and support functions for non-Cytek instruments, we ceased sales of service contracts for non-Cytek instruments as of January 1, 2021 while continuing to honor the pre-existing multi-year service contracts. We perform on demand professional services to support non-Cytek instruments provided that resources are available. Consistent with our expectation, revenue associated with service contracts for non-Cytek instruments decreased in 2020. Our strategy was to shift resources in the anticipation of the increasing demand for our Aurora and Northern Lights instruments, and to allow us to fully support our instruments when they come out of warranty.

Total cost of sales, gross profit and gross margin

	Year ended December 31,		Change
	2019	2020	Amount	%
	(in thousands, except percentages)
Cost of sales:
Product	$22,894	$32,277	$9,383	41%
Service	6,315	8,852	2,537	40%

Total cost of sales	$29,209	$41,129	$11,920	41%
Gross profit	$28,674	$51,710	$23,036	80%
Gross margin	50%	56%

	Year ended December 31,		Change
	2019	2020	Amount	%
	(in thousands, except percentages)
Product:
Revenue	$50,172	$85,283	$35,111	70%
Cost of sales	22,894	32,277	9,383	41%

Gross profit	$27,278	$53,006	$25,728	94%
Gross margin	54%	62%

Service:
Revenue	$7,711	$7,556	$(155)	(2)%
Cost of sales	6,315	8,852	2,537	40%

Gross profit	$1,396	$(1,296)	$(2,692)	(193)%
Gross margin	18%	(17)%

As we continued to scale our business, total cost of sales increased by $11.9 million, or 41%, for the year ended December 31, 2020 as compared to the year ended December 31, 2019 due to increased adoption of our Aurora and Northern Lights systems consisting primarily of an increase of material costs of $8.7 million and an increase in headcount and personnel-related expenses of $3.2 million. The increase in personnel-related costs was primarily due to increased salary-related costs, including an increase of $141,000 in stock-based compensation.

Gross profit margin improved by 600 basis points from 50% and 56% as a percent of total revenue for the years ended December 31, 2019 and 2020, respectively. The increase is primarily due to an increase of core instruments delivered to the end-customers.

While we have seen a significant increase in total gross profit margin, the gross profit margin of our service revenue has decreased from 18% to (17)% resulting from our decision to exit the non-Cytek instrument services market. These results are consistent with our expectation that revenue associated with service contracts for non-Cytek instruments will decrease as we shift resources to fully support our instruments when they come out of warranty.

Operating expenses

Research and development

	Year ended December 31,		Change
	2019	2020	Amount	%
	(in thousands, except percentages)
Research and development	$8,931	$13,693	$4,762	53%

Research and development expenses were $13.7 million for the year ended December 31, 2020 as compared to $8.9 million for the year ended December 31, 2019. The increase of $4.8 million in research and development expenses was primarily due to an increase in headcount and personnel-related expenses of $3.6 million, an increase in stock-based compensation of $51,000 and a $1.2 million increase in other costs, including testing and qualification materials, engineering expenses and other costs related to research and development projects.

We expect our research and development expense to increase in absolute dollars as we continue to develop new products and enhance existing instruments and technologies.

Sales and marketing

	Year ended December 31,		Change
	2019	2020	Amount	%
	(in thousands, except percentages)
Sales and marketing	$10,241	$14,988	$4,747	46%

Sales and marketing expenses were $15.0 million for the year ended December 31, 2020 as compared to $10.2 million for the year ended December 31, 2019. The increase of $4.7 million was due to an increase in headcount and personnel-related expenses of $4.8 million, an increase in professional services of $200,000 and an increase in marketing and advertising of $200,000, partially offset by a reduction of $450,000 in travel expenses as business travel, trade shows and other events were impacted by restrictions imposed due to the COVID-19 pandemic. The increase in personnel-related costs was primarily due to increased commissions from increased sales and an increase in salary-related costs, including an increase of $116,000 in stock-based compensation.

We expect our sales and marketing expenses to increase in absolute dollars as we hire additional sales and marketing personnel, expand our sales support infrastructure and invest in our brand and product awareness to further penetrate the United States and the international markets.

General and administrative

	Year ended December 31,		Change
	2019	2020	Amount	%
	(in thousands, except percentages)
General and administrative	$6,739	$9,370	$2,631	39%

General and administrative expenses were $9.4 million for the year ended December 31, 2020 as compared to $6.7 million for the year ended December 31, 2019. The increase of $2.7 million in general and administrative expenses was primarily due to an increase in general corporate, headcount and personnel-related costs, business expenses, professional fees and other expenses related to legal, accounting, consulting, and IT services to support the growth of our overall operations. The increase in personnel-related costs includes an increase of $33,000 in stock-based compensation.

We expect to continue to incur additional general and administrative expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC, and the Nasdaq Stock Market, additional insurance costs, investor relations activities and other administrative and professional services. As a result, we expect general and administrative expenses to increase in absolute dollars in future periods.

Litigation settlement

	Year ended December 31,		Change
	2019	2020	Amount	%
	(in thousands, except percentages)
Litigation settlement	$20,019	$—	$(20,019)	(100)%

Litigation settlement expenses were nil for the year ended December 31, 2020, compared to $20.0 million for the year ended December 31, 2019. The change was driven by the expenses related to the settlement agreement with BD. See Note 15 included in the notes to our audited consolidated financial statements included elsewhere in this prospectus for further details regarding the settlement.

Interest expense

	Year ended December 31,		Change
	2019	2020	Amount	%
	(in thousands, except percentages)
Interest expense	$(1)	$(333)	(332)	n/m

Interest expense was $333,000 for the year ended December 31, 2020 as compared to $735 for the year ended December 31, 2019. The increase of $332,000 in interest expense was largely driven by accretion of the present value discount of the BD settlement. See Note 15 included in the notes to our audited consolidated financial statements included elsewhere in this prospectus for further details regarding the settlement.

Interest income

	Year ended December 31,		Change
	2019	2020	Amount	%
	(in thousands, except percentages)
Interest income	$711	$110	(601)	(85)%

Interest income was $110,000 for the year ended December 31, 2020 as compared to $711,000 for the year ended December 31, 2019. The decrease of $601,000 in interest income was the result of lower interest earned on our cash and short-term deposits due to a decline in interest rates in 2020 as compared to 2019.

Other income (expense), net

	Year ended December 31,		Change
	2019	2020	Amount	%
	(in thousands, except percentages)
Other income (expense), net	$252	$994	742	294%

Other income (expense), net was $994,000 for the year ended December 31, 2020 as compared to $252,000 for the year ended December 31, 2019. The increase of $742,000 was the result of the net impact of foreign exchange gains and losses during the year ended December 31, 2020.

Provision for (benefit from) income taxes

	Year ended December 31,		Change

	2019	2020	Amount	%
	(in thousands, except percentages)
Provision for (benefit from) income taxes	$533	$(4,981)	(5,514)	(1035)%

The change from a $533,000 provision for income taxes in 2019 to a $5.0 million benefit from income taxes in 2020 is primarily due to a $6.0 million release of the valuation allowance on deferred tax assets in 2020. Our benefit from income taxes in 2020 was also impacted by foreign income taxed at different rates and an increase of research and development tax credits.

Quarterly results of operations

The following tables set forth our unaudited quarterly consolidated statements of operations and comprehensive income (loss) data for each of the quarters indicated. The unaudited information for each of these quarters has been prepared in accordance with GAAP, on the same basis as our audited consolidated financial statements and includes, in our opinion, all adjustments, consisting of normal recurring adjustments, that are necessary for the fair presentation of the results of operations for these periods. These quarterly results of operations are not necessarily indicative of the results we may or may be expected to achieve in any future period. The following quarterly financial data should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this prospectus.

	Three months ended
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
	(in thousands)
Revenue, net:
Product	$16,064	$17,471	$23,153	$28,595	$22,700
Service	1,924	1,665	1,943	2,024	1,572

Total revenue, net	17,988	19,136	25,096	30,619	24,272

Cost of sales:
Product	7,192	8,896	7,556	8,633	7,308
Service	2,421	1,970	1,924	2,537	2,478

Total cost of sales	9,613	10,866	9,480	11,170	9,786

Gross profit	8,375	8,270	15,616	19,449	14,486

	Three months ended
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
	(in thousands)
Operating expenses:
Research and development	3,016	2,916	3,376	4,385	5,094
Sales and marketing	3,531	3,059	3,838	4,560	4,277
General and administrative	2,538	2,513	1,691	2,628	3,983

Total operating expenses	9,085	8,488	8,905	11,573	13,354

Income (loss) from operations	(710)	(218)	6,711	7,876	1,132
Other income (expense):
Interest expense	—	(1)	(2)	(330)	(375)
Interest income	86	16	3	5	10
Other income (expense), net	(37)	395	185	451	(615)

Total other income (expense), net	49	410	186	126	(980)

Income (loss) before income taxes	(661)	192	6,897	8,002	152
Provision for (benefit from) income taxes	178	(7,919)	357	2,403	50

Net income (loss)	$(839)	$8,111	$6,540	$5,599	$102

Foreign currency translation adjustment, net of tax	(77)	(19)	145	163	202

Net comprehensive income (loss)	$(916)	$8,092	$6,685	$5,762	$304
Other financial data:

Gross margin	47%	43%	62%	64%	60%

Quarterly revenue trends

The overall increase in quarterly revenue over the course of the periods presented was primarily due to an increase in the volume of sales of our Aurora and Northern Lights instruments and an increase in the average selling price of our shipped instruments. The increase in the volume of our instrument sales was mainly driven by continued investments in sales and marketing and expanded product offerings into new markets. Revenue in the fourth quarter is typically higher than other quarters as a result of marketing campaign closing activity and customer budget cycles. The decrease in revenue in the quarter ended March 31, 2021, as compared to the prior quarter, was mainly driven by a decrease in the volume of our instrument sales due to seasonality combined with a decrease of our service sales due to our decision to exit the business of servicing non-Cytek instruments.

Quarterly cost of revenue and gross margin trends

Our quarterly gross margin ranged from 43% to 64%. Gross margin increased in the quarter ended September 31, 2020, as compared to the prior quarter, due to sales mix changes among our instruments and service agreements, product mix changes within our product lines and better inventory management. Gross margin increased in the quarter ended December 31, 2020, as compared to the prior quarter, due to improved product mix, increased product selling price and an increase in our instrument sales volume. The decrease in gross margin in the quarter ended March 31, 2021, as compared to the prior quarter, was partially driven by seasonality but increased relative to the same period in 2020 due to a higher volume of our instrument sales.

Quarterly operating expenses trends

The overall increase in quarterly operating expenses over the course of the periods presented was primarily due to increased headcount in connection with the expansion of our business, increased investments in new product development and increased direct marketing, advertising and promotional expenses to promote our products and increase brand awareness. The decrease in operating expenses in the quarter ended June 30, 2020, as compared to the prior quarter, resulted from a decrease in travel, sales meetings and marketing activities due to the COVID-19 pandemic restrictions. COVID-19 restrictions were partially lifted in China during the last quarter of 2020 contributing to the increase in operating expenses.

Quarterly provision for (benefit from) income taxes trends

The increase in the Company’s benefit from income taxes in the quarter ended June 30, 2020, as compared to the prior quarter, was primarily the result of a $8.1 million release of the valuation allowance on the Company’s U.S. federal and state deferred tax assets.

The increase in the provision for income taxes in the quarter ended December 31, 2020, as compared to the prior quarter, was primarily the result of an increase in the Company’s income before taxes.

Quarterly other income (expense) trends

The increase in other income (expense) in the quarter ended June 30, 2020, as compared to the prior quarter, was the result of the one-time government subsidy for our Chinese subsidiaries. The increase in interest expense in the quarters ended December 31, 2020 and March 31, 2021, as compared to the prior quarters, was related to the accretion of the present value discount of the BD settlement. See Note 15 to our audited consolidated financial statements and Note 15 to our unaudited interim consolidated financial statements included elsewhere in this prospectus for details. The increase in other income (expense) in the quarters ended December 31, 2020 and March 31, 2021, as compared to the prior quarters, was the result of higher foreign exchange gains/losses caused by changes in foreign exchange rates.

Liquidity and capital resources

Overview

To date, our primary sources of capital have been through private placements of our redeemable convertible preferred stock, revenue from the sale of our products and services and a loan under the PPP. As of December 31, 2020 and March 31, 2021, we had approximately $165.2 million and $168.6 million, respectively, in cash and cash equivalents, which were primarily held in U.S. short-term bank deposit accounts and money market funds. We have generated negative cumulative cash flows from operations since inception through December 31, 2019. We have generated positive cumulative cash flows from operations for the year ended December 31, 2020 and the three months ended March 31, 2020 and 2021.

Funding requirements

We anticipate continuing to expend significant amounts of cash for fixed assets in the foreseeable future as we continue to invest in research and development of our product offerings, commercialization of new products and services, and expansion into new markets. Our future capital requirements will depend on many factors including our revenue, research and development efforts, the impacts of the COVID-19 pandemic, the timing and extent of additional capital expenditures to invest in existing and new facilities, as well as our manufacturing operations, the expansion of sales and marketing and the introduction of new products. We have and may in the future enter into arrangements to acquire or invest in businesses, services and technologies, and any such acquisitions or investments could significantly increase our capital needs.

We currently anticipate making additional capital expenditures during the next 12 months, which is expected to primarily include equipment to be used for manufacturing and investment in research and development, as well as spend associated with the expansion of our facilities in Wuxi, China.

Based on our current business plan, we believe our existing cash and cash equivalents and anticipated cash flows from operations will be sufficient to meet our working capital and capital expenditure needs over at least the next 12 months from the date of this prospectus. Further, based on our existing cash balances, anticipated cash flow from operations and net proceeds from this offering, we currently do not anticipate needing to raise additional funds from the issuance of equity, debt or convertible debt securities, enter into a credit facility or another form of third-party funding, or seek other debt financing in order to continue our planned investments in research and development of our product offerings and application process to receive approval or clearance from the FDA for clinical use of our Aurora and Northern Lights systems. However, if our available cash balances, net proceeds from this offering and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements or otherwise, we may seek to issue equity, debt or convertible debt securities, enter into a credit facility or another form of third-party funding, seek other debt financing or enter into collaborations or licensing arrangements. We may also consider raising additional capital in the future to expand our business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons, including to further scale up our manufacturing of our products, to increase our sales and marketing efforts to drive market adoption of our products and address competitive developments, and to finance capital expenditures and general and administrative expenses.

Sources of liquidity

We have financed our operations primarily through private placements of our redeemable convertible preferred stock. Through March 31, 2021, we raised a total of $200.1 million from the sale of redeemable convertible preferred stock and common stock. We have also benefited from operating cash flows from the sale of our products and services.

On May 7, 2020, we received loan proceeds in the amount of approximately $4.1 million under the PPP. The PPP, established as part of the CARES Act, provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. We have used $2.8 million of this loan for eligible purposes, including payroll, benefits, rent and utilities and we have repaid $1.3 million as of March 31, 2021. On May 4, 2021, we fully repaid the PPP loan.

Cash flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,		Three months ended March 31,
	2019	2020	2020	2021
	(in thousands)
Net cash (used in) provided by:
Operating activities	$(13,747)	$15,156	$1,445	$1,935
Investing activities	(973)	(1,547)	(348)	(138)
Financing activities	93	122,607	13	187
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(33)	(587)	518	481

Net (decrease) increase in cash, cash equivalents and restricted cash	$(14,660)	$135,629	$1,628	$2,465

Operating activities

Net cash provided by operating activities for the three months ended March 31, 2020 was $1.4 million consisting primarily of our net loss of $839,000, an increase in inventories of $4.6 million directly attributable to increased sales and a decrease of trade accounts receivable of $5.7 million due to seasonality, with our first quarter typically being lower than our fourth quarter due to marketing campaign closing activity. This was partially offset by an increase of deferred revenue of $706,000, an increase in the legal settlement liability of $465,000 and a decrease in accrued expenses and other liabilities of $227,000.

Net cash provided by operating activities for the three months ended March 31, 2021 was $1.9 million consisting primarily of our net income of $102,000, an increase in inventories of $3.6 million, an increase in prepaid expenses and other assets of $477,000 and a decrease of trade accounts receivable of $2.2 million due to seasonality with our first quarter typically being lower than our fourth quarter due to marketing campaign closing activity. This was partially offset by an increase in deferred revenue of $1.7 million and an increase in accrued expenses and other liabilities of $135,000.

Net cash used in operating activities for year ended December 31, 2019 was $13.7 million consisting primarily of our net loss of $16.8 million, an increase in accounts receivable of $12.6 million and an increase in inventories of $14.6 million directly attributable to increased sales. This was partially offset by a legal settlement liability of $21.7 million relating to the BD litigation settlement established during the year and an increase in accrued expenses and other liabilities of $5.8 million.

Net cash provided by operating activities for year ended December 31, 2020 was $15.2 million, consisting primarily of net income of $19.4 million, an increase in accrued expenses and other liabilities of $8.2 million directly attributable to an increase in headcount and the corresponding personnel-related costs and an increase in inventories of $5.7 million to accommodate increase in sales volume.

Investing activities

Net cash used in investing activities during the three months ended March 31, 2020 was $348,000 primarily driven by an increase in the purchase of property and equipment.

Net cash used in investing activities during the three months ended March 31, 2021 was $138,000 driven by an increase in the purchases of property and equipment of $509,000 partially offset by the payment for the additional investment in Cytek Japan, net of cash acquired of $371,000. See Note 16 included in the notes to our interim consolidated financial statements included elsewhere in this prospectus.

Net cash used in investing activities during the year ended December 31, 2019 was $973,000 primarily driven by an increase in capital expenditures of laboratory and computer equipment of $347,000 and an increase in leasehold improvements of $764,000, partially offset by a decrease in the purchase of furniture and fixtures of $152,000.

Net cash used in investing activities during the year ended December 31, 2020 was $1.5 million primarily driven by an increase in capital expenditures for laboratory equipment of $1.1 million and an increase in leasehold improvements of $344,000.

Financing activities

Net cash provided by financing activities during the three months ended March 31, 2020 and 2021 was $13,000 and $187,000, respectively, primarily driven by the issuance of common stock upon option exercises.

Net cash provided by financing activities during the year ended December 31, 2019 was $93,000 driven by the issuance of common stock upon option exercises.

Net cash provided by financing activities during the year ended December 31, 2020 was $122.6 million primarily driven by the issuance of our Series D redeemable convertible preferred stock in October 2020 for net proceeds of $119.7 million, net proceeds from the PPP loan of $2.8 million and $169,000 from the issuance of common stock upon option exercises.

Contractual obligations and commitments

The following table summarizes our non-cancellable contractual obligations at December 31, 2020 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments due by period
	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
	(in thousands)
Lease commitments	$16,233	1,887	4,582	3,931	5,833
BD milestone payment	$6,000	6,000	—	—	—

Total	$22,233	$7,887	$4,582	$3,931	$5,833

Lease commitments

We lease office facilities under various non-cancelable leases that expire at various dates. Under certain leases, we are responsible for expenses related to operations, maintenance, repairs, and management fees that are accounted for as operating leases. The table above includes future minimum lease payments under non-cancelable lease arrangements as of December 31, 2020.

Licensing agreements

On February 13, 2018, BD filed a lawsuit against us alleging trade secret misappropriation and copyright infringement. On October 6, 2020, we entered into a Settlement, License and Equity Issuance Agreement with BD pursuant to which we and BD agreed to a mutual release of all claims against each other as of the date thereof (the “BD Agreement”). As part of the settlement, BD granted us a non-exclusive, irrevocable, perpetual, worldwide, and non-transferrable license to certain BD patents and covenanted that it would not enforce, or permit or encourage the enforcement of BD patents against us or our affiliates in connection with the development, manufacture, use, importation, offer for sale or sale of our then-current instruments. In exchange, we agreed that we and our affiliates would not dispute or challenge in a legal proceeding the validity, enforceability or scope of the applicable BD patent claims and agreed to make certain payments to BD, including (i) a one-time upfront payment of $2.0 million, (ii) a low single digit royalty payment for ten years, based on net sales of certain of our products, (iii) a $6.0 million milestone payment upon the occurrence of a certain sales threshold, and (iv) a specified payment upon the closing of a change of control transaction, if any. We also issued 1,565,698 shares of our common stock to BD during the year ended December 31, 2020 in connection with the BD settlement.

As of December 31, 2020, it was probable that the specified milestone would be achieved within 12 months and therefore, the $6.0 million milestone payment is included in the contractual obligations table above.

Off-balance sheet arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and qualitative disclosures about market risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in foreign currency exchange rates.

Interest rate risk

The market risk inherent in our financial instruments and in our financial condition represents the potential loss arising from adverse changes in interest rates or exchange rates. As of December 31, 2019 and December 31, 2020, we had cash and cash equivalents of $30.1 million and $165.2 million, respectively, which consisted primarily of money market funds and bank deposits and restricted cash of $368,000 and $888,000 as of December 31, 2019 and 2020, respectively. As of March 31, 2021, we had cash and cash equivalents of $168.6 million, which consisted primarily of money market funds and bank deposits. The primary objective of our investment is to preserve principal and provide liquidity. These money market funds and bank deposits generate interest income at variable rates below 1%. As of March 31, 2021, we had a PPP loan which bears interest at a fixed rate of 1%.

We therefore do not believe we are exposed to, nor do we anticipate being in the near future exposed to, material risk due to changes in interest rates because of the short-term nature of our cash, cash equivalents and PPP loan.

Foreign currency risk

Our revenue has been generated across the globe, mainly in the United States, Europe and Asia. Our foreign currency risk related to our revenue and operating expenses denominated in currencies other than the U.S. dollar, primarily the renminbi and the euro, causes both our revenue and our operating results to be impacted by fluctuations in the exchange rates.

As we expand our presence in international markets, our results of operations and cash flows may increasingly be subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. To date, we have not entered into any hedging arrangements intended to minimize the impact of these fluctuations in the exchange rates. As our international operations grow, we intend to continue to reassess our approach to manage our risk relating to fluctuations in currency rates.

We do not believe that either inflation or foreign currency risk had a material effect on our business, financial condition, or results of operations during the periods presented.

Critical accounting policies, significant judgments and use of estimates

We have prepared our consolidated financial statements in accordance with U.S. GAAP. Our preparation of these consolidated financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. We evaluate our estimates and judgments on an ongoing basis. We based our estimates on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. The economic uncertainty in the current environment caused by the COVID-19 pandemic could limit our ability to accurately make and evaluate our estimates and judgments.

Actual results could therefore differ materially from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

While our significant accounting policies are described in Note 2 to our audited consolidated financial statements and Note 2 to our interim consolidated financial statements included elsewhere in this prospectus, we believe that the following accounting policies are the most critical to understanding and evaluating our reported consolidated financial results.

Revenue recognition

Our product revenue consists of sales of our instrument systems and accessories. We recognize product revenue at the point in time when control of the instrument is transferred to the customer.

Our service revenue primarily consists of post-warranty service contracts, installations and repairs which are recognized over time. Post-warranty service contracts are recognized ratably over the term of the contract and installations and repair services are recognized as they are delivered to the customer.

Revenue is recognized when control of promised goods or services is transferred to a customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To determine revenue recognition for its arrangements with customers, we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Invoicing for products occurs upon delivery and payment terms are 30 to 90 days. Service contracts are invoiced upfront and payment terms are generally 30 days. For those arrangements that have terms greater than one year, any payments received upfront are for reasons other than financing. Revenue is recognized only to the extent that it is probable that a significant reversal of the cumulative amount recognized will not occur in future periods. Variable consideration is not material.

Certain of our sales contracts involve the delivery or performance of multiple products and services within contractually binding arrangements. We have determined these performance obligations qualify as distinct performance obligations, as the customer can benefit from the good or service on its own or together with other resources that are readily available to the customer, and our promise to transfer the good or service is separately identifiable from other promises in the contract. For these arrangements that contain multiple performance obligations, we allocate transaction price based on the relative standalone selling price (“SSP”) method by comparing the SSP of each distinct performance obligation to the total value of the contract. We use a range of amounts to estimate SSP for products and services sold together in a contract to determine whether there is a discount to be allocated based on the relative SSP of the various products and services. In instances where SSP is not directly observable, such as when we do not sell the product or service separately, we determine the SSP using information that may include market conditions and other observable inputs.

Taxes, such as sales, value-add and other taxes collected from customers concurrent with revenue generating activities and remitted to governmental authorities are not included in revenue. Shipping and handling costs associated with outbound freight are accounted for as a fulfillment cost and are included in cost of sales.

Product revenue

Our standard arrangement for sales to end users is generally a purchase order or an executed contract. Product revenue is recognized upon transfer of control of the product to the customer, which generally occurs at a point in time depending on the shipping terms.

Our distributor arrangements with our customers include a purchase order. The purchase order is governed by terms and conditions of the distributor agreements. Revenue is recognized upon transfer of control of the products to the distributor, which occurs at a point in time depending on the shipping terms.

Service revenue

Our service revenue primarily consists of post-warranty service contracts, installations, and repairs which are recognized over time. Post-warranty service contracts are recognized ratably over the term of the contract and installations and repair services are recognized as they are delivered to the customer. Service contracts are typically between one and three years.

Contract liabilities

Contract liabilities consist of fees invoiced or paid by our customers for which the associated services have not been performed and revenue has not been recognized based on our revenue recognition criteria described above. Such amounts are reported as deferred revenue for service and customer deposits for instruments on the consolidated balance sheets. Deferred revenue that is expected to be recognized during the following 12 months is recorded as a current liability and the remaining portion is recorded as noncurrent.

Assurance-type product warranties

We provide a one-year assurance-type warranty that is included with the sale of our instruments. At the time revenue is recognized for the products, we establish an accrual for estimated warranty expense based on historical data and trends of product reliability and costs of repairing and replacing defective products. We exercise judgment in estimating the expected product warranty costs, using data such as the historical repair costs. While we believe that historical experience provides a reliable basis for estimating such warranty cost, unforeseen quality issues or component failure rates could result in future costs in excess of such estimates, or alternatively, improved quality and reliability in our products could result in actual expenses that are below those currently estimated.

Goodwill and intangible assets

In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other: Simplifying the Test for Goodwill Impairment, to simplify the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. We adopted this guidance during the year ended December 31, 2019, and the adoption did not have a material impact on the consolidated financial statements.

We recognize goodwill in accounting for business combinations based on the amount by which the total consideration transferred, exceeds the fair value of identifiable assets acquired and liabilities assumed. Identifiable intangible assets other than goodwill are primarily comprised of patents and trademarks which amortize on a straight-line basis over an assigned useful life based on management’s estimate of the period the asset is expected to contribute to future cash flows.

We assess our goodwill and indefinite-lived intangible assets for impairment at least annually, or more frequently if factors indicate impairment may exist. Our qualitative goodwill impairment analysis consists of assessing whether any events or circumstances listed in ASC 350-20-35-3A (“triggering events”) existed or occurred in the year under review to the date of the financial statements. The qualitative analysis assesses macroeconomic conditions, market, and industry considerations, change in cost factors, overall company financial performance, and any events affecting the reporting unit. Based on the qualitative analysis results, we determined that it is more likely than not that the fair values of the reporting unit exceed the carrying value and that no triggering events were noted that would require a quantitative impairment assessment in the fiscal year.

Variable interest entities and voting interest entities

We determine whether we have a controlling financial interest in an entity by first evaluating whether the entity is a variable interest entity (“VIE”) and therefore subject to the consolidation requirements under the VIE model. Only if the entity does not meet the definition of a VIE, the Company will apply the voting interest model (“VOE”) or other applicable GAAP. VOEs are entities in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity’s activities. We consolidate VOEs in which it has greater than 50% of the voting shares and that other equity holders do not have substantive voting, participating or liquidation rights. As defined in applicable accounting standards, VIEs are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in a VIE is present when an enterprise has both the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. We consolidate a VIE where it has been determined that we are the primary beneficiary of the entity’s operations. We do not currently hold an interest in a VIE.

Stock-based compensation

We maintain an equity incentive compensation plan under which incentive stock options and nonqualified stock options are granted primarily to employees and non-employee consultants.

Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the vesting period. The fair value of stock-based awards is estimated using the Black-Scholes option pricing model. We record forfeitures as they occur.

The Black-Scholes model considers several variables and assumptions in estimating the fair value of stock-based awards. These variables include the per share fair value of the underlying common stock, exercise price, expected term, risk-free interest rate, expected annual dividend yield and expected stock price volatility over the expected term. For all stock options granted, we calculated the expected term using the simplified method for standard stock option awards. We have no publicly available stock information; therefore, we have used the historical volatility of the stock price of similar publicly traded peer companies. The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues similar in duration to the expected term of the equity-settled award.

The following table summarizes the weighted-average assumptions used in estimating the fair value of stock options granted during each of the periods presented:

	Years ended December 31,				Three months ended March 31,
	2019		2020		2020		2021
Expected volatility	70%		83%		74%		91%
Expected term (years)	5.9	7	5.9	6	6.0	0	5.9	8
Risk-free interest rate	2%		1%		1%		1%
Expected dividend yield	0%		0%		0%		0%

Expected volatility—Expected volatility is estimated by studying the volatility of selected industry peers deemed to be comparable to our business corresponding to the expected term of the awards.

Expected term—Expected term represents the period that our stock-based awards are expected to be outstanding and is determined using the simplified method.

Risk-free interest rate—The risk-free interest rate is based on the U.S. Treasury zero-coupon issued in effect at the time of grant for periods corresponding with the expected term of the option.

Dividend yield— The expected dividend yield is zero as we have never declared or paid cash dividends and have no current plans to do so in the foreseeable future.

Common stock valuation prior to our IPO

There was no public market for our common stock prior to this offering. As such, the estimated fair value of our common stock was determined at each grant date by our board of directors, with input from management, based on the information known to us on the grant date and upon review of any recent events and their potential impact on the estimated per share fair value of our common stock. As part of these fair value determinations, our Board of Directors obtained and considered valuation reports prepared by third-party valuation firms in accordance with the guidance outlined in the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

In contemplation of an initial public offering of our common stock, we began using a hybrid approach in determining the fair value of our common stock that includes a probability-weighted expected return method (“PWERM”) and an option pricing method (“OPM”). Under a PWERM, the fair market value of the common stock is estimated based upon an analysis of future values for the enterprise assuming various future outcomes. Within one of those potential outcomes, we utilized the OPM. The OPM treats the rights of the holders of redeemable convertible preferred stock and common stock as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of redeemable convertible preferred stock, as well as their rights to participation and conversion. Based on the timing and nature of an assumed liquidity event in each scenario, a discount for lack of marketability either was or was not applied to each scenario, as appropriate. We then probability-weighted the value of each expected outcome to arrive at an estimate of fair value per share of common stock.

In addition to considering the results of these third-party valuation reports, our board of directors used assumptions based on various objective and subjective factors, combined with management judgment, to determine the fair value of our common stock as of each grant date, including:

•

the prices at which we sold shares of redeemable convertible preferred stock and the superior rights and preferences of the redeemable convertible preferred stock relative to our common stock at the time of each grant;

•	external market conditions affecting the life sciences research and development industry and trends within the industry;

•	our stage of development and business strategy;

•	our financial condition and operating results, including our levels of available capital resources, and forecasted results;

•	developments in our business;

•	the progress of our research and development efforts;

•	equity market conditions affecting comparable public companies; and

•	general United States market conditions and the lack of marketability of our common stock.

Application of these approaches involves the use of estimates, judgment and assumptions that are subjective, such as those regarding our expected future revenue, expenses and future cash flows, discount rates, market multiples, the selection of comparable companies and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.

Following the completion of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on Nasdaq on the date of grant.

Litigation settlement liability

We are not currently involved in legal proceedings at the date of this prospectus. In case we will be involved in legal proceedings, we are required to assess the probability of loss and amount of such loss, if any, in preparing our consolidated financial statements. We evaluate the likelihood of a potential loss from legal proceedings to which we are a party. We record a liability for such claims when a loss is deemed probable, and the amount can be reasonably estimated. Significant judgment may be required in the determination of both probability and whether an exposure is reasonably estimable. Our judgments are subjective based on the status of the legal proceedings, the merits of our defenses and consultation with in-house and outside legal counsel. As additional information becomes available, we reassess the potential liability related to pending claims and may revise our estimates. Due to the inherent uncertainties of the legal processes in the multiple jurisdictions in which we operate, our judgments may be materially different than the actual outcomes, which could have material adverse effects on our business, financial conditions, and results of operations.

Income taxes

We account for income taxes under an asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We recognize deferred tax assets to the extent that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize deferred tax assets in the future in excess of their net recorded amount, an adjustment to the deferred tax asset valuation allowance would be made to reduce the provision for income taxes. Based on this guidance and additional analysis of all available positive and negative evidence, we released all valuation allowance except for one foreign subsidiary in 2020 as the deferred tax assets are deemed more likely than not to be realized.

We record uncertain tax positions on the basis of a two-step process in which determinations are made (i) whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the positions and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with a tax authority.

Recently adopted accounting pronouncements

See Note 2 to our audited consolidated financial statements and Note 2 to our interim consolidated financial statements included elsewhere in this prospectus for more information.

JOBS Act accounting election and smaller reporting company status

In April 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Therefore, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected to avail ourselves of this extended transition period and, as a result, we will not adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies. In addition, as an emerging growth company, we may take advantage of certain reduced disclosure and other requirements that are otherwise applicable generally to public companies.

We may take advantage of these exemptions until such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (ii) the last day of the fiscal year in which our total annual gross revenue is equal to or more than $1.07 billion; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission.

We are also a “smaller reporting company,” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter. If we are a smaller reporting company at the time, we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited consolidated financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

BUSINESS

OVERVIEW

We are a leading cell analysis solutions company advancing the next generation of cell analysis tools by leveraging novel technical approaches. Our goal is to become the premier cell analysis company through continued innovation that facilitates scientific advances in biomedical research and clinical applications. We believe our core instruments, the Aurora and Northern Lights systems, are the first full spectrum flow cytometers able to deliver high-resolution, high-content and high-sensitivity cell analysis by utilizing the full spectrum of fluorescence signatures from multiple lasers to distinguish fluorescent tags on single cells (“Full Spectrum Profiling” or “FSP”). Our novel approach harnesses the power of information within the entire spectrum of a fluorescent signal to achieve a higher level of multiplexing with exquisite sensitivity. Our patented FSP technology optimizes sensitivity and accuracy through its novel optical and electronic designs that utilize an innovative method of light detection and distribution. Our FSP platform includes instruments, reagents, software and services to provide a comprehensive and integrated suite of solutions for our customers. Since our first U.S. commercial launch in mid-2017 through March 31, 2021, we have sold and deployed over 750 instruments—primarily comprised of our Aurora and Northern Lights systems—to over 620 customers around the world, including the largest pharmaceutical companies, over 125 biopharma companies, leading academic research centers, and clinical research organizations (“CROs”). In June 2021, we began shipping the Aurora cell sorter (“Aurora CS”), which uses our FSP technology to further broaden our potential applications across cell analysis.

Biological systems are highly complex, and the multitude of questions that remain unanswered sets many challenges for scientists. Analysis at the single cell level is essential to understand these complex systems. Identifying the correct cell in the context of a given biological question can have profound implications for drug development and health care decisions. It is essential to correlate information derived from multiple cell analysis approaches and to translate what is known at the gene level to the actual cell function. There is growing demand for deep content through high-dimensional cell analysis and for solutions that can provide a complete picture of cellular biological processes and interactions. To achieve this, scientists need to phenotype and isolate rare events or unique populations down to the single-cell through highly resolvable multi-dimensional cell analysis. While flow cytometry is a widely used tool for single-cell analysis, conventional flow cytometry, mass cytometry and early approaches to spectral flow cytometry technologies have historically been challenged due to limited dimensionality, sub-optimal resolution, low throughput, high cost for performance and/or significant technical expertise required to operate systems.

Our FSP platform addresses the inherent limitations of other technologies by providing a higher density of information with greater sensitivity, more flexibility and increased efficiency, all at a lower cost for performance. Our patented FSP technology is designed to optimize sensitivity and accuracy through its novel optical and electronic designs that utilize an innovative method of light detection and distribution to a specifically selected number of detectors of a particular type. This patented optics design enables researchers to effectively collect the full range of light emissions in an extremely compact space, resulting in higher resolution. Our platform also provides higher content by enabling development of highly complex assays with 40 different colors (individual fluorochromes) and, by combining multiple biomarkers with a fluorochrome, more than 40 biomarkers, all accessible within just a single tube.

Our solutions have enabled researchers to make significant scientific advances in key areas of medical discovery (such as oncology, immunology and infectious diseases) and empowered improved downstream cell analysis with complementary cell analysis technologies (such as next-generation sequencing (“NGS”)). We believe that our innovative FSP and targeted cell isolation technology has the potential to accelerate scientific discovery and to have a profound impact on the understanding of cell biology, immunotherapy, and targeted therapeutic approaches (personalized medicine). Further, the rate of publications generated, showcasing our technology across a wide range of applications including oncology, infectious diseases, immunology, immunotherapy and immuno-oncology, has meaningfully accelerated. Over 210 peer-reviewed articles have been published over three years, including many articles that appear in prominent journals.

Our FSP platform was purpose-built to advance the next generation of cell analysis by delivering deep insights, high throughputs and ease of use. Our FSP platform is designed to offer the following key benefits:

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Ultra-sensitive: resolve the most challenging cell populations (such as cells with high autofluorescence or low levels of expression of key biomarkers) by providing high-resolution data at the single-cell level with an optimized signal-to-noise ratio.

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Deep, high-integrity content: allow development of highly complex assays through access to 40 different colors and, by combining multiple biomarkers with a fluorochrome, more than 40 biomarkers in a single tube without sacrificing precision and throughput to gain a deeper understanding of biological systems and arrive at faster and more accurate diagnoses in clinical settings.

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Flexible and compatible: enable a single configuration across a wide range of reagents and applications, full backwards compatibility across panels, and greater leverage for downstream analysis with complementary technologies, including NGS.

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Efficient and compact: improve costs and save time while maintaining industry-leading performance and efficient workflows that limit consumables usage and reduce labor costs—all within a highly compact footprint, minimizing space requirements for laboratories.

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Integrated and intuitive: provide fully-integrated workflows through a suite of solutions that include instruments, reagents and kits, software and services. Our proprietary tools and the intuitive functionality of our proprietary SpectroFlo software, coupled with a user-friendly interface, allow for enhanced ease-of-use and minimal operator training.

Our core instruments, the Aurora and Northern Lights systems, are full spectrum flow cytometers founded on our FSP platform technology. The Aurora system—our most advanced and comprehensive offering—is available with three to five lasers and is suitable for customers seeking to access more than 24 colors (the Aurora system is able to reach 40 different colors and, by combining multiple biomarkers with a fluorochrome, more than 40 biomarkers.) The Northern Lights system—our entry-level offering—is available with one to three lasers and is suitable for customers seeking to access up to 24 colors. Both instruments are reconfigurable based on the desired number of lasers. In June 2021, we began shipping the Aurora CS, which leverages our FSP technology to rapidly isolate living cell populations from lower to higher complexity panels beyond 40 biomarkers. We believe the Aurora CS is the only sorter able to accommodate the same number of parameters with the same sensitivity as the Aurora system. Each system is supported by our highly intuitive, proprietary embedded SpectroFlo software, our reagents, and our service offerings to provide a comprehensive, end-to-end platform of solutions for our customers.

Within the life sciences technology market, flow cytometry technologies currently provide solutions largely within cell proliferation, cell counting, cell identification, cell quality control and single-cell applications, and they represent an initial total addressable market of nearly $8 billion. However, we believe that, driven by enhanced capabilities, our FSP platform has the potential to capture an increasingly greater share of the broader cell analysis market, which according to MarketsandMarkets Research Private Ltd. is expected to grow from roughly $16 billion in 2019 to approximately $23 billion by 2024, approximately $5 billion of which represents revenue from hospitals and diagnostic laboratories and $1.5 billion of which comes from the United States. Our Northern Lights system has been approved for clinical use in the European Union and China. In the United States, our products are currently labeled and promoted, and are, and in the near-future are expected to continue to be, sold primarily to academic and research institutions and biopharmaceutical companies as research use only products for non-diagnostic and non-clinical purposes, and are not currently designed, or intended to be used, for clinical diagnostic tests. We plan to continue generating supporting publications and data, as well as pursue any required regulatory approvals for clinical use for our products in the United States. Our ability to penetrate the clinical markets in the United States will depend in part on our ability to receive 510(k) clearance, de novo classification, or approval of a pre-market approval application from the FDA. Further, we believe our differentiated platform will enable us to expand the use of cell analysis into new markets, well beyond current applications addressed by prior flow cytometry technologies and other cell analysis technologies and creating a larger potential total addressable market. New and existing markets addressable by our platform include applications within immunotherapy, immuno-oncology, bio-processing, infectious diseases, and immuno-deficiencies. In addition, the combination of our platform with complementary, downstream cell analysis technologies is expected to provide areas for new applications. Combining FSP technology with NGS, for example, has demonstrated an improved ability to predict leukemia relapse after therapy (such as minimal residual disease (“MRD”) testing) and served to support the use of our technology within personalized medicine. As our FSP platform is further validated through the continued acceleration of peer-reviewed publications in new applications, we expect our total addressable market to expand.

We believe the combination of our people and our global reach across the United States, Europe and Asia will enable us to continue to execute on our growth strategies, stay ahead of competition and remain at the forefront of innovation in cell analysis. Our leadership team has extensive track records in the life sciences and technology sectors. As of March 31, 2021, we employed a multidisciplinary group of over 390 employees, with more than 110 advanced degrees, including over 70 PhDs and MDs, with expertise across optics, electronics, fluidics, computer sciences, chemistry, biology, and medical sciences. Our worldwide commercial team of more than 120 employees and our research and development team of more than 100 employees have significant expertise, industry experience and collaborative relationships with key opinion leaders (“KOLs”), industry leaders, innovators and potential customers.

We have a long history of providing high-quality and efficient customer service and our product development efforts reflect our deep understanding of our customers’ needs. One of our key differentiators is our customer-facing technical team, which collaborates closely with our customers to identify and find solutions for unmet needs across the market. We collaborate closely with KOLs, generating relevant data and publications to demonstrate not only the feasibility, but also the quality of our FSP approach. We plan to continue executing on our strategy to accelerate our growth by driving adoption of our FSP solutions, inspiring innovation, investing in integrated workflow solutions and driving application development and adoption in clinical markets.

We believe our financial results reflect the significant market demand for our offerings and adoption of our FSP technology: our strong financial profile is differentiated by the combination of our scaled revenue base, high revenue growth and profitability. Our revenue reached $57.9 million, $92.8 million and $24.3 million for fiscal years 2019 and 2020, and the three months ended March 31, 2021, respectively, and has realized a 112% CAGR from fiscal year 2018 to fiscal year 2020. We generated a net loss of $16.8 million for fiscal year 2019 and a net income of $19.4 million and $102,000 for year ended December 31, 2020 and for the three months ended March 31, 2021, respectively. Our Adjusted EBITDA was $3.3 million, $14.9 million and $1.8 million for fiscal years 2019 and 2020, and the three months ended March 31, 2021, respectively. Adjusted EBITDA is a non-GAAP financial measure. For a reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial measure, information about why we consider Adjusted EBITDA useful and a discussion of the material risks and limitations of these financial measures, please see “Prospectus Summary—Summary Consolidated Financial Data.”

OUR COMPETITIVE STRENGTHS

We aim to transform the cell analysis market by building on our success as a leading platform of innovative FSP solutions and continuing to leverage our key competitive strengths, including:

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Our novel, patented FSP platform delivers high-resolution, high-content and high-sensitivity cell analysis by utilizing the full spectrum of fluorescent signatures. Our FSP platform provides high-resolution data at the single-cell level by optimizing signal-to-noise ratio; high-integrity content from complex assays with 40 different colors (individual fluorochromes) and, by combining multiple biomarkers with a fluorochrome, more than 40 biomarkers, all accessible within just a single tube; flexibility through an adaptable single configuration that covers a wide range of reagents and applications; ease-of-use through our integrated and proprietary SpectroFlo software; and an intuitive user interface that requires minimal operator training. Our platform empowers users to isolate living cell populations of interest from the most challenging samples (such as cells with high autofluorescence or low levels of expression of key biomarkers), gain a deeper understanding of biological systems, arrive at faster and more accurate diagnoses in clinical settings, and use fewer samples, reagents and tubes. We believe that the combination of our novel FSP instruments and our ability to standardize our platform through a suite of solutions is unique and will represent the future of flow cytometry, paving the way for the transformation of the cell analysis market.

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Our solutions address many of our customers’ unmet needs. We market a suite of FSP solutions that are purpose-built to address the unmet needs of our customers. Our solutions provide researchers with high-performing tools for complex cell analysis that are flexible, easy to use, reconfigurable based on the desired number of lasers, and that fit within a compact footprint. We believe these features enable our customers to achieve significant cost and time savings and provide greater leverage for downstream analysis with complementary technologies (such as NGS). In June 2021, we began shipping the Aurora CS, which enables more efficient downstream analysis by leveraging our FSP technology to rapidly isolate living cell populations from lower to higher complexity panels beyond 40 biomarkers. We believe the Aurora CS is the only sorter able to accommodate the same number of parameters with the same sensitivity as the Aurora system. We believe our comprehensive solutions can expand the addressable user-base and end-market where flow cytometry can be utilized.

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Our complete FSP offering is available across a range of price points while consistently delivering high performance. Our solutions address the full range of the cost continuum within the market, offering differentiated and cost-effective solutions while maintaining consistently industry-leading performance. We believe our diverse offering maximizes performance-to-price and allows us to increase our value to a greater mix of customers and attract demand from a variety of end markets. The Aurora system, our most advanced and comprehensive instrument, featuring three to five lasers, is suitable for customers who want a flexible, intuitive, and ultra-sensitive full spectrum flow cytometer that can run a variety of cell analysis applications, including highly multiplexed panels beyond 40 biomarkers. The Northern Lights system, our entry-level instrument, is suited to customers who are interested in a one-to-three laser system, but who still need to run low to high complexity panels and access up to 24 biomarkers. Both offerings are reconfigurable and also offer savings not only on the cost of reagents and panels, but also on time, by eliminating the need for redundant reagents and reducing sample preparation time, and both enable use of a single configuration to run any application with full backwards compatibility across panels, without compromising sample throughput and resolution.

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Our diversified customer base and breadth of relationships and scientific validation. We are a leading cell analysis solutions company, offering products to hundreds of customers, including KOLs, and several key end markets. Our customers include the largest pharmaceutical companies, over 125 biopharma companies, leading academic research centers, and CROs. Our customer mix is split close to evenly between biopharma and academia. Our instrument base has grown significantly since our initial commercial launch in 2017, with over 750 instruments sold and deployed as of March 31, 2021. Further, the rate of publications generated to showcase our technology has meaningfully accelerated, with over 210 peer-reviewed articles published, including many published in high-impact journals. These publications span a wide range of applications including oncology, infectious diseases, immunology, immunotherapy and immuno-oncology, some of which are evergreen areas in which flow cytometry is used, thereby demonstrating how our FSP technology can expand into additional end markets.

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Our global scale and reach. We have a globally scaled footprint with eight facilities across the United States, Europe and Asia. We employ dedicated applications, service and sales support specialists located around the world, and we provide service to customers in over 25 countries, affording us a uniquely diversified geographic revenue mix relative to our size.

OUR STRATEGY

Our strategy includes the following core elements:

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Accelerate adoption of our FSP solutions. To continue driving adoption of our solutions and to support our leading global brand, we intend to further expand our sales infrastructure by hiring additional, highly qualified and reputable sales representatives, technical applications specialists and customer support staff, and by increasing marketing efforts. This investment will also support our entry into new markets as we rollout new solutions and applications and appropriately manage inbound interest from new customers. In addition, while many notable industry KOLs have already recognized our platform as setting the new standard in flow cytometry and cell analysis, we continue to focus on establishing new collaborations and relationships to explore additional applications for our platform, and potential new product opportunities. We will continue to broaden our global recognition within the research and clinical communities to promote the breadth of cell analyses enabled by our platform.

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Continue to innovate and offer our customers best-in-class FSP solutions. We design comprehensive solutions for our customers, delivering a fully integrated offering of instruments, consumables, software and services enabled by our FSP technology. Our development efforts focus on value-additive features and enhancements to meet the growing needs of the cell analysis market. These efforts drive continued innovation across our proprietary reagents, software and services offerings, in addition to new instrumentation releases, such as the Aurora CS, which is a highly flexible, intuitive and ultra-sensitive cell sorter that leverages our FSP technology to isolate living cell populations from lower to higher complexity panels beyond 40 biomarkers, which we began shipping in June 2021.

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Invest in integrated workflow solutions to drive pull-through from our consumables and services. Our overarching goal is to become a comprehensive solutions provider to our customers by delivering a fully integrated offering of instruments, consumables, software and services enabled by our FSP technology. Many of the reagents we are developing will be specific to our instruments, thereby providing a more seamless experience for the end user. Further, as we continue to penetrate our addressable markets, we can leverage our growing installed base to drive consumable pull-through and recurring revenue.

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Drive application development and adoption in clinical markets. We are deeply committed to developing our platform’s applications within the clinical market, and in particular within disease detection, diagnosis and treatment monitoring. We also focus on areas where we can leverage the combination of our FSP platform with complementary cell analysis technologies (such as NGS) to produce differentiated outcomes with greater sensitivity, such as with MRD testing. We can provide insights to clinicians to facilitate personalized medicine for patients, as well as facilitate biopharma’s research and development efforts to develop the next generation of targeted therapies. Our belief, which is supported by peer-reviewed publications, is that our Northern Lights system is uniquely positioned to enable clinicians to efficiently perform high-level multi-parameter flow cytometry immunophenotyping on small amounts of blood and bone marrow samples to accurately detect, diagnose and monitor immune cell disorders where key biomarkers are expressed at very low levels. The ability to perform high-level multi-parameter analysis on smaller sample sizes is particularly important when working with pediatric samples, which are often smaller but require the same size panels, and neurological diseases, which are known to be hypocellular and require more markers on fewer cells. Our Northern Lights system has been approved for clinical use in the European Union and China and we plan to continue generating supporting publications and data, as well as to pursue any required regulatory approvals for clinical use in the United States.

OUR MARKET OPPORTUNITY AND INDUSTRY BACKGROUND

Our market opportunity. Within the life sciences technology market, flow cytometry technologies currently provide solutions, including cell proliferation, cell counting, cell identification, cell quality control and single-cell applications, largely within the global cell analysis market. However, we believe that the enhanced capabilities of our FSP platform relative to conventional flow cytometry (“CFCs”), mass cytometry and early approaches to spectral flow cytometry enable us to capture an increasingly greater share of the total addressable market by accessing the entire cell analysis market, which according to MarketsandMarkets Research Private Ltd. is expected to grow from roughly $16 billion in 2019 to approximately $23 billion by 2024, approximately $5 billion of which represents revenue from hospitals and diagnostic laboratories and $1.5 billion of which represents revenue from hospitals and diagnostic laboratories in the United States. Our Northern Lights system has been approved for clinical use in the European Union and China. In the United States, our products are currently labeled and promoted, and are, and in the near-future are expected to continue to be, sold primarily to academic and research institutions and biopharmaceutical companies as research use only products for non-diagnostic and non-clinical purposes, and are not currently designed, or intended to be used, for clinical diagnostic tests. We plan to continue generating supporting publications and data, as well as pursue any required regulatory approvals for clinical use for our products in the United States. Our ability to penetrate the clinical markets in the United States will depend in part on our ability to receive 510(k) clearance, de novo classification, or approval of a pre-market approval application from the FDA. Further, we believe our differentiated platform will enable us to expand the use of cell analysis into new markets, well beyond current applications addressed by prior flow cytometry technologies and other cell analysis technologies. Thus, we believe our potential total addressable market is larger than the current cell analysis market, which excludes new and existing markets addressable by our platform, such as applications within immunotherapy, immuno-oncology, bio-processing, infectious diseases and immuno-deficiencies. In addition, the combination of our platform with complementary, downstream cell analysis technologies is expected to provide additional areas for new applications. Combining FSP technology with NGS, for example, has demonstrated an improved ability to predict leukemia relapse after therapy (such as MRD testing) and served to support the use of our technology within personalized medicine. As our FSP platform is further validated through the continued acceleration of peer-reviewed publications in new applications, we expect our total addressable market to expand.

We expect our FSP platform to play a significant role in areas outside of healthcare, such as addressing the growing need to understand and develop methods to address our current and future environmental threats. Flow cytometry has already begun to play a role in this emerging field and full spectrum flow cytometry is in its early days of contributing toward research in marine biology, water supply contamination and development of alternative biofuels. Additionally, the field of nanoparticle characterization is developing into an enormous field of research for vaccine development, drug delivery, and non-invasive biomarker discovery for numerous diseases (extracellular vesicles phenotyping). Our specialized small particle detection enhancement module has already become a valuable tool in this area of research. Our collaborations with KOLs in this area continue to drive the development of new protocols and workflows.

Complementary technologies to FSP and multi-omics applications. Since our FSP platform provides highly complex data down to single-cell resolution at a rapid speed, it is inherently well-suited to drive more targeted and efficient downstream analyses for other single-cell technologies, such as NGS, single-cell capture and sample preparation, high-resolution microscopy (such as mass imaging cytometry, super resolution microscopy, confocal microscopy and high-throughput screening platforms), and micro and optofluidic systems. FSP is highly complementary to single-cell genomics applications utilizing NGS as it can be used earlier in workflows to rapidly phenotype and isolate living cell populations to the single-cell level with highly multiplexed proteomic data. These cells can then be transferred from our instrument into NGS systems to correlate proteomic and genomic expression, which in turn enables researchers to develop novel drug targets for therapeutics and clinicians to drive outcomes for patients through more informed treatment decision-making. For example, a peer-reviewed article published in the Biology of Blood and Marrow Transplantation journal recognized that combining multiparameter flow cytometry with NGS resulted in an improved ability to predict leukemia relapse after therapy, demonstrating strong potential utility in the large and growing market for MRD testing. With MRD, end users require high sensitivity and standardization, which makes our FSP technology ideal for addressing these challenges. According to a global MRD testing market report by BIS Research in December 2020, flow cytometry technology has the largest market share in MRD testing among relevant technologies, including NGS, polymerase chain reaction and others.

Use of FSP with complementary single-cell technologies, as well as the ability to study specific cell populations of interest by physically isolating these populations to perform further downstream detailed cell analysis, has already contributed to scientific advances in medicine, such as in immunology, infectious diseases, immune-response, immune-therapy and cancer diagnosis.

Importance of cell analysis at the single-cell level. Due to the heterogeneity within tissues, understanding cellular biology, particularly at the single-cell level, is necessary to unravel mechanisms that might otherwise not be detectable in bulk assays. Deep cellular analysis is a key application that we expect to enable a new age of healthcare delivery, and in particular, personalized medicine. Emerging and chronic infectious diseases, an aging population with a myriad of chronic diseases, and the need for more effective and targeted therapeutics all demand that the global healthcare market have advanced cell analysis technologies to research therapeutic and diagnostic solutions. These primary market forces, among others, will drive the direction for cell analysis applications that provide new possibilities for novel drug development and improved patient outcomes through enhanced disease detection, diagnosis, and treatment monitoring.

A brief history in the evolution of flow cytometry. Flow cytometry has been one of the key technologies in cell analysis since the 1980s and has been one of the most influential research tools for understanding key biological mechanisms of health and disease. A few notable areas of scientific evaluation and discovery that have been significantly advanced by flow cytometry technologies include:

Area of scientific research	Cell types	Applications
Immune cell mechanisms	Human, animal	• Disease (infectious diseases, immuno-deficiency, cancer, autoimmunity, drug discovery) • Organ transplants • Health (normal development, ontogeny, homeostasis)

Cellular biology	Human, animal, microbial	• Proliferation/death • Genetic regulation/manipulation • Developmental biology (prokaryotic, eukaryotic) • Drug targetable mechanisms in disease • Metabolomics

Bio-engineering	Human, animal, microbial	• Organoid development • Stem cell transplantation • Tissue engineering

Traditionally designed flow cytometers utilized fluorescence and laser scatter as the key read-outs to interpret and analyze cellular properties. In general, laser scatter is used on individual cells to identify certain physical properties of those cells, such as their relative size, internal complexity and membrane composition, while fluorescence from fluorochromes (such as detection reagents that absorb and emit light) associated with fluorescent-labeled antibodies (biomarkers when bound to receptor cells) were used to identify cellular phenotype (a cell’s protein expression relative to its morphology and function). The fluorescence was the result of fluorochrome excitation by specific wavelength photons from the onboard lasers. The fluorescent and side scattered photons were then collected by photomultiplier tubes (“PMTs”) equipped with specific filters to collect defined wavelengths of photons, and the forward scattering light was detected by semiconductor photodiodes, which converted the light into an electrical signal. Initial systems were equipped with a single laser wavelength and a few detectors to collect a few different wavelength bands of light. While the originally designed flow cytometer was a very powerful tool for its time, scientists quickly realized that the heterogeneity of cells required many more different probes to differentiate one cell type from another.

Multiple approaches to flow cytometry have been developed since the early days of cell analysis to accommodate higher dimensionality. In the late 1970s, CFCs, the first cell analysis platform capable of going down to single-cell resolution, took hold in the research market and, ultimately, the clinical market. From the 1980s to late 2000s, only incremental changes were introduced to flow cytometry (such as modest additions of lasers and detectors), while the number of new biomarkers discovered took a significant leap forward. As a result, CFCs were unable to analyze many of these new biomarkers in one sample tube due to technical constraints, which ultimately led to the introduction of mass cytometry—an approach introduced in 2011 that utilizes the combination of mass spectrometry and heavy metals as tags (in lieu of fluorescence) to expand the number of individual biomarkers that could be measured simultaneously. However, while a novel approach, mass cytometry did not see broad adoption from the research community due to inherent shortcomings, such as overall cost, large footprint and technical expertise required to operate the instrument. This led to the introduction of an early approach to spectral flow cytometry in 2012, purposed to address the historical limitations of CFCs and mass cytometry. However, this early approach was limited by its inability to obtain a high signal-to-noise ratio from its detectors. The maximum number of biomarkers which could be multiplexed in a single tube was therefore not significantly different from CFC. We began our full spectrum flow cytometry development in 2015, taking advantage of the full spectrum of fluorescent probes in flow cytometry to increase the number of fluorescent biomarkers that could be analyzed together. The demand for higher complexity cell analysis tools that achieve single-cell resolution continue to expand as research discoveries are translated into the clinical and diagnostic arenas.

With the rise in popularity of flow cytometry, highly complex phenotyping, and the subsequent desire to isolate these unique subpopulations identified, cell sorting based on unique phenotypes and protein expression has become critical to providing additional capabilities to study specific cell populations of interest by physically isolating these populations to perform further downstream detailed cell analysis (such as NGS). The addition of advanced cell isolation capabilities to an already well-accepted flow cytometry technology further expands the potential for new avenues of scientific discovery.

Other existing technologies and their limitations. Flow cytometry is the most established and utilized technology for cell analysis, often used in advance of other cell analysis technologies as part of a researcher’s workflow. Since the early 1970s, flow cytometry has been a major player in driving our understanding of cellular biology and the complex mechanisms of the immune system. The ability to phenotype, isolate, and assess the function of individual cells in a complex environment of different cell types has led to a deeper understanding of the heterogeneity of tissues and the role individual cell types play in both health and disease. Without the insight provided by flow cytometry technologies, many of the other single-cell technologies are constrained and lack specificity across heterogeneous cell populations. Therefore, even through innovation in other areas of single-cell analysis (such as NGS), flow cytometry will remain integral to the overarching workflow in driving all single-cell technologies forward.

Flow cytometry technology can be categorized based on the type of signal used to identify one biomarker from another, which are listed below:

Conventional flow cytometry. Most flow cytometers in the field today are CFC, which (compared to earlier flow cytometers) add more laser wavelengths and additional PMTs to enable detection of more biomarkers and increase the ability to identify different cell types and their functional subsets. The major limitations of CFCs are the cost associated with the need for additional lasers and detectors, and, in most cases, the increase in instrument footprint to accommodate the additional hardware and electronics. The number of fluorochromes that can be multiplexed and detected with the filter configurations implemented by the manufacturer can result in significant fluorescence emission overlap and loss of population resolution. Accordingly, users have to purchase and install alternative filter configurations to collect different wavelength bands, requiring not only revalidation of instrument performance but also sophisticated knowledge of light collection paths and the impacts on sensitivity and resolution resulting from these changes. Even with the implementation of filter changes, there are still major constraints on the number of biomarkers that can be successfully multiplexed to define a cell population, with the maximum number of colors currently published using CFC at less than 30. With fewer detectable biomarkers, the detection of co-expression of certain biomarkers is limited. Multiple tubes are required to investigate all biomarkers when the number exceeds an instrument’s capabilities, leading to the use of more samples and reagents, more time, and additional costs. The use of multiple tubes may also lead to missing the identification of specific unique subsets of a cell type, and ultimately false or lost discovery of a phenotype. CFCs also use older technology for light collection, such as PMTs, which are in vacuum glass tubes similar to the vacuum tube transistors obsoleted by the computer industry half a century ago, and are known to be costly and less quantum efficient, to vary in performance from device to device, and to perform poorly in the longer wavelengths of photons. Additionally, CFCs that are capable of more than 21 biomarkers are generally less cost-effective, have a large footprint and require additional laboratory space. These drawbacks persist even for newer generation, re-engineered PMTs, at an even higher cost than previous designs.

Mass cytometry. Another category of flow cytometry is mass cytometry, where fluorescence biomarkers are replaced with heavy metals as a means of marker detection. Rather than laser excitation of fluorochromes, cells in suspension labeled with antibodies conjugated with heavy metal isotopes are injected into a nebulizer, which aerosolizes the cells into droplets which are then introduced into an Inductively Coupled Plasma Mass Spectrometer (“ICP-MS”), where the metals are ionized. These ionized metals are then separated using their mass-to-charge ratio by time-of-flight. Unlike fluorescent probes, which often have overlapping peak emissions, the masses of the purified metal isotypes are quite distinct and in general do not overlap. This allows for multiplexing of many more biomarkers conjugated to heavy metal isotopes of the lanthanide series of elements, enabling researchers to expand the number of biomarkers in a panel to 30-40. However, this technology has notable drawbacks that were quickly recognized and limited broad adoption, including overall cost, large footprint, and technical expertise required to operate the instrument. From a cost perspective, the cost of mass cytometers is generally 2-3 times that of most flow cytometers. Additionally, because a mass cytometer has a very large footprint compared to even the most high-end CFCs, additional lab space and highly specialized facility infrastructure to support the ventilation of the mass spectrometer are required. Compared to CFCs, the technical expertise needed to operate a mass cytometer is significantly higher, requiring a dedicated and specialized technician and it is generally not suitable for direct use by researchers. Cell analysis using a mass spectrometer is also more time-consuming given its slower speed relative to other technologies. Destruction of cells as part of its process is another key shortcoming. While mass cytometry offers an expanded number of biomarkers for analysis, these drawbacks have precluded many laboratories from considering investment in systems utilizing this technology.

Early approaches to spectral flow cytometry. To address the limitations of CFC and mass cytometry, spectral flow cytometry was introduced in 2012. The concept was based on the use of the entire fluorochrome spectrum as a read-out to define one fluorescent labelled antibody biomarker from another. Due to the broad overlapping nature of the fluorescence from various fluorochromes, there was a desire to add more granularity to the “signature” of the fluorescence emission profile to highlight the uniqueness of each fluorochrome. The first spectral flow cytometer was commercially launched in 2012 and, unlike CFCs, is capable of reading more of the spectral signature of a fluorochrome than just its peak emission, which is the case for CFC, by using PMT arrays to collect diffracted light emitted spectrum for each fluorochrome co-excited by multiple lasers. While novel, this early approach to spectral flow cytometry is limited by its inability to obtain a high signal-to-noise ratio from detectors. This loss of sensitivity in the detectors compromised the ability to distinguish the number of fluorochromes labeled on the same cells, thereby reducing the number of detectable fluorescent labelled antibody biomarkers available for multiplexing in a panel. The use of traditional PMTs, the same technology as that used by the CFC, has lower quantum efficiency in converting photons to photon electrons, especially in the longer wavelengths, which adversely impacted the quality of the data. Further, the number of fluorescent-labeled antibody biomarkers detected by this early spectral flow cytometer does not exceed the number detected on a CFC. For these reasons, the technology has a low rate of adoption and, to date, a limited number of publications regarding its use.

OUR SOLUTION AND TECHNOLOGY

Overview of full spectrum flow cytometry. To address the shortfalls of existing flow cytometry technologies, we introduced the first full spectrum flow cytometer able to advance high-resolution, high-content and high-sensitivity cell analysis by utilizing the full spectrum of fluorescence signatures from multiple lasers to distinguish fluorescent tags on single cells, significantly advancing high-content cell analysis without sacrificing sensitivity. The full spectrum of each reagent fluorochrome in an assay is calibrated with its unique full spectrum signature, which is used to unmix the signals from the multicolor labeling of an assay. This approach allows users to discern dyes in a multicolor sample, even those with highly overlapping peak emission spectra, leading to deeper biological insights because of the wider choice of fluorescent labeled dyes that can be used to identify more cell populations of interest in a single sample.

Our unique optical design. Data from our FSP instrument is generated by the collection of fluorescence spectrum from multiple laser excitation and the fluorescence from each laser source is collected by each corresponding detector array module. Each laser in our instrument has an independent optical path and the number of detectors used is selected specifically to provide an optimized balance between high-sensitivity and accuracy. Our patented fluorescence detector module is based on our revolutionary optical course wavelength division multiplexing strategy, where fluorescence is focused across arrayed detectors without aberrations in its reflection.

We believe that every photon counts and, therefore, our design is aimed at minimizing loss of light to maximize resolution and accuracy. Our unique optical design yields a sharp focus of laser light to yield a high signal-to-noise ratio, higher resolution and reduced cell coincidence, which is critical for small particle detection. We utilize a patented uniform intensity profile flat-top beam design that provides instrument stability with greater width illumination. The uniform intensity also results in an increase in the fluidics core stream for an ultra-high sample flow rate. In addition, we use semiconductor-based APD detectors to enable maximized sensitivity, performance consistency across devices and broad wavelength response. The combination of our patented optical design with APD detectors yields high-resolution data at an optimized signal-to-noise ratio.

Our Unique Optical Design

(A)  The fluorescence spectrum from each laser source is collected from multiple laser excitation.

(B)  The fluorescence from each laser source is collected by each corresponding detector array module.

(C)  Use of APD detectors maximizes sensitivity and enables broad wavelength responses.

(D)  The combination of our patented optical design with APD detectors yields high-resolution data at an optimized signal-to-noise ratio.

Use of highly overlapping dyes with optimal resolution. Our FSP technology is unique in its ability to utilize the autofluorescence of cells as an additional informational parameter, which is a limitation of CFCs wherein the signals from the antibodies bound to the cells are obscured by autofluorescence. In addition, with our FSP technology, high-content data is greatly enhanced through multiplexing of fluorochromes that are not otherwise compatible for use with CFCs. CFCs use one detector per fluorescent tag and light collection is coupled to a specific optical filter. Commonly used detectors in CFCs have low detection efficiency—not all light detected is effectively converted into a signal that is measurable. Therefore, the total number of fluorochromes that can be effectively used in combination is limited by the number of detectors and lasers.

In CFCs, the emitted light of an excited fluorescent tag is detected only at the peak emission wavelength and only from the excitation of one of the lasers (referred to as primary excitation). Light emitted at other wavelengths or generated from the excitation of other lasers present in the instrument is not used and, therefore, information associated with that emitted light is lost. If two fluorescent tags have the same peak emission (maximum emission of light at the same wavelength post excitation with the same laser), then they are indistinguishable by CFCs. This means that if each tag is associated with a different biomarker, the information from the fluorochromes will be merged and it would be impossible to differentiate the signal coming from one fluorochrome versus the other. For example, as illustrated below, phycoerythrin (PE), a fluorochrome commonly used in flow cytometry because of its relative brightness, and cFluor YG584, a fluorochrome we recently developed, are efficiently excited by a specific laser (known as yellow-green, excitation at 561nm) and both have a peak of emission around 580 nm. Using a CFC, the light emitted from each of these fluorochromes is detected by the same detector and highly overlaps. From these results, the user would not be able to differentiate the signals and would lose valuable information for further analysis.

In contrast, our FSP approach detects emitted light from an excited fluorescent tag across the full range of wavelengths, including the peak emission wavelength, for all lasers present in the system (referred to as the full spectrum signature of a fluorescent tag). Because the wavelengths emitted across the excitation of all lasers is detected by many highly sensitive optical detectors coupled to very narrow band optical filters, all light detected is effectively converted into a signal that is measurable and all information associated with the emitted light is leveraged to define the full spectrum signature of any particular fluorochrome. With our technology, two fluorescent tags having the same peak emission but different emission characteristics outside the peak emission range are fully distinguishable. Accordingly, if fluorescent tags are associated to different biomarkers, the information from multiple biomarkers will be easily separated and can be analyzed independently. Using the example discussed above, the full spectrum signature of both fluorochromes is taken into consideration when using our FSP technology and, as illustrated below, the results will show that the two fluorochromes are indeed different.

Furthermore, when labeling two antibodies (as used in the example below, anti CD4 and anti CD25) with each of these fluorochromes, our FSP technology can easily unmix and analyze their signals without any loss of resolution, which cannot be achieved using a CFC.

First 40-color Optimized Multicolor Immunofluorescence Panel. To further illustrate the role of our FSP technology in the advancement of cell analysis, our platform yielded the first 40-color Optimized Multicolor Immunofluorescence Panel (“OMIP”), as published by Cytometry Part A in 2020. OMIPs are panels that have been developed and validated to reproducibly provide the best possible data from a given set of fluorescent antibody conjugates and reagents in an assay run on a specific instrument. Using our FSP technology, this OMIP was the first publication to go beyond 28-color fluorescence flow cytometry, exceeding OMIP panels published using mass cytometry. Even with a comparable number of detected parameters which may be available through mass cytometry, our FSP technology provides the added benefits of higher throughput, robust population resolution and lower cost. The 40-color panel presents a powerful solution covering almost the entire cellular composition of the human peripheral immune system with a single tube and will be particularly useful for studies in which sample availability is limited or unique biomarker signatures are sought. The publication set a deep immunophenotyping benchmark for full spectrum flow cytometry, not only because of the high number of parameters achieved, but because of the quality of the data and the approach for panel design and optimization using our developed tools. It also publicized an assay that can be reliably reproduced on our Aurora system by end users in their laboratories.

OMIP complexity development

The chart indicates the number of OMIPs published since 2010 and the level of complexity as shown by the number of simultaneously analyzed colors or metal isotope tags using different technologies including, as highlighted, our FSP technology. As shown, the OMIP with the highest complexity capability was achieved in 2020 using our FSP technology.

Our patented integrated vacuum fluidics system. All flow cytometers include a fluidics system to transport cells from the sample tube to a viewing orifice (flow cell). It is the primary function of the fluidics subsystem to ensure this transport in a stable and consistent manner, such that single cells travelling through the viewing orifice do so in a highly reproducible manner. This is achieved by precise control of the path and speed of cells within a transport media (sheath solution) flowing through the orifice. Unlike the pressure-based fluidics systems, our Aurora and Northern Lights cytometers use a thermally compensated vacuum fluidics system to draw the sample and sheath through the viewing orifice, which regulates the total pressure drop across the viewing orifice while allowing a continuously variable proportion of sheath to sample flow rates. Our integrated vacuum fluidics system ensures constant cell velocities while permitting variable cell event rates (sample flow rates). Sheath to sample proportioning is achieved by using our novel linear valve that varies the resistance of the sheath path as the system regulates total flow through the viewing orifice. Through the use of non-pressurized sheath and sample vessels, our vacuum fluidics system provides users with flexibility in sample container format. Additionally, because of the single feedback loop regulation of our vacuum system to drive both sample and sheath fluids, our system is simpler, more compact, and has a more robust fluidics architecture as compared to pressure-based systems of other flow cytometers.

Our FSP platform fulfills an unmet need in the scientific and research communities by addressing limitations with existing technologies. The advantages of our platform are exemplified through the below table:

Comparison of Flow and Mass Cytometry Technologies

*	Based on peer-reviewed publications.
**

Cost-to-Performance reflects performance based on accessible biomarkers, sensitivity, throughput and sorting capabilities, relative to costs associated with instruments, consumables, time, labor and ability to reconfigure over time.

Our platform. Focusing on the needs of researchers for high-performing yet cost-effective tools for complex cell analysis, our technology was developed to execute the full spectrum approach in flow cytometry and to advance the next generation of cell analysis. While other existing cell analysis technologies play a role in the overall support of cell analysis, they are unable to competitively deliver to the depth required to address the complexity of cellular studies. The key differentiating features of our patented technology include:

•

Ultra-sensitive: resolves the most challenging cell populations (such as cells with high autofluorescence or low levels of expression of key biomarkers) by providing high-resolution data at the single-cell level at an optimized signal-to-noise ratio.

•

Deep, high-integrity content: allows development of highly complex assays through access to 40 different colors (and, by combining multiple biomarkers with a fluorochrome, more than 40 biomarkers) in a single tube without sacrificing precision and throughput to gain a deeper understanding of biological systems and arrive at faster and more accurate diagnoses in clinical settings.

•

Flexible and compatible: enables a single configuration across a wide range of reagents and applications, full backwards compatibility across panels, data consistency across instruments and sites, and greater leverage for downstream analysis with complementary technologies (such as NGS).

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Efficient and compact: improves costs and saves time while maintaining industry-leading performance and efficient workflows that limit consumables usage and save time and labor costs—all within a highly compact footprint, minimizing space requirements for laboratories.

•

Integrated and intuitive: provides fully integrated workflows through a suite of solutions that include instruments, reagents and kits, software and services. Our unique tools and the intuitive functionality of our proprietary SpectroFlo® software, coupled with a user-friendly interface, allow for enhanced ease-of-use and minimal operator training.

Workflow on our FSP platform. Unlike many other technologies, existing flow cytometry approaches have never been fully automated, and although the individual technical solutions required to achieve complete integration now exist, companies have not been able to bring a fully integrated solution to market. The need for an end-to-end solution has never been greater, as, with the availability of more complex single-cell cytometry assays, the ability to reliably reproduce an assay has become much more difficult. The sheer number of manual steps involved in assay production introduces unnecessary variability and the potential for error. Our platform provides a standardized, fully integrated FSP workflow solution, incorporating instruments, reagents, software and services to provide a seamless end-to-end experience that will increase usage of high-dimensional cell analysis techniques by more end users and accelerate market adoption of our FSP technology.

In-depth analysis from biological samples to comprehensive data sets using our systems and reagents can be completed in five steps:

1.

Sample collection, preparation and labeling. As the first step in the workflow, users collect, prepare and label their samples, whether blood, tissue, cell lines or otherwise. Our systems are compatible with a variety of particles in a range of sizes and can detect polystyrene particles as small as 80 nm. Users will then prepare a single cell suspension to quickly isolate cells and label them with fluorescent reagents for flow cytometric acquisition. We have developed a number of tools, such as singular full spectrum viewers and our Similarity and Complexity indices, that allow users to perform fluorochrome selection to optimize the results. We also have antibody combinations, including our 14-color cFluor immunoprofiling kit and 40-color Optimized Multicolor immunofluorescence Panel that provide users with ready-to-use protocols and antibodies. Our expansive offering and integrated solution, which leverages a single configuration that is highly adaptable, coupled with our high throughput capabilities all through a single tube, leads to considerable times savings for the end user.

2.

Run Automated Instrument Quality Control Software. When the sample is fully labeled and ready for analysis, users run the automated instrument quality control software integrated into our platform to monitor for optimal instrument performance. The software also performs mathematical calculations to ensure that measurements present in the software from previously stored fluorescent controls are adjusted as needed based on the instrument performance check.

3.

Sample acquisition in our FSP analyzer. Once quality control has been completed, users can then load their samples into the instrument. Our instruments provide users with flexibility in their choice of vessel and are compatible with standard 12 x 75-mm tubes, 96-well plates and deep-well plates. Users will be guided through the acquisition of needed controls and the multicolor sample(s) by our intuitive SpectroFlo software. The software also includes our developed quality control tools, such as benchmark signatures and the Similarity and Complexity indices, to ensure that the controls are adequate and can be used to obtain optimal results. When running particles labeled with fluorochromes, the fluorochromes will be excited by the lasers onboard the instrument, resulting in emission of light

(photons) at different wavelengths. The photons are then collected by corresponding detector arrays. Our proprietary course wavelength division multiplexing design enables the collection of the entire range of light emissions in an extremely compact space and has been engineered to ensure efficient collection of photons (minimal loss of light), resulting in highly accurate data. This unique optical strategy results in the collection of the full emission spectrum for each fluorochrome attached to every particle that is run through the instrument.

4.

Live unmixing. With our unmixing wizard—a tool within our SpectroFlo software, users can then easily complete spectral unmixing. An unmixing matrix is generated in real time when multicolor samples are run in the instrument, using either newly acquired controls or controls previously stored in the software. Unlike spectral flow cytometry platforms, the live unmixing process allows users to quickly visualize data and statistics in real time. For each sample that is run, both raw and unmixed data are saved. Raw data, where no unmixing is performed, contains all fluorescence information for each detector and can be unmixed as many times as needed, using different unmixing algorithms or our visual filter tool that presents the data as if being acquired from a CFC. Unmixed data has been spectrally deconvolved to separate fluorochromes present on each particle based on a set of reference fluorochrome spectra and is ready for analysis.

5.

Data analysis. The data can then be used for advanced/unsupervised analysis. The FCS files generated in our SpectroFlo software are compatible with all third-party software. We collaborate with partners to provide users with multiple workflows for data cleaning, dimensionality reduction and clustering algorithms, and artificial intelligence to allow users to gain in-depth information from their assays.

Significant base of peer-reviewed publications with strong continued growth showcasing our platform. Since developing our FSP platform, peer-reviewed publications have served to validate the importance and application of our technology in academic and clinical research settings, noting the improved resolution and enhanced deep phenotyping capability available with full spectrum flow cytometry. To date, there have been more than 210 peer-reviewed articles published, including many published in high-impact journals, relating to our technology across a wide range of key scientific research areas, including immunology and inflammation, infectious diseases, immune-oncology, oncology and others.

Cumulative Publications by Quarter

[1]

Other includes: Drug discovery and development, cardiovascular, neuromuscular, computational methods, development biology, flow cytometry, genetic disorders, genomics, hematological disorders, immunometabolism, metabolism, musculoskeletal disease, neurobiology, pulmonary injury and veterinary sciences.

[2]	Includes Immunotherapy.

Selected applications of our platform. Our FSP platform has been used and published in a wide range of applications and end-markets. A couple of notable applications that have been recently supported by peer-reviewed publications include:

Leukemia and lymphoma diagnosis and minimum residual disease monitoring. Multiparameter flow cytometry assays are widely used in leukemia and lymphoma (“L&L”) diagnosis and also in the identification of residual leukemia cells following therapy, termed minimal residual disease (“MRD”). Although a CFC has traditionally been the preferred tool for MRD testing due to its quicker turn around, lower cost, and phenotypic-shift monitoring, CFCs are less sensitive in MRD testing compared to other technologies. Our FSP platform addresses these shortcomings and can significantly advance MRD monitoring capabilities by providing greater sensitivity and improved laboratory operational efficiency. With our FSP technology, the screening and diagnosis tubes used in MRD monitoring can be combined into one screening tube to identify all lineage biomarkers (such as CD45 and CD19 for B-cell lineage tumors), followed by one diagnosis tube for each lineage biomarker. By increasing the number of biomarkers that can be detected in a single tube, more cells can be collected and analyzed per sample, resulting in higher sensitivity for MRD detection.

In a 2020 study published in Current Protocols in Cytometry, the author successfully demonstrated the detection of acute myeloid leukemia (“AML”) MRD using a 3-tube panel on a CFC. In a comparative study using our Northern Lights CLC system, we were able to convert the 3-tube panel into a single tube panel with all unique biomarkers retained after removing the redundant biomarkers from the original panel.

Combining three tubes into one tube reduced overall testing costs and markedly increased the sensitivity of MRD detection, as more cells were able to be efficiently analyzed in a single tube. Furthermore, less sample material was required by reducing the overall tubes from three to one. This is an important benefit when tissue samples are limited, such as when using pediatric tissue specimens. This internal comparative study concluded that our Northern Lights CLC (“NL-CLC”) system was able to extract the same information from our single tube assay as from the original 3-tube AML MRD assay used in the published study.

Comparable performance between 3-tube assays with CFC and 1-tube assays with NL-CLC

Highlighting other benefits of our FSP technology, in an external study done in a KOL laboratory in China, a 17-color screening tube with cell surface and intracellular markers covering all leukocyte lineages was developed and tested side-by-side with an established 10-biomarker screening tube run on a competing flow cytometer. Results from over 30 samples labeled with both panels and tested on the respective instruments demonstrated that the 17-biomarker tube run on our Northern Lights CLC system provided more information to support diagnosis than the 10-color tube run on a competing flow cytometer. The 17-biomarker tube could not be run on the competing flow cytometer.

Infectious diseases. Our platform has been applied across a range of infectious diseases, some of which include COVID-19, dengue fever and HIV. Specifically, the global COVID-19 pandemic has led researchers across the globe to pursue an in-depth investigation of the immune response to the virus. Working with KOLs around the world, we are supporting several critical studies with our technology to help scientists and clinicians understand the protective immunity against COVID-19, predict which patients are likely to have a more severe disease course, support clinical trials testing vaccine efficacy, and assess the likely future course of the pandemic. Our FSP technology enables researchers to create highly complex panels, minimizing the amount of patient sample needed while simultaneously interrogating a large number of biomarkers and cell types in a high throughput manner.

For example, an article published in Science presents results from a study of 188 patients for up to eight months after infection where the memory B cell, CD8+ T cell and CD4+ T cell response to COVID-19 was analyzed. Using the Aurora system in combination with the detection of SARS CoV-2 specific antibodies, the scientists were able to enumerate and fully characterize COVID-19 specific memory B and T-cells. It was found that there was a high degree of heterogeneity in the magnitude of the immune response but that 95% of subjects have presence of memory T and B cells for more than five months after infection. Interestingly, it was demonstrated that hospitalized patients have increased memory B cells and, in contrast, a decreased T cell memory compartment. This is consistent with indications from other studies that hospitalized cases of COVID-19 can be associated with poorer T cell responses in the acute phase of the infection.

Another recent key publication in Immunity highlighted the value of being able to integrate our FSP platform with other complementary technologies. In this study, a high-dimensional 34-color FSP panel, which included one of our cFluor reagents, was run on a 5-laser Aurora system to assess paired airway and blood from patients with severe COVID-19 in a longitudinal study. With the ability to achieve a high level FSP panel within a single tube, all assays were performed on the same sample, minimizing the amount of sample required. As a result, the authors had ample samples to perform additional analyses using other complementary technologies and, ultimately, identified airway immune responses that correlate with age and outcome.

Other COVID-19 studies using our FSP technology have focused on the B cell response and its link to levels of circulating antibodies. As published in Nature, a study using our technology examined the B cell compartment in critically ill patients, and showed that a strong B cell response and high production of antibodies can be linked to an enhanced inflammatory response and, therefore, increased disease severity. In these studies, the scientists combined the use of our FSP technology with genomics (cell sorting, single cell and bulk sequencing), and proteomics (cytokine and COVID-19 specific antibody immunoassays) to bring together the immunological picture from the gene to the cell and the secreted proteins.

These studies are guiding our development of COVID-19 immunophenotyping kits that will include the most relevant biomarkers associated with infection severity and patient outcome. We believe these and other collaborations will provide critical information needed to understand the immune response to COVID-19 and other infectious diseases.

Longitudinal Immune Monitoring. The process of drug development often requires the monitoring of key cellular biomarkers in clinical trials. This is particularly true for drug development in the areas of immuno-oncology and immune-related disorders. Longitudinal patient monitoring is often performed on an array of biomarkers which are critical to the understanding of the drug’s impact on the immune system. To successfully carry out these studies, an easy-to-perform, high-dimensional (many biomarkers), robust and reliable flow cytometric approach is needed. Cytometry Part A recently published an in-depth analysis of the performance of a 25-marker full spectrum immune monitoring assay using our Aurora system. The study investigated intra-run precision, biomarker stability, and the effects of sample processing on results. The researchers were able to take advantage of our Similarity and Complexity indices to efficiently design a predictable, robust panel, and our embedded SpectroFlo software quality control tools to monitor the performance of reagents over time. The quality of the data they obtained allowed them to utilize unsupervised high-dimensional data analysis platforms to analyze their data. The authors concluded from this study that our technology “inherently empowers straightforward assessment of pre-analytical reagent stability and compatibility” and noted the advantage of our fixed optical configuration and pre-optimized assay settings to easily achieve multi-instrument standardization. The publication also highlighted the reproducibility of the data that the researchers were able to obtain during their longitudinal study and our FSP platform’s workflow development efficiencies.

Applications of our FSP technology that have been showcased in peer-reviewed publications include:

Field of Use	Applications	End Market

Immuno-Oncology (29 publications)	Detection of checkpoint inhibitors on tumor cells for development of new cancer therapies and companion diagnostics	CRO Pharma
	Diagnosis and detection of leukemia/lymphoma minimal residual disease (MRD)	Clinical
	Detection of DNA aneuploidy in tumor cells	Clinical

Allergy and Autoimmunity (23 publications)	Diagnosis and monitoring of autoimmune diseases	Clinical
	Detection of allergies with fluorescent labeled antigen constructs	Clinical

Infectious Diseases (44 publications)	Monitoring cytokine expression in virus-infected (COVID-19) patients associated with disease state and vaccine efficacy	Academia CRO Pharma

Immunotherapy / Transplantation (22 publications)	Detection of chimeric antigen receptor modified cells (CAR-T, CAR-NK, UCAR-T) for cancer treatment and monitoring	Academia CRO Pharma
	Receptor occupancy and efficacy monitoring of therapeutic humanized monoclonal antibodies	Academia
	Monitoring for organ and tissue transplant rejection	Clinical

Blood Cell Disorders (4 publications)	Diagnosis and monitoring of nocturnal paroxysmal hemoglobinuria	Clinical
	Monitoring of fetal hemoglobin red cells in sickle cell anemia	Clinical

Field of Use	Applications	End Market

Immunology and Immunodeficiencies (29 publications)	Detection and monitoring the activation, exhaustion, viability, and function of white blood cells	Academia
	Detection of the presence and induction of cellular apoptosis	Academia
	Deep phenotyping and enumeration of blood leukocyte populations and subpopulations in disease diagnosis	Academia CRO Pharma

Our process for driving new applications. We focus our research and development efforts on the greatest value-additive FSP products to meet the growing and unmet needs of the research and clinical markets. Our highly skilled technical applications specialists work closely with researchers and clinicians to optimize and implement new panels and applications to meet their specific needs. We also gain valuable insight on potential new products, new applications and enhancements to existing products, as well as biomarker combinations that would be beneficial in different fields, through collaborations with our customers, academic laboratories, KOLs and industry partners.

Development of new fluorophores and antibody conjugates. We are working with industry partners and KOLs to explore and potentially co-develop new fluorophores and antibody conjugates with unique spectral characteristics for use on our Aurora and Northern Lights systems. We evaluate unique fluorophore prototypes on our systems to consider future development of additional products or processes. The ultimate goal of these projects is to identify and develop a larger range of conjugated antibodies that can be combined across each laser to increase the number of colors that can be effectively used together, with optimal resolution, in laboratory research and clinical diagnostics.

Nanobiology. In recent years the field of nanobiotechnology, also known as nanobiology, has begun to emerge as an important area of research and development. From the use of synthetic lipid-based nanoparticles for targeted drug delivery in cancer and vaccine delivery, to the study of biologically produced nanoparticles called extracellular vesicles (“EVs”), new discoveries and applications are developing rapidly. There is currently a strong interest in the identification of specific EVs for use as biomarkers in disease prediction, progression and therapeutic monitoring, as they are found in all body fluids, including blood and urine, making them a promising non-invasive approach to disease management. In addition, as has been seen with the recent implementation of messenger ribonucleic acid (“RNA”) COVID-19 vaccines, the delivery of specific cargo to cells using synthetically derived nanoparticles has been shown to be an effective mode of delivery with little to no side effects. Most CFCs were designed around the necessary sensitivity required for detection of the number of epitopes found on cells larger than 5um. The fluorescence and scatter sensitivity required to detect signals from these nanoparticles, which are typically less than 100nm, is challenging for most CFCs. Typically, other flow cytometers struggle to detect biological particles below 150nm. With our recently released customized nanoparticle detection enhancement module, the optics on our already sensitive system are enhanced, enabling scientists to detect biological particles down to the 100nm range.

Our collaboration with some of the world’s leading experts in EV analysis is driving the development of new tools for novel assays and optimized instrument settings for detecting an array of nanoparticles, including EVs, viruses, and liposomes. As published in Special Issue Journal of Pharmaceutics focused on Nano-Vaccine Systems for Anti-Cancer Therapy late last year, our Aurora system was used in a collaboration to measure the delivery of a liposomal tumor antigen vaccine targeted to CD169+ antigen presenting cells. The approach is important because the vaccine can be specifically delivered to cells of the immune system that can, in turn, enhance the activation of tumor-specific immune cells to deliver a robust anti-tumor response, without activating other cells of the immune system non-specifically to reduce any potential bystander side effects.

OUR PRODUCTS

We are a leading cell analysis solutions provider that develops compact, cost-effective full spectrum profiling instruments with high multiplexing capability, and we offer a wide range of services to support scientists and clinicians. Our products are used in the world’s most renowned pharmaceutical and clinical research organizations, as well as premier academic and research institutions.

Core Products	Key Attributes

Aurora System

•   Full spectrum flow cytometer

•   Commercially launched in June 2017

•   Highly flexible, intuitive and ultra-sensitive

•   Available with three to five lasers; ability to reconfigure over time

•   Detects over 40 biomarkers in one sample tube

Northern Lights System

•   Full spectrum flow cytometer

•   Commercially launched in October 2018

•   Highly flexible, intuitive and ultra-sensitive

•   Available with one to three lasers; ability to reconfigure over time

•   Detects over 24 biomarkers in one sample tube

•   Approved for clinical use in China and the EU

Aurora Cell Sorter

•   Shipment began in June 2021

•   Accommodates the same number of parameters with the same sensitivity as the Aurora system

•   Able to isolate living cell populations from lower to higher complexity panels beyond 40 biomarkers

Core Products	Key Attributes

Reagents and Kits

•   Commercially launched in October 2020

•   Additional options when choosing biomarkers to run together in a panel

•   Simplifies the workflow from sample preparation to data analysis

•   Evaluating 6-color reagent cocktails for Class 3 registration in China

Automated Micro-Sampling System (AMS)	• AMS commercially launched in 2018 • Integrates seamlessly into the Aurora and Northern Lights systems • Fully customizable • Three throughput modes

Automated Sample Loader System (ASL)	• ASL commercially launched in June 2021 • Integrates seamlessly into the Aurora and Northern Lights systems • Fully customizable • Three throughput modes • Compatible with 40-tube racks

SpectroFlo Software	• Intuitive workflow • Streamlines assay setup, data acquisition, and file export • Live unmixing during acquisitions

Aurora and Northern Lights Systems

Our Aurora and Northern Lights systems were commercially launched in June 2017 and October 2018 respectively. Both instruments are highly flexible, intuitive, and ultra-sensitive full spectrum flow cytometers, utilizing state-of-the-art optics and low-noise electronics to provide excellent sensitivity and resolution, allowing researchers to resolve rare cell populations that were previously challenging to resolve. The optics and electronics designs, combined with flat-top beam profiles and a unique vacuum fluidics system, translate to outstanding performance from low to high sample flow rate, analyzing up to 35,000 events per second with certain configurations. Additionally, our optical design and unmixing algorithm make the instrument amenable to a wide array of applications and fluorochrome options, all without needing to reconfigure the instrument hardware as would otherwise be required on a CFC.

The Aurora system is available with three to five lasers and can detect more than 40 biomarkers in one sample tube. The Northern Lights system is available with one to three lasers and can detect more than 24 biomarkers in one sample tube. Both instruments are reconfigurable based on the desired number of lasers, which drives greater or less access to biomarkers. In addition, both instruments incorporate our SpectroFlo software, which offers an intuitive workflow from quality control to sample acquisition to data analysis, with technology-enabling tools that simplify running applications.

Our Aurora and Northern Lights systems are used in the study of infectious diseases, immunology, immunotherapy, immuno-oncology, oncology, inflammation, and drug discovery.

The Northern Lights CLC system was certified under the European Union In Vitro Diagnostic Medical Devices Directive (“IVDD”) in September 2020 and is registered as an in vitro diagnostic medical device under Northern Lights Clinical Flow Cytometer. The certification enables the Northern Lights CLC system to be sold into in vitro diagnostic laboratories in the European Union and in other countries around the world that accept this specific certification. The Northern Lights CLC system is also certified for in vitro diagnostic use as a Class II device in China.

Aurora Cell Sorter

Key to the discovery of unraveling cellular complexity is the ability to perform additional downstream genomic and proteomic studies on the specific subsets identified using high-dimensional phenotyping approaches. In June 2021, we began shipping our Aurora CS, which is the first highly flexible, intuitive and ultra-sensitive cell sorter that leverages the detection and sensitivity capabilities of our FSP technology to isolate living cell populations from lower to higher complexity panels beyond 40 biomarkers. Our FSP technology enables the processing of a tremendous amount of highly complex information to provide real-time unmixing and sorting capabilities at the field-programmable gate array level. The implications are significant in terms of flexibility and user experience, including experiment workflow transportability and assay reproducibility, enabling a 40-biomarker assay to be run in both the Aurora system and the Aurora CS, with similar results. With our technology, users can first identify cell populations and then isolate the live cells for downstream studies, such as single-cell RNA sequencing, proteomics, and cell biology. We believe this new technology will enable users to gain a deeper level of cell classification, take advantage of key trends and scientific expansion, and allow for greater applications in the research and clinical settings, such as with MRD, cell analysis and disease discovery.

Unlike other high-capacity sorters, we believe the Aurora CS is the only sorter that can accommodate the same number of parameters with the same sensitivity as the Aurora, system and isolate living cell populations of interest using the same panel and without having to alter the optical configuration, while also being able to sort panels designed for conventional analyzers.

Reagents and Kits

We recently launched our reagent products to provide additional options for researchers and clinical laboratories when choosing which biomarkers to run together in a panel, particularly since our Aurora, Northern Lights and Aurora CS systems allow for more fluorochromes to be run together than was previously commercially available. Our technology informed our fluorochrome development through the identification of areas within the spectrum for which there were currently no available fluorochrome options. Our cFluor reagents are fluorochrome conjugated antibodies used to identify cells of interest for analysis on our instruments. We offer and continue to develop cFluor immunoprofiling kits, which include the cFluor reagents and tools necessary to simplify the workflow from sample preparation to data analysis.

Our Class 1 registered single-color reagents are sold in China and we are evaluating 6-color reagent cocktails that identify and determine the percentages and absolute counts of T, B, and natural killer cells in peripheral blood (“TBNK reagents”). We are currently seeking approval to test the TBNK reagents in clinical trials in China. If the necessary China regulatory approvals are obtained without material delays, we expect to commence the clinical trials in September 2021, which are expected to be completed approximately six months thereafter. If the results of the trials are supportive, we plan to seek Class 3 registration for the TBNK reagents.

We expect these recent and planned reagent and application solutions to be a significant driver of our future reagent revenue and pull-through as our installed base of instruments grows.

Automated Micro-Sampling System and Automated Sample Loader System

Our Automated Micro-Sampling (“AMS”) system and Automated Sample Loader (“ASL”) system were commercially launched in 2018 and 2021, respectively. The AMS and ASL systems are automated plate loaders designed to integrate seamlessly into the Aurora and Northern Lights systems to increase sample throughput and add automation capabilities while using our FSP systems. The systems offer preset and fully customizable settings that allow the loader to be fine-tuned to each researcher’s experimental requirements. Their reliable 96-well plate acquisition solution maximizes productivity. The ASL also provides compatibility with 40-tube racks and suggested settings for each carrier type, which are fully customizable for unique applications and cell types to provide added versatility to researchers. Both systems have three throughput modes (high- throughput, default, low carryover) to meet changing customer priorities and provide optional automation capability for our Aurora and Northern Lights systems.

SpectroFlo Software

Our proprietary SpectroFlo software is integrated into our systems and is unique in that it offers an intuitive workflow from quality control to data analysis for our Aurora and Northern Lights systems. The software was developed specifically to streamline assay setup, data acquisition and file export and includes an automated quality control module. With the ability to import a previously designed experiment template, users are able to quickly set up their experiments and there is no need to re-enter or recreate controls, acquisition criteria, reagent information or data analysis worksheets. With our SpectroFlo software, users can conveniently and efficiently achieve live unmixing during acquisitions and autofluorescence extraction, and can obtain raw and unmixed FCS 3.1 files, the data standard for flow cytometry. With the SpectroFlo experiment workflow, users can start an experiment and gain data in three simple guided steps.

Customer Support Tools

We strive to continually innovate by developing new quantitative tools, which are integrated into our software or available to our customers free of charge on our website, to enable users to independently create high-color panels for use with our systems, to support efficient workflow solutions and to provide an intuitive user experience. As fluorochrome (color) selection is a key component of assay development and optimization, our full spectrum viewer is a unique tool capable of displaying the full emission spectrum of a fluorochrome (emission at different wavelengths post-excitation with multiple lasers). Our FSP technology provides an in-depth understanding of the fluorescence emission characteristics of nearly every color available in the market, and our full spectrum viewer provides users with comprehensive information regarding emission characteristics of the fluorochromes to optimize fluorochrome selection for assay development. As a complementary tool to our full spectrum viewer, we have developed the Similarity and the Complexity indices, which provide unique metrics for assessing fluorochrome compatibility within a panel. The Similarity index compares the emission spectrum of two dyes, identifying whether the dyes have unique characteristics or if the dyes are identical. This in turn determines whether they can be used together to analyze a sample in a flow cytometry assay. The Complexity index is a metric that predicts how well a panel of colors will work in combination to minimize loss of resolution and sensitivity.

DxP Athena

Our DxP Athena conventional flow cytometry system commercially launched in 2016 and is currently available for sale only in China. It is certified for clinical use by China National Medical Products Administration. The DxP Athena system incorporates DxP technology with efficient PMTs to enable high sensitivity and high resolution, and our proprietary QbSure software to ensure optimal daily instrument performance. The system is available in multiple configurations with one to three lasers and up to 13 fluorescence detection channels. The automated monthly clean bleach cycle minimizes downtime, streamlines maintenance and encourages compliance. Our AMS can also be integrated with the DxP Athena system to increase sample throughput and add automation capabilities.

SALES AND MARKETING

We distribute our products through our direct sales force and support organizations located in North America, Europe, China and several countries in the Asia-Pacific region, and through distributors or sales agents in several European, Latin American, Middle Eastern and Asia-Pacific countries. Our sales and marketing efforts are targeted at academic and governmental institutions, CROs, pharmaceutical companies and clinical laboratories focused on single-cell analysis.

Our sales process often involves interactions and demonstrations with multiple people within an organization. Some potential customers conduct in-depth evaluations of the system, including running experiments on our system and competing systems. In addition, in many countries outside of North America, sales to academic or governmental institutions require participation in a tender process involving preparation of extensive documentation and a lengthy review process. As a result of these factors and the budget cycles of our customers, the sales cycle on our instrument, the time from initial contact with a customer to our receipt of a purchase order, can be six months or longer.

MANUFACTURING AND SUPPLY

Our manufacturing operations are located in Fremont, California and Wuxi, China. We commenced manufacturing operations in Fremont, California in 2015. Our Fremont facility maintains ISO 9001 certification and manufactures our Aurora, Northern Lights and Aurora CS systems, as well as our reagents and spare parts. Our Wuxi manufacturing facility commenced operations in 2017 and maintains ISO 9001 and ISO 13485 certification. Our Wuxi facility also manufactures our instruments, reagents and spare parts and delivers certain instruments to our Fremont facilities for final assembly and testing. Our instruments and reagents for clinical use are currently manufactured only in our Wuxi facility.

We established a manufacturing facility in Wuxi, China to take advantage of the skilled workforce, supplier and partner network, lower operating costs and available government support. We are able to hire skilled employees from China’s existing in vitro diagnostic and optical product industry. China also has a broad network of potential suppliers and partners for our manufacturing operations and we are able to locally source a large portion of the raw materials required for our manufacturing processes. We have received incentive grants from the local Wuxi government for research, development, and manufacturing.

We believe that having dual sources for our products would help mitigate the potential impact of a production disruption at any one of our facilities to ensure a reliable and stable supply chain and product availability for our customers. We expect to relocate our Fremont headquarters and manufacturing facility in the third quarter of 2021 to provide us with capacity expansion capability that will be sufficient to support our growth. We expect that our existing manufacturing capacity for instrumentation and reagents will be sufficient to meet our anticipated needs for at least the next several years.

We rely on a limited number of suppliers for certain components and materials used in our systems. Key components in our products that are supplied by sole or limited source suppliers include certain lasers, semiconductors and mechanical components that are used in our optical, electrical and fluidic subassemblies. We do not currently have long-term supply contracts with the sole and single source suppliers of these key components, and there are no minimum purchase or payment requirements. While we are in the process of qualifying additional sources of supply, qualifications can take 12 to 24 months and, in some cases, longer. If we were to lose one or more of our sole or limited source suppliers, it would take significant time and effort to qualify alternative suppliers. Additionally, we believe we are not a major customer to most of our suppliers. These suppliers may therefore give other customers’ needs higher priority than ours, and we may not be able to obtain adequate supply in a timely manner or on commercially reasonable terms.

COMPETITION

We face significant competition within the life sciences tools market. We currently compete with established and emerging life sciences companies developing or commercializing flow cytometry and mass cytometry instruments, as well as other companies that design, manufacture and market instruments, consumables, reagent kits and software for, among other applications, cell analysis, immunophenotyping, and cell sorting, and/or provide services related to the same. Our direct competitors include Agilent Technologies, Beckman Coulter (Danaher Corporation), Becton, Dickinson and Company, Bio-Rad Laboratories, Fluidigm Corporation, Miltenyi Biotec, Sony Biotechnology (Sony Corporation) and Thermo Fisher Scientific. Our target customers may also elect to develop their workflows on CFCs, or using traditional methods, rather than implementing our platform and may decide to stop using our platform. In addition, there are many large, established companies in the life sciences tools market that we do not currently compete with but that could develop instruments, tools or other products that will compete with us in the future. These companies have substantially greater financial and other resources than we do, including larger research and development staff or more established marketing and sales forces.

For further discussion of the risks we face relating to competition, see the section titled “Risk factors— Risks Related to Our Business and Strategy—The market for cell analysis technologies and life sciences tools, including flow cytometry, is highly competitive, and if we cannot compete successfully with our competitors, we may be unable to increase or sustain our revenue, or achieve and sustain profitability.”

INTELLECTUAL PROPERTY

Our commercial success depends in part on our ability to obtain and maintain patent and other proprietary protection for our commercially important technology, inventions and know-how; to defend and enforce our parents; to operate without infringing, misappropriating or violating our proprietary rights. We have developed our own portfolio of issued patents and patent applications directed at our core and system level technology, including claims directed to methods and apparatus of flow cytometers and excitation, fluidics, emission and electronics technology in configurations of our Aurora, Northern Lights and Northern Lights CLC systems. We generally seek patent protection in the United States, Japan, China and selected countries of the European Union, such as France, Germany and the United Kingdom. Notwithstanding these efforts, we cannot be sure that patents will be granted with respect to any patent applications we have filed or may license or file in the future, and we cannot be sure that any patents we own or license or patents that may be licensed or granted to us in the future will not be challenged, invalidated or circumvented or that such patents will be commercially useful in protecting our technology. For more information regarding the risks related to our intellectual property, please see “Risk Factors—Risks Related to Our Intellectual Property.”

As of March 31, 2021, we own seven issued U.S. utility patents and one issued Japan utility patent. We have 29 pending utility patent applications, including 13 utility patent applications in the United States, six utility patent applications in the European Union, six utility patent applications in China and four utility patent applications in Japan. Assuming all maintenance fees are paid, the U.S. issued patents are expected to naturally expire between years 2023 and 2038.

Patents covering intellectual property relating to design-specific technologies invented by our researchers in Shanghai and Wuxi, China are filed in China and owned by our China subsidiaries, respectively. As of March 31, 2021, our Shanghai subsidiary owns 14 issued utility patents and has 9 pending invention patent applications, and our Wuxi subsidiary owns 17 issued utility patents and has nine pending patent applications, including two pending utility patent applications and seven pending invention patent applications.

To our knowledge, there are no third party claims or contested proceedings with the issued patents or pending patent applications other than the ordinary course proceedings with pending patent applications before the respective patent offices. However, the patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our patents may not enable us to obtain or keep any competitive advantage. Our pending U.S. and foreign patent applications may not issue as patents or may not issue in a form that will be advantageous to us. Any patents we have obtained or do obtain may be challenged by re-examination, opposition or other administrative proceeding, or may be challenged in litigation, and such challenges could result in a determination that the patent is invalid. In addition, competitors may be able to design alternative methods or devices that avoid infringement of our patents. Furthermore, numerous U.S. and foreign-issued patents and patent applications owned by third parties exist in the fields in which our products compete. Because patent applications can take many years to publish, there may be applications unknown to us, which may result, in issued patents that our existing or future products or technologies may be alleged to infringe. To the extent our intellectual property protection offers inadequate protection, or is found to be invalid, we are exposed to a greater risk of direct competition. If our intellectual property does not provide adequate protection against our competitors’ products, our competitive position could be adversely affected, as could our business. Both the patent application process and the process of managing patent disputes can be time consuming and expensive. Furthermore, the laws of some foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States.

In addition to pursuing patents on our technology, we have taken steps to protect our intellectual property and proprietary technology by entering into confidentiality agreements and intellectual property assignment agreements with our employees, consultants, corporate partners and, when needed, our advisors. Such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements, and we may not be able to prevent such unauthorized disclosure. Monitoring unauthorized disclosure is difficult, and we do not know whether the steps we have taken to prevent such disclosure are, or will be, adequate.

Our commercial success may depend in part on our non-infringement of the patents or proprietary rights of third parties. Third parties have asserted and may assert in the future that we are employing their proprietary technology without authorization. Competitors may assert that our products infringe their intellectual property rights as part of a business strategy to impede our successful entry into those markets and there has been substantial litigation regarding patent and other intellectual property rights in the medical device industry. In addition, our competitors and others may have patents or may in the future obtain patents and claim that use of our products infringes these patents. We could incur substantial costs and divert the attention of our management and technical personnel in defending any of these claims. Parties making claims against us may be able to obtain injunctive or other relief, which could block our ability to develop, commercialize and sell products, and could result in the award of substantial damages against us. In the event of a successful claim of infringement against us, we may be required to pay damages, obtain one or more licenses from third parties, or be prohibited from selling certain products. We may not be able to obtain these licenses at a reasonable cost, if at all.

KEY AGREEMENTS, LICENSES AND COLLABORATIONS

Biotium, Inc. Supply and License Agreement

On September 1, 2020, we entered into a Supply and License Agreement with Biotium, Inc. (“Biotium”) pursuant to which Biotium agreed to supply, and we obtained a worldwide, non-exclusive license to market and resell to our customers and distributors, certain Biotium products to conjugate proteins and/or antibodies and to use such conjugates as a component in our cFluor reagent products, for research and analyte-specific reagents (as defined by 21 CFR 864.4020) use only (the “Field of Use”) (the “Biotium Agreement”). In consideration for such rights, we paid Biotium an upfront fee of $20,000 and will pay Biotium royalties at a mid-to-high single digit percentage rate on worldwide net sales on licensed products within the Field of Use. The Biotium Agreement terminates on the expiration of the last to expire of the valid claims of the Biotium patents subject to the Biotium Agreement. Either party may terminate the Biotium Agreement for the other party’s bankruptcy or uncured material breach or if no Biotium product is purchased for an extended period; however, if such termination is by Biotium, we will have the opportunity to make a purchase following written notice from Biotium to avoid such termination. Our license under the Biotium Agreement does not include diagnostic use, which may be added through an amendment and additional payment to Biotium.

Becton, Dickinson and Company Settlement, License and Equity Issuance Agreement

On February 13, 2018, BD filed a lawsuit against us alleging trade secret misappropriation and copyright infringement. On October 6, 2020, we entered into a Settlement, License and Equity Issuance Agreement with BD, pursuant to which we and BD agreed to a mutual release of all claims against each other as of the date thereof (the “BD Agreement”). As part of the settlement, BD granted us a non-exclusive, irrevocable, perpetual, worldwide, and non-transferrable license to certain BD patents, and covenanted that it would not enforce, or permit or encourage the enforcement of BD patents against us or our affiliates in connection with the development, manufacture, use, importation, offer for sale or sale of our then-current instruments. In exchange, we agreed that we and our affiliates would not dispute or challenge in a legal proceeding the validity, enforceability or scope of the applicable BD patent claims and agreed to make certain payments to BD, including (i) a one-time upfront payment of $2.0 million, (ii) a low single digit royalty payment for ten years, based on net sales of certain of our products, (iii) a $6.0 million milestone payment upon the occurrence of a certain sales threshold, and (iv) a specified payment upon the closing of a change of control transaction, if any. We also issued 1,565,698 shares of our common stock to BD during the year ended December 31, 2020 in connection with the BD settlement.

HUMAN CAPITAL RESOURCES

We are focused on developing innovative products to meet unmet market needs and maintaining a diverse and inclusive work environment where employees are respected and encouraged to share their unique perspectives and ideas. As of March 31, 2021, we had 391 employees, of which 390 are full-time employees, including 107 employees in research and development, 79 employees in sales and marketing, 167 employees in manufacturing and operations, and 38 employees in general and administrative. We believe that the success of our business will depend, in part, on our ability to attract and retain qualified personnel. None of our employees is represented by is a labor union or are a party to a collective bargaining agreement and we believe that we have strong employee relations.

Culture and Values

We seek to maintain high ethical standards and a culture that values honesty, integrity, accountability and transparency in all that we do. We are committed to our employees and to the communities we serve worldwide. It is our philosophy to foster open communication and our employees are encouraged to provide input on ways to improve our business strategy and tactics, work environment and organization. We believe that our ability to provide employees with a dynamic environment and professional growth opportunities drives a culture embedded in our values.

Business Ethics

We are committed to conducting our business activities with employees, consultants, vendors, customers, communities and stockholders with integrity and fairness and in accordance with the highest ethical standards.

We believe that our conduct has a direct impact on our reputation, our brand and our stakeholders. We are focused on ensuring that our legal, compliance and risk mitigation protocols further enhance our ability to comport ourselves with the highest levels of ethical standards.

Talent Attraction, Retention and Engagement

By focusing on individual performance, as well as teamwork and collaboration, we believe that we foster an environment that helps employees excel as individuals and as team members. To further engage and incentivize our workforce, we offer programs and avenues for support, motivation and professional development. For example, we utilize both instructor-led training and online learning to deliver proprietary, targeted training courses designed to position our commercial organization as the leading cell analysis solutions provider. For our talent pipeline development, we work closely with individual business functions to provide training and hands-on support for managers and leaders.

Compensation Philosophy

We strive to provide comprehensive compensation, including cash, equity, benefits and services that attract, motivate and retain exceptional employees. Compensation is driven by local market conditions, internal equity and employee performance.

Health and Wellness

We offer a comprehensive package including: 401(k) plan with a company-match component, medical, dental and vision insurance, life insurance, short- and long-term disability insurance, 18 paid vacation days per year or flexible time off (depending on employee level), paid days for illness and family emergencies, and health savings and flexible spending accounts.

FACILITIES

We currently lease approximately 12,000 square feet of office and laboratory space at our headquarters in Fremont, California on a month-to-month basis. We plan to relocate our headquarters in the third quarter of 2021 to another facility in Fremont, California with approximately 99,000 square feet of office and laboratory space pursuant to a lease that is expected to expire in December 2028. We lease approximately 40,000 square feet of manufacturing and office space at our facility in Wuxi, China, under leases expiring in May and October 2022 respectively, and approximately 14,000 square feet of office and laboratory space at our facility in Shanghai, China, under multiple leases expiring between November 2021 and October 2022. We also lease office space in Seattle, Washington; Bethesda, Maryland; Beijing, China; and Amsterdam, Netherlands. We believe that our existing office, laboratory and manufacturing space, together with additional space and facilities available on commercially reasonable terms, will be sufficient to meet our current and future needs.

ENVIRONMENTAL MATTERS

Our research and development and manufacturing processes involve the controlled use of hazardous materials, including flammables, toxics, corrosives and biologics. Our research operations produce hazardous biological and chemical waste products. We seek to comply with applicable laws regarding the handling and disposal of such materials. Given the small volume of such materials used or generated at our facilities, we do not expect our compliance efforts to have a material effect on our capital expenditures, earnings and competitive position. However, we cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. We do not currently maintain separate environmental liability coverage and any such contamination or discharge could result in significant cost to us in penalties, damages and suspension of our operations.

LEGAL PROCEEDINGS

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. There are currently no claims or actions pending against us, the ultimate disposition of which we believe could have a material adverse effect on our results of operations.

GOVERNMENT REGULATION AND PRODUCT APPROVAL

Our Northern Lights system has been approved for clinical use in the European Union and China and we plan to continue generating supporting publications and data, as well as pursue any required regulatory approvals for clinical use in the United States. In the United States, our products are currently labeled and promoted, and are, and in the near-future are expected to continue to be, sold primarily to academic and research institutions and biopharmaceutical companies as research use only (“RUO”) products, and are not currently designed, or intended to be used, for clinical diagnostic tests. However, as we continue to expand our product lines and the applications and uses of our existing products into new fields, certain of our current or future products could become subject to regulation by the United States Food and Drug Administration (the “FDA”) or comparable international agencies, including requirements for regulatory clearance, authorization or approval of such products before they can be marketed. Also, even if our products are labeled, promoted and intended as RUO, the FDA or comparable international agencies could disagree with our conclusion that our products are intended for research use only or deem our sales, marketing and promotional efforts as being inconsistent with RUO products. For example, our customers may independently elect to use our RUO labeled products in their own laboratory-developed tests (“LDT”) for clinical diagnostic use, which could subject our products to government regulation, even if clinical uses of our RUO products by our customers were done without our consent.

FDA regulation of medical devices

The FDA and other U.S. and foreign governmental agencies regulate, among other things, with respect to medical devices:

•	design, development and manufacturing;

•	testing, labeling, content and language of instructions for use and storage;

•	clinical trials;

•	product safety;

•	marketing, sales and distribution;

•	pre-market clearance and approval;

•	record keeping procedures;

•	advertising and promotion;

•	recalls and field safety corrective actions;

•	post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury;

•	post-market approval studies; and

•	product import and export.

In the United States, numerous laws and regulations govern all the processes by which medical devices are brought to market and marketed. These include the FDCA and the FDA’s implementing regulations, among others.

FDA pre-market clearance and approval requirements

Each medical device we seek to commercially distribute in the United States must first receive 510(k) clearance, de novo classification, or approval of a pre-market approval (PMA) application, from the FDA, unless specifically exempted. Both the 510(k) clearance and PMA processes can be resource intensive, expensive and lengthy, and require payment of significant user fees, unless an exemption is available.

The FDA classifies all medical devices into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA’s General Controls for medical devices, which include compliance with the applicable portions of the Quality System Regulation(“QSR”), facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to the FDA’s General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, post-market surveillance, patient registries and additional conditions set forth in FDA guidance documents. While most Class I devices are exempt from the 510(k) pre-market notification requirement, manufacturers of most Class II devices are required to submit to the FDA a pre-market notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. The FDA’s permission to commercially distribute a device subject to a 510(k) pre-market notification is generally known as 510(k) clearance. Devices deemed by the FDA to pose the greatest risks, such as life-sustaining, life-supporting or some implantable devices are placed in Class III, requiring approval of a PMA application. Some pre-amendment devices are unclassified, but are subject to the FDA’s pre-market notification and clearance process in order to be commercially distributed.

Our products are expected to be classified as Class II devices.

510(k) clearance process

To obtain 510(k) clearance, we must submit a pre-market notification to the FDA demonstrating that the proposed device is substantially equivalent to a previously-cleared 510(k) device, a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of PMA applications, or is a device that has been reclassified from Class III to either Class II or I. In rare cases, Class III devices may be cleared through the 510(k) process. The FDA’s 510(k) clearance process usually takes from three to 12 months from the date the application is submitted and filed with the FDA, but may take significantly longer, particularly for a novel type of product. Although many 510(k) pre-market notifications are cleared without clinical data, in some cases, the FDA requires significant clinical data to support substantial equivalence. In reviewing a pre-market notification submission, the FDA may request additional information, including clinical data, which may significantly prolong the review process.

If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. If the FDA determines that the device is “not substantially equivalent” to a previously cleared device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements, or can request a risk-based classification determination for the device in accordance with the de novo classification process, which is a route to market for novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device. Once a de novo application is reviewed and approved, it results in the device having a Class II status and future devices from the company or a competitor may use the company’s de novo-classified device as a 510(k) predicate.

After a device receives 510(k) clearance, any subsequent modification of the device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new

510(k) clearance or could require a PMA. The FDA requires each manufacturer to make this determination initially, but the FDA may review any such decision and may disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA may require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or approval of a PMA is obtained. Under these circumstances, the FDA may also subject a manufacturer to significant regulatory fines or other penalties.

Over the last several years, the FDA has proposed reforms to its 510(k) clearance process, and such proposals could include increased requirements for clinical data and a longer review period, or could make it more difficult and costly for manufacturers to utilize the 510(k) clearance process for their products. For example, in November 2018, FDA officials announced forthcoming steps that the FDA intends to take to modernize the pre-market notification pathway under Section 510(k) of the FDCA. Among other things, the FDA announced that it planned to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates. These proposals included plans to potentially sunset certain older devices that were used as predicates under the 510(k) clearance pathway, and to potentially publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than ten years old. The FDA also announced that it intends to finalize guidance to establish a pre-market review pathway for “manufacturers of certain well-understood device types” as an alternative to the 510(k) clearance pathway and that such pre-market review pathway would allow manufacturers to rely on objective safety and performance criteria recognized by the FDA to demonstrate substantial equivalence, obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process.

In May 2019, the FDA solicited public feedback on its plans to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates, including whether the FDA should publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than ten years old. The FDA requested public feedback on whether it should consider certain actions that might require new authority, such as whether to sunset certain older devices that were used as predicates under the 510(k) clearance pathway. These proposals have not yet been finalized or adopted, and the FDA may work with Congress to implement such proposals through legislation. More recently, in September 2019, the FDA finalized the aforementioned guidance to describe an optional “safety and performance based” pre-market review pathway for manufacturers of “certain, well-understood device types” to demonstrate substantial equivalence under the 510(k) clearance pathway, by demonstrating that such device meets objective safety and performance criteria established by the FDA, obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. The FDA intends to maintain a list of device types appropriate for the “safety and performance based pathway” and develop product-specific guidance documents that identify the performance criteria for each such device type, as well as the testing methods recommended in the guidance documents, where feasible.

Legislative or regulatory reforms in the United States or the EU may make it more difficult and costly for us to obtain regulatory clearances or approvals for our products or to manufacture, market or distribute our products after clearance or approval is obtained.

De novo classification process

Medical device types that the FDA has not previously classified as Class I, II, or III are automatically classified into Class III regardless of the level of risk they pose. The Food and Drug Administration Modernization Act of 1997 established a new route to market for low to moderate risk medical devices that are automatically placed into Class III due to the absence of a predicate device called the “Request for Evaluation of Automatic Class III Designation,” or the de novo classification procedure. This procedure allows a manufacturer whose novel device is automatically classified into Class III to request down-classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA application. Prior to the enactment of the Food and Drug Administration

Safety and Innovation Act (FDASIA) in July 2012, a medical device could only be eligible for de novo classification if the manufacturer first submitted a 510(k) pre-market notification and received a determination from the FDA that the device was not substantially equivalent. FDASIA streamlined the de novo classification pathway by permitting manufacturers to request de novo classification directly without first submitting a 510(k) pre-market notification to the FDA and receiving a not substantially equivalent determination. FDA is required to classify the device within 120 days following receipt of the de novo application. If the manufacturer seeks reclassification into Class II, the manufacturer must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. In addition, the FDA may reject the reclassification petition if it identifies a legally marketed predicate device that would be appropriate for a 510(k) or determines that the device is not low to moderate risk or that general controls would be inadequate to control the risks and special controls cannot be developed.

Pre-market approval process

A PMA application must be submitted if the medical device is in Class III (although the FDA has the discretion to continue to allow certain pre- amendment Class III devices to use the 510(k) process) or cannot be cleared through the 510(k) process. A PMA application must be supported by, among other things, extensive technical, preclinical, and clinical trials, as well as manufacturing and labeling data to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device.

Research Use Only

Our products and operations may be subject to extensive and rigorous regulation by the FDA and other federal, state, or local authorities, as well as foreign regulatory authorities. Certain of our products are currently marketed as RUO. An RUO product is one that is not intended for clinical diagnostic use and must be labeled “For Research Use Only. Not for use in diagnostic procedures.” RUO products cannot make any claims related to safety, effectiveness or diagnostic utility and they cannot be intended for human clinical diagnostic use. Products that are intended for research use only and are properly labeled as RUO are exempt from compliance with the FDA requirements discussed above, including the approval or clearance and most QSR requirements. A product labeled RUO but intended to be used diagnostically may be viewed by the FDA as adulterated and misbranded under the FDC Act and is subject to FDA enforcement activities. The FDA may consider the totality of the circumstances surrounding distribution and use of an RUO product, including how the product is marketed, when determining its intended use. In November 2013 the FDA issued a guidance document entitled “Distribution of In Vitro Diagnostic Products Labeled for Research Use Only or Investigational Use Only” (RUO Guidance) which highlights the FDA’s interpretation that distribution of RUO products with any labeling, advertising or promotion that suggests that clinical laboratories can validate the test through their own procedures and subsequently offer it for clinical diagnostic use as a laboratory developed test is in conflict with RUO status. The RUO Guidance further articulates the FDA’s position that any assistance offered in performing clinical validation or verification, or similar specialized technical support, to clinical laboratories, conflicts with RUO status. If the FDA were to determine, based on the totality of circumstances, that our products labeled and marketed for RUO are intended for diagnostic purposes, they would be considered medical products that will require clearance or approval prior to commercialization.

Laboratory-developed tests (LDTs)

LDTs have generally been considered to be tests that are designed, developed, validated and used within a single laboratory. The FDA takes the position that it has the authority to regulate such tests as medical devices under the FDC Act. The FDA has historically exercised enforcement discretion and has not required clearance or approval of LDTs prior to marketing.

On October 3, 2014, the FDA issued two draft guidance documents regarding oversight of LDTs. These draft guidance documents proposed more active review of LDTs. The draft guidance documents have been the subject of considerable controversy, and in November 2016, the FDA announced that it would not be finalizing the 2014 draft guidance documents. On January 13, 2017, the FDA issued a discussion paper which laid out elements of a possible revised future LDT regulatory framework, but did not establish any regulatory requirements.

The FDA’s efforts to regulate LDTs have prompted the drafting of legislation governing diagnostic products and services that sought to substantially revamp the regulation of both LDTs and in vitro diagnostics, or IVDs. Congress may act to provide further direction to the FDA on the regulation of LDTs.

Pervasive and continuing U.S. Food and Drug Administration regulation

After a medical device is placed on the market, numerous FDA regulatory requirements apply, including, but not limited to the following:

•	the QSR, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures during the manufacturing process;

•

establishment registration, which requires establishments involved in the production and distribution of medical devices, intended for commercial distribution in the United States, to register with the FDA;

•	medical device listing, which requires manufacturers to list the devices they have in commercial distribution with the FDA;

•

clearance or approval of product modifications to 510(k)-cleared devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of our cleared devices;

•

medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

•

correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

•

complying with the new federal law and regulations requiring Unique Device Identifiers (UDI) on devices and also requiring the submission of certain information about each device to the FDA’s Global Unique Device Identification Database;

•	the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations;

•

labeling regulations, which prohibit “misbranded” devices from entering the market, as well as prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling; and

•

post-market surveillance including Medical Device Reporting, which requires manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury, or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur.

The FDA enforces these requirements by inspection and market surveillance. Failure to comply with applicable regulatory requirements may result in enforcement action by the FDA, which may include one or more of the following sanctions:

•	untitled letters or warning letters;

•	customer notifications for repair, replacement or refunds;

•	fines, injunctions, consent decrees and civil penalties;

•	mandatory recall or seizure of our products;

•	administrative detention or banning of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing our request for 510(k) clearance or PMA of new product versions;

•	revocation of 510(k) clearance or PMAs previously granted; and

•	criminal prosecution and penalties.

Foreign Government Regulation

The regulatory review process for medical devices varies from country to country, and many countries also impose product standards, packaging requirements, environmental requirements, labeling requirements and import restrictions on devices. Each country has its own tariff regulations, duties, and tax requirements. Failure to comply with applicable foreign regulatory requirements may subject a company to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions, criminal prosecution or other consequences.

European Union

Our portfolio of products is regulated in the European Union as a medical device per the European Union Directive 93/42/EEC, also known as the Medical Device Directive, or MDD. The MDD sets out the basic regulatory framework for medical devices in the European Union. The system of regulating medical devices operates by way of a certification for each medical device. Each certified device is marked with the CE Mark which shows that the device has a Certificat de Conformité. There are national bodies known as Competent Authorities in each member state which oversee the implementation of the MDD within their jurisdiction. The means for achieving the requirements for the CE Mark vary according to the nature of the device. Devices are classified in accordance with their perceived risks, similarly to the U.S. system. The class of a product determines the conformity assessment required before the CE Mark can be placed on a product. Conformity assessments for our products are carried out as required by the MDD. Each member state can appoint Notified Bodies within its jurisdiction. If a Notified Body of one- member state has issued a Certificat de Conformité, the device can be sold throughout the European Union without further conformance tests being required in other member states. The CE Mark is contingent upon continued compliance with the applicable regulations and the quality system requirements of the ISO 13485 standard. Our current CE Mark is issued by The Ministry of Health, Welfare and Sport in the Netherlands.

After the product has received the CE Mark and been placed on the market in the EEA, a manufacturer must comply with a number of regulatory requirements relating to:

•	registration of medical devices in individual EEA countries;

•	pricing and reimbursement of medical devices;

•	establishment of post-marketing surveillance and adverse event reporting procedures;

•	field safety corrective actions, including product recalls and withdrawals; and

•	interactions with physicians.

In 2017, the European Parliament passed the Medical Devices Regulation, which repeals and replaces the EU Medical Devices Directive. Unlike directives, which must be implemented into the national laws of the EEA member States, the regulations would be directly applicable, without the need for adoption of EEA member State laws implementing them, in all EEA member States and are intended to eliminate current differences in the regulation of medical devices among EEA member States. The Medical Devices Regulation, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EEA for medical devices and in vitro diagnostic devices and ensure a high level of safety and health while supporting innovation.

The Medical Devices Regulation will however only become applicable three years after publication. The effective date was further postponed by the European Commission for one year due to the COVID-19 pandemic, to May 2021. Once applicable, the new regulations will among other things:

•	strengthen the rules on placing devices on the market and reinforce surveillance once they are available;

•	establish explicit provisions on manufacturers’ responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;

•	improve the traceability of medical devices throughout the supply chain to the end user or patient through a unique identification number;

•	set up a central database to provide patients, healthcare professionals and the public with comprehensive information on products available in the EU; and

•	strengthen rules for the assessment of certain high-risk devices, such as implants, which may have to undergo an additional check by experts before they are placed on the market.

To the extent that our products have already been certified under the existing regulatory framework, the MDR allows us to market them provided that the requirements of the transitional provisions are fulfilled. In particular, the certificate in question must still be valid. Under article 120(2) MDR, certificates issued by notified bodies before May 25, 2017 will remain valid until their indicated expiry dates. By contrast, certificates issued after May 25, 2017 will be void at the latest by May 27, 2024. Accordingly, before that date, we will need to obtain new CE Certificates of Conformity. Furthermore, the regulation introduces UDI, a bar code that must be placed on the label of the device or on its packaging and manufacturers will be obligated to file adverse effects reports via the Eudamed platform in case there is an increase in the frequency or severity of incidents related to the medical device.

Other healthcare laws

Our current and future business activities are subject to healthcare regulation and enforcement by the federal government and the states and foreign governments in which we conduct our business. These laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims and physician sunshine laws and regulations.

The federal Anti-Kickback Statute prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving or providing remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce either the referral of an individual, for an item or service or the purchasing, leasing, ordering, or arranging for or recommending the purchase, lease or order of any good, facility, item or service, for which payment may be made, in whole or in part, under federal healthcare programs such as the Medicare and Medicaid programs. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the Anti-Kickback Statute has been violated. In addition, a person or entity does not need to have actual knowledge of this statute or specific intent to violate it to have committed a violation.

Additionally, the civil False Claims Act prohibits, among other things, knowingly presenting or causing the presentation of a false or fraudulent claim for payment to, or approval by, the U.S. government. In addition to actions initiated by the government itself, the statute authorizes actions to be brought on behalf of the federal government by a private party having knowledge of the alleged fraud. Because the complaint is initially filed under seal, the action may be pending for some time before the defendant is even aware of the action. If the government intervenes and is ultimately successful in obtaining redress in the matter, or if the plaintiff succeeds in obtaining redress without the government’s involvement, then the plaintiff will receive a percentage of the recovery. The federal government is using the False Claims Act, and the accompanying threat of significant liability, in its investigation and prosecution of life sciences companies throughout the country, for example, in connection with the promotion of products for unapproved uses and other sales and marketing practices. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act. The government has obtained multi-million and multi-billion dollar settlements under the False Claims Act in addition to individual criminal convictions under applicable criminal statutes. Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers’ and manufacturers’ compliance with applicable fraud and abuse laws.

The civil monetary penalties statute imposes penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

The majority of states also have anti-kickback laws which establish similar prohibitions and, in some cases, may apply to items or services reimbursed by any third-party payor, including commercial insurers.

HIPAA created new federal criminal statutes that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Like the Anti-Kickback Statute, a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it to have committed a violation.

The shifting commercial compliance environment and the need to build and maintain robust and expandable systems to comply with different compliance and/or reporting requirements in multiple jurisdictions increase the possibility that a healthcare company may violate one or more of the requirements. If our future operations are found to be in violation of any of such laws or any other governmental regulations that apply to us, we may be subject to significant penalties, including, without limitation, civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, exclusion from participation in federal and state healthcare programs and imprisonment.

U.S. Foreign Corrupt Practices Act

The U.S. Foreign Corrupt Practices Act, or FCPA, prohibits U.S. corporations and their representatives from directly or indirectly offering, promising, authorizing or making corrupt payments, gifts or transfers to any foreign government official, government staff member, political party or political candidate in an attempt to obtain or retain business. The scope of the FCPA would include interactions with certain healthcare professionals in many countries.

MANAGEMENT

The following table sets forth information for our executive officers and directors as of April 15, 2021:

Name	Age	Position
Executive Officers
Wenbin Jiang, Ph.D.	57	President, Chief Executive Officer and Director
Ming Yan, Ph.D.	58	Chief Technology Officer and Director
Patrik Jeanmonod	55	Chief Financial Officer
Valerie Barnett	46	General Counsel and Corporate Secretary
Allen Poirson, Ph.D.	61	Senior Vice President, Marketing & Corporate Development

Non-Employee Directors
Jack Ball(1)(2)	74	Director
Tess Cameron(1)(3)	35	Director
Feng Deng(2)(3)	57	Director
Gisele Dion(1)(2)	54	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers

Wenbin Jiang, Ph.D. has served as the Chief Executive Officer and a member of our board of directors since December 2014. Dr. Jiang is also a co-founder of our company. In 1998, Dr. Jiang co-founded E2O Communications, Inc., a fiber optic subsystems manufacturing company, which was acquired by JDS Uniphase Corporation in 2004. Dr. Jiang is an inventor of more than 95 U.S. patents and an author of five book chapters and over 50 peer-reviewed technical papers. Dr. Jiang holds a B.S. in Physics and M.S. in Optics & Laser Physics from Fudan University and a Ph.D. in Electrical Engineering from University of California, Santa Barbara.

We believe that Dr. Jiang’s extensive experience as an executive in the technology industry provides him with the qualifications and skills to serve on our board of directors and as our Chief Executive Officer.

Ming Yan, Ph.D. has served as the Chief Technology Officer and a member of the board of directors since 2015. Dr. Yan is also a co-founder of our company. Dr. Yan has over 20 years of experience in research and development. Prior to joining our company, Dr. Yan held research and development positions at AT&T Bell Laboratories, a research and development division of AT&T Communications, a telecommunication company, Lawrence Livermore National Labs, a federal research facility and BD Biosciences, a biotechnology company. Dr. Yan has published several research papers relating to laser spectroscopy and cell analysis in top peer-reviewed journals. He has over a dozen patents and pending patent applications for his innovations. Dr. Yan holds a B.S. in Physics from Fudan University and a Ph.D. in Electrical Engineering from the City University of New York.

We believe that Dr. Yan’s extensive experience in the biotechnology field, and in particular, with flow cytometry, provides him with the qualifications and skills to serve on our board of directors and as our Chief Technology Officer.

Patrik Jeanmonod has served as the Chief Financial Officer since November 2018. Prior to joining our company, Mr. Jeanmonod served as Vice President of Finance at Core Brands, LLC, an electronic manufacturing company, from 2013 to 2018. Mr. Jeanmonod held executive positions in finance at various companies, including three leading contract research organizations: Covance Inc., a pharmaceutical company, Bridge Pharmaceuticals, Inc., a drug development research organization, and Synteract, Inc., a contract research organization. Mr. Jeanmonod holds an M.S. in Business Management from the University of Geneva.

Valerie Barnett has served as the General Counsel since January 2021 and Corporate Secretary since April 2021. Ms. Barnett served as Vice President, Legal and Corporate Secretary at Dermira, Inc., a biopharmaceutical company focused on dermatologic diseases, from 2015 to 2020 until its acquisition by Eli Lilly and Company. Ms. Barnett also served as Associate General Counsel at Fluidigm Corporation, a biotechnology tools company, from 2011 to 2015. Prior to that, Ms. Barnett practiced law as a corporate and securities attorney at Wilson Sonsini Goodrich & Rosati. Ms. Barnett holds a B.A. in Political Science from the University of California, Irvine and a J.D. from Cornell Law School.

Allen Poirson, Ph.D. has served the Senior Vice President, Marketing and Corporate Development since April 2021. Dr. Poirson also served as a member of our board of directors from August 2018 to March 2021. Immediately prior to joining Cytek’s operational team, Dr. Poirson was the Senior Vice President of Business Development at twoXAR, Inc, a biopharmaceutical company. Dr. Poirson also previously served as Chief Executive Officer and Chair of Sony Biotechnology Inc., a biotechnology company. Dr. Poirson’s domain expertise includes analytic instruments, computational biotechnology, medical devices, in vitro diagnostics, chemistry and software. Dr. Poirson has formal scientific training in neuroscience and has held research positions at Howard Hughes Medical Institute, a non-profit medical research organization and NASA, a federal aeronautics and space research agency. Dr. Poirson holds a B.A. and a Ph.D. in Psychology from Stanford University.

Non-Employee Directors

Jack Ball has served as a member of our board of directors since September 2018. Mr. Ball also serves as the President of Tyball Associates LLC and serves on the board of directors of Carterra, Inc., a biotechnology company, NanoCellect Biomedical, Inc., a biotechnology company. From October 2010 to March 2021, Mr. Ball served on the board of directors of Swift Biosciences Inc., a biotechnology company. From September 2013 to December 2019, Mr. Ball served as Chief Executive Officer and a board member at Solulink Inc., a biotechnology company. From February 2006 to July 2011, Mr. Ball was Chief Commercial Officer at Accuri Cytometers, Inc., a medical instruments company, which was sold to Becton Dickinson & Co in March 2011. Prior to that, Mr. Ball was Chief Executive Officer at Amnis Corporation, a biotechnology company, Chief Commercial Officer at Molecular Probes, Inc., a biotechnology company, Senior Vice President and General Manager at Orchid Biosciences, a DNA testing services biotechnology company and President for North America at Amersham Biosciences Corp., a healthcare company. Mr. Ball holds a B.S. in Agriculture from the University of Georgia.

We believe that Mr. Ball’s extensive experience as executives in flow cytometry instrument and reagent companies provides him with the qualifications and skills to serve as a director of our company.

Tess Cameron has served as a member of our board of directors since April 2021. Ms. Cameron is the Principal, Strategic Finance at RA Capital Management, LP. From January 2018 to June 2020, Ms. Cameron served as the Head of Finance of Foghorn Therapeutics, Inc., a pharmaceutical company. From January 2017 to January 2018, Ms. Cameron served as the Director, Financial and Business Planning at WAVE Life Sciences Ltd., a biotechnology company. Prior to that Ms. Cameron was the Associate Director, Finance Business Planning and Senior Finance Manager at Biogen Inc., a biotechnology company and worked at McKinsey & Company, a management consulting company. Ms. Cameron holds a B.A. in Economics and Peace Conflict Studies from Victoria University, University of Toronto and graduated from the Mini-MBA program at the Tuck School of Business, Dartmouth College.

We believe that Ms. Cameron’s extensive experience in finance provides her with the qualifications and skills to serve as a director of our company.

Feng Deng has served as a member of our board of directors since August 2018. Mr. Deng founded Northern Light Venture Capital in 2005. Mr. Deng also serves as a member of the board of directors of Burning Rock Biotech Limited, a biotechnology company. Prior to Northern Light Venture Capital, he was a co-founder of NetScreen Technologies, a network security company, which went public on NASDAQ and was later acquired by Juniper Networks, a network equipment manufacturing company in 2004. Mr. Deng has extensive technical and managerial experiences in computer, communication and data networking industries and holds numerous patents of invention in computer system architecture and integrated circuit design. Mr. Deng holds a B.S. and M.S. in electrical engineering from Tsinghua University, an M.S. in computer engineering from the University of Southern California and an M.B.A. from the Wharton School, University of Pennsylvania.

We believe that Mr. Deng’s extensive experience in entrepreneurship and venture investment provides him with the qualifications and skills to serve as a director of our company.

Gisele Dion has served as a member of our board of directors since March 2021. Ms. Dion was the Senior Advisor to the Chief Financial Officer of Takeda Pharmaceutical Ltd., a pharmaceutical company from March 2021 to June 2021. Prior to that, she served as the Senior Vice President, Chief Accounting Officer and Corporate Controller at Takeda Pharmaceutical Ltd. from January 2019 to March 2021. Prior to that, Ms. Dion was the Senior Vice President, Chief Accounting Officer and Corporate Controller at Shire Pharmaceuticals LLC, a biopharmaceutical company, from January 2016 to January 2019. From 2007 to January 2016, she served as Corporate Controller and Senior Director of Technical Accounting of Biogen Inc., a biotechnology company. Ms. Dion received a B.S. in Accounting and Management Information Systems from Fairfield University.

We believe that Ms. Dion’s extensive experience in finance and accounting provides her with the qualifications and skills to serve as a director of our company.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Composition of Our Board of Directors

The members of our board of directors were elected pursuant to the provisions of an amended and restated voting agreement dated October 23, 2020, as amended, or the Voting Agreement. Under the terms of the Voting Agreement, the stockholders who are party to the Voting Agreement have agreed to vote their respective shares so as to elect: (A) one director designated by Northern Lights Venture Capital V, Ltd., currently Feng Deng; (B) one director designated by CTKBS Holdings Limited, currently vacant, (C) one director designated by entities affiliated with RA Capital Management, currently Tess Cameron; (D) one director designated by the holders of a majority of the outstanding shares of common stock, currently Ming Yan; (E) the then-serving Chief Executive Officer, currently Wenbin Jiang; (F) two directors not otherwise affiliated with us or our stockholders who are mutually acceptable to the other members of the board, currently Jack Ball and Gisele Dion; and (G) one vacancy. The Voting Agreement will terminate upon the closing of this offering, following which none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and additionally as required. Our board of directors currently consists of eight directors. Our amended and restated certificate of incorporation upon the closing of this offering, will provide that the authorized number of directors may be changed only by resolution approved by a majority of our board of directors. In accordance with our amended and restated certificate of incorporation upon the closing of this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be Tess Cameron and Feng Deng, and their terms will expire at our first annual meeting of stockholders following this offering;

•	the Class II directors will be Ming Yan, Ph.D. and Jack Ball, and their terms will expire at our second annual meeting of stockholders following this offering; and

•	the Class III directors will be Wenbin Jiang, Ph.D. and Gisele Dion, and their terms will expire at our third annual meeting of stockholders following this offering.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Leadership Structure of our Board

Our board of directors believes that our stockholders and the company currently are best served by having Wenbin Jiang, Ph.D., our chief executive officer, serve as chairman of the board of directors and Jack Ball serve as our lead independent director. Our board of directors believes that this board leadership structure provides effective independent oversight of management while allowing the board of directors and management to benefit from Dr. Jiang’s executive leadership and operational experience, including familiarity with our business as a founder and chief executive officer.

The chairman of the board of directors has the authority, among other things, to call and preside over board of directors meetings, to set meeting agendas and to determine materials to be distributed to the board of directors. The lead independent director will preside over periodic meetings of our independent directors, coordinate with the committee chairs regarding meeting agendas and informational requirements, serve as a liaison between the chairman of our board of directors and the independent directors and perform additional duties as set forth in our bylaws and as our board of directors may otherwise determine and delegate.

Director Independence

Under the listing requirements and rules of the Nasdaq Global Select Market, or Nasdaq, independent directors must comprise a majority of our board of directors as a listed company within one year of the closing of this offering.

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that Jack Ball, Tess Cameron, Feng Deng and Gisele Dion do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable listing standards. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares held by each non-employee director and the transactions described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Our audit committee consists of Gisele Dion, Jack Ball and Tess Cameron. Our board of directors has determined that each member of the audit committee satisfies the independence requirements under the Nasdaq listing standards and including the heightened independence standards for members of the audit committee under Rule 10A-3(b)(1) of the Exchange Act. The chair of our audit committee is Gisele Dion. Our board of directors has determined that Gisele Dion is an “audit committee financial expert” within the meaning of SEC regulations and “financially sophisticated” within the meaning of the Nasdaq listing standards. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable listing standards. In arriving at these determinations, our board of directors has examined each audit committee member’s scope of experience and the nature of his or her employment. For a description of the education and experience of each member of the audit committee, see “—Non-Employee Directors.”

The primary purpose of the audit committee is to discharge the responsibilities of our board of directors with respect to our corporate accounting and financial reporting processes, systems of internal control and financial statement audits, and to oversee our independent registered public accounting firm. Specific responsibilities of our audit committee include:

•	helping our board of directors oversee our corporate accounting and financial reporting processes;

•

managing and/or assessing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•

discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing related party transactions;

•	reviewing our policies on risk assessment and risk management;

•	reviewing, with our independent registered public accounting firm, our internal quality control procedures, any material issues with such procedures and any steps taken to deal with such issues; and

•	pre-approving audit and permissible non-audit services to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective prior to the closing of this offering, that satisfies the applicable listing standards of Nasdaq.

Compensation Committee

Our compensation committee consists of Jack Ball, Feng Deng and Gisele Dion. The chair of our compensation committee is Jack Ball. Our board of directors has determined that each member of the compensation committee satisfies the independence requirements under the listing standards of Nasdaq, and is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act. For a description of the education and experience of each member of the compensation committee, see “—Non-Employee Directors.”

The primary purpose of our compensation committee is to discharge the responsibilities of our board of directors in overseeing our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate. Specific responsibilities of our compensation committee include:

•	reviewing and recommending to our board of directors the compensation of our chief executive officer and other executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	administering our equity incentive plans and other benefit programs;

•

reviewing, adopting, amending and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections and any other compensatory arrangements for our executive officers and other senior management; and

•	reviewing and establishing general policies relating to compensation and benefits of our employees, including our overall compensation philosophy.

Our compensation committee will operate under a written charter, to be effective prior to the closing of this offering, that satisfies the applicable listing standards of Nasdaq.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Feng Deng and Tess Cameron. The chair of our nominating and corporate governance committee is Tess Cameron. Our board of directors has determined that each member of the nominating and corporate governance committee satisfies the independence requirements under the listing standards of Nasdaq.

Specific responsibilities of our nominating and corporate governance committee include:

•	identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;

•	considering and making recommendations to our board of directors regarding the composition and chairpersonship of the board of directors and committees of our board of directors;

•	reviewing developments in corporate governance practices;

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

•	overseeing periodic evaluations of the board of directors’ performance, including committees of the board of directors.

Our nominating and corporate governance committee will operate under a written charter, to be effective prior to the closing of this offering, that satisfies the applicable listing standards of Nasdaq.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics, or the “Code of Conduct, that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon the closing of this offering, our code of business conduct and ethics will be available under the Corporate Governance section of our website at www.cytekbio.com. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of Nasdaq concerning any amendments to, or waivers from, any provision of the Code of Conduct. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus. We have included our website in this prospectus solely as an inactive textual reference.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is currently or has been at any time one of our officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Non-Employee Director Compensation

The following table sets forth information regarding the compensation earned by or paid to our non-employee directors during fiscal year ended December 31, 2020. Each of Wenbin Jiang, our President and Chief Executive Officer, and Ming Yan, our Chief Technology Officer, is also a member of our board of directors, but did not receive any additional compensation for service as a director. The compensation earned by or paid to Dr. Jiang and Dr. Yan as named executive officers for the fiscal year ended December 31, 2020 is set forth below under “Executive Compensation—Summary Compensation Table.”

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)	Total ($)
Jack Ball	—	$8,507	$8,507
Tess Cameron(3)	—	—	—
Feng Deng	—	—	—
Gisele Dion(4)	—	—	—
Andrew Levin, M.D., Ph.D.(5)	—	—	—
Allen Poirson, Ph.D.(6)	—	8,507	8,507
Jiecheng Zhang(5)	—	—	—

(1)

The amounts reported represent the aggregate grant date fair value of the option awards granted during the fiscal year ended December 31, 2020 under our 2015 Plan, computed in accordance with Financial Accounting Standard Board Accounting Standards Codification, Topic 718, or ASC Topic 718. The assumptions used in calculating the grant-date fair value of the stock options reported in this column are set forth in Note 12 to our audited consolidated financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that may be realized by the non-employee director.

(2)	As of December 31, 2020, each of Mr. Ball and Mr. Poirson held 30,000 shares of our common stock. None of our other non-employee directors held any shares of our common stock as of such date.
(3)	Ms. Cameron joined our board in April 2021.
(4)	Ms. Dion joined our board in March 2021.
(5)	Dr. Levin and Mr. Zhang joined our board in October 2020 and resigned from our board in April 2021.
(6)	In April 2021, Dr. Poirson resigned from our board and became our Senior Vice President, Marketing and Corporate Development.

Non-Employee Director Compensation Policy

In connection with this offering, our board of directors has approved a policy for setting annual non-employee director compensation, which will take effect upon completion of this offering.

Commencing with the first calendar quarter following the closing of this offering, each non-employee director will receive an annual cash retainer of $40,000 for serving on our board of directors and the lead independent director of our board of directors will receive an additional annual cash retainer of $30,000. The chairperson of the audit committee of our board of directors will be entitled to an annual cash retainer of $20,000, and each other member of the audit committee will be entitled to an annual cash retainer of $10,000. The chairperson of the compensation committee of our board of directors will be entitled to an annual cash retainer of $15,000, and each other member of the compensation committee will be entitled to an annual cash retainer of $7,500. The chairperson of the nominating and corporate governance committee of our board of directors will be entitled to an annual cash retainer of $10,000, and each other member of the nominating and corporate governance committee will be entitled to an annual cash retainer of $5,000. All annual cash compensation amounts will be payable in equal quarterly installments in arrears, on the last day of each fiscal quarter for which the service occurred, pro-rated for any partial months of service.

Each new non-employee director who joins our board of directors following the closing of this offering will receive an option to purchase shares of common stock under the 2021 Equity Incentive Plan (“2021 Plan”) having a grant date fair value for financial accounting purposes (computed in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC, Topic 718”)) of $300,000 based on the Black-Scholes option-pricing model and an exercise price per share equal to the per share fair market value of the underlying common stock on the date of grant. One thirty-sixth of the shares subject to the option will vest on a monthly basis over the three-year period following the date of grant, subject to the non-employee director’s continuous service with us on each applicable vesting date.

On the date of each annual meeting of our stockholders following the closing of this offering, each continuing non-employee director will receive an option to purchase shares of common stock under the 2021 Plan having a grant date fair value for financial accounting purposes of $160,000 based on the Black-Scholes option-pricing model and a per share exercise price equal to the per share fair market value of the underlying common stock on the date of grant. The shares subject to this option will vest upon the one-year anniversary of the grant date, subject to the non-employee director’s continuous service with us on the vesting date.

All then outstanding non-employee director options will vest upon a change in control of us, subject to the non-employee director’s continuous service with us through the date of our change in control.

EXECUTIVE COMPENSATION

Our named executive officers for the fiscal year ended December 31, 2020, consisting of our principal executive officer and the next two most highly compensated executive officers, were:

•	Wenbin Jiang, Ph.D., our President and Chief Executive Officer;

•	Ming Yan, Ph.D., our Chief Technology Officer; and

•	Patrik Jeanmonod, our Chief Financial Officer.

Summary Compensation Table

The following table presents all of the compensation awarded to our named executive officers during the fiscal year ended December 31, 2020.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Wenbin Jiang, Ph.D.	2020	$241,487	$100,770	$69,097	$10,867	$422,221
President and Chief Executive Officer
Ming Yan, Ph.D.	2020	241,487	88,174	17,274	10,867	357,802
Chief Technology Officer
Patrik Jeanmonod	2020	241,193	88,066	25,048	10,854	365,161
Chief Financial Officer

(1)

Consists of payments pursuant to our 2020 cash incentive bonus plan further described below. The 2020 target bonus for Dr. Jiang, Dr. Yan and Mr. Jeanmonod was 40%, 35% and 35% of each of their base salary, respectively. The amounts reflect payout at 104% of each of Dr. Jiang, Dr. Yan and Mr. Jeanmonod’s target bonuses.

(2)

The amounts disclosed represent the aggregate grant date fair value of the stock options granted to our named executive officers during the fiscal year ended December 31, 2020 under our 2015 Plan, computed in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock options are set forth in Note 12 to our audited consolidated financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that may be realized by the named executive officer.

(3)	Consists of 401(k) matching contributions.

Outstanding Equity Awards as of December 31, 2020

The following table presents the outstanding equity incentive plan awards held by each named executive officer as of December 31, 2020.

			Option Awards(1)
Name	Grant Date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable(2)	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price Per Share ($)	Option Expiration Date
Wenbin Jiang, Ph.D.	06/28/2017	06/28/2017	43,750	6,250	$0.33	06/27/2022
	07/24/2020	07/24/2020	—	80,000	1.22	07/23/2030
Ming Yan, Ph.D.	06/28/2017	06/28/2017	40,593	6,250	0.33	06/27/2022
	07/24/2020	07/24/2020	—	20,000	1.22	07/23/2030
Patrik Jeanmonod	01/11/2019	10/15/2018	137,583	116,417	0.52	01/10/2029
	07/24/2020	07/24/2020	—	29,000	1.22	07/23/2030

(1)	Each of the equity awards was granted under the 2015 Plan, the terms of which plan is described below under “—Employee Benefit and Stock Plans.”
(2)

The shares subject to each option award vest over a four-year period, with 25% of the total number of shares subject to the option vesting on the one-year anniversary of the vesting commencement date, and the balance of the shares vesting in 36 equal monthly installments thereafter, subject to continued service through each such vesting date. The option award is subject to an early exercise provision and is immediately exercisable as of the grant date.

Emerging Growth Company Status

We are an emerging growth company, as defined in the JOBS Act. As an emerging growth company, we will be exempt from certain requirements related to executive compensation, including, but not limited to, the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of our Chief Executive Officer to the median of the annual total compensation of all of our employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Nonqualified Deferred Compensation

We do not maintain any nonqualified deferred compensation benefits for any of our employees. Our board of directors may elect to provide our officers and other employees with nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interests.

Pension and Retirement Benefits

We do not sponsor any pension or defined benefit retirement plans for any of our employees.

Employment Agreements

Each of our named executive officers has executed our standard confidential information and invention agreement. Of our named executive officers, only Mr. Jeanmonod has entered into a formal offer letter setting forth the terms and conditions of his employment.

2020 Cash Incentive Bonus Plan

We adopted a cash incentive bonus plan in 2020 to ensure a pay-for-performance ethic by closely aligning a significant portion of our employees’ 2020 total cash compensation to our 2020 corporate performance (the “2020 Bonus Plan”). The 2020 Bonus Plan included a target bonus amount for each participant based on a specified percentage of base salary, with the actual bonus payout based on the level of achievement of our 2020 corporate goals. Our 2020 corporate goals included achievement of a targeted 2020 revenue (total weighting of 80%) and targeted 2020 EBITDA (total weighting of 20%). The 2020 Bonus Plan provided that achievement of at least 80% of the corporate goals and 80% of the revenue goal was required for any payout. The maximum payout was set at 110% of the bonus target. In January 2021, the Board reviewed our 2020 corporate performance relative to the corporate goals and determined that we exceeded our 2020 corporate goals and approved a payout at 104% of the bonus target.

Severance Benefit Plan

We adopted a Severance Benefit Plan (“Severance Plan”), in January 2020, to provide specified severance benefits to eligible executives, including our named executive officers, selected by us.

The Severance Plan provides that if the employment of a “covered employee” is terminated outside the period beginning on the date of a “change in control” and ending on the one-year anniversary of the change in control, or the “change in control period,” by the company without “cause” (as such terms are defined in the Severance Plan), the covered employee will receive the following benefits, subject to signing and not revoking a release and continued compliance with certain restrictive covenants and other agreements between the covered employee and the company:

•

continuing payments of the covered employee’s base salary for a period of nine months (in the case of our chief executive officer) or six months (for our other named executive officers) following the date of such termination; and

•	payment of COBRA premiums for a period of nine months (in the case of our chief executive officer) or six months (for our other named executive officers) following the date of such termination.

If, during the change in control period, a covered employee’s employment with the Company is terminated either (1) by the company without cause or (2) by the covered employee for “good reason” (as such terms are defined in the Severance Plan), the covered employee will receive the following benefits, subject to signing and not revoking a release:

•

continuing payments of the covered employee’s base salary for a period of 12 months (in the case of our chief executive officer) or nine months (for our other named executive officers) following the date of such termination;

•	payment of COBRA premiums for a period of twelve months (in the case of our chief executive officer) or nine months (for our other named executive officers) following the date of such termination; and

•	vesting acceleration of 100% of the shares subject to the covered employee’s outstanding time-based equity awards.

Employee Benefits

All of our named executive officers are eligible to participate in our employee benefit plans, including our paid time off, medical, dental, vision, life, disability and accidental death and dismemberment insurance plans, in each case on the same basis as all of our other employees.

401(k) Retirement Savings Plan

We currently maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. We have the ability to make matching and discretionary contributions to the 401(k) plan. Currently, we make matching contributions or discretionary contributions to the 401(k) plan up to a maximum of 4.5% of an eligible employee’s annual compensation. The 401(k) plan is intended to qualify as a tax-qualified retirement plan under the Code. Our named executive officers are eligible to participate in the 401(k) plan on the same basis as our other employees and defer a portion of their compensation, within prescribed limits, on a pre-tax basis through payroll contributions to the 401(k) plan.

Employee Incentive Plans

2021 Equity Incentive Plan

Our board of directors adopted the 2021 Plan in                  2021, and our stockholders approved the 2021 Plan in                  2021. The 2021 Plan will become effective upon the execution of the underwriting agreement for this offering. The 2021 Plan will be the successor to our 2015 Equity Incentive Plan (“2015 Plan”), which is described below. Once the 2021 Plan becomes effective, no further grants will be made under the 2015 Plan.

Types of Awards. Our 2021 Plan provides for the grant of incentive stock options (“ISOs”), nonstatutory stock options (“NSOs”), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based awards and other awards, or collectively, awards. ISOs may be granted only to our employees, including our officers, and the employees of our affiliates. All other awards may be granted to our employees, including our officers, our non-employee directors and consultants and the employees and consultants of our affiliates.

Authorized Shares. The maximum number of shares of common stock that may be issued under our 2021 Plan is                 shares. The number of shares of common stock reserved for issuance under our 2021 Plan will automatically increase on January 1 of each year, beginning on January 1, 2022, and continuing through and including January 1, 2031, by                % of the total number of shares of common stock outstanding on December 31 of the immediately preceding calendar year, or a lesser number of shares determined by our board of directors prior to the applicable January 1. The maximum number of shares that may be issued upon the exercise of ISOs under our 2021 Plan is                shares.

Shares issued under our 2021 Plan will be authorized but unissued or reacquired shares of common stock. Shares subject to awards granted under our 2021 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, will not reduce the number of shares available for issuance under our 2021 Plan. Additionally, shares issued pursuant to awards under our 2021 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations to an award, will become available for future grant under our 2021 Plan.

In any fiscal year following the closing of our initial public offering, the maximum number of shares of common stock subject to stock awards granted under the 2021 Plan or otherwise during any fiscal year to any non-employee director, taken together with any cash fees paid by us to such non-employee director during such fiscal year for service on the board of directors, will not exceed $                in total value or, in the event such non-employee director is first appointed or elected to the board of directors during such fiscal year, $                 in total value (calculating the value of any such stock awards based on the grant date fair value of such stock awards for financial reporting purposes).

Plan Administration. Our board of directors, or a duly authorized committee of our board, may administer our 2021 Plan. Our board of directors has delegated concurrent authority to administer our 2021 Plan to the compensation committee under the terms of the compensation committee’s charter. We sometimes refer to the board of directors, or the applicable committee with the power to administer our equity incentive plans, as the administrator. The administrator may also delegate to one or more of our officers the authority to (1) designate employees (other than officers) to receive specified awards, and (2) determine the number of shares subject to such awards.

The administrator has the authority to determine the terms of awards, including recipients, the exercise, purchase or strike price of awards, if any, the number of shares subject to each award, the fair market value of a share of common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise or settlement of the award and the terms of the award agreements for use under our 2021 Plan.

In addition, subject to the terms of the 2021 Plan, the administrator also has the power to modify outstanding awards under our 2021 Plan, including the authority to reprice any outstanding option or stock appreciation right, cancel and re-grant any outstanding option or stock appreciation right in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any materially adversely affected participant.

Stock Options. ISOs and NSOs are granted pursuant to stock option agreements adopted by the administrator. The administrator determines the exercise price for a stock option, within the terms and conditions of the 2021 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2021 Plan vest at the rate specified in the stock option agreement as specified in the stock option agreement by the administrator.

The administrator determines the term of stock options granted under the 2021 Plan, up to a maximum of ten years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. The option term may be extended in the event that either an exercise of the option or an immediate sale of shares acquired upon exercise of the option following such a termination of service is prohibited by applicable securities laws or our insider trading policy. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately upon the termination of the individual for cause. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO and (5) other legal consideration approved by the administrator.

Options may not be transferred to third-party financial institutions for value. Unless the administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution or pursuant to a domestic relations order. An optionholder may designate a beneficiary, however, who may exercise the option following the optionholder’s death.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of common stock with respect to ISOs that are exercisable for the first time by an option holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will be treated as NSOs. No ISOs may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations, unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Awards. Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the administrator. Restricted stock awards may be granted in consideration for cash, check, bank draft or money order, services rendered to us or our affiliates or any other form of legal consideration. Common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the administrator. A restricted stock award may be transferred only upon such terms and conditions as set by the administrator. Except as otherwise provided in the applicable award agreement, restricted stock awards that have not vested may be forfeited or repurchased by us upon the participant’s cessation of continuous service for any reason.

Restricted Stock Unit Awards. Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the administrator or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights. Stock appreciation rights are granted pursuant to stock appreciation right grant agreements adopted by the administrator. The administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (1) the excess of the per share fair market value of common stock on the date of exercise over the strike price, multiplied by (2) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2021 Plan vests at the rate specified in the stock appreciation right agreement as determined by the administrator.

The administrator determines the term of stock appreciation rights granted under the 2021 Plan, up to a maximum of ten years. Unless the terms of a participant’s stock appreciation right agreement provide otherwise, if a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. The stock appreciation right term may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards. Our 2021 Plan permits the grant of performance-based stock and cash awards. The compensation committee can structure such awards so that the stock or cash will be issued or paid pursuant to such award only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, the common stock.

The performance goals may be based on any measure of performance selected by the board of directors. The compensation committee may establish performance goals on a company-wide basis, with respect to one or more business units, divisions, affiliates or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the goals are established, the compensation committee will appropriately make adjustments in the method of calculating the attainment of the performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock-based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles.

Other Awards. The administrator may grant other awards based in whole or in part by reference to common stock. The administrator will set the number of shares under the award and all other terms and conditions of such awards.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2021 Plan; (2) the class and maximum number of shares by which the share reserve may increase automatically each year; (3) the class and maximum number of shares that may be issued upon the exercise of ISOs and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding awards.

Corporate Transactions. The following applies to stock awards under the 2021 Plan in the event of a corporate transaction, unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the administrator at the time of grant. Under the 2021 Plan, a corporate transaction is generally the consummation of (1) a sale or other disposition of all or substantially all of our assets, (2) a sale or other disposition of at least 50% of our outstanding securities, (3) a merger, consolidation or similar transaction following which we are not the surviving corporation or (4) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

In the event of a corporate transaction, any stock awards outstanding under the 2021 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction), and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction. In addition, the plan administrator may also provide, in its sole discretion, that the holder of a stock award that will terminate upon the occurrence of a corporate transaction if not previously exercised will receive a payment, if any, equal to the excess of the value of the property the participant would have received upon exercise of the stock award over the exercise price otherwise payable in connection with the stock award.

A stock award may be subject to additional acceleration of vesting and exercisability upon or after a change in control as may be provided in an applicable award agreement or other written agreement.

Transferability. A participant may not transfer awards under our 2021 Plan other than by will, the laws of descent and distribution or as otherwise provided under our 2021 Plan.

Plan Amendment or Termination. Our board has the authority to amend, suspend or terminate our 2021 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board adopted our 2021 Plan. No awards may be granted under our 2021 Plan while it is suspended or after it is terminated.

2015 Equity Incentive Plan

Our board of directors and our stockholders adopted the 2015 Plan in March 2015. The 2015 Plan was subsequently amended and restated from time to time, most recently in October 2020. As of March 31, 2021, under the 2015 Plan, options to purchase 4,919,979 shares of common stock were outstanding, and 4,543,014 shares of common stock remained available for future grants under our 2015 Plan.

Upon the effective date of the 2021 Plan, no additional awards will be granted under the 2015 Plan, which will be terminated on such date. However, any outstanding awards granted under the 2015 Plan will remain outstanding, subject to the terms of the 2015 Plan and the applicable award agreements, until such outstanding options are exercised or until any awards terminate or expire by their terms.

Awards. The 2015 Plan provides for the grant of ISOs, NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards and other stock awards, or collectively, awards. Awards may be granted to directors, employees and consultants; however, ISOs may be granted only to individuals who are employees.

Administration. Our board of directors administers and interprets the provisions of the 2015 Plan. The board of directors may delegate its authority to a committee of the board, and the board or the delegate is referred to as the “plan administrator.” Under our 2015 Plan, the plan administrator has the authority to, among other things, determine award recipients, grant awards, establish all terms and conditions of awards (including, but not limited to, vesting, exercise and forfeiture provisions), adopt, amend and repeal such administrative rules, guidelines and practices relating to the 2015 Plan, correct any defect or ambiguity, and supply any omission or reconcile any inconsistency in the 2015 Plan or any award. The plan administrator has the authority to reprice any outstanding stock award, cancel and re-grant any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Stock Options. Stock options are generally granted by our plan administrator pursuant to option grant notices and stock option agreements. The exercise price of a stock option will not be less than the market value of our common shares on the date of grant, in accordance with the terms and conditions of the 2015 Plan. The plan administrator may attach other terms and conditions to a specific option grant, pursuant to the 2015 Plan. Our plan administrator determines the term of stock options granted under the 2015 Plan, up to a maximum of ten years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws or our insider trading policy. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. However, in no event may an option be exercised beyond the expiration of its term.

Restricted Stock Unit Awards. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration as determined by the Board and set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award, as determined by the Board and set forth in the restricted stock unit award agreement.

Restricted Stock Awards. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. Participants holding shares of restricted stock may be entitled to receive any dividends paid with respect to such shares subject to the same vesting and forfeiture restrictions as apply to the shares covered by the restricted stock.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to, or otherwise based on, our common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Changes to Capital Structure. In the event of a capitalization adjustment, the board of directors will make appropriate and proportionate adjustments to (1) the class and maximum number of shares reserved for issuance under the 2015 Plan, (2) the class and maximum number of shares that may be issued on the exercise of ISOs, and (3) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards. For purposes of the 2015 Plan, capitalization adjustment generally means any change that is made in (or other events occurring with respect to) our common stock subject to the 2015 Plan or any award without the receipt of consideration by us through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large non-recurring cash dividend, stock split, reverse stock split, liquidating dividend, combination or exchange of shares, change in corporate structure, or other similar equity restructuring transaction (within the meaning of FASB ASC Topic 718).

Corporate Transactions. Our 2015 Plan provides that in the event of a corporate transaction, unless otherwise provided in an award agreement or other written agreement between us and the award holder, the plan administrator may take one or more of the following actions with respect to such awards:

•	arrange for the assumption, continuation, or substitution of a stock award by a surviving or acquiring corporation;

•	arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring corporation;

•	accelerate the vesting, in whole or in part, of the stock award and provide for its termination if not exercised (if applicable) at or before the effective time of the corporate transaction;

•	arrange for the lapse of any reacquisition or repurchase rights held by us with respect to the stock award;

•

cancel or arrange for the cancellation of the stock award, to the extent not vested or exercised before the effective time of the corporate transaction, in exchange for such cash consideration, if any, as the board of directors may consider appropriate; and

•

make a payment equal to the excess, if any, of (1) the value of the property the participant would have received on exercise of the award, over (2) any exercise price payable by the participant in connection with the exercise.

The plan administrator is not obligated to treat all stock awards in the same manner and is not obligated to treat all participants in the same manner.

Under the 2015 Plan, a corporate transaction is generally defined as the consummation, in a single transaction or in a series of related transactions, of: (1) a sale or other disposition of all or substantially all of our assets, (2) the sale or disposition of at least 90% of our outstanding securities, (3) a merger or consolidation where we do not survive the transaction, or (4) a merger, consolidation or similar transaction where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

Change in Control. A stock award may be subject to additional acceleration of vesting and exercisability upon or after a change in control as may be provided in an applicable award agreement or other written agreement, but in the absence of such provision, no such acceleration will occur. Under the 2015 Plan, a change in control is generally defined as (1) the acquisition by a person or entity of more than 50% of the combined voting power of our then outstanding stock other than by merger, consolidation or similar transaction, (2) a consummated merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity) in substantially the same proportions as their ownership immediately prior to such transaction, (3) our stockholders approve or our board of directors approves a plan of complete dissolution or liquidation or a complete dissolution or liquidation otherwise occurs except for a liquidation into a parent corporation, (4) a consummated sale, lease, exclusive license or other disposition of all or substantially all of our consolidated assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such transaction, or (5) a majority of the members of the board of directors is replaced by directors whose appointment or election is not endorsed by a majority of the members of the board of directors serving immediately prior to such appointment or election.

Transferability. Except as otherwise permitted by the plan administrator and the 2015 Plan terms, a participant may not transfer stock awards under our 2015 Plan other than by will, the laws of descent and distribution.

Amendment and Termination. Our plan administrator may (i) amend the 2015 Plan and the terms of any award granted under the 2015 Plan from time to time or (ii) terminate the 2015 Plan any time, provided that any amendment will not materially and adversely affect participants without their consent. Certain material amendments also require the approval of our stockholders. No awards may be granted after the tenth anniversary of the date our board of directors adopted our 2015 Plan. As described above, our 2015 Plan will be terminated upon the effective date of the 2021 Plan and no future awards will be granted under the 2015 Plan following the effectiveness of the 2021 Plan.

2021 Employee Stock Purchase Plan

Our board of directors adopted the 2021 Employee Stock Purchase Plan (“ESPP”) in                 2021, and our stockholders adopted the ESPP in                2021. The ESPP will become effective upon the execution of the underwriting agreement for this offering. The purpose of the ESPP is to secure the services of new employees, to retain the services of existing employees and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. The ESPP includes two components. One component is designed to allow our eligible U.S. employees to purchase common stock in a manner that may qualify for favorable tax treatment under Section 423 of the Internal Revenue Code. In addition, purchase rights may be granted under a component that does not qualify for such favorable tax treatment when necessary or appropriate to permit participation by our eligible employees who are foreign nationals or employed outside of the United States while complying with applicable foreign laws.

Authorized Shares. The maximum aggregate number of shares of common stock that may be issued under our ESPP is                 shares. The number of shares of common stock reserved for issuance under our ESPP will automatically increase on January 1 of each calendar year, beginning on January 1, 2022 and continuing through and including January 1, 2031, by the lesser of (1)     % of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year, (2)                 shares and (3) a number of shares determined by our board. Shares subject to purchase rights granted under our ESPP that terminate without having been exercised in full will not reduce the number of shares available for issuance under our ESPP.

Plan Administration. Our board, or a duly authorized committee thereof, will administer our ESPP. The ESPP is implemented through a series of offerings with specific terms approved by the administrator and under which eligible employees are granted purchase rights to purchase shares of common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of common stock will be purchased for our eligible employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to     % of their earnings (as defined in the ESPP) for the purchase of common stock under the ESPP. Unless otherwise determined by the administrator, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share equal to the lower of (a) 85% of the fair market value of a share of common stock on the first date of an offering or (b) 85% of the fair market value of a share of common stock on the date of purchase. For the initial offering, which we expect will commence upon the execution and delivery of the underwriting agreement relating to this offering, the fair market value on the first day of the initial offering will be the price at which shares are first sold to the public.

Limitations. Our employees, including executive officers, or any of our designated affiliates may have to satisfy one or more of the following service requirements before participating in our ESPP, as determined by the administrator: (1) customary employment with us or one of our affiliates for more than 20 hours per week and more than five months per calendar year, or (2) continuous employment with us or one of our affiliates for a minimum period of time, not to exceed two years, prior to the first date of an offering. An employee may not be granted rights to purchase stock under our ESPP if such employee (1) immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of common stock, or (2) holds rights to purchase stock under our ESPP that would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year that the rights remain outstanding.

Changes to Capital Structure. In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or similar transaction, the board of directors will make appropriate adjustments to (1) the class and number of shares reserved under the ESPP, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and number of shares and purchase price of all outstanding purchase rights and (4) the class and number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions. In the event of certain corporate transactions, including: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of 50% of our outstanding securities, (3) the consummation of a merger or consolidation where we do not survive the transaction, and (4) the consummation of a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of common stock within 10 business days prior to such corporate transaction, and such purchase rights will terminate immediately.

ESPP Amendment or Termination. The administrator has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

Limitations of Liability and Indemnification Matters

Upon the closing of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation upon the closing of this offering will authorize us to indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law. Our amended and restated bylaws that will be in effect upon the closing of this offering will: (1) provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents; (2) provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding; and (3) permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors and executive officers. With certain exceptions, these agreements provide for indemnification for related expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in connection with any action, proceeding or investigation. We believe that these amended and restated certificate of incorporation and amended and restated bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from them. The director or executive officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information, subject to compliance with the terms of our insider trading policy. Prior to the end of the 180th day after the date of execution of the underwriting agreement for this offering (subject to potential early release or termination without notice), the sale of any shares under such plan would be subject to the lock-up agreement that the director or executive officer has entered into with Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, Piper Sandler & Co. and Cowen and Company, LLC.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions since January 1, 2018, to which we have been a participant in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest, other than compensation arrangements which are described in the sections titled “Executive Compensation” and “Management—Non-Employee Director Compensation.”

Preferred Stock Financings

Series B Preferred Stock Financing

In January 2018, we issued and sold to investors in a private placement an aggregate of 4,583,333 shares of our Series B redeemable convertible preferred stock in a subsequent closing of our Series B redeemable convertible preferred stock financing at a purchase price of $1.00 per share for aggregate cash proceeds of approximately $4.6 million. Each share of Series B redeemable convertible preferred stock will automatically convert into one share of our common stock upon completion of this offering.

The following table summarizes the Series B redeemable convertible preferred stock purchased by holders of more than 5% of our capital stock in January 2018.

Participants	Series B Preferred Stock	Total Purchase Price
BC dcyto Limited, a BVI company	1,250,000	$1,250,000

Series C Preferred Stock Financing

Between September 2018 and December 2018, we issued and sold to investors in a private placement an aggregate of 17,478,032 shares of our Series C redeemable convertible preferred stock in our Series C redeemable convertible preferred stock financing at a purchase price of $3.1983 per share for aggregate cash proceeds of approximately $55.9 million. Each share of Series C redeemable convertible preferred stock will automatically convert into one share of our common stock upon completion of this offering.

The following table summarizes the Series C redeemable convertible preferred stock purchased by holders of more than 5% of our capital stock and entities affiliated with our directors.

Participants	Series C Preferred Stock	Total Purchase Price
BC dcyto Limited, a BVI company	3,126,661	$10,000,000
Northern Light Venture Capital V, Ltd.(1)	3,126,661	10,000,000
Wudaokou Capital	2,032,329	6,499,998

(1)

Feng Deng, a member of our board of directors, is the managing partner of Northern Light Venture Capital V, Ltd. and may be deemed to have voting and dispositive power with respect to the shares held by Northern Light Venture Capital V, Ltd.

Series D Preferred Stock Financing

In October 2020, we issued and sold to investors in a private placement an aggregate of 13,314,390 shares of our Series D redeemable convertible preferred stock in our Series D redeemable convertible preferred stock financing at a purchase price of $9.0128 per share for aggregate cash proceeds of approximately $120.0 million. Each share of Series D preferred stock will automatically convert into one share of our common stock upon completion of this offering.

The following table summarizes the Series D redeemable convertible preferred stock purchased by holders of more than 5% of our capital stock and entities affiliated with our directors.

Participants	Series D Preferred Stock	Total Purchase Price
Entities affiliated with RA Capital Management(1)	4,992,897	$44,999,982
CTKBS Holdings Limited	3,328,599	29,999,997
BC dcyto Limited, a BVI company	776,673	6,999,998
Northern Light Venture Capital V, Ltd.(2)	332,859	2,999,992
Wudaokou Capital	443,813	3,999,998

(1)

Consists of (i) 3,863,160 shares of Series D redeemable convertible preferred stock purchased by RA Capital Healthcare Fund, L.P., (ii) 748,934 shares of Series D redeemable convertible preferred stock purchased by RA Capital Nexus Fund II, L.P. and (iii) 380,803 shares purchased by Blackwell Partners LLC —Series A. Tess Cameron, a member of our board of directors is a Principal, Strategic Finance at RA Capital Management, LLC, the general partner of RA Capital Healthcare Fund, L.P. and RA Capital Nexus Fund II, L.P.

(2)

Feng Deng, a member of our board of directors, is the managing partner of Northern Light Venture Capital V, Ltd. and may be deemed to have voting and dispositive power with respect to the shares held by Northern Light Venture Capital V, Ltd.

Investors’ Rights Agreement

We are party to an amended and restated investors’ rights agreement, or the IRA, with certain holders of our capital stock, including the holders of more than 5% of our outstanding capital stock, such as BC dcyto Limited, a BVI company, Easy Prosperity Limited, CTKBS Holdings Limited, Wudaokou Capital and entities affiliated with RA Capital Management. The IRA provides the holders of our redeemable convertible preferred stock with certain registration rights, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. The IRA also provides these stockholders with information rights, which will terminate on the closing of this offering, and a right of first refusal with regard to certain issuances of our capital stock, which will not apply to the shares issued pursuant to this offering and which will terminate immediately before the closing of this offering. In connection with this offering, the holders of up to 65,453,173 shares of our common stock issuable on conversion of outstanding redeemable convertible preferred stock, will be entitled to rights with respect to the registration of their shares under the Securities Act under this agreement. For a description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.”

Indemnification Agreements

Our amended and restated certificate of incorporation upon the closing of this offering will contain provisions limiting the liability of directors, and our amended and restated bylaws that will be in effect upon the closing of this offering will provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws upon the closing of this offering will also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by the board.

In addition, we have entered into an indemnification agreement with each of our directors and executive officers, which requires us to indemnify them. For more information regarding these agreements, see the section titled “Executive Compensation—Limitations of Liability and Indemnification Matters.”

Stock Option Grants to Directors and Executive Officers

We have granted stock options to our directors and executive officers, as more fully described in the section titled “Executive Compensation.”

Policies and Procedures for Related Party Transactions

Our board of directors has adopted a related party transaction policy setting forth the policies and procedures for the identification, review and approval or ratification of related party transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and a related party were or will be participants and the amount involved exceeds $120,000, including purchases of goods or services by or from the related party or entities in which the related party has a material interest, indebtedness and guarantees of indebtedness. In reviewing and approving any such transactions, our audit committee will consider all relevant facts and circumstances as appropriate, such as the availability of other sources of comparable products or services, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction, management’s recommendation with respect to the proposed related party transaction and the extent of the related party’s interest in the transaction.

Directed Share Program

At our request, the underwriters have reserved five percent of the shares of common stock to be issued by the company and offered by this prospectus for sale, at the initial public offering price, to directors, officers, employees, business associates and other persons related to the company.

If purchased by our directors and officers, these shares will be subject to a 180-day lock-up restriction. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our capital stock as of March 31, 2021, as adjusted to reflect the sale of our common stock offered by us in this offering assuming no exercise of the underwriters’ option to purchase additional shares, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each person or group of affiliated persons known by us to beneficially own more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership before the offering is based on 89,285,416 shares of common stock outstanding as of March 31, 2021, assuming the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into shares of common stock upon the closing of this offering. Applicable percentage ownership after the offering is based on                shares of common stock outstanding immediately after the closing of this offering, assuming no exercise by the underwriters of their option to purchase additional shares. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable, or exercisable within 60 days of March 31, 2021. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o Cytek Biosciences, Inc., 46107 Landing Pkwy, Fremont, California 94538. We believe, based on information provided to us, that each of the stockholders listed below has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percentage	Number	Percentage
5% or Greater Stockholders:
Wenbin Jiang(1)	7,934,888	8.9%		%
Ming Yan(2)	6,150,798	6.9%
BC dcyto Limited, a BVI company(3)	6,903,334	7.7%
Easy Prosperity Limited(4)	5,475,797	6.1%
CTKBS Holdings Limited(5)	4,992,898	5.6%
Wudaokou Capital(6)	4,976,142	5.6%
Entities affiliated with RA Capital Management(7)	4,992,897	5.6%

Named Executive Officers and Directors:
Wenbin Jiang(1)	7,934,888	8.9%
Ming Yan(2)	6,150,798	6.9%
Patrik Jeanmonod(8)	164,041	*
Jack Ball(9)	28,333	*
Tess Cameron(7)	4,992,897	5.6%
Feng Deng(10)	3,570,473	4.0%
Gisele Dion	—	*
All directors and executive officers as a group (9 persons)(11)	27,862,661	31.1%

*	Represents beneficial ownership of less than 1%.
(1)

Consists of (i) 5,885,930 shares of common stock held by Wenbin Jiang, (ii) 2,000,000 shares of common stock issuable upon conversion of our redeemable convertible preferred stock held by WYTJ LLC, and (iii) 48,958 shares issuable pursuant to stock options exercisable within 60 days of March 31, 2021.

(2)	Consists of (i) 6,104,997 shares of common stock and (ii) 45,801 shares issuable pursuant to stock options exercisable within 60 days of March 31, 2021.
(3)

Consists of 6,903,334 shares of common stock issuable upon conversion of our redeemable convertible preferred stock. 3E Bioventures Capital, L.P. (“3E Fund”) is the registered sole shareholder of BC dcyto Limited. 3E Bioventures GP, LLC, or 3E GP, is the ultimate general partner of 3E Fund. Qianye Karen Liu, the sole director of 3E GP, Jin Li, Yu Fang and Moonray Global Investments Limited are members of 3E GP, and each of them may be deemed to hold shared voting and dispositive power over the shares held by 3E Fund. The address of BC dcyto Limited is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands.

(4)

Consists of 5,475,797 shares of common stock issuable upon conversion of our redeemable convertible preferred stock. Ding Kui is the sole director of Easy Prosperity Limited (“EPL”). Shanghai Xincheng Investment Management Center (LLP) (“SXIMC”) is the sole shareholder of EPL. Ding Kui is the general partner of SXIMC. The address of Easy Prosperity Limited is Room 601, 6th Floor, Tai Tung Building, No. 8 Fleming Road, Wanchai, Hong Kong.

(5)

Consists of 4,992,898 shares of common stock issuable upon conversion of our redeemable convertible preferred stock. CTKBS Holdings Limited is incorporated in the Cayman Islands and is wholly owned by Hillhouse Focused Growth Fund V, L.P. Hillhouse Capital Management, Ltd. (“HCM”) acts as the sole management company of Hillhouse Focused Growth Fund V, L.P. HCM is deemed to be the beneficial owner of, and to control the voting power of, the shares held by CTKBS Holdings Limited. The address of CTKBS Holdings Limited is 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

(6)

Consists of 4,976,142 shares of common stock issuable upon conversion of our redeemable convertible preferred stock. Jianguo Chao and Bin Yang are the general partners of Wudaokou Capital, a Cayman Islands company. Yong Shen, Weizhong Jiang and Jianjun Xue are the managing members of Wudaokou Capital, and each of them may be deemed to hold shared voting and dispositive power over the shares held by Wudaokou Capital. The address of Wudaokou Capital is 15th Floor, Unit 22, Leighton Centre 77 Leighton Road, Causeway Bay, Hong Kong.

(7)

Consists of (i) 3,863,160 shares of common stock issuable upon conversion of our redeemable convertible preferred stock held by RA Capital Healthcare Fund, L.P., (ii) 748,934 shares of common stock issuable upon redeemable conversion of our redeemable convertible preferred stock held by RA Capital Nexus Fund II, L.P., and (iii) 380,803 shares of common stock issuable upon conversion of our redeemable convertible preferred stock held by Blackwell Partners LLC – Series A. RA Capital Healthcare Fund GP, LLC is the general partner of the RA Capital Healthcare Fund, L.P., or RA Healthcare. RA Capital Nexus Fund II GP, LLC is the general partner of RA Capital Nexus Fund II, L.P., or Nexus II. RA Capital Management, L.P., or RA Capital, is the investment manager for RA Healthcare, Nexus II, and Blackwell Partners LLC - Series A. The general partner of RA Capital is RA Capital Management GP, LLC, of which Peter Kolchinsky and Rajeev Shah are the managing members. RA Capital, RA Capital Management GP, LLC, Peter Kolchinsky and Rajeev Shah may be deemed to have voting and investment power over the shares held of record by RA Healthcare and Nexus II. RA Capital, RA Capital Management GP, LLC, Peter Kolchinsky and Rajeev Shah disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. The address of RA Capital is 200 Berkeley Street, 18th Floor, Boston, Massachusetts 02116.

(8)	Consists of (i) 64,000 shares of common stock and (ii) 100,041 shares issuable pursuant to stock options exercisable within 60 days of March 31, 2021.
(9)	Consists of 28,333 shares issuable pursuant to stock options exercisable within 60 days of March 31, 2021.
(10)

Consists of 3,570,473 shares of common stock issuable upon conversion of our redeemable convertible preferred stock held by Northern Light Venture Capital V, Ltd. Northern Light Venture Capital V, Ltd. (“NLVC”), serves as the nominee for each of Northern Light Venture Fund V, L.P., Northern Light

Strategic Fund V, L.P. and Northern Light Partners Fund V, L.P (together, the “NLVC V Funds”). Northern Light Partners III, L.P., a Cayman Islands exempted limited liability partnership, is the general partner of the NLVC V Funds. NLVC is the general partner of Northern Light Partners III, L.P. Feng Deng, a member of our board of directors, is the controlling shareholder of NLVC and may be deemed to have voting and dispositive power with respect to the shares held by NLVC.

(11)

Consists of (i) 27,637,861 shares of common stock and convertible preferred stock held directly or indirectly by all current executive officers and directors as a group, and (ii) 224,800 shares of common stock issuable pursuant to stock options exercisable within 60 days of March 31, 2021 held by all current executive officers and directors as a group.

DESCRIPTION OF CAPITAL STOCK

The description below of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws upon the closing of this offering, which are filed as exhibits to the registration statement of which this prospectus is part.

General

Upon the closing of this offering, our amended and restated certificate of incorporation will authorize us to issue up to 1,000,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. As of March 31, 2021, there were 23,832,243 shares of common stock issued and outstanding, held by 61 stockholders of record. As of March 31, 2021, after giving effect to the conversion of all 65,453,173 shares of our redeemable convertible preferred stock outstanding on such date into an equal number of shares of common upon the closing of this offering, there would have been 89,285,416 shares of our common stock outstanding, held by 94 stockholders of record.

Common Stock

Voting Rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under our amended and restated certificate of incorporation, our stockholders will not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election.

Dividend Rights

Subject to preferences that may apply to any then-outstanding redeemable convertible preferred stock, the holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We do not anticipate paying any cash dividends in the foreseeable future.

Liquidation Rights

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of redeemable convertible preferred stock.

Preemptive or Similar Rights

Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of redeemable convertible preferred stock that we may designate in the future.

Preferred Stock

All currently outstanding shares of our redeemable convertible preferred stock will be converted to common stock immediately upon the closing of this offering.

Under our amended and restated certificate of incorporation upon the closing of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of 10,000,000 shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. Any issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders would receive dividend payments and payments on liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deterring or preventing a change of control or other corporate action. No shares of preferred stock will be outstanding immediately following the closing of this offering. We have no present plans to issue any shares of preferred stock.

Stock Options

As of March 31, 2021, options to purchase an aggregate of 4,919,979 shares of common stock were outstanding under our 2015 Plan. As of March 31, 2021, 4,543,014 shares of common stock were reserved for future issuance under our 2015 Plan. All reserved shares will cease to be available for issuance at the time our 2021 Plan becomes effective upon the execution of the underwriting agreement for this offering. For additional information regarding the terms of these plans, see the section titled “Executive Compensation—Employee Incentive Plans.”

Warrants

As of March 31, 2021, we had no warrants outstanding.

Registration Rights

We are party to the Rights Agreement which provides various rights to certain holders of shares of common stock, including those shares of common stock that will be issued upon conversion of our redeemable convertible preferred stock in connection with this offering. These shares to be issued upon conversion are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of the Rights Agreement and are described in additional detail below. We, along with certain holders of at least 5% of our capital stock and entities affiliated with certain of our directors, and other stockholders, are parties to the Rights Agreement. We entered into the Rights Agreement in connection with the issuance of shares of our Series D redeemable convertible preferred stock in October 2020. The following summary discusses certain material provisions of the Rights Agreement and is qualified by the full text of the agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Certain stockholders who are party to the Rights Agreement have waived their registration rights and the registration rights of the other stockholders who are party to the Rights Agreement, in each case, with respect to this offering.

The registration of shares of common stock pursuant to the exercise of registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, if we determine in good faith in consultation with the underwriters, we have the right, subject to specified conditions, to limit the number of shares the holders may include to be registered. The demand, piggyback and Form S-3 registration rights described below will terminate on the earlier of (i) such time after the closing of this offering as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of the holders’ shares without limitation during a three-month period without registration, and (ii) the date that is three years following the closing of this offering.

Demand Registration Rights

The holders of an aggregate of 65,453,173 shares of common stock, including shares issued or issuable upon conversion of outstanding shares of our preferred, will be entitled to certain demand registration rights. Beginning on the date 180 days following the effective date of the registration statement of which this prospectus is a part, upon the written request of the holders of at least 30% of our registrable securities then outstanding that we file a registration statement under the Securities Act with respect to an aggregate offering price, net of selling expenses, would exceed $10,000,000, we are obligated to register the sale of all registrable securities that the holders may so request to be registered as soon as practicable, and in any event within 60 days of the request. We may postpone the filing of a registration statement for up to 120 days once in a 12-month period if in the good faith judgment of our board of directors such registration would materially interfere with a significant transaction, require premature disclosure of material confidential information that we have a bona fide business purpose for preserving as confidential or cause us to be unable to comply with the requirements of the Securities Act or the Exchange Act.

Piggyback Registration Rights

The holders of an aggregate of 65,453,173 shares of common stock, including shares issued or issuable upon conversion of outstanding shares of our redeemable convertible preferred stock, will be entitled to certain piggyback registration rights. If we register any of our securities for public sale solely for cash, we will also have to register all registrable securities that the holders of such securities request in writing be registered. This piggyback registration right does not apply to a registration relating to any of our stock plans, stock purchase or similar plan, a transaction under Rule 145 of the Securities Act, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale or a registration related to the offer and sale of debt securities. We, based on consultation with the underwriters of any underwritten offering, will have the right to limit the number of shares registered by these holders to no less than 20% of the number of shares to be offered and sold if the underwriters determine that fewer than all registrable securities requested to be registered can be included in such offering and if all other securities (other than those to be sold by us) have been entirely excluded from that underwritten offering.

Form S-3 Registration Rights

The holders of an aggregate of 65,453,173 shares of common stock, including shares issued or issuable upon conversion of outstanding shares of our redeemable convertible preferred stock, will be entitled to certain registration rights on Form S-3. Upon the written request of at least 30% of our registrable securities then outstanding, the holders of these shares can request that, as soon as practicable, and in any event within 45 days of the request, we register all or a portion of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and the aggregate offering price, net of selling expenses, is in excess of $10,000,000. We may postpone the filing of a registration statement for up to 120 days once in a 12-month period if in the good faith judgment of our board of directors such registration would materially interfere with a significant transaction, require premature disclosure of material confidential information that we have a bona fide business purpose for preserving as confidential or cause us to be unable to comply with the requirements of the Securities Act or the Exchange Act.

Anti-Takeover Provisions

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation

•

outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or amended and restated bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Certificate of Incorporation and Bylaws to Be in Effect Upon the Closing of This Offering

Among other things, our amended and restated certificate of incorporation and amended and restated bylaws will:

•

permit our board of directors to issue up to 10,000,000 shares of redeemable convertible preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change of control;

•	provide that the authorized number of directors may be changed only by resolution of our board of directors;

•	provide that our board of directors will be classified into three classes of directors;

•

provide that, subject to the rights of any series of redeemable convertible preferred stock to elect directors, directors may only be removed for cause, which removal may be effected, subject to any limitation imposed by law, by the holders of at least 66 2/3% of the voting power of all of our then-outstanding shares of the capital stock entitled to vote generally at an election of directors;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent or electronic transmission;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

•

provide that special meetings of our stockholders may be called only by the chairperson of our board of directors, our chief executive officer or by our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and

•

not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

The amendment of any of these provisions would require approval by the holders of at least 66 2/3% of the voting power of all of our then-outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class.

The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated redeemable convertible preferred stock makes it possible for our board of directors to issue redeemable convertible preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock.

Choice of Forum

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, or other employees to us or our stockholders; (iii) any action or proceeding asserting a claim against us or any of our current or former directors, officers, or other employees, arising out of or pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; (iv) any action or proceeding to interpret, apply, enforce, or determine the validity of our amended and restated certificate of incorporation or our amended and restated

bylaws; (v) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action asserting a claim against us or any of our directors, officers, or other employees governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. These provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation and our amended and restated bylaws will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation and our amended and restated bylaws.

These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees and may discourage these types of lawsuits. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation or bylaws has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find either exclusive forum provision contained in our amended and restated certificate of incorporation or amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving such action in other jurisdictions, all of which could seriously harm our business. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect at the closing of this offering will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.”

Exchange Listing

We have applied to list our common stock on the Nasdaq Global Select Market under the symbol “CTKB.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock immediately prior to the closing of this offering will be American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, NY 11219 and the telephone number is (800) 937-5449.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Furthermore, because only a limited number of shares of our common stock will be available for sale shortly after this offering due to certain contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after such restrictions lapse, or the anticipation of such sales, could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future. Although we intend to apply to have our common stock listed on Nasdaq, we cannot assure you that there will be an active public market for our common stock.

Following the closing of this offering, based on the number of shares of our common stock outstanding as of March 31, 2021 and assuming (1) the issuance of shares of common stock in this offering, (2) the conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our common stock, which will automatically occur upon the closing of the offering, and (3) no exercise of the underwriters’ option to purchase additional shares, we will have an aggregate of approximately                shares of common stock outstanding.

Of these shares, all shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares of common stock purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act or any shares subject to lock-up agreements. Shares purchased by our affiliates would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining shares of common stock outstanding after this offering will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, each of which is summarized below and, if subject to lock-up agreements, may only be sold after the expiration of the 180-day lock-up period. We expect that substantially all of these shares will be subject to a 180-day lock-up period under the lock-up and market stand-off agreements described below.

We may issue shares of common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event any such acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may also be significant. We may also grant registration rights covering those shares of common stock issued in connection with any such acquisition, investment or other transaction.

In addition, shares of common stock that are either subject to outstanding options or warrants or reserved for future issuance under our equity incentive plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements described below and Rules 144 and 701 under the Securities Act.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible stockholder is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible stockholder under Rule 144, such stockholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and must have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144, subject to the expiration of the lock-up agreements described below.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates will be entitled to sell shares on expiration of the lock-up agreements described below. Beginning 90 days after the date of this prospectus, within any three-month period, such stockholders may sell a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•

the average weekly trading volume in our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale, provided in each case that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares under Rule 701, subject to the expiration of the lock-up agreements described below and in “Underwriters.”

Form S-8 Registration Statement

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under the 2015 Plan, the 2021 Plan and the ESPP. We expect to file the registration statement covering shares offered pursuant to these stock plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

Lock-up Agreements

We, our directors, executive officers and the holders of substantially all of our equity securities, have agreed with the underwriters that for a period of 180 days after the date of this prospectus, subject to specified exceptions as detailed further in “Underwriters” below, we or they will not, except with the prior written consent of Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, Piper Sandler & Co. and Cowen and Company, LLC, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to sale of or otherwise dispose of or transfer any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, request or demand that we file a registration statement related to our common stock, or enter into any swap or other agreement that transfers to another, in whole or in part, directly or indirectly, the economic consequence of ownership of the common stock. Substantially all of our optionholders are subject to a market stand-off agreement with us which imposes similar restrictions.

Upon expiration of the lock-up period, certain of our stockholders will have the right to require us to register their shares under the Securities Act. See the sections titled “Registration Rights” below and “Description of Capital Stock—Registration Rights.”

Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Registration Rights

Upon the closing of this offering and the expiration or release from the terms of applicable lock-up agreements, holders of an aggregate of 65,453,173 shares of our common stock, which includes all of the shares of common stock issuable upon the conversion of our redeemable convertible preferred stock immediately prior to the closing of this offering, or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares subsequently purchased by affiliates. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

After to the completion of the offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR

COMMON STOCK

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, and does not deal state, local and non-U.S. consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, nor does it address U.S. federal tax consequences (such as gift and estate taxes) other than income taxes. Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Internal Revenue Code of 1986, as amended, or the Code, such as financial institutions, insurance companies, tax-exempt organizations, broker-dealers and traders in securities, U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, corporations organized outside of the United States, any state thereof and the District of Columbia that are nonetheless treated as U.S. taxpayers for U.S. federal income tax purposes, persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment or other risk reduction strategy, persons who acquire our common stock through the exercise of an option or otherwise as compensation, persons subject to the alternative minimum tax or federal Medicare contribution tax on net investment income, “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds, partnerships and other pass-through entities or arrangements, and investors in such pass-through entities or arrangements. Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the summary below is based upon the provisions of the Code, and Treasury Regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the U.S. Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion assumes that the Non-U.S. Holder holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

This discussion is for informational purposes only and is not tax advice. Persons considering the purchase of our common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income, estate and other tax consequences of acquiring, owning and disposing of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local or non-U.S. tax consequences.

For the purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of common stock that is neither a U.S. Holder, nor a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes regardless of its place of organization or formation). A “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property, such distributions made on our common stock, such distributions will generally be treated as dividends for U.S. tax purposes to a Non-U.S. Holder to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, subject to the discussions below regarding effectively connected income, backup withholding and foreign accounts. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly executed IRS Form W-8BEN (in the case of individuals) or IRS Form W-8BEN-E (in the case of entities), or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. In the case of a Non-U.S. Holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the Non-U.S. Holder’s behalf, the Non-U.S. Holder will be required to provide appropriate documentation to such agent. The Non-U.S. Holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If a Non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty and does not timely file the required certification, the Non-U.S. Holder may be able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such Non-U.S. Holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. residents. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments. Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce the Non-U.S. Holder’s adjusted basis in our common stock, but not below zero, and then will be treated as gain to the extent of any excess amount distributed, and taxed in the same manner as gain realized from a sale or other disposition of common stock as described in the next section.

Gain on Disposition of Our Common Stock

Subject to the discussions below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with a trade or business of such Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met or (c) we are or have been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder’s holding period. In general, we would be a United

States real property holding corporation if our interests in U.S. real property comprise (by fair market value) at least half of our business assets. We believe that we have not been and we are not, and do not anticipate becoming, a United States real property holding corporation. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than 5% of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the Non-U.S. Holder’s holding period and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will qualify or continue to qualify as regularly traded on an established securities market. If any gain on a Non-U.S. Holder’s disposition is taxable because we are a United States real property holding corporation and the Non-U.S. Holder’s ownership of our common stock exceeds 5%, the Non-U.S. Holder will be taxed on such disposition generally in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business (subject to the provisions under an applicable income tax treaty), except that the branch profits tax generally will not apply.

A Non-U.S. Holder described in (a) above will be required to pay tax on the net gain derived from the sale at regular U.S. federal income tax rates, and corporate Non-U.S. Holders described in (a) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Gain described in (b) above will be subject to U.S. federal income tax at a flat 30% rate or such lower rate as may be specified by an applicable income tax treaty, which gain may be offset by certain U.S.-source capital losses (even though the Non-U.S. Holder is not considered a resident of the United States), provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

Information Reporting Requirements and Backup Withholding

Generally, we must report information to the IRS with respect to any distributions we pay on our common stock (even if the payments are exempt from withholding), including the amount of any such distributions, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report will be sent to the Non-U.S. Holder to whom any such distributions are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding (currently at a rate of 24%). U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-ECI (as applicable), or otherwise establishes an exemption. Notwithstanding the foregoing, backup withholding may apply if the payer has actual knowledge, or reason to know, that the holder is a U.S. person who is not exempt from U.S. backup withholding.

U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or foreign, except that information reporting and such requirements may be avoided if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E or otherwise meets documentary evidence requirements for establishing non-U.S. person status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements, however, may apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations generally will be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be credited against the tax liability of persons subject to backup withholding, provided that the required information is timely furnished to the IRS.

Foreign Accounts

Sections 1471 through 1474 of the Code (commonly referred to as FATCA) impose a U.S. federal withholding tax of 30% on certain payments (including dividends) to a foreign financial institution (as specifically defined by applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). FATCA also generally imposes a federal withholding tax of 30% on certain payments, including dividends paid on, and the gross proceeds of a disposition of, our common stock to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity. An intergovernmental agreement between the United States and an applicable foreign country may modify those requirements. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules.

The U.S. Treasury Department has released proposed regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% that otherwise would apply to the gross proceeds of a disposition of our common stock. In its preamble to such proposed regulations, the U.S. Treasury Department stated that taxpayers may generally rely on the proposed regulations until final regulations are issued.

Non-U.S. Holders are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY RECENT OR PROPOSED CHANGE IN APPLICABLE LAW.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, Piper Sandler & Co. and Cowen and Company, LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC
Piper Sandler & Co.
Cowen and Company, LLC

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $                per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                 shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $                . We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $                .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We have applied to list our common stock on the Nasdaq Global Select Market under the trading symbol “CTKB.”

We and all directors and officers and the holders of all of our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, Piper Sandler & Co. and Cowen and Company, LLC on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, and will not cause or direct any of its affiliates to, or publicly disclose an intention to, in each case, during the period commencing on the date of this prospectus and ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of common stock;

whether any such transaction described above is to be settled by delivery of shares common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, (i) the foregoing precludes hedging or other transactions designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition of any shares of our common stock, or securities convertible into or exercisable or exchangeable for our common stock and (ii) without the prior written consent of Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, Piper Sandler & Co. and Cowen and Company, LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for shares of common stock.

The restrictions described in the immediately preceding paragraph to do not apply to:

(a)	the sale of shares to the underwriters;

(b)

transactions relating to shares of common stock or other securities acquired in this offering (other than issuer-directed shares of our common stock purchased in this offering by our officers and directors) or in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Exchange Act, is required or shall be voluntarily made in connection with subsequent sales of shares of common stock or other securities acquired in this offering or in such open market transactions,

(c)	transfers of shares of common stock or any security convertible into shares of common stock as a bona fide gift charitable contribution in a transaction exempt under Section 16(b) of the Exchange Act;

(d)	transfers of shares of our common stock or other securities by will or intestate succession upon the death of the undersigned, including to the transferee’s nominee or custodian;

(e)	transfers of shares of our common stock or other securities to an immediate family member or any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned;

(f)

transfers or distributions of shares of our common stock or any other securities by a stockholder that is a trust to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;

(g)

distributions of shares of our common stock or other securities to limited partners, members, stockholders or holders of similar equity interests in the undersigned (or in each case its nominee or custodian) or (2) transfers of shares of our common stock or other securities to another corporation, partnership, limited liability company, trust or other business entity (or in each case its nominee or custodian) that is a direct or indirect subsidiary of the undersigned;

(h)

transfers of shares of our common stock or other securities by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement; provided that any filing required by Section 16 of the Exchange Act shall clearly indicate in the footnotes thereto that such transfer is being made pursuant to the circumstances described in this paragraph and such shares remain subject to this lock-up agreement; provided further that no other public announcement or filing shall be required or shall be voluntarily made during the restricted period;

(i)

dispositions or transfers of shares of our common stock upon the “net” or “cashless” exercise of stock options or other equity awards outstanding as of the date of this prospectus and granted pursuant to an employee benefit plan; provided that the underlying shares of our common stock issued to the undersigned upon such exercise shall continue to be subject to the lock-up agreement; provided further that, if required, any public report or filing under Section 16 of the Exchange Act shall clearly indicate in the footnotes thereto that the filing relates to such “net” or “cashless” exercise of stock options or other equity awards, as applicable, that no shares were sold by the reporting person and that the underlying shares issued to the undersigned upon such exercise shall continue to be subject to a lock-up agreement with the underwriters of this offering; provided further that no other public announcement or filing shall be required or shall be voluntarily made during the restricted period;

(j)

exercises solely with cash of a stock option granted under a stock incentive plan or stock purchase plan by the undersigned, and the receipt by the undersigned from us of shares of our common stock upon such exercise, insofar as such option is outstanding as of the date of this prospectus, provided that the underlying shares of common stock shall continue to be subject to the restrictions on transfer set forth in the lock-up agreement; provided further that, if required, any public report or filing under Section 16 of the Exchange Act shall clearly indicate in the footnotes thereto that the filing relates to the exercise of a stock option, that no shares were sold by the reporting person and that the shares received upon exercise of the stock option are subject to a lock-up agreement with the underwriters of this offering; provided further that no other public announcement or filing shall be required or shall be voluntarily made during the restricted period;

(k)

transfers to us of shares of our common stock or other securities in connection with the repurchase by us from the undersigned of shares of our common stock or other securities pursuant to a repurchase right arising upon the termination of the undersigned’s employment with us; provided that such repurchase right is pursuant to contractual agreements with us; provided further that any filing required by Section 16 of the Exchange Act shall clearly indicate in the footnotes thereto that such transfer is being made pursuant to the circumstances described in this paragraph; provided further that no other public announcement or filing shall be required or shall be voluntarily made during the restricted period;

(l)

transfers of shares of common stock or other securities pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction involving a change of control (as defined below) of the company which occurs after the consummation of this offering, is open to all holders of the our capital stock and has been approved by our board of directors; provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the securities held by the undersigned shall remain subject to the provisions of the lock-up agreement (for purposes of this paragraph, “Change of Control” shall mean the consummation of any bona fide third party tender offer, merger, consolidation or other similar transaction the result of which is that any “person” (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of at least 50% of total voting power of our voting stock); or

(m)

the establishment or amendment of a trading plan on behalf of our stockholder, officer or director pursuant to Rule 10b5 1 under the Exchange Act for the transfer of shares of our common stock, provided that

(i) such plan does not provide for the transfer of our common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the undersigned or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of our common stock may be made under such plan during the restricted period.

provided that (i) in the case of any transfer or distribution pursuant to each of the clauses (c) through (h), each donee or distributee shall sign and deliver a lock-up agreement substantially in the form of the lock-up agreement signed by us and such other persons, (ii) pursuant to each of the clauses (b) through (g), no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, and no other public announcement or filing shall be required or shall be voluntarily made during the restricted period, and (iii) in the case of any transfer or distribution pursuant to each of clauses (c) through (g) above, such transfer or distribution shall not involve a disposition for value.

Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, Piper Sandler & Co. and Cowen and Company, LLC may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our shares of common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price are our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Directed Share Program

At our request, the underwriters have reserved five percent of the shares of common stock to be issued by the company and offered by this prospectus for sale, at the initial public offering price, to directors, officers, employees, business associates and other persons related to the company. If purchased by our directors and officers, these shares will be subject to a 180-day lock-up restriction. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Selling Restrictions

European Economic Area

This prospectus has been prepared on the basis that any offer of shares of our common stock in any Member State of the European Economic Area (each, a “Member State”), will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of shares of our common stock. Accordingly any person making or intending to make an offer in that Member State of shares of our common stock which are the subject of the offering contemplated in this prospectus in relation to the offer of those shares of our common stock may only do so in circumstances in which no obligation arises for the company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, in each case in relation to such offer.

Neither the company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares of our common stock in circumstances in which an obligation arises for the company or the underwriters to publish or supplement a prospectus for such offer. Neither the company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares of our common stock through any financial intermediary, other than offers made by the underwriters, which constitute the final placement of the shares of common stock contemplated in this prospectus.

Each person in a Member State who receives any communication in respect of, or who acquires any shares of our common stock under, the offers to the public contemplated in this prospectus, or to whom the shares of our common stock are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and the company that it and any person on whose behalf it acquires shares of our common stock is:

(a)	a qualified investor within the meaning of Article 2(e) of the Prospectus Regulation; and

(b)

in the case of any shares of our common stock acquired by it as a financial intermediary, as that term is used in Article 5(1) of the Prospectus Regulation: (i) the shares of our common stock acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Regulation, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares of our common stock have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those shares of our common stock to it is not treated under the Prospectus Regulation as having been made to such persons.

In relation to each Member State, each underwriter has represented and agreed that it has not made and will not make an offer of shares of our common stock to the public in that Member State except that it may make an offer of shares of our common stock to the public in that Member State at any time,

a)	to legal entities which are qualified investors as defined in the Prospectus Regulation;

b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation) subject to obtaining the prior consent of the representatives for any such offer; or

c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares of our common stock shall require the company or the underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer of shares of our common stock to the public” in relation to any shares of our common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for the shares of our common stock.

The expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended or superseded).

United Kingdom

This prospectus has been prepared on the basis that any offer of shares of our common stock in the United Kingdom will be made pursuant to an exemption under the UK Prospectus Regulation from the requirement to publish a prospectus for offers of shares of our common stock. Accordingly any person making or intending to make an offer in the UK of shares of our common stock which are the subject of the offering contemplated in this prospectus in relation to the offer of those shares of our common stock may only do so in circumstances in which no obligation arises for the company or any of the underwriters to publish a prospectus pursuant to section 85 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation in each case in relation to such offer.

Neither the company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares of our common stock in circumstances in which an obligation arises for the company or the underwriters to publish or supplement a prospectus for such offer. Neither the company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares of our common stock through any financial intermediary, other than offers made by the underwriters, which constitute the final placement of the shares of our common stock contemplated in this prospectus.

Each person in the UK who receives any communication in respect of, or who acquires any shares of our common stock under, the offers to the public contemplated in this prospectus, or to whom the shares of our common stock are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and the company that it and any person on whose behalf it acquires shares of our common stock is:

(a)	a qualified investor within the meaning of Article 2(e) of the UK Prospectus Regulation; and

(b)

in the case of any shares of our common stock acquired by it as a financial intermediary, as that term is used in Article 5(1) of the UK Prospectus Regulation, (i) the shares of our common stock acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in the UK other than qualified investors, as that term is defined in the UK Prospectus Regulation, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares of our common stock have been acquired by it on behalf of persons in the UK other than qualified investors, the offer of those shares of our common stock to it is not treated under the UK Prospectus Regulation or FSMA as having been made to such persons.

Each underwriter has represented and agreed that it has not made and will not make an offer of shares of our common stock to the public in the United Kingdom, except that it may make an offer of shares of our common stock to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined in Article 2 of the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the UK Prospectus Regulation) in the United Kingdom subject to obtaining the prior consent of the representatives for any such offer; or

(c)	at any time in any other circumstances falling within section 86 of the FSMA,

provided that no such offer of shares of our common stock shall require the company or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression “an offer of shares of our common stock to the public” in relation to any shares of our common stock means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for the shares of our common stock.

The expression UK Prospectus Regulation means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Each underwriter has represented, warranted and agreed as follows:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which section 21(1) of the FSMA does not apply to the company; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.

(c)

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any shares of our common stock may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares of our common stock may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares of our common stock without disclosure to investors under Chapter 6D of the Corporations Act.

The common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring common stock must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada

The shares of our common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of our common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus The prospectus to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares of our common stock offered should conduct their own due diligence on the prospectus. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Hong Kong

The shares of our common stock may have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the SFO, of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or the CO, or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares of our common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Singapore

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares of common stock, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Each representative has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each representative has represented and agreed that it has not offered or sold any shares of our common stock or caused the shares of our common stock to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares of our common stock or cause the shares of our common stock to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our common stock, whether directly or indirectly, to any person in Singapore other than:

•

to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time, or the SFA) pursuant to Section 274 of the SFA;

•	to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA and in accordance with the conditions specified in Section 275 of the SFA; or

•	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of our common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

i.	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 276(4)(i)(B) of the SFA;

ii.	where no consideration is or will be given for the transfer;

iii.	where the transfer is by operation of law;

iv.	as specified in Section 276(7) of the SFA; or

v.	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.

Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, Palo Alto, California. The underwriters are being represented by Shearman  & Sterling LLP, New York, New York.

EXPERTS

The financial statements of Cytek Biosciences, Inc. and subsidiaries as of December 31, 2020 and 2019, and for each of the two years in the period ended December 31, 2020, included in this Registration Statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov.

Upon the closing of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection at the website of the SEC referred to above. We also maintain a website at www.cytekbio.com, at which, following the closing of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

CYTEK BIOSCIENCES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Cytek Biosciences, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cytek Biosciences, Inc., and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive income (loss), redeemable convertible preferred stock and stockholders’ deficit, and cash flows, for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

April 21, 2021

We have served as the Company’s auditor since 2019.

Cytek Biosciences, Inc.

Consolidated balance sheets

	December 31,
	2019	2020
(In thousands, except share and per share data)
Assets
Current assets:
Cash and cash equivalents	$30,122	$165,231
Trade accounts receivable, net	17,149	16,990
Restricted cash, current	118	888
Inventories	18,434	23,018
Prepaid expenses and other current assets	1,942	2,495

Total current assets	67,765	208,622
Property and equipment, net	1,041	2,140
Goodwill	476	476
Intangible assets, net	263	274
Restricted cash, noncurrent	250	—
Other noncurrent assets	566	8,467

Total assets	$70,361	$219,979

Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities:
Trade accounts payable	2,342	2,944
Legal settlement liability, current	7,245	6,253
Accrued expenses	6,642	9,048
Other current liabilities	1,620	4,626
Deferred revenue, current	3,190	3,665

Total current liabilities	21,039	26,536
Legal settlement liability, noncurrent	14,429	10,959
Deferred revenue, noncurrent	1,782	3,456
Other noncurrent liabilities	159	737

Total liabilities	$37,409	$41,688

Commitments and contingencies (Note 15)
Redeemable convertible preferred stock, $0.001 par value; 52,660,751 and 65,453,176 shares authorized as of December 31, 2019 and 2020, respectively; 52,138,783 and 65,453,173 shares issued and outstanding as of December 31, 2019 and 2020, respectively; aggregate liquidation preference of $79,230 and $199,230 as of December 31, 2019 and 2020, respectively.	74,653	194,319

Stockholders’ deficit:

Common stock, $0,001 par value; 100,000,000, and 115,000,000 authorized shares at December 31, 2019 and 2020, respectively; 21,299,016, and 23,432,062 issued and outstanding shares at December 31, 2019 and 2020, respectively.	21	23
Additional paid-in capital	443	6,491
Accumulated deficit	(42,018)	(22,607)
Accumulated other comprehensive income (loss)	(147)	65

Total stockholders’ deficit	$(41,701)	$(16,028)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$70,361	$219,979

The accompanying notes are an integral part of these consolidated financial statements.

Cytek Biosciences, Inc.

Consolidated statements of operations and comprehensive income (loss)

	Year ended December 31,
(In thousands, except share and per share data)	2019	2020
Revenue, net:
Product	$50,172	$85,283
Service	7,711	7,556

Total revenue, net	57,883	92,839
Cost of sales:
Product	22,894	32,277
Service	6,315	8,852

Total cost of sales	29,209	41,129

Gross profit	28,674	51,710
Operating expenses:
Research and development	8,931	13,693
Sales and marketing	10,241	14,988
General and administrative	6,739	9,370
Litigation settlement	20,019	—

Total operating expenses	45,930	38,051

Income (loss) from operations	(17,256)	13,659
Other income (expense):
Interest expense	(1)	(333)
Interest income	711	110
Other income (expense), net	252	994

Total other income (expense), net	962	771

Income (loss) before income taxes	(16,294)	$14,430
Provision for (benefit from) income taxes	533	(4,981)

Net income (loss)	$(16,827)	$19,411

Less: net income allocated to participating securities		(16,195)

Net income (loss) attributable to common stockholders	$(16,827)	$3,216

Net income (loss) attributable to common stockholders per share, basic	$(0.80)	$0.15

Net income (loss) attributable to common stockholders per share, diluted	$(0.80)	$0.13

Weighted-average shares used in calculating net income (loss) per share, basic	20,950,082	21,845,666

Weighted-average shares used in calculating net income (loss) per share, diluted	20,950,082	24,457,061

Comprehensive income (loss):
Net income (loss)	$(16,827)	$19,411
Foreign currency translation adjustment, net of tax	(25)	212

Net comprehensive income (loss)	$(16,852)	$19,623

The accompanying notes are an integral part of these consolidated financial statements

Cytek Biosciences, Inc.

Consolidated statements of redeemable convertible preferred stock and stockholders’ deficit

(In thousands, except share data)	Redeemable convertible preferred stock		Common stock		Additional paid-in	Accumulated	Accumulated other comprehensive	Total stockholders’
	Shares	Amount	Shares	Amount	capital	deficit	income (loss)	deficit
Balances at December 31, 2018	52,138,783	$74,653	20,671,965	$20	$82	$(25,191)	$(122)	$(25,211)
Exercise of stock options			627,051	1	92			93
Stock-based compensation					269			269
Foreign currency translation adjustment, net of tax							(25)	(25)
Net loss						(16,827)		(16,827)

Balances at December 31, 2019	52,138,783	$74,653	21,299,016	$21	$443	$(42,018)	$(147)	$(41,701)

Issuance of Series D redeemable convertible preferred stock, net of issuance costs of $334	13,314,390	119,666						—
Exercise of stock options			567,348	1	194			195
Stock-based compensation					611			611
Stock issuance for litigation settlement			1,565,698	1	5,243			5,244
Foreign currency translation adjustment, net of tax							212	212
Net income						19,411		19,411

Balances at December 31, 2020	65,453,173	$194,319	23,432,062	$23	$6,491	$(22,607)	$65	$(16,028)

The accompanying notes are an integral part of these consolidated financial statement

Cytek Biosciences, Inc.

Consolidated statements of cash flows

	Year ended December 31,
(In thousands)	2019	2020
Cash flows from operating activities:
Net income (loss)	$(16,827)	$19,411
Adjustments to reconcile net income (loss) to cash (used in) provided by operating activities:
Depreciation and amortization	309	603
Allowance for doubtful accounts	—	175
Stock-based compensation	269	611
Provision for excess and obsolete inventory	1,344	1,569
Interest expense for accretion of legal settlement liability	—	323
Change in operating assets and liabilities:
Trade accounts receivable	(12,612)	334
Inventories	(14,614)	(5,704)
Prepaid expenses and other assets	1,104	(8,216)
Trade accounts payable	1,213	(55)
Accrued expenses and other liabilities	5,839	3,269
Legal settlement liability	21,674	458
Deferred revenue	(1,446)	2,378

Net cash (used in) provided by operating activities	(13,747)	15,156

Cash flows from investing activities:
Purchase of property and equipment	(973)	(1,547)

Net cash used in investing activities	(973)	(1,547)

Cash flows from financing activities:
Proceeds from Paycheck Protection Program loan	—	4,082
Repayment of Paycheck Protection Program loan		(1,310)
Net proceeds from issuance of Series D redeemable convertible preferred stock	—	119,666
Proceeds from issuance of common stock upon exercise of stock options	93	169

Net cash provided by financing activities	93	122,607

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(33)	(587)
Net (decrease) increase in cash, cash equivalents and restricted cash	(14,660)	135,629

Cash, cash equivalents and restricted cash at beginning of period	45,150	30,490

Cash, cash equivalents and restricted cash at end of period	$30,490	$166,119

Supplemental disclosure of cash flow information:
Cash paid for taxes	$144	$2,073

Non-cash investing and financing activities:
Stock option exercise in accounts receivable at period end	$—	$26

Common stock issuance for legal settlement	$—	$5,244

The accompanying notes are an integral part of these consolidated financial statement

Cytek Biosciences, Inc.

Notes to consolidated financial statements

1.	Description of business

Cytek Biosciences, Inc. (“Cytek” or the “Company”) is a life sciences technology company advancing the next generation of cell analysis tools by leveraging novel technical approaches. The Company has focused on becoming the premier cell analysis company through continued innovation that facilitates scientific advances in biomedical research and clinical applications.

The Company has successfully developed and manufactured its full spectrum flow cytometry platform (“instrument(s)” or “product(s)”). The Company believes its core instruments, the Aurora and Northern Lights systems, are the first full spectrum flow cytometers able to deliver high-resolution, high-content and high-sensitivity cell analysis by utilizing the full spectrum of fluorescence signatures from multiple lasers to distinguish fluorescent tags on single cells (“Full Spectrum Profiling” or “FSP”). The Company’s novel approach harnesses the power of information within the entire spectrum of a fluorescent signal to achieve a higher level of multiplexing with exquisite sensitivity. The Company’s FSP platform includes instruments, reagents, software, and services to provide a comprehensive and integrated suite of solutions for its customers.

The Company was incorporated in the state of Delaware in December 2014 and is headquartered in Fremont, California with offices, manufacturing facilities and distribution channels across the globe.

2.	Basis of presentation and summary of significant accounting policies

The Company has prepared the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASUs”) of the Financial Accounting Standards Board (“FASB”).

Principles of consolidation

The consolidated financial statements include the accounts of Cytek Biosciences, Inc., and its wholly-owned subsidiaries, Cytek Limited (HK), Cytek Biosciences B.V. (Europe), Cytek (Shanghai) Biosciences Co., Ltd., Cytek Biosciences (Wuxi) Co. Ltd., Cytoville Biosciences Shanghai Co., Ltd. and Cytek (Shanghai) Software Development Technology Co., Ltd. All intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and the disclosure of contingent assets and liabilities in the Company’s consolidated financial statements and accompanying notes as of the date of the consolidated financial statements. These estimates and assumptions are based on current facts, historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses that are not readily apparent from other sources. Actual results may differ materially and adversely from these estimates.

COVID-19 pandemic

The Company is subject to risks and uncertainties as a result of the COVID-19 pandemic. The future impact of the COVID-19 pandemic remains uncertain as the response to the pandemic is in its incipient stages and information is rapidly evolving.

In December 2019, a novel strain of coronavirus, which causes the disease known as COVID-19, was reported to have surfaced in Wuhan, China. Since then, COVID-19 coronavirus has spread globally. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. The COVID-19 pandemic has and may continue to impact the Company’s manufacturing facilities (in Fremont, California and Wuxi, China) and its third-party manufacturers and suppliers, which could disrupt its supply chain or the availability or cost of materials. The effects of the public health directives and the Company’s work-from-home policies may negatively impact productivity, disrupt its business and delay Company’s operations, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on the Company’s ability to conduct business in the ordinary course. These and similar, and perhaps more severe, disruptions in the Company’s operations could negatively impact business, results of operations and financial condition, including its ability to obtain financing. For the years ended December 31, 2019 and 2020, the Company has not incurred impairment losses in the carrying values of its assets as a result of the pandemic and is not aware of any specific related event or circumstances that would require the Company to revise its estimates reflected in these consolidated financial statements.

The Company cannot be certain what the overall impact of the COVID-19 pandemic will be on its business and prospects. The extent to which the COVID-19 pandemic will further directly or indirectly impact its business, results of operations, financial condition, liquidity and research and development costs will depend on future developments that are highly uncertain including as a result of new information that may emerge concerning COVID-19, the actions taken to contain or treat it, and the duration and intensity of the related effects. In addition, the Company could see some limitations on employee resources that would otherwise be focused on its operation including but not limited to sickness of employees or their families, the desire of employees to avoid contact with large groups of people, and increased reliance on working from home. If the financial markets and/or the overall economy are adversely impacted for an extended period, the Company’s business, financial condition, results of operations and prospects may be adversely affected.

Operating segments

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company’s Chief Executive Officer, who is the chief operating decision maker, reviews financial information on an aggregate basis for allocating and evaluating financial performance. The Company operates and manages its business as one reportable and operating segment.

Foreign currency translation and transactions

The Company has determined that the functional and reporting currency for its operations across the globe is the functional currency of the Company’s international subsidiaries. Accordingly, all foreign balance sheet accounts have been translated into U.S. dollars using the rate of exchange at the respective balance sheet date. Components of the consolidated statements of operations and comprehensive income (loss) have been translated at the average exchange rate for the year or the reporting period. Translation gains and losses are recorded in accumulated other comprehensive income (loss) as a component of stockholders’ deficit. Gains or losses arising from currency exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in the consolidated statements of operations and comprehensive income (loss).

Cash, cash equivalents and restricted cash

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value.

The Company’s cash and cash equivalents consist of money held in demand depositary accounts and money market funds. The carrying amount of cash and cash equivalents was $30.1 million and $165.2 million as of

December 31, 2019 and 2020, respectively, which approximates fair value and was determined based upon Level 1 inputs. The money market account is valued using quoted market prices with no valuation adjustments applied and is categorized as Level 1. The Company limits its credit risk associated with cash and cash equivalents by maintaining its bank accounts at major and reputable financial institutions. The Company’s cash and cash equivalents balance exceeded the federally insured limit of $250,000 as of December 31, 2019 and 2020.

The Company classifies restricted cash as current and noncurrent on the accompanying consolidated balance sheets based upon the term of the remaining restrictions.

The following table provides a reconciliation of cash, cash equivalents and restricted cash on the consolidated balance sheets to the totals presented on the consolidated statements of cash flows (in thousands):

	December 31,
	2019	2020
Cash	$5,934	$10,651
Cash equivalents—money market funds	24,188	154,580
Restricted cash	368	888

Total cash, cash equivalents and restricted cash as presented on the consolidated statements of cash flows	$30,490	$166,119

Trade accounts receivable, net

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Company’s customers’ respective financial conditions, the amounts of receivables in dispute and the current receivables aging and current payment patterns. To the extent identified, account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. To date, the Company’s customers have primarily been large pharmaceutical companies, biopharmaceutical companies, leading academic research centers and clinical research organizations and therefore, the Company has not had any material write-offs or allowance for doubtful accounts for the presented periods. The Company recorded no activity for its allowance for doubtful accounts for the year ended December 31, 2019. The allowance for doubtful accounts was $175,000 for the year ended December 31, 2020.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is computed using standard cost, which approximates actual cost on a first-in, first-out basis. Inventory that is obsolete or in excess of forecasted usage is written down to its estimated net realizable value based on assumptions about future demand and market conditions. Inventory write-downs are charged to cost of sales and establish a new cost basis for the inventory. Inventories include raw materials, work-in-process and finished goods.

Property and equipment, net

Property and equipment are recorded at cost, net of accumulated depreciation. Depreciation is recorded using the straight-line method based on the estimated useful lives of the depreciable property or, for leasehold improvements, the remaining term of the lease, whichever is shorter. Assets not yet placed in use are not depreciated. The Company’s estimated useful lives of its property and equipment are as follows:

Estimated Useful Lives
Furniture and fixtures	7 years
Laboratory equipment	5 years
Computer equipment and software	3 years
Leasehold improvements	Shorter of expected lease term or estimated useful life

Upon sale or retirement of the assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is recognized in the statement of operations and comprehensive income (loss). Expenditures for general maintenance and repairs are expensed as incurred.

Goodwill and intangible assets, net

In July 2015, the Company entered into a purchase agreement with Cytek Development Technology (“Cytek Tech”) involving the acquisition of substantially all assets of Cytek Tech for the aggregate purchase amount of $900,000 in cash and the assumption of Cytek Tech liabilities. The Company recorded goodwill of $476,000 and intangible assets of $476,000 at the transaction date.

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Intangible assets resulting from the acquisition of entities are estimated by management based on the fair value of assets received. Intangible assets are amortized on a straight-line basis over the estimated useful lives. The Company’s estimated useful lives of its intangible assets are as follows:

Estimated Useful Lives
Patent	20 years
Trademarks IP license	10 years 5 years

Goodwill and intangible assets are tested for impairment on an annual basis or whenever events or changes in circumstances indicate the carrying amount of these assets may not be recoverable. The Company has a single operating segment and a single reportable segment. The Company is also treated as one reporting unit, the level at which impairment testing is performed. The Company conducts its annual goodwill impairment test on October 1. There was no impairment of goodwill or intangible assets recorded for the years ended December 31, 2019 and 2020.

Fair value of financial instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The categorization of a financial instrument within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company recognizes transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer.

The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents, restricted cash, trade accounts receivable, net, trade accounts payable and accrued expenses approximate their fair values.

Revenue recognition

The Company’s product revenue consists of sales of its instrument systems and accessories. The Company recognizes product revenue at the point in time when control of the instrument is transferred to the customer.

The Company’s service revenue primarily consists of post-warranty service contracts, installations and repairs which are recognized over time. Post-warranty service contracts are recognized ratably over the term of the contract and installations and repair services are recognized as they are delivered to the customer.

Revenue is recognized when control of promised goods or services is transferred to a customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To determine revenue recognition for its arrangements with customers, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Invoicing for products occurs upon delivery and payment terms are 30 to 90 days. Service contracts are invoiced upfront and payment terms are generally 30 days. For those arrangements that have terms greater than one year, any payments received upfront are for reasons other than financing. Revenue is recognized only to the extent that it is probable that a significant reversal of the cumulative amount recognized will not occur in future periods. Variable consideration is not material.

Certain of the Company’s sales contracts involve the delivery or performance of multiple products and services within contractually binding arrangements. The Company has determined these performance obligations qualify as distinct performance obligations, as the customer can benefit from the good or service on its own or together with other resources that are readily available to the customer, and the Company’s promise to transfer the good or service is separately identifiable from other promises in the contract. For these arrangements that contain multiple performance obligations, the Company allocates transaction price based on the relative standalone selling price (“SSP”) method by comparing the SSP of each distinct performance obligation to the total value of the contract. The Company uses a range of amounts to estimate SSP for products and services sold together in a contract to determine whether there is a discount to be allocated based on the relative SSP of the various products and services. In instances where SSP is not directly observable, such as when the Company does not sell the product or service separately, the Company determines the SSP using information that may include market conditions and other observable inputs.

Sales, value-add and other taxes, collected from customers concurrent with revenue generating activities and remitted to governmental authorities are not included in revenue. Shipping and handling costs associated with outbound freight are accounted for as a fulfillment cost and are included in cost of sales.

Product revenue

The Company’s standard arrangement for sales to end users is a purchase order or an executed contract. Revenue is recognized upon transfer of control of the product to the customer, which occurs at a point in time depending on the shipping terms.

The Company’s arrangements with its distributors include a purchase order. The purchase order is governed by terms and conditions set forth in the applicable distribution agreement. Revenue is recognized upon transfer of control of the products to the distributor, which occurs at a point in time depending on the shipping terms.

Service revenue

The Company’s service revenue primarily consists of post-warranty service contracts, installations and repairs, which are recognized over time. Post-warranty service contracts are recognized ratably over the term of the contract and installations and repair services are recognized as they are delivered to the customer. Service contracts are typically between one and three years.

Contract liabilities

Contract liabilities consist of fees invoiced or paid by the Company’s customers for which the associated services have not been performed and revenue has not been recognized based on the Company’s revenue recognition criteria described above. Such amounts are reported as deferred revenue for service and customer deposits for instruments on the consolidated balance sheets. Deferred revenue that is expected to be recognized during the following 12 months is recorded as a current liability and the remaining portion is recorded as noncurrent.

Assurance-type product warranties

The Company provides a one-year assurance-type warranty that is included with the sale of its instruments. At the time revenue is recognized for the products, the Company establishes an accrual for estimated warranty expense based on historical data and trends of product reliability and costs of repairing and replacing defective products. The Company exercises judgment in estimating the expected product warranty costs, using data such as the historical repair costs. While management believes that historical experience provides a reliable basis for estimating such warranty cost, unforeseen quality issues or component failure rates could result in future costs in excess of such estimates, or alternatively, improved quality and reliability in the Company’s products could result in actual expenses that are below those currently estimated.

Deferred offering costs

Deferred offering costs, which consist of direct incremental legal, consulting, banking and accounting fees relating to the Company’s planned initial public offering (“IPO”), are capitalized, and will be offset against proceeds from the IPO upon the effectiveness of the offering. In the event an anticipated offering is terminated, deferred offering costs will be expensed. As of December 31, 2019 and 2020, there were no capitalized deferred offering costs. To date, the Company incurred approximately $372,000 of deferred offering costs.

Research and development costs

Research and development costs are expensed as incurred. Research and development expenses to date consist primarily of salaries, benefits, stock-based compensation, independent contractor costs, laboratory supplies, equipment maintenance, materials expenses, and software license fees. Payments made prior to the receipt of goods or services to be used in research and development activities are recorded as prepaid expenses until the related goods or services are received.

Advertising costs

The cost of advertising, marketing and media is expensed as incurred. For the years ended December 31, 2019 and 2020, advertising, marketing and media expenses totaled $751,000 and $976,000, respectively.

Stock-based compensation

The Company maintains an equity incentive compensation plan under which incentive stock options and nonqualified stock options to purchase common stock are granted to employees and non-employee consultants. Stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. The fair value of stock-based awards to employees is estimated using the Black-Scholes option pricing model. The Company records forfeitures as they occur. The weighted-average assumptions used in estimating the fair value of stock options granted during each of the periods presented are:

Expected Volatility—Expected volatility is estimated by studying the volatility of selected industry peers deemed to be comparable to our business corresponding to the expected term of the awards.

Expected Term—Expected term represents the period that our stock-based awards are expected to be outstanding and is determined using the simplified method.

Dividend Yield— The expected dividend yield is zero as we have never declared or paid cash dividends and have no current plans to do so in the foreseeable future.

Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury zero-coupon issued in effect at the time of grant for periods corresponding with the expected term of the option.

Income taxes

The Company accounts for income taxes under an asset and liability approach. Deferred income taxes comprise the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax reporting purposes, net operating loss carryforwards, and other tax credit carryforwards measured by applying currently enacted tax laws. A valuation allowance is provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

The Company determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company uses a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon tax authority examination, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. The Company’s policy for interest and penalties related to uncertain tax positions is to recognize interest and penalties, if any, as a component of the provision for income taxes in the consolidated statements of operations and comprehensive income (loss) and to include accrued interest and penalties within the consolidated balance sheets.

The Company files income tax returns in the U.S. federal jurisdiction, various U.S. state jurisdictions and foreign jurisdictions. The U.S. state and foreign jurisdictions have statutes of limitations that generally range from three to five years. The Company’s federal, state and foreign income tax returns are subject to examination unless the statutes of limitations close. The Company is not currently under examination for federal, state, and foreign income tax purposes.

The Company intends to reinvest its undistributed earnings of its foreign operations. Following enactment of the 2017 Tax Cuts and Jobs Act, the repatriation of cash to the United States is generally no longer taxable for federal income tax purposes. However, the repatriation of cash held outside the United States could be subject to applicable foreign withholding taxes and state income taxes. The Company may remit foreign earnings to the United States to the extent it is tax efficient to do so. It does not expect the tax impact from remitting these earnings to be material.

Net income (loss) attributable to common stockholders per share

Basic net income (loss) attributable to common stockholders per share and diluted net income (loss) attributable to common stockholders per share are computed using the weighted-average number of shares of common stock outstanding for the period. Net income (loss) per share attributable to common stockholders is calculated using the two-class method, which is an earnings allocation formula that determines net income (loss) per share for the holders of shares of the Company’s common stock and participating securities. The Company’s redeemable convertible preferred stock contains participation rights in any dividend paid by the Company and is deemed to be a participating security. The participating securities include a contractual obligation to participate in the income of the Company and are included in the calculation of net income per share in the periods in which net income is recorded.

Diluted net income attributable to common stockholders per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method. The Company allocates earnings first to preferred stockholders based on non-cumulative dividend rights if and when declared and then to common and preferred stockholders based on ownership interests. The weighted-average number of shares of common stock included in the computation of diluted net income attributable to common stockholders per share gives effect to all potentially dilutive common stock equivalents, including outstanding options and redeemable convertible preferred stock.

Common stock equivalents are excluded from the computation of diluted net income (loss) attributable to common stockholders per share if their effect is antidilutive.

Recently adopted accounting pronouncements

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act, until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. The Company has, however, elected to early-adopt as permitted certain new or revised accounting standards as of dates that may or may not coincide with the effective dates of public companies. These standards include the following:

In May 2014, the FASB issued ASU 2014-09 Revenue from Contracts with Customers (Topic 606) (“Topic 606”). Topic 606 and its related amendments supersede Revenue Recognition (Topic 605), issued in June 2010, and provides principles for recognizing revenue for goods and services in a manner consistent with the transfer of control of those goods and services to the customer. The Company adopted the requirements of Topic 606 using the modified retrospective method on January 1, 2018 with such adoption not having a material impact to the Company’s financial statements. Under the modified retrospective method, this guidance is applied to those contracts that were not completed as of January 1, 2019, with no restatement of contracts that were commenced and completed within fiscal years prior to January 1, 2019, and the prior period comparable financial information continues to be presented under the guidance of ASC 605, Revenue Recognition (“ASC 605”).

In June 2018, the FASB issued ASU 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“Topic 718”). This ASU expanded the scope of Topic 718 to include share-based payments issued to non-employees for goods or services. The Company adopted the requirements of Topic 718 on January 1, 2018 with such adoption not having a material impact to the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which amends the disclosure requirements for fair value measurements by removing, modifying, and adding certain disclosures. This new standard was effective for the Company January 1, 2020. This will require application of the new accounting guidance at the beginning of the earliest comparative period presented in the year of adoption. The Company adopted the requirements of Topic 820 on January 1, 2020 with such adoption not having a material impact to the Company’s consolidated financial statements.

Recent accounting pronouncements not yet adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), as subsequently amended (“Topic 842”), to improve financial reporting and disclosures about leasing transactions. This ASU requires companies that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases, where the lease terms exceed 12 months. The recognition, measurement and presentation of expense and cash flows arising from a lease by a lessee will depend primarily on its classification as a finance or operating lease; both types of leases will be recognized on the balance sheet. This ASU also requires disclosures to help financial statement users to better understand the amount, timing and uncertainty of cash flows arising from leases. On June 3, 2020, the FASB issued ASU 2020-05, which amended the effective dates of Topic 842 to give immediate relief from business disruptions caused by the COVID-19 pandemic and provides a one-year deferral of the effective date for nonpublic companies. Therefore, for public companies, the effective date is still December 15, 2018, while the effective date for private companies will now be fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. This new standard is effective for the Company in the fiscal year beginning January 1, 2023 and must be adopted using a modified retrospective approach, with certain exceptions. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which removes certain exceptions related to intra-period tax allocations and deferred tax accounting on outside basis differences in foreign subsidiaries and equity method investments. Additionally, it provides other simplifying measures for the accounting for income taxes. ASU 2019-12 is effective for the Company in the first quarter of 2021 and early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on the consolidated financial statements.

3.	Concentrations of credit risk and other risks and uncertainties

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains accounts in federally insured financial institutions in excess of federally insured limits. Management believes the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which these deposits are held and of the money market funds in which these investments are made.

4.	Revenue from contracts with customers

Disaggregation of revenue

The following table depicts the disaggregation of revenue by sales channel mix and customer mix as defined by the nature of workflows (in thousands):

	December 31,
	2019	2020
Sales channel mix
Direct sales channel	$51,385	$77,106
Distributor channel	6,498	15,733

Total revenue, net	$57,883	$92,839

Customer mix
Academia and government	$31,576	$45,674
Biotechnology, pharmaceutical, distributor and CRO	26,307	47,165

Total revenue, net	$57,883	$92,839

Revenue by geographical markets are presented in Note 19 Geographic areas.

Remaining performance obligations

The following table includes estimated revenues expected to be recognized in the future related to performance obligations that are unsatisfied (or partially satisfied) as of December 31, 2020 (in thousands):

	Less than 1 year	Greater than 1 year	Total
Product revenue	$95	$—	$95
Service revenue	3,570	3,456	7,026

Total revenue	$3,665	$3,456	$7,121

Contract balances

The following table provides information about receivables, customer deposits and deferred revenue from contracts with customers (in thousands):

	December 31,
	2019	2020
Trade accounts receivable	$17,149	$16,990
Contract liabilities:
Deferred revenue	$4,972	$7,121
Customer deposit, which are included in ‘Other current liabilities’	281	624

Total contract liabilities	$5,253	$7,745

The following provides a rollforward of the contract liabilities (in thousands):

Contract liabilities
Balance at December 31, 2018	$3,431
Revenue recognized	(7,655)
Revenue deferred	9,477

Balance at December 31, 2019	5,253
Revenue recognized	(10,678)
Revenue deferred	13,170

Balance at December 31, 2020	$7,745

5.	Balance sheet details

Inventories

The following table shows the components of inventory (in thousands):

	December 31,
	2019	2020
Raw materials	$11,985	$12,882
Work-in-process	1,632	3,135
Finished goods	4,817	7,001

Total inventories	$18,434	$23,018

Prepaid expenses and other current assets

The following table shows the components of prepaid expenses and other current assets (in thousands):

	December 31,
	2019	2020
Prepaid expenses:
Prepaid inventory	$579	$29
Prepaid rent	115	162
Other	350	745
Other current assets:
Tax refund receivable	597	1,114
Other	301	445

Total prepaid expenses and other current assets	$1,942	$2,495

Other noncurrent assets

The following table shows the components of other noncurrent assets (in thousands):

	December 31,
	2019	2020
Deferred income tax assets, noncurrent	$—	$7,378
Other	566	1,089

Total other noncurrent assets	$566	$8,467

For the income taxes analysis refer to Note 14.

Accrued expenses

The following table shows the components of accrued expenses (in thousands):

	December 31,
	2019	2020
Accrued expenses:
Product warranty	$734	$969
Accrued compensation and related benefits	2,492	5,563
Purchases	2,884	2,065
Other	532	451

Total accrued expenses	$6,642	$9,048

For the product warranty analysis refer to Note 17.

Other current liabilities

The following table shows the components of other current liabilities (in thousands):

	December 31,
	2019	2020
Other current liabilities:
Customer deposits	$281	$624
Paycheck Protection Program loan (Note 15)	—	2,772
Income tax payable	306	468
Sales and use tax payable	265	566
Other	768	196

Total other current liabilities	$1,620	$4,626

6.	Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The categorization of a financial instrument within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. The following table sets forth the fair value of the Company’s financial assets and liabilities by level within the fair value hierarchy (in thousands):

	December 31, 2019	Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Assets:
Money market funds	$24,188	$24,188	$—	$—

Total	$24,188	$24,188	$—	$—

	December 31, 2020	Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Assets:
Money market funds	$154,580	$154,580	$—	$—

Total	$154,580	$154,580	$—	$—

The Company did not have any transfers of financial assets measured at fair value on a recurring basis to or from Level 1, Level 2 or Level 3 for any of the periods presented.

7.	Property and equipment, net

The following table shows the components of property and equipment, net (in thousands):

	December 31,
	2019	2020
Office and computer equipment	$240	$372
Laboratory equipment	270	1,396
Furniture and fixtures	169	198
Leasehold improvements	764	1,108

Total property and equipment	1,443	3,074
Less: accumulated depreciation	(402)	(934)

Property and equipment, net	$1,041	$2,140

Total depreciation expense for the years ended December 31, 2019 and 2020 was $211,000 and $532,000, respectively.

8.	Goodwill and intangible assets, net

There were no changes in goodwill for the fiscal years ended December 31, 2019 and 2020.

The following table shows the components of intangible assets, net (in thousands):

	December 31,
	2019	2020
Patents and trademarks	$206	$288
IP license	476	476

Total intangible assets	682	764
Less: accumulated amortization	(419)	(490)

Intangible assets, net	$263	$274

Total amortization expense for the years ended December 31, 2019 and 2020 was $98,000 and $71,000, respectively.

9.	Legal settlement liability

The following table shows the components of the legal settlement liability (in thousands):

	December 31,
	2019	2020
Current:
Legal settlement liability	$7,245	$6,253
Noncurrent:
Legal settlement liability	14,429	10,959

Total legal settlement liability	$21,674	$17,212

Refer to Note 15 Commitments and contingencies for a description of the litigation settlement.

10.	Redeemable convertible preferred stock

In March 2015, the Company entered into a Series A Preferred Stock Purchase Agreement (“Series A Agreement”) with certain investors pursuant to which it sold and issued 7,350,000 shares of Series A redeemable convertible preferred stock (“Series A shares”) at a purchase price of $0.50 per share in the initial closing. In July 2015, the Company sold and issued an additional 6,125,000 Series A shares at a purchase price of $0.50 per share pursuant to a subsequent closing under the Series A Agreement. In October 2015, the Company sold and issued an additional 11,025,000 Series A shares at a purchase price of $0.50 per share pursuant to a milestone closing under the Series A Agreement. A total of 24,500,000 Series A shares were issued for $12.2 million, net of issuance costs of $89,000.

In December 2016, the Company entered into a Series B Preferred Stock Purchase Agreement (“Series B Agreement”) with certain investors pursuant to which it sold and issued 7,416,667 shares of Series B convertible redeemable preferred stock (“Series B shares”) at a purchase price of $1.00 per share in the initial closing. In January 2018, the Company sold and issued an additional 4,583,333 Series B shares at a purchase price of $1.00 per share pursuant to a milestone closing under the Series B Agreement.

In September 2018, the Company entered into a Series C Preferred Stock Purchase Agreement (“Series C Agreement”) with certain investors pursuant to which it sold and issued 14,038,706 shares of Series C convertible redeemable preferred stock (“Series C shares” and together with Series A shares, Series B shares and Series C shares, the “2018 Preferred Stock”) at a purchase price of $3.1983 per share in the initial closing. In November and December 2018, the Company sold and issued an additional 1,875,996 and 1,563,330 Series C shares, respectively, at a purchase price of $3.1983 per share pursuant to subsequent closings under the Series C Agreement.

In October 2018, the Company repurchased 1,839,249 Series A shares at a price per share of $2.7185 (“Series A Repurchase”), for an aggregate purchase price of $5.0 million. In connection with the Series A Repurchase, the Company filed a Certificate of Retirement with the Secretary of State in the State of Delaware to (i) cancel and retire the repurchased shares as required by the Company’s Amended and Restated Certificate of Incorporation, (ii) reduce the number of 2018 Preferred Stock authorized under the Company’s Amended and Restated Certificate of Incorporation to 52,660,751 from 54,500,000 and (iii) reduce the number of Series A shares authorized under the Company’s Amended and Restated Certificate of Incorporation 22,660,751 from 24,500,000.

In October 2020, under the amended and restated certificate of incorporation dated October 22, 2020 (“October COI”), the Company issued 13,314,393 shares of Series D redeemable convertible preferred stock (“Series D shares” and together with Series A shares, Series B shares, Series C shares, the “Preferred Stock”) at a purchase price of $9.01 per share for net proceeds of $119.7 million and authorized the reduction of the Series C to 17,478,032.

The Preferred Stock at December 31, 2019 consists of the following (in thousands, except share and per share data):

Series	Shares authorized	Shares issued and outstanding	Original issue price	Aggregate liquidation preference	Carrying value
Series A	22,660,751	22,660,751	$0.50	$11,330	$7,161
Series B	12,000,000	12,000,000	1.00	12,000	11,944
Series C	18,000,000	17,478,032	3.1983	55,900	55,548

Total redeemable convertible preferred stock	52,660,751	52,138,783		$79,230	$74,653

The Preferred Stock at December 31, 2020 consists of the following (in thousands, except shares and per share data):

Series	Shares authorized	Shares issued and outstanding	Original issue price	Aggregate liquidation preference	Carrying value
Series A	22,660,751	22,660,751	$0.50	$11,330	$7,161
Series B	12,000,000	12,000,000	1.00	12,000	11,944
Series C	17,478,032	17,478,032	3.1983	55,900	55,548
Series D	13,314,393	13,314,390	9.0128	120,000	119,666

Total redeemable convertible preferred stock	65,453,176	65,453,173		$199,230	$194,319

The Company has classified its Preferred Stock as temporary equity in the accompanying consolidated balance sheets due to terms that allow for redemption of the shares upon certain change in control events that are outside of the Company’s control, including sale or transfer of control of the Company, as holders of the Preferred Stock could cause redemption of the shares in these situations.

The rights, preferences and privileges of the holders of Preferred Stock, respectively:

Dividends

Holders of Series D shares, in preference to the holders of Series C shares, Series B shares, Series A shares and common stock, shall be entitled to receive, when, as and if declared by the Board of Directors of the Corporation (the “Board”) cash or stock dividends at the rate of 8% of the Series D Original Issue Price (as defined below) per annum on each outstanding Series D shares. Holders of Series C shares, in preference to the holders of Series B shares, Series A shares and common stock, shall be entitled to receive, when, as and if declared by the Board, cash or stock dividends at the rate of 8% of the Series C Original Issue Price (as defined below) per annum on each outstanding Series C shares. Holders of Series B shares, in preference to the holders of Series A shares and common stock, shall be entitled to receive, when, as and if declared by the Board, cash or stock dividends at the rate of 8% of the Series B Original Issue Price (as defined below) per annum on each outstanding Series B shares. Holders of Series A shares, in preference to the holders of common stock, shall be entitled to receive, when, as and if declared by the Board, cash or stock dividends at the rate of 8% of the Series A Original Issue Price (as defined below) per annum on each outstanding Series A shares. The dividends are non-cumulative. Through December 31, 2020, no cash dividends have been declared by the Company.

Conversion

Each share of Preferred Stock is convertible, at the option of the holder, at any time, into shares of common stock. The number of shares is determined by dividing the original issuance price by the conversion price, which is also equal to the original issuance price.

The conversion price of the Preferred Stock is subject to adjustment to prevent dilution in the event that the Company issues additional shares of common stock at a price per share less than the applicable conversion price.

Each share of Preferred Stock will automatically convert into shares of common stock at the then effective conversion price for each such share immediately upon the earlier of (i) the Company’s sale of its common stock in an underwritten public offering pursuant to a registration statement under the Securities Act 1933, as amended, resulting in aggregate gross proceeds to the Company of at least $50.0 million, or (ii) the date specified by the written consent of the holders of a majority of the then outstanding shares of Preferred Stock, consenting or voting together as a single class on an as-converted basis.

Liquidation

Upon liquidation, dissolution, or winding up of the Company, or upon a change of control or a sale of substantially all of the Company’s assets, the holders of the outstanding Series D shares shall be entitled to receive, prior and in preference to any distribution to the holders of the Series C shares, Series B shares, Series A shares and common stock, an amount per share equal to the greater of (i) one times the original issue price plus any dividends accrued but unpaid thereon, or (ii) an amount that would have been paid had such shares been converted into common stock immediately prior to such liquidation.

After distribution to the Series D holders, holders of the Series C shares shall be entitled to receive, prior and in preference to any distribution to the holders of Series B shares, Series A shares and common stock, an amount per share equal to the greater of (i) the original issue price plus any dividends accrued but unpaid thereon, whether declared, together with any other dividends declared but unpaid, or (ii) an amount that would have been paid had such share been converted into common stock immediately prior to such liquidation.

After distribution to the Series C holders, holders of the Series B shares shall be entitled to receive, prior and in preference to any distribution to the holders of shares of Series A shares and common stock, an amount per share equal to the greater of (i) the original issue price plus any dividends declared but unpaid, or (ii) an amount that would have been paid had such share been converted into common stock immediately prior to such liquidation.

After distribution to the Series B holders, holders of the Series A shares shall be entitled to receive, prior and in preference to any distribution to the holders of common stock, an amount per share equal to the greater of (i) the original issue price plus any dividends declared but unpaid thereon, or (ii) an amount that would have been payable had such share been converted into common stock immediately prior to such liquidation.

The remaining assets will be distributed to holders of the Company’s common stock.

Voting rights

Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of common stock into which such holder’s shares of Preferred Stock are convertible as of the record date.

At any time when at least 1,250,000 Series D shares (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Series D) are outstanding, the holders of record of Series D shares, voting exclusively and as a separate class, shall be entitled to elect one director of the Company (the “Series D Director”). The holders of record of Series A shares and Series B shares, voting together as a single class (on an as-converted to common stock basis in accordance with the terms of the October COI), are entitled to elect two directors of the Company. The holders of record of Series C shares, voting exclusively as a separate class, are entitled to elect two directors of the Company. The holders of record of the shares of common stock, voting exclusively and as a separate class, are entitled to elect four directors of the Company. The holders of record of the shares of common stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class (on an as-converted to common stock basis in accordance with the terms of the October COI), are entitled to elect the balance of the total number of directors of the Company.

Redemption

The Preferred Stock is redeemable by the Company at a price equal to the applicable original issue price per share, plus any dividends declared but unpaid, commencing on or after the seventh anniversary of the original issue date.

11.	Common stock

As of December 31, 2020, the Company has authorized 115,000,000 shares of common stock at $0.001 par value. Holders of common stock are entitled to one vote per share, and to receive dividends, only and if declared by the Board of Directors and, upon liquidation or dissolution, are entitled to receive all assets available for distribution to stockholders, subordinate to the rights, preferences and privileges of any outstanding Preferred Stock with respect to dividends and in connection with a liquidation, winding up and dissolution of the Company. The holders have no preemptive or other subscription rights.

In March 2015, the Board approved the 2015 Equity Incentive Plan (“2015 Plan”). The maximum number of shares of common stock reserved for issuance under the 2015 Plan is 11,368,545. As of December 31, 2020 the total number of shares of common stock available for issuance under the 2015 Plan was 5,231,909 shares.

Fair value of common stock

The fair value of the shares of common stock underlying the stock options has historically been determined by the Board. Because there has been no public market for the Company’s common stock, the Board has determined fair value of the common stock at the time of the option grant by considering a number of objective and subjective factors including valuation of comparable companies, sales of redeemable convertible preferred stock to unrelated third parties, operating and financial performance, the lack of liquidity of capital stock and general and industry specific economic outlook, amongst others. In determining the fair value of the common stock, the methodologies used to estimate the enterprise value were performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The fair value of the underlying common stock will be determined by the Board, after consideration of a third-party valuation report, until the Company’s common stock is listed on an established stock exchange or national market system.

12.	Stock-based compensation plan

The following table shows stock option activity during the periods indicated (in thousands except share and per share data):

	Number of options outstanding	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Balance as of December 31, 2019	3,915,096	$0.50	8.04	$2,825
Options granted	1,311,310	1.82

Options exercised	(567,348)	0.34

Options forfeited	(27,793)	1.22

Balance as of December 31, 2020	4,631,265	$0.89	7.79	$11,405

Options unvested as of December 31, 2020	2,348,971	$1.29	8.78	$4,830

Options exercisable as of December 31, 2020	2,282,294	$0.47	6.77	$6,575

The weighted-average grant date fair value of options granted during the years ended December 31, 2019 and 2020 was $0.59 and $1.28 per share, respectively. There was $0.8 million and $1.9 million of unrecognized stock-based compensation expense related to unvested stock options as of December 31, 2019 and 2020, respectively. The unrecognized stock-based compensation expense is estimated to be recognized over a period of 2.63 years as of December 31, 2020. The total fair value of options vested during the years ended December 31, 2019 and 2020 was $0.2 million and $0.5 million, respectively.

The Company currently uses authorized and unissued shares to satisfy option exercises.

During the years ended December 31, 2019 and 2020, the Company granted 1,067,500 and 1,311,310 options, respectively. The aggregate intrinsic value of options exercised was $486,718 and $918,968 for the years ended December 31, 2019 and 2020, respectively. The aggregate intrinsic value is calculated as the difference between the exercise price and the estimated fair value of the Company’s common stock at the date of exercise.

Stock-based compensation expense

The following table shows the allocation of stock-based compensation expense related to the Company’s stock-based awards (in thousands):

	Year ended December 31,
	2019	2020
Cost of sales	$90	$232
Research and development	58	109
Sales and marketing	67	183
General and administrative	54	87

Total stock-based compensation	$269	$611

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. The valuation model for stock compensation expense requires the Company to make assumptions and judgments about the variables used in the calculation including the expected term (weighted-average period of time that the options granted are expected to be outstanding), volatility of the Company’s common stock and an assumed-risk-

free interest rate. The following table shows the weighted-average valuation assumptions used in determining the fair value of employee stock options:

	Year ended December 31,
	2019	2020
Expected volatility	70%	83%
Expected term (years)	5.97	5.96
Risk-free interest rate	2%	1%
Expected dividend yield	0%	0%

13.	Employee benefit plan

401(k) retirement savings plan

The Company currently maintains a 401(k) retirement savings plan the covers substantially all of its employees (“401(k) Plan”). The 401(k) Plan permits voluntary contributions by employees, a portion of which are matched by the Company. The Company’s contributions to the 401(k) Plan were approximately $320,00 and $584,000 for the years ended December 31, 2019 and 2020, respectively.

14.	Income taxes

For the years ended December 31, 2019 and 2020, income from continuing operations before taxes consisted of amounts related to U.S. operations and income associated with the Company’s foreign operations. The geographical breakdown of the Company’s income (loss) before provision for (benefit from) income taxes is as follows (in thousands):

	2019	2020
Domestic	$(18,628)	$14,136
Foreign	2,334	294

Net income (loss) before provision for (benefit from) income taxes	$(16,294)	$14,430

Income tax expense (benefit) attributable to income from continuing operations consists of (in thousands):

	2019	2020
Current tax expense (benefit):
Federal	$288	$1,108
State	177	580
Foreign	68	709

Total current tax expense (benefit) .	533	2,397

Deferred tax expense (benefit):
Federal	—	(4,956)
State	—	(1,086)
Foreign	—	(1,336)

Total deferred tax expense (benefit)	—	(7,378)

Total provision for (benefit from) income taxes	$533	$(4,981)

Tax rate reconciliation

The following table presents a reconciliation of the federal statutory rate to the Company’s effective tax rate:

	2019	2020
U.S. federal tax benefit at statutory rate	21.0%	21.0%
State income taxes, net of federal benefit	4.9%	5.5%
Foreign income taxed at different rates	0.5%	(3.7)%
Foreign-derived intangible income deduction	1.2%	(1.5)%
Research and development credits	1.4%	(2.4)%
Tax impact of foreign earnings and losses	(1.5)%	1.1%
Permanent differences	2.3%	(2.5)%
Prior year true up due to tax rate change	—	1.9%
Change in valuation allowance, net	(33.0)%	(53.4)%
Other	(0.1)%	(0.5)%

Effective tax rate	(3.3)%	(34.5)%

Significant components of deferred taxes

The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2019 and 2020 are presented below (in thousands):

	2019	2020
Deferred tax assets:
Net operating loss carryforwards	$445	$573
Research and development credit carryforwards	362	156
Stock-based compensation	18	52
Depreciation and amortization	85	38
Legal settlement	5,510	4,216
Deferred revenue	1,252	1,409
Inventory valuation	520	758
Accrued bonus	297	540
Other accruals and reserves	246	458

Gross deferred tax assets	8,735	8,200
Valuation allowance	(8,106)	(418)

Total deferred tax assets, net	$629	$7,782
Deferred tax liabilities:
Accounting method changes for tax	(629)	(404)

Total deferred tax liabilities	(629)	(404)

Total deferred tax assets	$—	$7,378

The Company assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. During 2020 the Company’s increased U.S. profitability resulted in cumulative profits over the trailing 12 quarters ending June 30, 2020. The Company viewed this historical income as strong objective positive evidence. The Company also considered its projections for future income as additional positive evidence. Based on this evaluation, as of December 31, 2020, the full valuation allowance against U.S. net deferred tax assets has been released in the amount of $6.0 million as the deferred tax assets are deemed more likely than not to be realized. The net valuation allowance decreased by $7.7 million for the year ended December 31, 2020 as a result of the valuation allowance release for federal and state purposes.

As of December 31, 2020, the Company maintained a valuation allowance with respect to one of its foreign subsidiary’s net operating loss that it believes is not more likely than not to be realized. The Company will continue to reassess the valuation allowance annually and if future evidence allows for a partial or full release of the valuation allowance, a tax benefit will be recorded accordingly.

As of December 31, 2019 and 2020, the Company had federal net operating loss carryforwards of $700,000 and $0, respectively. As of December 31, 2019 and 2020, the Company had federal tax credit carryforwards of $400,000 and $0, respectively.

As of December 31, 2019 and 2020, the Company had state net operating loss carryforwards of $2.5 million and $2.2 million, respectively, to reduce future taxable income. The state net operating loss begins to expire in 2028 if not utilized. As of December 31, 2019 and 2020, the Company had state tax credit carryforwards of $200,000 and $100,000, respectively, to offset future tax liability. The credit carryforwards are not subject to expiration.

Internal Revenue Code Section 382 places a limitation on the amount of taxable income that can be offset by net operating loss carryforwards and tax credit carryforwards after a greater than 50% change in control in ownership. California has similar rules. The Company had performed a Section 382 analysis and determined that its capitalization have resulted in such a change in prior year and current year. Utilization of the net operating loss carryforwards and tax credit carryforwards had been subject to the annual limitations under IRC Section 382 and similar state provisions. The annual limitation may result in the expiration of the state net operating loss carryforwards before utilization.

Uncertain Tax Positions

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits (in thousands):

	2019	2020
Unrecognized tax benefits as of the beginning of the year	$—	$234
Increases related to prior year tax positions	143	77
Increases related to current year tax positions	91	426

Unrecognized tax benefits as of the end of the year	$234	$737

The Company accounts for uncertain tax positions under ASC 740. As of December 31, 2019 and 2020, there was approximately $234,000 and $737,000 of unrecognized tax benefits, respectively. Of the unrecognized tax benefits, $222,000 and $642,000 represents the amount that if recognized, would favorably affect the effective income tax rate in 2019 and 2020, respectively. The Company does not expect a significant change to its unrecognized tax benefits or recorded liabilities over the next twelve months. The unrecognized tax benefits may increase or change during the next year for items that arise in the ordinary course of business.

The Company files income tax returns in U.S. federal jurisdiction, various state jurisdictions and foreign jurisdictions. The U.S., state and foreign jurisdictions have statutes of limitations that generally range from three to five years. The Company’s federal, state and foreign income tax returns are subject to examination unless the statutes of limitations close. The Company is not currently under examination for federal, state or foreign income tax purposes.

15.	Commitments and contingencies

Lease agreements

The Company leases office facilities under various non-cancelable leases that expire at various dates. Under certain leases, the Company is responsible for expenses related to operations, maintenance, repairs, and management fees that are accounted for as operating leases.

The following table shows the future minimum lease payments for the operating leases as of December 31, 2020 (in thousands):

Year ending December 31,	Operating leases
2021	$1,887
2022	2,249
2023	2,333
2024	2,000
2025	1,931
Thereafter	5,833

Total future minimum lease payments	$16,233

Rent expense totaled $881,000 and $1.3 million for the years ended December 31, 2019 and 2020, respectively.

Legal proceedings

The Company evaluates the status of each legal matter, if any, and assesses potential financial exposure. If the potential loss from any legal proceedings or litigation is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. Significant judgment is required to determine the probability of a loss and whether the amount of the loss is reasonably estimated. The outcome of any proceeding is not determinable in advance. As a result, the assessment of a potential liability and the amount of accruals recorded are based on the information available at the time.

On February 13, 2018, Becton, Dickinson, and Company (“BD”) filed a lawsuit against the Company alleging trade secret misappropriation and copyright infringement. On October 6, 2020, the Company entered into a Settlement, License and Equity Issuance Agreement with BD pursuant to which the Company and BD agreed to a mutual release of all claims against each other as of the date thereof (the “BD Agreement”). Additionally, BD granted Cytek a non-exclusive, irrevocable, perpetual, worldwide and non-transferrable license to certain BD patents and covenanted that it would not enforce or permit or encourage the enforcement of BD patents against Cytek or its affiliates in connection with the development, manufacture, use, importation, offer for sale or sale of its then-current instruments. In exchange, the Company agreed that Cytek and its affiliates would not dispute or challenge in a legal proceeding the validity, enforceability or scope of the applicable BD patent claims and agreed to make certain payments to BD, including (i) a one-time upfront payment of $2.0 million, (ii) a low single digit royalty payment for ten years, based on net sales of certain of its products, (iii) $6.0 million milestone payment upon the occurrence of a certain sales threshold, and (iv) a specified payment upon the closing of a change of control transaction, if any. The Company also issued 1,565,698 shares of the Company’s common stock to BD during the year ended December 31, 2020 in connection with the BD settlement. As of December 31, 2020, it was probable that the specified sales milestone would be achieved within 12 months.

The Company separated the settlement agreement into two elements, the litigation settlement and future licensing rights. The Company could not readily determine the fair value of the litigation settlement of prior infringement claims between the Company and BD. Therefore, the Company applied the residual method and allocated the difference between the total present value consideration payable under the BD Agreement and the estimated fair value of the future licensing rights to the litigation settlement element. The Company determined the estimated fair value of the future licensing rights based on the relief from royalty method. The significant assumptions used were the market royalty rate estimated as a royalty rate that a market participant would pay to license the BD intellectual property, forecasted sales subject to the market royalty rate and the discount rate.

The Company recorded general and administrative expense of $20.0 million related to the settlement and $1.7 million product cost of sales related to royalty expense for the year ended December 31, 2019. The Company recorded $2.5 million product cost of sales related to royalty expense for the year ended December 31, 2020 and $323,000 of interest expense to accrete the present value discount of the payment streams over the payment period of ten years from the settlement date using the effective interest rate method. The Company made a one-time upfront payment and issued 1,565,698 shares of the Company’s common stock to BD during the year ended December 31, 2020. The Company recorded legal settlement liability on the consolidated balance sheets of $21.7 million and $17.2 million as of December 31, 2019 and 2020, respectively, and will record licensing expense in future periods.

The Company is not currently involved in legal actions, nor is management aware of any potential claims or legal actions, for which the ultimate disposition could have a material effect on the Company’s financial position, results of operations or liquidity.

Paycheck Protection Program Loan

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted to, amongst other provisions, provide emergency assistance for individuals, families and businesses affected by the COVID-19 pandemic. The CARES Act includes a Paycheck Protection Program (“PPP”) administered through the Small Business Association (“SBA”). Under the PPP, beginning April 3, 2020, small businesses and other entities and individuals could apply for loans from existing SBA lenders and other approved regulated lenders that enroll in the program, subject to numerous limitations and eligibility criteria.

On May 7, 2020, the Company received gross proceeds in the amount of approximately $4.1 million under the PPP. The PPP, established as part of the CARES Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. As of December 31, 2020, the Company has used $2.8 million of this loan for eligible purposes, including payroll, benefits, rent and utilities and has returned $1.3 million.

16.	Related party transactions

In February 2017, the Company entered into an agreement with a third-party manufacturing company whereby an executive officer of the Company was also then a member of the third-party manufacturer’s board of directors. During the years ended December 31, 2019 and 2020, the Company paid the third-party manufacturing company $51,000 and $306,000, respectively, for the purchase of inventory. The Company’s executive officer resigned from the third-party manufacturer’s board of directors in February 2020. As of December 31, 2019 and 2020, the Company’s open balances were $45,000 and $41,000, respectively, and are reflected in trade accounts payable and accrued expenses.

17.	Product warranty

The following table shows the activity in the product warranty accrual included in accrued expenses on the consolidated balance sheets (in thousands):

	December 31,
	2019	2020
Balance, beginning of the period	$206	$734
Accrual for current year warranties	1,821	1,506
Warranty cost incurred	(1,293)	(1,271)

Balance, end of period	$734	$969

18.	Net income (loss) attributable to common stockholders per share

Basic and diluted income (loss) attributable to common stockholder per share are computed pursuant to the two-class method. Under the two-class method, the Company attributes net income (loss) to common stock and other participating rights (including those with vested share-based awards). Basic net income (loss) attributable to common stockholders per share is calculated by taking net income (loss), less earnings allocated to participating rights, divided by the basic weighted average common stock outstanding. Diluted net income (loss) attributable to common stockholders per share is calculated using the more dilutive of the treasury-stock method and the two-class method. The following table shows the computation of net income (loss) attributable to common stockholders per share on a basic and diluted basis (in thousands except share and per share data):

	Year ended December 31,
	2019	2020
Numerator
Net income (loss)	$(16,827)	$19,411
Less: net income allocated to participating securities		(16,195)

Net income (loss) attributable to common stockholders, basic and diluted	$(16,827)	$3,216

Denominator
Weighted-average common shares outstanding, attributable to common stockholders, basic	20,950,082	21,845,666
Effect of stock options	—	2,611,395

Weighted-average common shares outstanding, attributable to common stockholders, diluted	20,950,082	24,457,061

Net income (loss) per share attributable to common stockholders, basic	$(0.80)	$0.15

Net income (loss) per share attributable to common stockholders, diluted	$(0.80)	$0.13

As of December 31, 2019, the Company’s potentially dilutive securities were redeemable convertible preferred stock and options to purchase common stock. Based on the amounts outstanding as of the year ended December 31, 2019, the Company excluded the following potential common shares from the computation of diluted net loss per share attributable to common stockholders because including them would have had an anti-dilutive effect:

	Year ended December 31,
	2019	2020
Redeemable convertible preferred stock	52,138,783	—
Options to purchase common stock	3,915,096	—

19.	Geographic areas

The Company sells its products worldwide and attributes revenue to the geography where the product is delivered. The geographical distribution of revenue for the years ended December 31, 2019 and 2020 was as follows (in thousands):

	Year ended December 31,
	2019	2020
United States	$38,147	$55,477
EMEA	11,481	25,912
APAC	8,066	10,740
Other	189	710

Total revenue, net	$57,883	$92,839

EMEA includes Europe, the Middle East and Africa; APAC includes Asia and the Pacific countries; Other includes Canada and South America.

For the years ended December 31, 2019 and 2020, the Company had no major customers.

As of December 31, 2019 and 2020, the Company’s long-lived assets by geographic area were as follows (in thousands):

	Year ended December 31,
	2019	2020
United States	$427	$568
APAC	614	1,572

Total	$1,041	$2,140

As of December 31, 2019 and 2020, substantially all of the Company’s long-lived assets are located in the United States and in Wuxi, China.

20.	Subsequent events

The Company has evaluated all events occurring through April 21, 2021, the date on which the consolidated financial statements were issued, during which time, nothing has occurred outside the normal course of business operations that would require disclosure.

Cytek Biosciences, Inc.

Consolidated balance sheets

(Unaudited)

	December 31,	March 31,
(In thousands, except share and per share data)	2020	2021
Assets
Current assets:
Cash and cash equivalents	$165,231	$168,584
Trade accounts receivable, net	16,990	15,086
Restricted cash	888	—
Inventories	23,018	26,218
Prepaid expenses and other current assets	2,495	2,649

Total current assets	208,622	212,537
Property and equipment, net	2,140	2,476
Goodwill	476	476
Intangible assets, net	274	274
Other noncurrent assets	8,467	8,501

Total assets	$219,979	$224,264

Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities:
Trade accounts payable	2,944	3,361
Legal settlement liability, current	6,253	7,172
Accrued expenses	9,048	9,657
Other current liabilities	4,626	4,152
Deferred revenue, current	3,665	3,422

Total current liabilities	26,536	27,764
Legal settlement liability, noncurrent	10,959	10,840
Deferred revenue, noncurrent	3,456	5,361
Other noncurrent liabilities	737	737

Total liabilities	$41,688	$44,702
Commitments and contingencies (Note 15)
Redeemable convertible preferred stock, $0.001 par value; 65,453,176 shares authorized as of December 31, 2020 and March 31, 2021; 65,453,173 shares issued and outstanding as of December 31, 2020 and March 31, 2021; aggregate liquidation preference of $199,230 as of December 31, 2020 and March 31, 2021	194,319	194,319

Stockholders’ deficit:
Common stock, $0,001 par value. 115,000,000 authorized shares at December 31, 2020 and March 31, 2021; 23,432,062 and 23,832,243 issued and outstanding shares at December 31, 2020 and March 31, 2021, respectively.	23	24
Additional paid-in capital	6,491	7,142
Accumulated deficit	(22,607)	(22,505)
Accumulated other comprehensive income	65	267
Noncontrolling interest	—	315

Total stockholders’ deficit	$(16,028)	$(14,757)
Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$219,979	$224,264

The accompanying notes are an integral part of these interim consolidated financial statements.

Cytek Biosciences, Inc.

Consolidated statements of operations and comprehensive income (loss)

(Unaudited)

	Three months ended March 31,
(In thousands, except share and per share data)	2020	2021
Revenue, net:
Product	$16,064	$22,700
Service	1,924	1,572

Total revenue, net	17,988	24,272
Cost of sales:
Product	7,192	7,308
Service	2,421	2,478

Total cost of sales	9,613	9,786

Gross profit	8,375	14,486
Operating expenses:
Research and development	3,016	5,094
Sales and marketing	3,531	4,277
General and administrative	2,538	3,983

Total operating expenses	9,085	13,354

Income (loss) from operations	(710)	1,132
Other income (expense):
Interest expense	—	(375)
Interest income	86	10
Other expense, net	(37)	(615)

Total other income (expense), net	49	(980)

Income (loss) before income taxes	(661)	152
Provision for income taxes	178	50

Net income (loss)	$(839)	$102

Less: net income allocated to participating securities	—	(102)
Net income (loss) attributable to common stockholders per share, basic and diluted	$(839)	$—

Net income (loss) attributable to common stockholders per share, basic	$(0.04)	$—

Net income (loss) attributable to common stockholders per share, diluted	$(0.04)	$—

Weighted-average shares used in calculating net income (loss) per share, basic	21,341,420	23,668,744

Weighted-average shares used in calculating net income (loss) per share, diluted	21,341,420	26,822,696

Comprehensive income (loss):
Net income (loss)	$(839)	$102
Foreign currency translation adjustment, net of tax	(77)	202

Net comprehensive income (loss)	$(916)	$304

The accompanying notes are an integral part of these interim consolidated financial statements.

Cytek Biosciences, Inc.

Consolidated statements of redeemable convertible preferred stock and stockholders’ deficit

(Unaudited)

(In thousands, except share data)	Redeemable convertible preferred stock		Common stock		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total stockholders’ deficit
	Shares	Amount	Shares	Amount
Balances at December 31, 2019	52,138,783	$74,653	21,299,016	$21	$443	$(42,018)	$(147)	$(41,701)
Exercise of stock options			73,356	1	12			13
Stock-based compensation					105			105
Foreign currency translation adjustment, net of tax							(77)	(77)
Net loss						(839)		(839)

Balances at March 31, 2020	52,138,783	$74,653	21,372,372	$22	$560	$(42,857)	$(224)	$(42,499)

(In thousands, except share data)	Redeemable convertible preferred stock		Common stock		Additional paid-in capital	Accumulated deficit	Accumulated other Comprehensive income	Noncontrolling Interest in consolidated subsidiary	Total stockholders’ deficit
	Shares	Amount	Shares	Amount
Balances at December 31, 2020	65,453,173	$194,319	23,432,062	$23	$6,491	$(22,607)	$65	—	$(16,028)
Exercise of stock options			400,181	1	195				196
Stock-based compensation					456				456
Foreign currency translation adjustment, net of tax							202	—	202
Net income						102			102
Noncontrolling interest								315	315

Balances at March 31, 2021	65,453,173	$194,319	23,832,243	$24	$7,142	$(22,505)	$267	315	$(14,757)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Consolidated statements of cash flows

(Unaudited)

	Three months ended March 31,
(In thousands)	2020	2021
Cash flows from operating activities:
Net income (loss)	$(839)	$102
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization	105	167
Stock-based compensation	105	456
Gain on equity method investment	—	(40)
Provision for excess and obsolete inventory	734	321
Interest expenses for accretion of legal settlement liability	—	372
Change in operating assets and liabilities:
Trade accounts receivable	5,663	2,236
Inventories	(4,563)	(3,614)
Prepaid expenses and other assets	(423)	(477)
Trade accounts payable	(281)	112
Accrued expenses and other liabilities	(227)	135
Legal settlement liability	465	429
Deferred revenue	706	1,736

Net cash provided by operating activities	1,445	1,935

Cash flows from investing activities:
Purchase of property and equipment	(348)	(509)
Payment for additional investment in Cytek Japan, net of cash acquired	—	371

Net cash used in investing activities	(348)	(138)

Cash flows from financing activities:
Proceeds from issuance of common stock upon exercise of stock options	13	187

Net cash provided by financing activities	13	187

Effect of exchange rate changes on cash, cash equivalents and restricted cash	518	481
Cash, cash equivalents, and restricted cash:
Net increase in cash, cash equivalents and restricted cash	1,628	2,465

Cash, cash equivalents and restricted cash at beginning of period	30,490	166,119

Cash, cash equivalents and restricted cash at end of period	$32,118	$168,584

Supplemental disclosure of cash flow information:
Cash paid for taxes	$31	$125

Non-cash investing and financing activities:
Deferred financing costs in accounts payable at period end	$—	$369

Stock option exercise in accounts receivable at period end	$—	$9

The accompanying notes are an integral part of these interim consolidated financial statements.

Cytek Biosciences, Inc.

Notes to interim consolidated financial statements

1.	Description of business

Cytek Biosciences, Inc. (“Cytek” or the “Company”) is a life sciences technology company advancing the next generation of cell analysis tools by leveraging novel technical approaches. The Company has focused on becoming the premier cell analysis company through continued innovation that facilitates scientific advances in biomedical research and clinical applications.

The Company has successfully developed and manufactured its full spectrum flow cytometry platform (“instrument(s)” or “product(s)”). The Company believes its core instruments, the Aurora and Northern Lights systems, are the first full spectrum flow cytometers able to deliver high-resolution, high-content and high- sensitivity cell analysis by utilizing the full spectrum of fluorescence signatures from multiple lasers to distinguish fluorescent tags on single cells (“Full Spectrum Profiling” or “FSP”). The Company’s novel approach harnesses the power of information within the entire spectrum of a fluorescent signal to achieve a higher level of multiplexing with exquisite sensitivity. The Company’s FSP platform includes instruments, reagents, software and services to provide a comprehensive and integrated suite of solutions for its customers.

The Company was incorporated in the state of Delaware in December 2014 and is headquartered in Fremont, California with offices, manufacturing facilities and distribution channels across the globe.

2.	Basis of presentation and summary of significant accounting policies

The Company has prepared the accompanying interim consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASUs”) of the Financial Accounting Standards Board (“FASB”).

Principles of consolidation

The interim consolidated financial statements include the accounts of Cytek Biosciences, Inc., its wholly-owned subsidiaries, Cytek Limited (HK), Cytek Biosciences B.V. (Europe), Cytek (Shanghai) Biosciences Co., Ltd., Cytek Biosciences (Wuxi) Co., Ltd., Cytoville Biosciences Shanghai Co., Ltd. and Cytek (Shanghai) Software Development Technology Co., Ltd. and its majority-owned subsidiary, Cytek Japan Kabushiki Kaisha (“Cytek Japan”). The noncontrolling interest is presented in stockholders’ deficit in the consolidated balance sheets and consolidated statements of redeemable convertible preferred stock and stockholders’ deficit. All intercompany accounts and transactions have been eliminated in consolidation.

Variable interest entities and voting interest entities

The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a variable interest entity (“VIE”) and therefore subject to the consolidation requirements under the VIE model. Only if the entity does not meet the definition of a VIE, the Company will apply the voting interest model (“VOE”) or other applicable GAAP. VOEs are entities in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity’s activities. The Company consolidates VOEs in which it has greater than 50% of the voting shares and that other equity holders do not have substantive voting, participating or liquidation rights. As defined in applicable accounting standards, VIEs are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in a VIE is present when an enterprise has both the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The Company consolidates a VIE where it has been determined that the Company is the primary beneficiary of the entity’s operations. The Company does not currently hold an interest in a VIE.

Use of estimates

The preparation of the interim consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and the disclosure of contingent assets and liabilities in the Company’s interim consolidated financial statements and accompanying notes as of the date of the interim consolidated financial statements. These estimates and assumptions are based on current facts, historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses that are not readily apparent from other sources. Actual results may differ materially and adversely from these estimates.

Unaudited interim financial statements

The unaudited interim consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of March 31, 2021, and its results of operations and comprehensive income (loss), cash flows and stockholders’ deficit for the three months ended March 31, 2020 and 2021. The financial data and the other financial information contained in these notes to the interim consolidated financial statements related to the three-month periods are also unaudited. The results of operations and comprehensive income (loss) for the three months ended March 31, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any other future annual or interim period. These interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included elsewhere in this prospectus.

COVID-19 pandemic

The Company is subject to risks and uncertainties as a result of the COVID-19 pandemic. The future impact of the COVID-19 pandemic remains uncertain as the response to the pandemic is in its incipient stages and information is rapidly evolving. In December 2019, a novel strain of coronavirus, which causes the disease known as COVID-19, was reported to have surfaced in Wuhan, China. Since then, COVID-19 coronavirus has spread globally. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. The COVID-19 pandemic has and may continue to impact the Company’s manufacturing facilities (in Fremont, California and Wuxi, China) and its third-party manufacturers and suppliers, which could disrupt its supply chain or the availability or cost of materials. The effects of the public health directives and the Company’s work-from-home policies may negatively impact productivity, disrupt its business and delay Company’s operations, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on the Company’s ability to conduct business in the ordinary course. These and similar, and perhaps more severe, disruptions in the Company’s operations could negatively impact business, results of operations and financial condition, including its ability to obtain financing. For the three months ended March 31, 2020 and 2021, the Company has not incurred impairment losses in the carrying values of its assets as a result of the pandemic and is not aware of any specific related event or circumstances that would require the Company to revise its estimates reflected in these interim consolidated financial statements.

The Company cannot be certain what the overall impact of the COVID-19 pandemic will be on its business and prospects. The extent to which the COVID-19 pandemic will further directly or indirectly impact its business, results of operations, financial condition, liquidity and research and development costs will depend on future developments that are highly uncertain including as a result of new information that may emerge concerning COVID-19, the actions taken to contain or treat it, and the duration and intensity of the related effects. In addition, the Company could see some limitations on employee resources that would otherwise be focused on its operation including but not limited to sickness of employees or their families, the desire of employees to avoid contact with large groups of people, and increased reliance on working from home. If the financial markets and/or the overall economy are adversely impacted for an extended period, the Company’s business, financial condition, results of operations and prospects may be adversely affected.

Operating segments

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company’s Chief Executive Officer, who is the chief operating decision maker, reviews financial information on an aggregate basis for allocating and evaluating financial performance. The Company operates and manages its business as one reportable and operating segment.

Foreign currency translation and transactions

The Company has determined that the functional and reporting currency for its operations across the globe is the functional currency of the Company’s international subsidiaries. Accordingly, all foreign balance sheet accounts have been translated into U.S. dollars using the rate of exchange at the respective balance sheet date. Components of the interim consolidated statements of operations and comprehensive income (loss) have been translated at the average exchange rate for the year or the reporting period. Translation gains and losses are recorded in accumulated other comprehensive income as a component of stockholders’ deficit. Gains or losses arising from currency exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in the interim consolidated statements of operations and comprehensive income (loss).

Cash, cash equivalents and restricted cash

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value.

The Company’s cash and cash equivalents consist of money held in demand depositary accounts and money market funds. The carrying amount of cash and cash equivalents was $165.2 million and $168.6 million as of December 31, 2020 and March 31, 2021, respectively, which approximates fair value and was determined based upon Level 1 inputs. The money market account is valued using quoted market prices with no valuation adjustments applied and is categorized as Level 1. The Company limits its credit risk associated with cash and cash equivalents by maintaining its bank accounts at major and reputable financial institutions. The Company’s cash and cash equivalents balance exceeded the federally insured limit of $250,000 as of December 31, 2020 and March 31, 2021.

The Company classifies restricted cash as current and noncurrent on the accompanying consolidated balance sheets based upon the term of the remaining restrictions.

The following table provides a reconciliation of cash, cash equivalents and restricted cash on the consolidated balance sheets to the totals presented on the consolidated statements of cash flow (in thousands):

	December 31,	March 31,
	2020	2021
		(unaudited)
Cash	$10,651	$10,654
Cash equivalents—money market funds	154,580	157,930
Restricted cash	888	—

Total cash, cash equivalents and restricted cash	$166,119	$168,584

Trade accounts receivable, net

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Company’s customers’ respective financial conditions, the amounts of receivables in dispute and the current receivables aging and current payment patterns. To the extent identified, account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. To date, the Company’s customers have primarily been large pharmaceutical companies, biopharmaceutical companies, leading academic research centers and clinical research organizations and therefore, the Company has not had any material write-offs or allowance for doubtful accounts for the presented periods. The following is a summary of the accounts receivables allowance for doubtful accounts for the year ended December 31 and the three months ended March 31, 2021:

Allowance for doubtful account
Balance at December 31, 2019	$—
Addition during the period	175
Utilization of allowance for doubtful account	—

Balance at December 31, 2020	$175
Addition during the period	—
Utilization of allowance for doubtful account	(171)

Balance at March 31, 2021	$4

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is computed using standard cost, which approximates actual cost on a first-in, first-out basis. Inventory that is obsolete or in excess of forecasted usage is written down to its estimated net realizable value based on assumptions about future demand and market conditions. Inventory write-downs are charged to cost of sales and establish a new cost basis for the inventory. Inventories include raw materials, work-in-process and finished goods.

Property and equipment, net

Property and equipment are recorded at cost, net of accumulated depreciation. Depreciation is recorded using the straight-line method based on the estimated useful lives of the depreciable property or, for leasehold improvements, the remaining term of the lease, whichever is shorter. Assets not yet placed in use are not depreciated. The Company’s estimated useful lives of its property and equipment are as follows:

Estimated Useful Lives
Furniture and fixtures	7 years
Laboratory equipment	5 years
Computer equipment and software	3 years
Leasehold improvements	Shorter of expected lease term or estimated useful life

Upon sale or retirement of the assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is recognized in the consolidated statement of operations and comprehensive income (loss). Expenditures for general maintenance and repairs are expensed as incurred.

Goodwill and intangible assets, net

In July 2015, the Company entered into a purchase agreement with Cytek Development Technology (“Cytek Tech”) involving the acquisition of substantially all assets of Cytek Tech for the aggregate purchase amount of

$900,000 in cash and the assumption of Cytek Tech liabilities. The Company recorded goodwill of $476,000 and intangible assets of $476,000 at the transaction date.

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Intangible assets resulting from the acquisition of entities are estimated by management based on the fair value of assets received. Intangible assets are amortized on a straight-line basis over the estimated useful lives. The Company’s estimated useful lives of its intangible assets are as follows:

Estimated Useful Lives
Patent	20 years
Trademarks IP license	10 years 5 years

Fair value of financial instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The categorization of a financial instrument within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company recognizes transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer.

The carrying amounts reflected in the interim consolidated balance sheets for cash and cash equivalents, restricted cash, trade accounts receivable, net, trade accounts payable and accrued expenses approximate their fair values.

Revenue recognition

The Company’s product revenue consists of sales of its instrument systems and accessories. The Company recognizes product revenue at the point in time when control of the instrument is transferred to the customer.

The Company’s service revenue primarily consists of post-warranty service contracts, installations and repairs which are recognized over time. Post-warranty service contracts are recognized ratably over the term of the contract and installations and repair services are recognized as they are delivered to the customer.

Revenue is recognized when control of promised goods or services is transferred to a customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To determine revenue recognition for its arrangements with customers, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Invoicing for products occurs upon delivery and payment terms are 30 to 90 days. Service contracts are invoiced upfront and payment terms are generally 30 days. For those arrangements that have terms greater than one year, any payments received upfront are for reasons other than financing. Revenue is recognized only to the extent that it is probable that a significant reversal of the cumulative amount recognized will not occur in future periods. Variable consideration is not material.

Certain of the Company’s sales contracts involve the delivery or performance of multiple products and services within contractually binding arrangements. The Company has determined these performance obligations qualify as distinct performance obligations, as the customer can benefit from the good or service on its own or together with other resources that are readily available to the customer, and the Company’s promise to transfer the good or service is separately identifiable from other promises in the contract. For these arrangements that contain multiple performance obligations, the Company allocates transaction price based on the relative standalone selling price (“SSP”) method by comparing the SSP of each distinct performance obligation to the total value of the contract. The Company uses a range of amounts to estimate SSP for products and services sold together in a contract to determine whether there is a discount to be allocated based on the relative SSP of the various products and services. In instances where SSP is not directly observable, such as when the Company does not sell the product or service separately, the Company determines the SSP using information that may include market conditions and other observable inputs.

Sales, value-add and other taxes, collected from customers concurrent with revenue generating activities and remitted to governmental authorities are not included in revenue. Shipping and handling costs associated with outbound freight are accounted for as a fulfillment cost and are included in cost of sales.

Product revenue

The Company’s standard arrangement for sales to end users is a purchase order or an executed contract. Revenue is recognized upon transfer of control of the product to the customer, which occurs at a point in time depending on the shipping terms.

The Company’s arrangements with its distributors include a purchase order. The purchase order is governed by terms and conditions set forth in the applicable distribution agreement. Revenue is recognized upon transfer of control of the products to the distributor, which occurs at a point in time depending on the shipping terms.

Service revenue

The Company’s service revenue primarily consists of post-warranty service contracts, installations and repairs, which are recognized over time. Post-warranty service contracts are recognized ratably over the term of the contract and installations and repair services are recognized as they are delivered to the customer. Service contracts are typically between one and three years.

Contract liabilities

Contract liabilities consist of fees invoiced or paid by the Company’s customers for which the associated services have not been performed and revenue has not been recognized based on the Company’s revenue recognition criteria described above. Such amounts are reported as deferred revenue for service and customer deposits for instruments on the consolidated balance sheets. Deferred revenue that is expected to be recognized during the following 12 months is recorded as a current liability and the remaining portion is recorded as noncurrent.

Assurance-type product warranties

The Company provides a one-year assurance-type warranty that is included with the sale of its instruments. At the time revenue is recognized for the products, the Company establishes an accrual for estimated warranty expense based on historical data and trends of product reliability and costs of repairing and replacing defective products. The Company exercises judgment in estimating the expected product warranty costs, using data such as the historical repair costs. While management believes that historical experience provides a reliable basis for estimating such warranty cost, unforeseen quality issues or component failure rates could result in future costs in excess of such estimates, or alternatively, improved quality and reliability in the Company’s products could result in actual expenses that are below those currently estimated.

Deferred offering costs

Deferred offering costs, which consist of direct incremental legal, consulting, banking and accounting fees relating to the Company’s planned initial public offering (“IPO”), are capitalized, and will be offset against proceeds from the IPO upon the effectiveness of the offering. In the event an anticipated offering is terminated, deferred offering costs will be expensed. As of December 31, 2020 there were no capitalized deferred offering costs. The Company incurred approximately $369,000 of deferred offering costs as of March 31, 2021 which are recorded in other noncurrent assets on the consolidated balance sheets.

Research and development costs

Research and development costs are expensed as incurred. Research and development expenses to date consist primarily of salaries, benefits, stock-based compensation, independent contractor costs, laboratory supplies, equipment maintenance, materials expenses, and software license fees. Payments made prior to the receipt of goods or services to be used in research and development activities are recorded as prepaid expenses until the related goods or services are received.

Advertising costs

The cost of advertising, marketing and media is expensed as incurred. For the three months ended March 31, 2020 and 2021, advertising, marketing and media expenses totaled $313,000 and $197,000, respectively.

Stock-based compensation

The Company maintains an equity incentive compensation plan under which incentive stock options and nonqualified stock options to purchase common stock are granted to employees and non-employee consultants. Stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. The fair value of stock-based awards to employees is estimated using the Black-Scholes option pricing model. The Company records forfeitures as they occur. The weighted-average assumptions used in estimating the fair value of stock options granted during each of the periods presented are:

Expected Volatility—Expected volatility is estimated by studying the volatility of selected industry peers deemed to be comparable to our business corresponding to the expected term of the awards.

Expected Term—Expected term represents the period that our stock-based awards are expected to be outstanding and is determined using the simplified method.

Dividend Yield— The expected dividend yield is zero as we have never declared or paid cash dividends and have no current plans to do so in the foreseeable future.

Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury zero-coupon issued in effect at the time of grant for periods corresponding with the expected term of the option.

Income taxes

The Company accounts for income taxes under an asset and liability approach. Deferred income taxes comprise the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax reporting purposes, net operating loss carryforwards, and other tax credit carryforwards measured by applying currently enacted tax laws. A valuation allowance is provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

The Company determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company uses a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon tax authority examination, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. The Company’s policy for interest and penalties related to uncertain tax positions is to recognize interest and penalties, if any, in interest expense and other expense, respectively, in the accompanying consolidated statement of operations. Accrued interest and penalties, if any, are included in accrued expenses in the consolidated balance sheet.

The Company files income tax returns in the U.S. federal jurisdiction, various U.S. state jurisdictions and foreign jurisdictions. The U.S. state and foreign jurisdictions have statutes of limitations that generally range from three to five years. The Company’s federal, state and foreign income tax returns are subject to examination unless the statutes of limitations close. The Company is not currently under examination for federal, state, and foreign income tax purposes.

The Company intends to reinvest its undistributed earnings of its foreign operations. Following enactment of the 2017 Tax Cuts and Jobs Act, the repatriation of cash to the United States is generally no longer taxable for federal income tax purposes. However, the repatriation of cash held outside the United States could be subject to applicable foreign withholding taxes and state income taxes. The Company may remit foreign earnings to the United States to the extent it is tax efficient to do so. It does not expect the tax impact from remitting these earnings to be material. The Company adopted this guidance on January 1, 2021 on a prospective basis, and the adoption did not have a material impact to the Company’s interim consolidated financial statements.

Net income (loss) attributable to common stockholders per share

Basic net income (loss) attributable to common stockholders per share and diluted net income (loss) attributable to common stockholders per share are computed using the weighted-average number of shares of common stock outstanding for the period. Net income (loss) per share attributable to common stockholders is calculated using the two-class method, which is an earnings allocation formula that determines net income (loss) per share for the holders of shares of the Company’s common stock and participating securities. The Company’s redeemable convertible preferred stock contains participation rights in any dividend paid by the Company and is deemed to be a participating security. The participating securities include a contractual obligation to participate in the income of the Company and are included in the calculation of net income per share in the periods in which net income is recorded.

Diluted net income attributable to common stockholders per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method. The Company allocates earnings first to preferred stockholders based on non-cumulative dividend rights if and when declared and then to common and preferred stockholders based on ownership interests. The weighted-average number of shares of common stock included in the computation of diluted net income attributable to common stockholders per share gives effect to all potentially dilutive common stock equivalents, including outstanding options and redeemable convertible preferred stock.

Common stock equivalents are excluded from the computation of diluted net income (loss) attributable to common stockholders per share if their effect is antidilutive.

Recently adopted accounting pronouncements

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act, until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. The Company has, however, elected to early- adopt as permitted certain new or revised accounting standards as of dates that may or may not coincide with the effective dates of public companies. These standards include the following:

In May 2014, the FASB issued ASU 2014-09 Revenue from Contracts with Customers (Topic 606) (“Topic 606”). Topic 606 and its related amendments supersede Revenue Recognition (Topic 605), issued in June 2010, and provides principles for recognizing revenue for goods and services in a manner consistent with the transfer of control of those goods and services to the customer. The Company adopted the requirements of Topic 606 using the modified retrospective method on January 1, 2018 with such adoption not having a material impact to the Company’s interim consolidated financial statements. Under the modified retrospective method, this guidance is applied to those contracts that were not completed as of January 1, 2019, with no restatement of contracts that were commenced and completed within fiscal years prior to January 1, 2019, and the prior period comparable financial information continues to be presented under the guidance of ASC 605, Revenue Recognition (“ASC 605”).

In June 2018, the FASB issued ASU 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“Topic 718”). This ASU expanded the scope of Topic 718 to include share-based payments issued to non-employees for goods or services. The Company adopted the requirements of Topic 718 on January 1, 2018 with such adoption not having a material impact to the Company’s interim consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which amends the disclosure requirements for fair value measurements by removing, modifying, and adding certain disclosures. This new standard was effective for the Company January 1, 2020. This will require application of the new accounting guidance at the beginning of the earliest comparative period presented in the year of adoption. The Company adopted the requirements of Topic 820 on January 1, 2020 with such adoption not having a material impact to the Company’s interim consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which removes certain exceptions related to intra-period tax allocations and deferred tax accounting on outside basis differences in foreign subsidiaries and equity method investments. Additionally, it provides other simplifying measures for the accounting for income taxes. The guidance is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, with early adoption permitted. The Company adopted this guidance on January 1, 2021 on a prospective basis, and the adoption did not have a material impact to the Company’s interim consolidated financial statements.

In March 2021, Congress issued American Rescue Plan Act 2021. The objective of the plan is to expand upon some popular tax credit provisions and makes other changes to a key tax provision regarding compensation deduction limitations. There is no material impact to the Company’s interim consolidated financial statements due to the American Rescue Plan Act 2021.

Recent accounting pronouncements not yet adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), as subsequently amended (“Topic 842”), to improve financial reporting and disclosures about leasing transactions. This ASU requires companies that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases, where the lease terms exceed 12 months. The recognition, measurement and presentation of expense and cash flows arising from a lease by a lessee will depend primarily on its classification as a finance or operating lease; both types of leases will be recognized on the balance sheet. This ASU also requires disclosures to help financial statement users to better understand the amount, timing and uncertainty of cash flows arising from leases. On June 3, 2020, the FASB issued ASU 2020-05, which amended the effective dates of Topic 842 to give immediate relief from business disruptions caused by the COVID-19 pandemic and provides a one-year deferral of the effective date for nonpublic companies. Therefore, for public companies, the effective date is still December 15, 2018, while the effective date for private companies will now be fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact of this standard on its interim consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. This new standard is effective for the Company in the fiscal year beginning January 1, 2023 and must be adopted using a modified retrospective approach, with certain exceptions. The Company is currently evaluating the impact of this standard on its interim consolidated financial statements.

3.	Concentrations of credit risk and other risks and uncertainties

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains accounts in federally insured financial institutions in excess of federally insured limits. Management believes the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which these deposits are held and of the money market funds in which these investments are made.

4.	Revenue from contracts with customers

Disaggregation of revenue

The following table depicts the disaggregation of revenue by sales channel mix and customer mix as defined by the nature of workflows (in thousands):

	Three months ended March 31,
(unaudited)	2020	2021
Sales channel mix
Direct sales channel	$16,030	$19,862
Distributor channel	1,958	4,410

Total revenue, net	$17,988	$24,272

Customer mix
Academia and government	$11,549	$10,116
Biotechnology, pharmaceutical, distributor and CRO	6,439	14,156

Total revenue, net	$17,988	$24,272

Revenue by geographical markets are presented in Note 20 Geographic areas.

Remaining performance obligations

The following table includes estimated revenues expected to be recognized in the future related to performance obligations that are unsatisfied (or partially satisfied) as of March 31, 2021 (in thousands):

(unaudited)	Less than 1 year	Greater than 1 year	Total
Product revenue	$26	$—	$26
Service revenue	3,396	5,361	$8,757

Total revenue	$3,422	$5,361	$8,783

Contract balances

The following table provides information about receivables, customer deposits and deferred revenue from contracts with customers (in thousands):

	December 31,	March 31,
	2020	2021
		(unaudited)
Trade accounts receivable, net	$16,990	$15,086
Contract liabilities:
Deferred revenue	$7,121	$8,783
Customer deposits, which are included in ‘Other current liabilities’	624	101

Total contract liabilities	$7,745	$8,884

The following provides a rollforward of the contract liabilities (in thousands):

Contract liabilities
Balance at December 31, 2019	$5,253
Revenue recognized	(10,678)
Revenue deferred	13,170

Balance at December 31, 2020	$7,745
Revenue recognized	(3,807)
Revenue deferred	4,946

Balance March 31, 2021	$8,884

5.	Balance sheet details

Inventories

The following table shows the components of inventory (in thousands):

	December 31,	March 31,
	2020	2021
		(unaudited)
Raw materials	$12,882	$14,627
Work-in-process	3,135	3,416
Finished goods	7,001	8,175

Total inventories	$23,018	$26,218

Prepaid expenses and other current assets

The following table shows the components of prepaid expenses and other current assets (in thousands):

	December 31,	March 31,
	2020	2021
		(unaudited)
Prepaid expenses:
Prepaid inventory	$29	$326
Prepaid rent	162	181
Other	745	929
Other current assets:
Tax refund receivable	1,114	427
Other	445	786

Total prepaid expenses and other current assets	$2,495	$2,649

Other noncurrent assets

The following table shows the components of other noncurrent assets (in thousands):

	December 31,	March 31,
	2020	2021
		(unaudited)
Deferred income tax assets, noncurrent	$7,378	$7,378
Other	1,089	1,123

Total other noncurrent assets	$8,467	$8,501

For the income taxes analysis refer to Note 14.

Accrued expenses

The following table shows the components of accrued expenses (in thousands):

	December 31,	March 31,
	2020	2021
		(unaudited)
Accrued expenses:
Product warranty	$969	$1,230
Accrued compensation and related benefits	5,563	3,874
Purchases	2,065	2,765
Other	451	1,788

Total accrued expenses	$9,048	$9,657

For the product warranty analysis refer to Note 17.

Other current liabilities

The following table shows the components of other current liabilities (in thousands):

	December 31,	March 31,
	2020	2021
		(unaudited)
Other current liabilities:
Customer deposits	$624	$100
Paycheck Protection Program loan (Note 15)	2,772	2,772
Income tax payable	468	190
Sales and use tax payable	566	778
Other	196	312

Total other current liabilities	$4,626	$4,152

6.	Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The categorization of a financial instrument within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. The following table sets forth the fair value of the Company’s financial assets and liabilities by level within the fair value hierarchy (in thousands):

	December 31, 2020	Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Assets:
Money market funds	$154,580	$154,580	$—	$—

Total	$154,580	$154,580	$—	$—

(unaudited)	March 31, 2021	Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Assets:
Money market funds	$157,930	$157,930	$—	$—

Total	$157,930	$157,930	$—	$—

The Company did not have any transfers of financial assets measured at fair value on a recurring basis to or from Level 1, Level 2 or Level 3 for any of the periods presented.

7.	Property and equipment, net

The following table shows the components of property and equipment, net (in thousands):

	December 31,	March 31,
	2020	2021
		(unaudited)
Office and computer equipment	$372	$516
Laboratory equipment	1,396	1,551
Furniture and fixtures	198	223
Leasehold improvements	1,108	1,287

Total property and equipment	3,074	3,577
Less: accumulated depreciation	(934)	(1,101)

Property and equipment, net	$2,140	$2,476

Total depreciation expense for the three months ended March 31, 2020 and 2021 was $65,000 and $167,000, respectively.

8.	Goodwill and intangible assets, net

There were no changes in goodwill for the fiscal year ended December 31, 2020 and the three months ended March 31, 2021.

	December 31,	March 31,
	2020	2021
		(unaudited)
Patents and trademarks	$288	$288
IP license	476	476

Total intangible assets	764	764
Less: accumulated amortization	(490)	(490)

Intangible assets, net	$274	$274

Total amortization expense for the three months ended March 31, 2020 was $40,000. The Company did not record any amortization expense for the three months ended March 31, 2021.

9.	Legal settlement liability

The following table shows the components of the legal settlement liability (in thousands):

	December 31,	March 31,
	2020	2021
		(unaudited)
Current:
Legal settlement liability	$6,253	$7,172
Noncurrent:
Legal settlement liability	10,959	10,840

Total legal settlement liability	$17,212	$18,012

Refer to Note 15 Commitments and contingencies for a description of the litigation settlement.

10.	Redeemable convertible preferred stock

In March 2015, the Company entered into a Series A Preferred Stock Purchase Agreement (“Series A Agreement”) with certain investors pursuant to which it sold and issued 7,350,000 shares of Series A redeemable convertible preferred stock (“Series A shares”) at a purchase price of $0.50 per share in the initial closing. In July 2015, the Company sold and issued an additional 6,125,000 Series A shares at a purchase price of $0.50 per share pursuant to a subsequent closing under the Series A Agreement. In October 2015, the Company sold and issued an additional 11,025,000 Series A shares at a purchase price of $0.50 per share pursuant to a milestone closing under the Series A Agreement. A total of 24,500,000 Series A shares were issued for $12.2 million, net of issuance costs of $89,000.

In December 2016, the Company entered into a Series B Preferred Stock Purchase Agreement (“Series B Agreement”) with certain investors pursuant to which it sold and issued 7,416,667 shares of Series B convertible redeemable preferred stock (“Series B shares”) at a purchase price of $1.00 per share in the initial closing. In January 2018, the Company sold and issued an additional 4,583,333 Series B shares at a purchase price of $1.00 per share pursuant to a milestone closing under the Series B Agreement.

In September 2018, the Company entered into a Series C Preferred Stock Purchase Agreement (“Series C Agreement”) with certain investors pursuant to which it sold and issued 14,038,706 shares of Series C convertible redeemable preferred stock (“Series C shares” and together with Series A shares, Series B shares and Series C shares, the “2018 Preferred Stock”) at a purchase price of $3.1983 per share in the initial closing. In November and December 2018, the Company sold and issued an additional 1,875,996 and 1,563,330 Series C shares, respectively, at a purchase price of $3.1983 per share pursuant to subsequent closings under the Series C Agreement.

In October 2018, the Company repurchased 1,839,249 Series A shares at a price per share of $2.7185 (“Series A Repurchase”), for an aggregate purchase price of $5.0 million. In connection with the Series A Repurchase, the Company filed a Certificate of Retirement with the Secretary of State in the State of Delaware to (i) cancel and retire the repurchased shares as required by the Company’s Amended and Restated Certificate of Incorporation, (ii) reduce the number of 2018 Preferred Stock authorized under the Company’s Amended and Restated Certificate of Incorporation to 52,660,751 from 54,500,000 and (iii) reduce the number of Series A shares authorized under the Company’s Amended and Restated Certificate of Incorporation 22,660,751 from 24,500,000.

In October 2020, under the amended and restated certificate of incorporation dated October 22, 2020 (“October COI”), the Company issued 13,314,393 shares of Series D redeemable convertible preferred stock (“Series D shares” and together with Series A shares, Series B shares, Series C shares, the “Preferred Stock”) at a purchase price of $9.01 per share for net proceeds of $119.7 million and authorized the reduction of the Series C to 17,478,032.

The Preferred Stock at December 31, 2020 consists of the following (in thousands, except share and per share data):

Series	Shares authorized	Shares issued and outstanding	Original issue price	Aggregate liquidation preference	Carrying value
Series A	22,660,751	22,660,751	$0.50	$11,330	$7,161
Series B	12,000,000	12,000,000	1.00	12,000	11,944
Series C	17,478,032	17,478,032	3.1983	55,900	55,548
Series D	13,314,393	13,314,390	9.0128	120,000	119,666

Total redeemable convertible preferred stock	65,453,176	65,453,173		$199,230	$194,319

The Preferred Stock at March 31, 2021 consists of the following (in thousands, except share and per share data):

(unaudited) Series	Shares authorized	Shares issued and outstanding	Original issue price	Aggregate liquidation preference	Carrying value
Series A	22,660,751	22,660,751	$0.50	$11,330	$7,161
Series B	12,000,000	12,000,000	1.00	12,000	11,944
Series C	17,478,032	17,478,032	3.1983	55,900	55,548
Series D	13,314,393	13,314,390	9.0128	120,000	119,666

Total redeemable convertible preferred stock	65,453,176	65,453,173		$199,230	$194,319

The Company has classified its Preferred Stock as temporary equity in the accompanying interim consolidated balance sheets due to terms that allow for redemption of the shares upon certain change in control events that are outside of the Company’s control, including sale or transfer of control of the Company, as holders of the Preferred Stock could cause redemption of the shares in these situations.

The rights, preferences and privileges of the holders of Preferred Stock, respectively:

Dividends

Holders of Series D shares, in preference to the holders of Series C shares, Series B shares, Series A shares and common stock, shall be entitled to receive, when, as and if declared by the Board of Directors of the Corporation (the “Board”) cash or stock dividends at the rate of 8% of the Series D Original Issue Price (as defined below) per annum on each outstanding Series D shares. Holders of Series C shares, in preference to the holders of Series B shares, Series A shares and common stock, shall be entitled to receive, when, as and if declared by the Board, cash or stock dividends at the rate of 8% of the Series C Original Issue Price (as defined below) per annum on each outstanding Series C shares. Holders of Series B shares, in preference to the holders of Series A shares and common stock, shall be entitled to receive, when, as and if declared by the Board, cash or stock dividends at the rate of 8% of the Series B Original Issue Price (as defined below) per annum on each outstanding Series B shares. Holders of Series A shares, in preference to the holders of common stock, shall be entitled to receive, when, as and if declared by the Board, cash or stock dividends at the rate of 8% of the Series A Original Issue Price (as defined below) per annum on each outstanding Series A shares. The dividends are non-cumulative. Through March 31, 2021, no cash dividends have been declared by the Company.

Conversion

Each share of Preferred Stock is convertible, at the option of the holder, at any time, into shares of common stock. The number of shares is determined by dividing the original issuance price by the conversion price, which is also equal to the original issuance price.

The conversion price of the Preferred Stock is subject to adjustment to prevent dilution in the event that the Company issues additional shares of common stock at a price per share less than the applicable conversion price.

Each share of Preferred Stock will automatically convert into shares of common stock at the then effective conversion price for each such share immediately upon the earlier of (i) the Company’s sale of its common stock in an underwritten public offering pursuant to a registration statement under the Securities Act 1933, as amended, resulting in aggregate gross proceeds to the Company of at least $50.0 million, or (ii) the date specified by the written consent of the holders of a majority of the then outstanding shares of Preferred Stock, consenting or voting together as a single class on an as-converted basis.

Liquidation

Upon liquidation, dissolution, or winding up of the Company, or upon a change of control or a sale of substantially all of the Company’s assets, the holders of the outstanding Series D shares shall be entitled to receive, prior and in preference to any distribution to the holders of the Series C shares, Series B shares, Series A shares and common stock, an amount per share equal to the greater of (i) one times the original issue price plus any dividends accrued but unpaid thereon, or (ii) an amount that would have been paid had such shares been converted into common stock immediately prior to such liquidation.

After distribution to the Series D holders, holders of the Series C shares shall be entitled to receive, prior and in preference to any distribution to the holders of Series B shares, Series A shares and common stock, an amount per share equal to the greater of (i) the original issue price plus any dividends accrued but unpaid thereon, whether declared, together with any other dividends declared but unpaid, or (ii) an amount that would have been paid had such share been converted into common stock immediately prior to such liquidation.

After distribution to the Series C holders, holders of the Series B shares shall be entitled to receive, prior and in preference to any distribution to the holders of shares of Series A shares and common stock, an amount per share equal to the greater of (i) the original issue price plus any dividends declared but unpaid, or (ii) an amount that would have been paid had such share been converted into common stock immediately prior to such liquidation.

After distribution to the Series B holders, holders of the Series A shares shall be entitled to receive, prior and in preference to any distribution to the holders of common stock, an amount per share equal to the greater of (i) the original issue price plus any dividends declared but unpaid thereon, or (ii) an amount that would have been payable had such share been converted into common stock immediately prior to such liquidation.

The remaining assets will be distributed to holders of the Company’s common stock.

Voting rights

Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of common stock into which such holder’s shares of Preferred Stock are convertible as of the record date.

At any time when at least 1,250,000 Series D shares (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Series D) are outstanding, the holders of record of Series D shares, voting exclusively and as a separate class, shall be entitled to elect one director of the Company (the “Series D Director”). The holders of record of Series A shares and Series B shares, voting together as a single class (on an as-converted to common stock basis in accordance with the terms of the October COI), are entitled to elect two directors of the Company. The holders of record of Series C shares, voting exclusively as a separate class, are entitled to elect two directors of the Company. The holders of record of the shares of common stock, voting exclusively and as a separate class, are entitled to elect four directors of the Company. The holders of record of the shares of common stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class (on an as-converted to common stock basis in accordance with the terms of the October COI), are entitled to elect the balance of the total number of directors of the Company.

Redemption

The Preferred Stock is redeemable by the Company at a price equal to the applicable original issue price per share, plus any dividends declared but unpaid, commencing on or after the seventh anniversary of the original issue date.

11.	Common stock

As of March 31, 2021, the Company has authorized 115,000,000 shares of common stock at $0.001 par value. Holders of common stock are entitled to one vote per share, and to receive dividends, only and if declared by the Board of Directors and, upon liquidation or dissolution, are entitled to receive all assets available for distribution to stockholders, subordinate to the rights, preferences and privileges of any outstanding Preferred Stock with respect to dividends and in connection with a liquidation, winding up and dissolution of the Company. The holders have no preemptive or other subscription rights.

In March 2015, the Board approved the 2015 Equity Incentive Plan (“2015 Plan”). The maximum number of shares of common stock reserved for issuance under the 2015 Plan is 11,368,545. As of March 31, 2021 the total number of shares of common stock available for issuance under the 2015 Plan was 4,543,014 shares.

Fair value of common stock

The fair value of the shares of common stock underlying the stock options has historically been determined by the Board. Because there has been no public market for the Company’s common stock, the Board has determined fair value of the common stock at the time of the option grant by considering a number of objective and subjective factors including valuation of comparable companies, sales of redeemable convertible preferred stock to unrelated third parties, operating and financial performance, the lack of liquidity of capital stock and general and industry specific economic outlook, amongst others. In determining the fair value of the common stock, the methodologies used to estimate the enterprise value were performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The fair value of the underlying common stock will be determined by the Board, after consideration of a third-party valuation report, until the Company’s common stock is listed on an established stock exchange or national market system.

12.	Stock-based compensation plan

The following table shows stock option activity during the periods indicated (in thousands except share and per share data):

	Number of options outstanding	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic Value
Balance as of December 31, 2020	4,631,265	$0.89	7.79	$11,405
Options granted	735,500	6.27
Options exercised	(400,181)	0.49
Options forfeited	(46,294)	1.38
Options expired	(311)	1.22

Balance as of March 31, 2021	4,919,979	$1.72	7.91	$22,387

Options unvested as of March 31, 2021	2,705,605	$2.69	8.99	$9,673

Options exercisable as of March 31, 2021	2,214,374	$0.53	6.59	$12,713

The weighted-average grant date fair value of options granted during the three months ended March 31, 2020 and 2021 was $0.79 and $4.65 per share, respectively. There was $1.0 million and $4.9 million of unrecognized stock-based compensation expense related to unvested stock options as of March 31, 2020 and 2021, respectively. The unrecognized stock-based compensation expense as of March 31, 2021 is estimated to be recognized over a period of 2.83 years. The total fair value of options vested during the three months ended March 31, 2020 and 2021 was $55,000 and $193,000, respectively.

Stock-based compensation expense

The following table shows the allocation of stock-based compensation expense related to the Company’s stock-based awards (in thousands):

	Three months ended March 31,
(unaudited)	2020	2021
Cost of sales	$29	$112
Research and development	20	119
Sales and marketing	31	130
General and administrative	25	95

Total stock-based compensation	$105	$456

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. The valuation model for stock compensation expense requires the Company to make assumptions and judgments about the variables used in the calculation including the expected term (weighted-average period of time that the options granted are expected to be outstanding), volatility of the Company’s common stock and an assumed-risk free interest rate. The following table shows the weighted-average valuation assumptions used in determining the fair value of employee stock options:

	Three months ended March 31,
(unaudited)	2020	2021
Expected volatility	74%	91%
Expected term (years)	6.00	5.98
Risk-free interest rate	1%	1%
Expected dividend yield	0%	0%

13.	Employee benefit plan

401(k) retirement savings plan

The Company currently maintains a 401(k) retirement savings plan the covers substantially all of its employees (“401(k) Plan”). The 401(k) Plan permits voluntary contributions by employees, a portion of which are matched by the Company. The Company’s contributions to the 401(k) Plan were approximately $132,000 and $170,000 for the three months ended March 31, 2020 and 2021, respectively.

14.	Income taxes

The provision for income taxes consists primarily of federal, state, and foreign income taxes. The Company’s income tax provision may be significantly affected by changes to the Company’s estimates for tax in jurisdictions in which it operates and other estimates utilized in determining the global effective tax rate. Actual results may also differ from the Company’s estimates based on changes in economic conditions. Such changes could have a substantial impact on the income tax provision. The Company reevaluates the judgments surrounding its estimates and adjusts, as appropriate, each reporting period.

The Company’s effective tax rate differs from the U.S. federal statutory income tax rate due to state taxes, global intangible low-taxed income, foreign tax rate differences, technology and development tax credits, and non-deductible stock-based compensation.

Realization of the Company’s deferred tax assets is dependent primarily on the generation of future taxable income. In considering the need for a valuation allowance, the Company considers its historical, as well as future projected, taxable income along with other objectively verifiable evidence. Objectively verifiable evidence includes the Company’s realization of tax attributes, assessment of tax credits, and utilization of net operating loss carryforwards during the year.

The effective income tax rate was 33% for the three months ended March 31, 2021. The income tax expense for the three months ended March 31, 2021 differs from the statutory rate due to nondeductible stock-based compensation, global intangible low-taxed income, a lower tax rate in certain foreign countries where the Company operates, partially offset by a deduction for foreign-sourced revenue, and federal and state research credits.

Provision for income taxes

The following table sets forth the provision for income taxes for the three months ended March 31, 2020 and 2021 (in thousands):

	Three months ended March 31,
(unaudited)	2020	2021
Total provision for income taxes	$178	$50

The difference between the effective tax rate in 2020 of (27)% and the federal statutory income tax rate of 21% was primarily due to foreign income tax on subsidiaries which generate a profit due to intercompany transfer pricing despite the overall loss for the quarter. For the three months ended March 31, 2020, the Company maintained a full valuation allowance on U.S. and one foreign subsidiary’s deferred tax assets.

As of March 31, 2021, the Company had $906,000 of long-term income tax liabilities related to uncertain tax positions. Because of the high degree of uncertainty regarding the settlement of these liabilities, the Company is unable to estimate the years in which future cash outflows may occur.

15.	Commitments and contingencies

Lease agreements

The Company leases office facilities under various non-cancelable leases that expire at various dates. Under certain leases, the Company is responsible for expenses related to operations, maintenance, repairs, and management fees that are accounted for as operating leases.

The following table shows the future minimum lease payments for the operating leases as of March 31, 2021 (in thousands):

Operating leases
(unaudited)
Remainder of 2021	$1,506
2022	2,249
2023	2,333
2024	2,000
2025	1,931
Thereafter	5,833

Total future minimum lease payments	$15,852

Rent expense totaled $302,000 and $415,000 for the three months ended March 31, 2020 and 2021, respectively.

Legal proceedings

The Company evaluates the status of each legal matter, if any, and assesses potential financial exposure. If the potential loss from any legal proceedings or litigation is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. Significant judgment is required to determine the probability of a loss and whether the amount of the loss is reasonably estimated. The outcome of any proceeding is not determinable in advance. As a result, the assessment of a potential liability and the amount of accruals recorded are based on the information available at the time.

On February 13, 2018, Becton, Dickinson, and Company (“BD”) filed a lawsuit against the Company alleging trade secret misappropriation and copyright infringement. On October 6, 2020, the Company entered into a Settlement, License and Equity Issuance Agreement with BD pursuant to which the Company and BD agreed to a mutual release of all claims against each other as of the date thereof (the “BD Agreement”). Additionally, BD granted Cytek a non-exclusive, irrevocable, perpetual, worldwide and non-transferrable license to certain BD patents and covenanted that it would not enforce or permit or encourage the enforcement of BD patents against Cytek or its affiliates in connection with the development, manufacture, use, importation, offer for sale or sale of its then-current instruments. In exchange, the Company agreed that Cytek and its affiliates would not dispute or challenge in a legal proceeding the validity, enforceability or scope of the applicable BD patent claims and agreed to make certain payments to BD, including (i) a one-time upfront payment of $2.0 million, (ii) a low single digit royalty payment for ten years, based on net sales of certain of its products, (iii) $6.0 million milestone payment upon the occurrence of a certain sales threshold, and (iv) a specified payment upon the closing of a change of control transaction, if any. The Company also issued 1,565,698 shares of the Company’s common stock to BD during the year ended December 31, 2020 in connection with the BD settlement. As of March 31, 2021, it was probable that the specified sales milestone would be achieved within 9 months.

The Company separated the settlement agreement into two elements, the litigation settlement and future licensing rights. The Company could not readily determine the fair value of the litigation settlement of prior infringement claims between the Company and BD. Therefore, the Company applied the residual method and allocated the difference between the total present value consideration payable under the BD Agreement and the estimated fair value of the future licensing rights to the litigation settlement element. The Company determined the estimated fair value of the future licensing rights based on the relief from royalty method. The significant assumptions used were the market royalty rate estimated as a royalty rate that a market participant would pay to license the BD intellectual property, forecasted sales subject to the market royalty rate and the discount rate.

The Company recorded $465,000 and $682,000 product cost of sales related to royalty expense for the three months ended March 31, 2020 and 2021, respectively, and $0 and $375,000 of interest expense for the three months ended March 31, 2020 and 2021, respectively, to accrete the present value discount of the payment streams over the payment period of ten years from the settlement date using the effective interest rate method. The Company made a one-time upfront payment and issued 1,565,698 shares of the Company’s common stock to BD during the year ended December 31, 2020. The Company recorded legal settlement liability on the consolidated balance sheets of $17.2 million and $18.0 million as of December 31, 2020 and March 31, 2021, respectively, and will record licensing expense in future periods.

The Company is not currently involved in legal actions, nor is management aware of any potential claims or legal actions, for which the ultimate disposition could have a material effect on the Company’s financial position, results of operations or liquidity.

Paycheck Protection Program Loan

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted to, amongst other provisions, provide emergency assistance for individuals, families and businesses affected by the COVID-19 pandemic. The CARES Act includes a Paycheck Protection Program (“PPP”) administered through the Small Business Association (“SBA”). Under the PPP, beginning April 3, 2020, small businesses and other entities and individuals could apply for loans from existing SBA lenders and other approved regulated lenders that enroll in the program, subject to numerous limitations and eligibility criteria.

On May 7, 2020, the Company received gross proceeds in the amount of approximately $4.1 million under the PPP. The PPP, established as part of the CARES Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. As of March 31, 2021, the Company has used $2.8 million of this loan for eligible purposes, including payroll, benefits, rent and utilities and has returned $1.3 million. On May 4, 2021, the Company fully repaid the PPP loan.

16.	Investment in Cytek Japan

In May 2019, the Company jointly formed Cytek Japan with TOMY Digital Biology (“TOMY”). Cytek Japan was created for the purpose of expanding the Company’s presence in Japan. The Company and TOMY each purchased $46,000 of common stock of Cytek Japan. The Company previously accounted for its 50% interest in Cytek Japan as an equity method investment. The Company recorded $40,000 for its proportionate share of Cytek Japan’s earnings which is included in other expense, net in the consolidated statements of operations and comprehensive income (loss) for the three months ended March 31, 2021.

In March 2021, the Company purchased an additional $688,000 of common stock of Cytek Japan and TOMY purchased an additional $229,000 of common stock of Cytek Japan. The Company’s interest in Cytek Japan increased from 50% to 73% giving the Company controlling interest. The Company consolidated Cytek Japan as of March 31, 2021 under the VOE model as Cytek Japan does not meet the definition of a VIE and as TOMY does not have substantive voting, participating or liquidation rights.

The Company recognized net assets of $1.1 million, consisting primarily of $1.0 million cash. The Company recorded noncontrolling interest of $315,000 on the consolidated financial statements. The net income attributable to noncontrolling interest was de minimis.

17.	Related party transactions

In February 2017, the Company entered into an agreement with a third-party manufacturing company whereby an executive officer of the Company was also a member of the third-party manufacturer’s board of directors. The executive officer of the Company resigned from the third-party manufacturer’s board of directors in February 2020. During the three months ended March 31, 2020, the Company paid the third-party manufacturing company $105,000 for the purchase of inventory. As of December 31, 2020 the Company’s open balance was $41,000 and is reflected in trade accounts payable and accrued expenses. As of March 31, 2021, there are no open balances to the third-party manufacturing company.

18.	Product warranty

The following table shows the activity in the product warranty accrual included in accrued expenses on the consolidated balance sheets (in thousands):

	December 31,	March 31,
	2020	2021
		(unaudited)
Balance, beginning of the period	$734	$969
Accrual for current year warranties	1,506	1,150
Warranty cost incurred	(1,271)	(889)

Balance, end of period	$969	$1,230

19.	Net income (loss) attributable to common stockholders per share

The following table sets forth the computation of the Company’s basic and diluted net income (loss) attributable to common stockholders per share for the three months ended March 31, 2020 and 2021:

	Three months ended March 31,
(unaudited)	2020	2021
Numerator
Net income (loss), basic and diluted	$(839)	$102
Less: net income allocated to participating securities		(102)

Net income (loss) attributable to common stockholders, basic and diluted	$(839)	—

Denominator
Weighted-average common shares outstanding, attributable to common stockholders, basic	21,341,420	23,668,744
Effect of stock options	—	3,153,952

Weighted-average common shares outstanding, attributable to common stockholders, diluted	21,341,420	26,822,696

Net income (loss) per share attributable to common stockholders, basic	$(0.04)	—

Net income (loss) attributable to common stockholders per share, diluted	$(0.04)	—

As of March 31, 2020 and 2021, the Company’s potentially dilutive securities were redeemable convertible preferred stock and options to purchase common stock. Based on the amounts outstanding as of March 31, 2020 and 2021, the Company excluded the following potential common shares from the computation of diluted net income (loss) per share attributable to common stockholders because including them would have had an anti- dilutive effect:

	Three months ended March 31,
(unaudited)	2020	2021
Redeemable convertible preferred stock	52,138,783	—
Options to purchase common stock	4,184,740	—

20.	Geographic areas

The Company sells its products worldwide and attributes revenue to the geography where the product is delivered. The geographical distribution of revenue for the three months ended March 31, 2020 and 2021 was as follows (in thousands):

	Three months ended March 31,
(unaudited)	2020	2021
United States	$13,312	$13,348
EMEA	3,232	7,647
APAC	1,087	3,256
Other	357	21

Total revenue, net	$17,988	$24,272

EMEA includes Europe, the Middle East and Africa; APAC includes Asia and the Pacific countries; Other includes Canada and South America.

For the three months ended March 31, 2020 and 2021, the Company had no major customers.

As of December 31, 2020 and March 31, 2021, the Company’s long-lived assets by geographic area were as follows (in thousands):

	December 31,	March 31,
	2020	2021
		(unaudited)
United States	$568	$772
APAC	1,572	1,704

Total	$2,140	$2,476

As of December 31, 2020 and March 31, 2021, substantially all of the Company’s long-lived assets are located in the United States and in Wuxi, China.

21.	Subsequent events

The Company has evaluated all events occurring through June 14, 2021, the date on which the condensed consolidated financial statements were issued, during which time, nothing has occurred outside the normal course of business operations that would require disclosure except for the following events.

PPP loan

On May 4, 2021, the Company repaid in full the outstanding balance of $2.8 million of the PPP loan.

Through and including                , 2021 (25 days after the date of this prospectus), all dealers that effect transactions in the these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

             Shares

Common Stock

PRELIMINARY PROSPECTUS

MORGAN STANLEY

GOLDMAN SACHS & CO. LLC

PIPER SANDLER

COWEN

            , 2021

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the exchange listing fee.

Amount
SEC registration fee		$10,910
FINRA filing fee		14,850
Exchange listing fee			*
Accountants’ fees and expenses			*
Legal fees and expenses			*
Transfer agent’s fees and expenses			*
Printing and engraving expenses			*
Miscellaneous			*

Total expenses	$		*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. Our amended and restated certificate of incorporation upon the closing of this offering permits indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws that will be in effect upon the closing of this offering provide that we will indemnify our directors and officers and permit us to indemnify our employees and other agents, in each case to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of Cytek Biosciences, Inc., provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interest of Cytek Biosciences, Inc. At present, there is no pending litigation or proceeding involving a director or officer of Cytek Biosciences, Inc. regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Exchange Act that might be incurred by any director or officer in his or her capacity as such.

Item 15. Recent Sales of Unregistered Securities.

Since January 1, 2018, we have issued the following unregistered securities:

Sales of Preferred Stock

(1)

In January 2018, we sold an aggregate of 4,583,333 shares of Series B redeemable convertible preferred stock to accredited investors at a purchase price of $1.00 per share for aggregate cash proceeds of approximately $4.6 million.

(2)

From September 2018 to December 2018, we sold an aggregate of 17,478,032 shares of Series C redeemable convertible preferred stock to accredited investors at a purchase price of $3.20 per share for aggregate cash proceeds of approximately $55.9 million.

(3)

In October 2020, we sold an aggregate of 13,314,390 shares of Series D redeemable convertible preferred stock to accredited investors at a purchase price of $9.01 per share for aggregate cash proceeds of approximately $120.0 million.

Option and Common Stock Issuances

(1)

Since January 2018, we granted to certain employees, consultants and directors options to purchase an aggregate of 4,734,642 shares of our common stock under our 2015 Plan at exercise prices ranging from $0.35 to $9.12 per share.

(2)

Since January 2018, we issued an aggregate of 1,996,404 shares of our common stock upon the exercise of options granted under our 2015 Plan, at exercise prices ranging from $0.11 to $1.22 per share, for an aggregate exercise price of approximately $0.6 million.

(3)	In October 2020, we issued 1,565,698 shares of our common stock to Becton, Dickinson and Company pursuant to the terms of the BD Agreement.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to, or for sale in connection with, any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of Cytek Biosciences, Inc., as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of Cytek Biosciences, Inc., to be effective on the completion of this offering.

3.3	Bylaws of Cytek Biosciences, Inc., as currently in effect.

Exhibit Number	Description of Exhibit

3.4*	Form of Amended and Restated Bylaws of Cytek Biosciences, Inc., to be effective on the completion of this offering.

4.1*	Form of common stock certificate of Cytek Biosciences, Inc.

5.1*	Opinion of Cooley LLP.

10.1	Amended and Restated Investors’ Rights Agreement, by and among Cytek Biosciences, Inc. and certain of its stockholders, dated October 23, 2020.

10.2	Cytek Biosciences, Inc. 2015 Equity Incentive Plan, as amended.

10.3	Forms of Option Agreement, Notice of Stock Option Grant and Exercise Notice under Cytek Biosciences, Inc. 2015 Equity Incentive Plan.

10.4*	Cytek Biosciences, Inc. 2021 Equity Incentive Plan.

10.5*	Forms of Option Agreement, Notice of Stock Option Grant and Exercise Notice under 2021 Equity Incentive Plan.

10.6*	Forms of Restricted Stock Unit Grant Notice and Restricted Stock Unit Award Agreement under the Cytek Biosciences, Inc. 2021 Equity Incentive Plan.

10.7*	Cytek Biosciences, Inc. 2021 Employee Stock Purchase Plan.

10.8*	Form of Indemnification Agreement, by and between Cytek Biosciences, Inc. and each of its directors and executive officers.

10.9	Offer letter, by and between Cytek Biosciences, Inc. and Patrik Jeanmonod, dated October 5, 2018.

10.10*	Cytek Biosciences, Inc. Severance Benefit Plan.

10.11#	Supply and License Agreement, by and between Biotium, Inc. and Cytek Biosciences, Inc., dated as of September 1, 2020.

10.12#	Settlement, License, and Equity Issuance Agreement, by and between Becton, Dickinson and Company and Cytek Biosciences, Inc., dated October 5, 2020.

10.13	Lease, by and between Crest Properties LLC and Cytek Biosciences, Inc., dated as of July 24, 2015.

10.14	Lease, by and between SNH Medical Office Properties Trust and Cytek Biosciences, Inc., dated November 20, 2020.

21.1*	List of Subsidiaries of Cytek Biosciences, Inc.

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23.2*	Consent of Cooley LLP (included in Exhibit 5.1).

24.1	Power of Attorney. Reference is made to the signature page hereto.

*	To be filed by amendment.
#

Pursuant to Item 601(b)(10) of Regulation S-K, portions of this exhibit have been omitted as the registrant has determined that the omitted information is both not material and is the type that the registrant treats as private and confidential.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on July 2, 2021.

CYTEK BIOSCIENCES, INC.

By:	/s/ Wenbin Jiang, Ph.D.
Wenbin Jiang, Ph.D.
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Wenbin Jiang, Patrik Jeanmonod and Valerie Barnett, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Wenbin Jiang, Ph.D.	President, Chief Executive Officer and Director	July 2, 2021
Wenbin Jiang, Ph.D.	(Principal Executive Officer)

/s/ Patrik Jeanmonod	Chief Financial Officer	July 2, 2021
Patrik Jeanmonod	(Principal Financial and Accounting Officer)

/s/ Ming Yan, Ph.D.	Chief Technology Officer and Director	July 2, 2021
Ming Yan, Ph.D.

/s/ Jack Ball	Director	July 2, 2021
Jack Ball

/s/ Tess Cameron	Director	July 2, 2021
Tess Cameron

/s/ Feng Deng	Director	July 2, 2021
Feng Deng

/s/ Gisele Dion	Director	July 2, 2021
Gisele Dion